File No. 82-34906
July 18, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Mizuho Financial Group, Inc. 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. ENGLISH LANGUAGE DOCUMENTS

1. English Presentation Material for IR Presentation at Overseas Roadshow in July 2006, "Financial Results for FY2005" (Attached hereto as Exhibit A-1)

2. English version of Press Release dated July 4, 2006, "Announcement Regarding Completion of Public Fund Repayment" (Attached hereto as Exhibit A-2)

3. English version of Press Release dated July 3, 2006, "Announcement Regarding Determination of Details of Repurchase of Own Shares (Common Shares)" (Attached hereto as Exhibit A-3)

4. English version of Press Release dated June 30, 2006, "Announcement Regarding Repurchase and Cancellation of Own Shares (Common Shares)" (Attached hereto as Exhibit A-4)

5. English version of Press Release dated June 28, 2006, "Announcement Regarding Repurchase and Cancellation of Preferred Shares (Public Funds)" (Attached hereto as Exhibit A-5)

6. English version of Notice of Resolutions of the Fourth Ordinary General Meeting of Shareholders dated June 27, 2006 (Attached hereto as Exhibit A-6)

7. English version of Corrections in "Materials attached to the Convocation Notice of the Fourth Ordinary General Meeting of

Shareholders" dated June 23, 2006 (Attached hereto as Exhibit A-7)

8. English version of Press Release dated June 23, 2006, "Corrections in 'Financial Statements for Fiscal 2005'" (Attached hereto as Exhibit A-8)

9. English version of Convocation Notice of the Fourth Ordinary General Meeting of Shareholders dated June 8, 2006 (Attached hereto as Exhibit A-9)

10. English Presentation Material for IR Presentation at Overseas Roadshow in June 2006, "Financial Results for FY2005" (Attached hereto as Exhibit A-10)

B. JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 29, 2006 for the fiscal year ended March 31, 2006 and amendment thereto dated July 7, 2006

(Brief description)
Annual Securities Report dated June 29, 2006 and amendment thereto dated July 7, 2006 submitted to the Director of Kanto Local Finance Bureau, describing our capital, management, business and financial statements for the fiscal year ended March 31, 2006 and other matters concerning us.

If you have any questions or requests for additional information, please do not hesitate to contact Souichi Hosoi at 011-813-5224-2911 (telephone) or 011-813-5224-1075 (facsimile) or souichi.hosoi@mizuhofg.co.jp (E-Mail).

Very truly yours,

Mizuho Financial Group, Inc.

By Satoru Nishibori

Name: Satoru Nishibori
Title: Managing Director

Enclosures and attachment

Exhibit A-1

MIZUHO

Channel to Discovery

Financial Results for FY2005

July 2006

Mizuho Financial Group



Mizuho Financial Group, Inc.
Global Retail Group
Mizuho Bank
Mizuho Investors Securities
UC Card
Mizuho Capital
Shinko Securities*
Global Corporate Group
Mizuho Corporate Bank
Mizuho Securities
Global Asset & Wealth Management Group
Mizuho Trust & Banking
Mizuho Private Wealth Management
Trust & Custody Services Bank
Asset Management Companies
DKA
FIMCO
DIAM*
Group Strategy Affiliates
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute

* An affiliate under the equity method

Definitions

3 Banks: Aggregated figures for Mizuho Bank (BK), Mizuho Corporate Bank (CB), Mizuho Trust & Banking (TB) and their financial subsidiaries for corporate revitalization on a non-consolidated basis

2 Banks: Aggregated figures for Mizuho Bank and Mizuho Corporate Bank and their financial subsidiaries for corporate revitalization on a non-consolidated basis

(Note) Each financial subsidiary for corporate revitalization was merged with its respective parent bank on Oct. 1, 2005

Index

■ **"Enhancement of the Group's Comprehensive Profitability" supported by "Sophisticated Management Control" and "Disciplined Capital Management"**

Enhancement of the Group's Comprehensive Profitability

Entered a new phase in management strategies of top-line growth

Established "Mizuho with financial soundness"

Implemented a Series of Management Reforms

- ***FY2005*** — **"Positive Turnaround of Top-line"**
- ***April 2005*** — **"Channel to Discovery" Plan Medium-Term Business Plan**
- ***FY2004*** — **Progress in 4 Management Issues**
  - ✓ Repayment of Public Funds
  - ✓ Completion of IT Systems Integration
  - ✓ Resolution of Financial Issues
  - ✓ Acceleration of Cost Reduction
- ***March 2003*** — **Business Reorganization & Capital Raising of Approx. JPY 1.1Tn**
- ***April 2002*** — **Establishment of Mizuho Bank and Mizuho Corporate Bank through Corporate Splits and Mergers**

	Mizuho Stock Price* (JPY)
Mar. 31, 2006	963,000
Sep. 30, 2005	722,000
Mar. 31, 2005	507,000
Mar. 31, 2004	448,000
Mar. 31, 2003	96,800
Mar. 29, 2002	302,000

* Closing price on TSE. The stock price of Mizuho Holdings, Inc. until Mar. 5, 2003

Summary of Financial Results for FY2005

FY2005 Results

Mizuho Financial Group (Consolidated Basis)

(JPY Bn)	FY2005	FY2004	Change	
Consolidated Gross Profits	2,002	1,993	+9	+0.46%
G&A Expenses	-1,095	-1,091	-3	
Consolidated Net Business Profits *1	922	912	+9	+1.09%
Credit Costs	53	-93	+147	
Net Gains related to Stocks	231 *2	210	+21	
Ordinary Profits	921	657	+263	
Net Income	649	627	+22	+3.58%

	Mar. 2006	Mar. 2005	Change
Shareholders' Equity	4,804	3,905	+899
BIS Capital Ratio	11.62%	11.91%	-0.29%
Tier1 Capital Ratio	5.89%	6.19%	-0.30%

Aggregated Figures of 3 Banks (Non-Consolidated Basis)

(JPY Bn)	FY2005	FY2004	Change
Gross Profits	1,698 *3	1,626	+72
G&A Expenses	-810	-829	+18
Net Business Profits	889 *3	800	+89
Credit Costs	63	-61	+125
Net Gains related to Stocks	199	193	+5
Ordinary Profits	789 *3	418	+371
Net Income	732 *3	582	+150

*1 Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments
*2 Includes gains (JPY 42.4 billion) on sales of a part of Mizuho Trust & Banking common stocks
*3 Includes JPY 120 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks' figures

Overview of Results: FY2005

■ Positive turnaround and increases in top-line earnings

- ➢ Positive turnaround of gross profits due to increased Non-interest Income from Customer Groups
- ➢ Net Business Profits steadily increased and loan and risk-adjusted asset growth turned positive


Gross Profits
(JPY Bn)
(Consolidated)
2,000
1,500
1,000
500
0
+7%
1,186
1,106
1,062
Net Interest Income
927
886
1,078*
Non-interest Income
FY2003
FY2004
FY2005
* Excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn


Non-interest Income from Customer Groups*
(JPY Bn)
(3 Banks)
500
400
300
+15%
FY2003
FY2004
FY2005
* Based on managerial accounting


Net Business Profits
(JPY Bn)
(3 Banks)
1,000
800
600
400
200
0
+13%
800
907*
FY2004
FY2005
* Excludes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization and the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn


Loan Balance
(JPY Tn)
(3 Banks)
70.0
65.0
60.0
55.0
50.0
+3%
68.9
66.1
62.6
65.0
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
* Excludes trust accounts and loans to Mizuho Financial Group, Inc.

■ Disciplined capital management

➢ Increased EPS & ROE


(Yen)
(Consolidated)
Fully Diluted EPS (yen) (See notes on P.31)
ROE (%)
(%)
60,000
40,000
20,000
0
15
10
5
0
14.9%
+6.4%
8.4%*
+146%
46,234
18,734*
FY2004
FY2005

*Exclude the effect of the Supreme Court judgment regarding the Japan Housing Loan, Inc.

➢ Steady Improvement in Capital Quality & Quantity (Tier 1 Capital)


(JPY Bn)
(Consolidated)
Public Funds
Net Deferred Tax Assets
5,000
4,000
3,000
2,000
1,000
0
3,941
1,332
1,949
659
4,172
1,002
1,466
1,702
4,555
296
600
3,660
Repaid full on July 4th, 2006
Mar. 2004
Mar. 2005
Mar. 2006

Tier 1 Capital Raising

- ✓ Sale of treasury stocks: Aggregate sale price: JPY 531Bn
- ✓ Issuance of Preferred Securities:
  USD 600 million + EUR 500 million
  (approx. JPY 140Bn)

Repayment of Public Funds

- ✓ Repaid a total of JPY 866Bn (issue price basis) in FY2005
- ✓ Completed the repayment of all public funds on July 4th, 2006

Increasing Core Profitability

Loan Balances, Interest Margins & Deposits

- The Loan Balance bottomed out in 1H FY2005 and is steadily increasing
- Interest margins contracted due to a decrease in loans to Watch Obligors and increased competition
- Ample liquid deposits will lead to an increase in profitability during the short-term interest rates rise

Loan Balances
(excluding loans to Mizuho Financial Group, Inc.)

Loan Balances


(JPY Tn)
(3 Banks, banking accounts only)
Domestic
Overseas & Offshore
65
60
55
0
66.1
3.8
62.3
64.1
3.9
60.1
62.6
4.1
58.4
63.5
4.9
58.5
65.0
6.3
58.7
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006
Overseas loans continue to grow
Domestic loans also hit bottom

(3 Banks, including trust accounts) (JPY Bn)

Breakdown of Domestic Loans	Mar. 2006	Change from Sep. 2005	Change from Mar. 2005
Loans to large corporations	21,153	-1,676	-1,239
Loans to SMEs	26,792	+1,787	+1,317
Housing & Consumer Loans	11,774	+103	-58
Residential Housing Loans	9,225	+153	+85

Interest Margins & Deposit Balances
(Domestic Operations)

Loan and Deposit Rate Margins

	FY2005	Change from FY2004
Mizuho Bank*	1.67%	- 0.13%
Mizuho Corporate Bank*	0.71%	- 0.10%
Mizuho Trust & Banking	1.41%	- 0.04%

* Excluding loans to Deposit Insurance Corporation of Japan, government and others

Deposit Balances*

*See Notes on P.31

(JPY Bn)

	Mar. 2006	Change from Mar. 2005	Proportion of liquid deposits
Mizuho Bank	51,464	+1,637	approx. 63%
Deposits from Individual Customers (Domestic Offices)	29,945	+841	
Mizuho Corporate Bank	9,294	-469	approx. 72%
Mizuho Trust & Banking	2,472	-295	approx. 24%
3 Banks	63,230	+872	approx. 63%

Non-interest Income from Customer Groups

■ Non-interest Income in focused business areas increases rapidly



(3 Banks)
(JPY Bn)
550
500
450
400
350
300
250
200
150
100
50
0
FY2003
FY2004
FY2005
% Change from FY 2004
441
+6%
469
+15%
541
+18%
+51%
+11%
+30%
+19% *1

FY2005 Results (Change from FY2004)	FY2006 Profit Plans (Change from FY2005)
Solution Business-related JPY 132 Bn (+JPY 20 Bn) ➢Syndicated Loans, Commitment Lines, Project Finance, Investment Banking, Securities-related Commission	+JPY 35 Bn
Sales of Investment Trusts & Individual Annuities JPY 35 Bn (+JPY 12 Bn)	+JPY 30 Bn
Settlement, Foreign Exchange JPY 175Bn (+JPY 18Bn)	+JPY 8Bn
International Business JPY 56Bn (+JPY 13Bn)	+JPY 21Bn
Trust and Asset Management (Mizuho Trust & Banking) JPY 97Bn (+JPY 16Bn) *1	+JPY 4Bn
Others (Derivatives, etc.) JPY 46Bn (- JPY 7Bn) *2	+JPY 31Bn
Total: +JPY 85Bn *3	Total: +JPY 129Bn

*1: Includes +JPY 2Bn due to change in accounting standards in FY2005

*2: Includes +JPY 15Bn effect from securitization of housing loans in FY2004

*3: After adjustments for the above special factors

(Note)
The above figures are based on the managerial accounting data for each described item in line with the new managerial accounting rule applied from FY2005, and represent "Customer Groups" figures.

G&A Expenses

- ■ **Base Expenses (-JPY 52Bn): Continued steady reduction through the effects of IT systems integration**
- ■ **Strategic Expenses (+JPY 33Bn): Investment of management resources into growth areas**


(JPY Bn)
(3 Banks)
850
800
750
0
829
-18
810
Strategic Expenses + 33
Base Expenses - 52
FY2004
FY2005

Expense Ratios*	FY2004		FY2005
	50.8%	+0.4%	51.3% (47.1%)
Mizuho Bank	61.0%	-2.4%	58.5% (53.9%)
Mizuho Corporate Bank	35.9%	+4.7%	40.6% (36.6%)
Mizuho Trust & Banking	48.1%	-1.2%	46.8% (45.5%)

*Expense Ratio = G&A Expenses / Gross Profits (Excluding dividends received from the financial subsidiaries for corporate revitalization)

Figures in ( ) exclude the effect of the disposition of Unrealized Losses on bond portfolios in 2H of FY2005.

Factors Contributing to Changes in G&A Expenses in FY2005 (compared to FY2004) (JPY Bn)

Category	Factors
Personnel + 10	Increased personnel and strengthened incentives in strategic areas - Increased financial consultants and enhanced overseas and real estate related businesses
Non-Personnel + 23	Implemented retail banking strategies ("Mizuho Mileage Club," "Premium Salons," etc.)
	Increased Business Finance Centers
	Enhanced overseas network and overseas business framework
	Strengthened PR activities
Personnel - 12	Reduced employee retirement benefit expenses due to the increase in expected return on plan assets (-6)
	Head count reduction, etc. (-5)
Non-Personnel - 35	*Effects of IT systems integration* (-25) (depreciation, maintenance expenses)
	Effects of consolidation of domestic branch network, etc. (-10)
Taxes - 3	Reduced property taxes as a result of the sale of properties, etc.

Breakdown of Changes in Base Expenses
Mizuho Bank: -52, Mizuho Corporate Bank: -3, Mizuho Trust & Banking: +3

Financial Soundness

Top Level Financial Soundness Among Mega Banks

Decrease in NPL Balance & NPL Ratios (Disclosed Claims under Financial Reconstruction Law)



(JPY Tn)
(Aggregate of Group Banks)
NPL Balance
NPL Ratio
Net NPL Ratio*
4
2
0
6%
4%
2%
0%
1.41%
0.47%
1.7%
0.25%
2.07%
0.88%
Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006
SMFG MUFG
Mar. 2006

* Net NPL Ratio=(Disclosed Claims under the Financial Reconstruction Law – Reserves for Possible Losses on Loans) / (Total Claims – Reserves for Possible Losses on Loans)

Decrease in Credit Costs



(Aggregate of Group Banks)
(JPY Tn)
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
FY2002
FY2003
FY2004
FY2005
- JPY 63Bn
JPY 230Bn
- JPY 538Bn
SMFG
MUFG
FY2005

Decrease in Deferred Tax Assets (DTAs)



(JPY Tn)
(Consolidated)
Net DTAs
Ratio of Net DTAs/Tier 1
2
1
0
60%
40%
20%
0%
0.2
6.4%
1.0
21.5%
0.6
8.3%
Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006
SMFG MUFG
Mar. 2006

Reduction in Stock Portfolio (Acquisition Costs) <Other Securities (which have fair value)>



(JPY Tn)
(Consolidated)
4
3
0
Reduced by JPY 96Bn
2.9
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006

Improvement in Securities Portfolio

Unrealized Gains/ Losses on Other Securities*

(Consolidated)



(JPY Bn)
2,500
2,000
1,500
1,000
500
0
-500
Stocks
Bonds and Other
1,109
-166
1,475
-172
2,462
-260
Mar.2005
Sep.2005
Mar.2006

	Mar.2005	Sep.2005	Mar.2006
Total	942	1,303	2,201

Disposition of unrealized losses on bond portfolios against the risk of rising interest rate: JPY 223 Bn (3 Banks)

JGB Portfolio

(3 Banks, Acquisition Cost)



TB/FB
Floating-rate Bonds
Medium- & Long-term Bonds
Average Remaining Period (excluding Floating-rate Bonds)
(JPY Tn)
25
20
15
10
5
0
(Year)
3
2
1
0
2.4
2.0
2.2
2.1

	Mar. 2004	Mar. 2005	Sep. 2005	Mar. 2006
Unrealized Losses* (JPY Bn)		-135	-136	-229
Unrealized Losses of Floating-rate Bonds* (JPY Bn)		-0.4	-13	-90
Yield on 10 Year JGB		1.32%	1.48%	1.77%

10 BPV (Mar. 2006)**
Domestic Bonds: -JPY 11Bn (+JPY13Bn)
Foreign Bonds: -JPY5Bn (+JPY10Bn)

(3 Banks excluding revitalization subsidiaries Figures in ( ) are changes from Sep. 2005)

**10 Basis Point Value

* The base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments

Strategies for Growth

Retail Banking Expansion and Synergy Enhancement

■ Increased profitability in both retail banking and international banking

Consolidated Net Business Profits*


(JPY Bn)
(Aggregate of each Global Group's figure)
+20%
1,000
800
600
400
200
0
83
391
394
GAWG
GCG
GRG
105
424
515
FY2004
FY2005

* Figures for FY2005 exclude the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn

Global Retail Group Net Business Profits


(JPY Bn)
(BK + Financial Subsidiary for Corporate Revitalization + IS)
500
400
300
200
100
0
414
+12%
359
+16%
473*
Profits from Customer Groups
FY2003
FY2004
FY2005

* Excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 75Bn

Net Business Profits of International Banking *


(JPY Bn)
(CB + Financial Subsidiaries for Corporate Revitalization)
FY2005 Rate of Increase
+51%
40
30
20
10
0
17
21
27
33
1H FY04
2H FY04
1H FY05
2H FY05

* Based on managerial accounting

Note: **GRG**: Global Retail Group, **GCG**: Global Corporate Group, **GAWG**: Global Asset & Wealth Management Group, **IS**: Mizuho Investors Securities (Non-Consolidated Ordinary Profits)
See notes on P.31

■ Increased synergies through strengthened group alliances

Retail Securities Business (Mizuho Investors Securities)


(Non-Consolidated)
(JPY Bn)
□ Ordinary Profits
30
20
10
0
Approx. 4 times
FY2003
FY2004
FY2005

# of Planet Booths (as of the end of each fiscal year)	FY2003	FY2004	FY2005
	11	41	73

Wholesale Securities Business (Mizuho Securities)


(Non-Consolidated)
(JPY Bn)
□ Ordinary Profits
+56%
60
40
20
0
FY2003
FY2004
FY2005

Trust & Asset Management Business (Mizuho Trust & Banking)


(Non-Consolidated, based on managerial accounting)
(JPY Bn)
□ Profits from Trust & Asset Management Businesses
+18%
100
80
60
40
20
0
FY2003
FY2004
FY2005

Retail Banking Initiatives at Mizuho Bank

■ Accelerating establishment of business promotion system to steadily improve results

	Enhance Consulting Functions	Enhance Profitability of "Mass-Retail" Market	Strengthen Individual Loans
Personnel	Financial Consultants: 893 → more than 2,000	Specialist Sales Staffs of MMC: Send to 100 branches per business day	Staffs at Housing Loan Centers: 356 → 466 → 600 (Plan)
Sales Network	Premium Salons: 26 → 150 → 250 (Plan)	Centers for Business with Employees of Corporate Customers: 6 centers	Housing Loan Centers: 82 → 88 → 100 (Plan)
	Planet Booths*: 41 → 73 → 100 (Plan)		
Reassemble Channel Network	New Type (Retail Only) Branches: 1 → 100 (Plan**)		

* Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank branches

■ March 2005 □ March 2006 ▨ March 2007 (Plan)

** From FY2006 onward

Results & Plans

Balance of Investment Products + JGBs sold to Individuals



JGBs sold to individuals
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
(JPY Tn)
5
4
3
2
1
0
Mar. 04
Mar. 05
Mar. 06
Mar. 07 (Revised Plan)

No. of MMC Members

(Commenced in August 2004)



(Million)
3
2
1
0
0.05
0.32
1.47
Sep. 04
Mar. 05
Mar. 06
Mar. 07 (Revised Plan)

Balance of Residential Housing Loans + Flat 35

(Including Securitized Amount)



(JPY Tn)
Flat 35
10
9
8
0
Mar. 05
Sep. 05
Mar. 06
Mar. 07 (Revised Plan)

See notes on P.31

Pursuing Group Synergies

Group Synergies in Net Fee & Commission Income

Greater Synergies from group companies including Mizuho Trust & Banking


Consolidated
2 Banks (Mizuho Bank and Mizuho Corporate Bank)
(JPY Bn)
550
450
350
250
0
426
182
243
472
191
281
555
220
335
FY2003
FY2004
FY2005

Examples of Synergies Pursued

Mizuho Trust & Banking


Gross Profits from Real Estate Business
(JPY Bn)
Gross Profits through Group Synergies
40
30
20
10
0
47%
FY2003
FY2004
FY2005

Mizuho Securities


Number of deals with lead manager status in fixed income and equity related products by CB's customers
(Number of deals)
150
130
110
0
FY2003
FY2004
FY2005

Mizuho Investors Securities


AUM acquired through cooperation with Mizuho Bank
Total AUM of Mizuho Investors Securities
AUM acquired thorough cooperation with Mizuho Bank
(JPY Tn)
8
6
4
2
0
30%
Mar.2004
Mar.2005
Mar.2006

AUM: Asset under Management

Strategic Focuses of 3 Global Groups

Global Retail Group

Mizuho Bank

Segment	Area	Focus
Individuals	Mass-Retail	■ Increase MMC membership
Individuals	Consulting	■ Increase sales of investment products
Individuals	Loans to Individuals	■ Increase sales of non-secured loans in alliance with Orico ■ Strengthen housing loans including "FLAT35"
Individuals	Channel Network	■ Open max. 100 new type (retail only) branches
SMEs	Loans to Middle Corporations	■ Increase loans with higher risk-adjusted returns
SMEs	Loans to Small Corporations	■ Increase loans originated through Business Finance Centers
SMEs	Solution Businesses	■ Increase Non-interest Income

Mizuho Investors Securities

Pursuit of Group Synergies	■ Increase "Planet Booth" (Joint Branches with Mizuho Bank) ■ Strengthen customer referrals and securities brokerage

Global Corporate Group

Mizuho Corporate Bank

Syndicated Loan	■ Promote "Originate to Distribute" business model
International Banking	■ Enhance Profitability from Overseas Operations ■ Strengthen Global Network
Pursuit of Group Synergies	■ Cooperate with Mizuho Securities

Mizuho Securities

Equity-Related	■ Strengthen trading business and underwriting business
Investment Banking	■ Strengthen M&A business and securitization business
Pursuit of Group Synergies	■ Increase profit opportunities through group synergies and strategic alliances

Global Asset & Wealth Management Group

Mizuho Trust & Banking

Trust & Asset Management	■ Proactively allocate resources to growth areas
Pursuit of Group Synergies	■ Utilize trust banking agents ■ Strengthen customer referrals with BK and CB

Mizuho Private Wealth Management

Private Banking	■ Provide Comprehensive and Integrated Services

Global Retail Group
Mizuho Bank: Strategies for Retail Banking

Increase Profitability of "Mass-Retail" Market

Reinforce Mass-Retail Transactions centering around Mizuho Mileage Club (MMC)

- **Increase MMC membership**
  - Increase the number of new customers subscribing to an MMC Card
    - Run promotions targeting new recruits
    - Utilize Mizuho's corporate customer base
  - Strengthen the acquisition of MMC members from existing customers
    - Promote switching from former membership services
    - Promote in-branch promotions by sales staff (at 100 branches per business day)
  - Improve card functions
    - Expand "Corporate Partners" affiliates
    - Added AMEX brand version (Jan. 2006)
    - Introduced Mizuho Suica Card in alliance with JR-East (Mar. 2006)

No. of MMC Members



(Commenced in August 2004)
(Million)
3
2
1
0
0.05
0.32
1.47
Sep. 04
Mar. 05
Mar. 06
Mar. 07
(Revised Plan)

Enhance Consulting Functions

Increase Sales of Investment Products

- **Expand consulting sales channel**
  - Increase Financial Consultants (FCs)
  - Increase "Premium Salons"
  - Open new type branches (max. 100)
- **Strengthen product strategy**
  - Expand sales of financial products in collaboration with 3 major U.S. banks
  - Expand JGB sales to individuals
  - Respond to deregulation on the sales of insurance products (lump-sum life insurance/ lump-sum endowment insurance)
- **Enhance group synergies**
  - Increase "Planet Booths" (joint branches with Mizuho Investors Securities)
  - Commenced provision of Shinko Securities wrap accounts (May 2006)

Balance of Investment Products



(JPY Tn)
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
4
3
2
1
0
Mar. 04
Mar. 05
Mar. 06
Mar. 07
(Revised Plan)

Strengthen Individual Loans

Increase Loans in Alliance with Orient Corporation (Orico)

- **Increase Captive Loans guaranteed by Orico**
  - Expand Orico's affiliated merchant network by leveraging Mizuho's corporate customer base
- **Introduce new card loans**
  - Mizuho Orico Card Loans (from Jan. 2006)

Outstanding Balance: approx. 0.5Bn
Number of contracts: approx. 1,100
(As of Mar. 2006)

Balance of Captive Loans guaranteed by Orico



(JPY Bn)
500
400
300
200
100
0
69
185
393
Sep. 04
Mar. 05
Mar. 06
Mar. 07
(Plan)

Increase Housing Loans

- **Increase housing loans**
  - Expand origination channels through developers
    - 88 housing loan centers with 470 staffs
    - Extend business hours, incl. weekends
  - Promote customers' refinancing from other banks and defend against customers' refinancing with other banks
  - Introduced a new credit evaluation model (Jan. 2006)
- **Promote "Flat 35"- a securitization type housing loan in alliance with the Government Housing Loan Corp.**
  - Respond to the needs for long-term fixed interest rate loans

Balance of Residential Housing Loans + Flat 35



(JPY Tn)
(Including Securitized Amount*)
Flat 35
10
9
8
0
Mar. 05
Sep. 05
Mar. 06
Mar. 07
(Revised Plan)

* Approx. JPY 310Bn loans were securitized in 1H FY2004

Global Retail Group
Mizuho Bank: Strategies for SME Banking

Increase Loans to Upper-middle and Middle-sized Corporations

Mizuho's SMEs Customer Segments



(Annual Sales)
(JPY)
30 Bn
1 Bn
Upper-middle Corporations
Middle Credit Risk Corps.
Middle Corporations
Small Corporations
Low
High
Internal Credit Ratings

Average Loan Balance for SMEs



(JPY Tn)
16
15
0
Positive turnaround in 2H of FY2005
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

■ **Continue to increase loan volumes**

- Utilize the strategic loan product, "Super Wide"
  - —FY2005 origination amount: approx. JPY 560Bn
- Respond to share adjustment needs of borrowers and win market share in loans
  - —Actual increase in average balance due to increased share in FY2005: approx. JPY 690Bn
- Continue to increase loans to middle credit risk corporations

Risk-adjusted Returns



(%)
1.5
1.0
0.5
0.0
□ Mar. 05 ■ Mar. 06
Low Credit Risk
Middle Credit Risk

■ **Increase focus on cultivating new customers**

- Increase specialist RMs for new customers
  - —Number as of Mar. 2006: Approx. 200
- Strengthen initiatives on growth areas and businesses for loan demand
  - — Car dealers, supermarkets, staffing agencies, etc.

Origination of new loans to new customers



(JPY Bn)
□ Origination Amount
No. of New Customers
(No. of customers)
1,200
1,000
800
600
400
200
0
3,000
2,000
1,000
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Increase Loans to Small-sized Corporations

■ **Strengthen initiatives for small corporations**

- Establish low-cost mass-sales channel of 100 Business Finance Centers (BFC) and 600 personnel
- Utilize "Quick Partner", a standardized loan product guaranteed by Orico, and loans guaranteed by credit guarantee corporations
  - — FY2005 origination amount: approx. JPY 180Bn

Amount of Loans Originated through BFCs



(JPY Bn)
200
150
100
50
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
1H FY06 (Plan)

Promote Solution Businesses

■ **Strengthen initiatives for core business areas**

- Focus on syndicated loans, real estate and ship finance, etc.
- Actively respond to investment needs via securities brokerage services
  - — Established the Asset Management Office for Corporate (Mar. 2005)

■ **Enhance ability to respond to customer needs**

- Improve solutions-providing capability for each customer segment
  - — Develop support system that responds to needs for advisory on corporate strategy, business succession, IPOs, Defined Contribution Pension Plan and others

Fee Income from Solution Businesses



(JPY Bn)
40
30
20
10
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Global Retail Group
Mizuho Investors Securities

Results for FY2005

Significant increase in profits mainly due to increases in fee income and sales of foreign bonds through pursuit of group synergies with Mizuho Bank

Ordinary Profits (Non-consolidated)


(JPY Bn)
30
20
10
0
FY2003
FY2004
FY2005

Plan to resume dividend payments
(Ordinary dividends: JPY 2 + Special dividend: JPY 1 <per share>)

Initiatives for Strategic Challenges

- **Enhance business infrastructure and network due to expansion of operations**
  - Enhance group synergies especially with Mizuho Bank (Planet Booths, etc.)
  - Strengthen sales channels (face-to-face, Internet, call center) and improve coordination among channels
- ***Improve ability to supply products in line with customer needs and strengthen marketing strategies***
- **Further improve management structure**
  - Continue to pay stable dividends as a result of establishing solid profitability along with a solid financial strength
  - Strengthen internal systems on compliance, operation management and information management

Pursuit of Group Synergies

- **Promote joint branches (Planet Booths)**
  - Promptly build network of 100 branches during FY2006

	Sep. 2003	Mar. 2004	Mar. 2005	Mar. 2006
Number of Planet Booths	6	11	41	73

- **Utilize channels of Mizuho Bank: customer referrals and securities brokerage**
  - Customer referrals and securities brokerage for FY2005: Approx. 12 thousand cases

Balance of Assets under Management (AUM) and % of AUM Acquired through Cooperation with Mizuho Bank*

* AUM acquired through corporation with Mizuho Bank / Total AUM


Asset under Management
AUM aquired through cooperation with Mizuho Bank
(JPY Tn)
(%)
8
7
6
5
4
3
0
30
20
10
0
Mar.2003
Mar.2004
Mar.2005
Mar.2006

- **Entered into trust agency agreement with Mizuho Trust & Banking (May 2006)**
  - Corporate Customers: securities management services
  - Individual Customers: Asset management trusts (including trusts for selling securities, etc.), "My Trusts" (fund trusts)

Global Corporate Group
Mizuho Corporate Bank

Enhance Investment Banking Business

Enhance function of providing global based solutions

- **Enhance global syndicated loan business**
  - Promote global cooperation through representatives in NY, London, Hong Kong, and Tokyo office
- **Further enhancement of the investment-banking type finance function**
  - Leveraged finance, project finance, real estate finance, etc.
- **Strengthen cooperation with Mizuho Securities, etc.**
  - Capture profit-earning opportunities, especially in the equity business

Gross Profits of Global Investment Banking Group

(Managerial Accounting Basis)


(JPY Bn)
100
80
60
40
20
0
FY2002
FY2003
FY2004
FY2005
FY2006 (Plan)
□ Global Financial Products Unit
■ Global Syndicated Finance Unit

Enhance International Business

Further increase overseas profitability and network

- **Overseas Japanese:**
  Maintain increasing trend for both loans and non-interest income, especially in Asia
  (Gross Profits growth: approx. + 20% from FY2004)
- **Overseas Non-Japanese:**
  Significant increase in both Loans (all regions) and fees & commissions income especially from MBOs in Europe (Gross Profits growth: approx. + 50% from FY2004)
- **Further expansion of network in all regions**

Loan Balance of Overseas Branches

(Managerial Accounting Basis)


(USD Bn)
■ Asia □ Europe □ America
60
40
20
0
Mar. 02
Mar. 03
Mar. 04
Mar. 05
Mar. 06
FY2005 Results +JPY 1.8Tn*
FY2006 Plan +JPY 1.0Tn*
*monthly average balance

Develop an Organization and Structure Befitting a Major Global Bank

Reorganization aimed at globalization

- Implemented reorganization in response to corporate activities and customer needs which are becoming more global (Mar. 2006)
  → Shifted to a global structure designed to enable an integrated domestic and overseas business management

Enhance portfolio management function

- Developed a more advanced risk brokerage function mainly for domestic and overseas credit risk by establishing a new Global Portfolio Management Unit
  → Strengthened strategic risk-taking capability

Enhance human resources management

- Strengthen recruiting, education and training by Career Development Division
- Active appointment and promotion of national staff
- Support and encourage women in the workplace

Global Corporate Group
Mizuho Securities

Results for FY2005

Despite achieving record-high Operating Revenues, Non-Consolidated Net Income was JPY 13.6Bn as a result of an extraordinary loss (JPY 40.7Bn) associated with the erroneous order

Operating Revenues & Net Income (Non-consolidated)


(JPY Bn)
100
50
0
Equity-related
Fixed Income related
Other
Operating Income
Net Income
FY2003
FY2004
FY2005

Ordinary Profits (Non-consolidated & Consolidated)


(JPY Bn)
100
50
0
Non-Consolidated
Consolidated
FY2005

Target: Consolidated Ordinary Profits of JPY 100Bn in the medium and long-term

Initiatives for Strategic Challenges

1. **Expand earnings base**
   - Develop global and customer-oriented business model and further enhance group synergies
2. **Implement business improvement measures related to erroneous order**
   - Improve the design and administration of the order system (introduced new system with alarm and order limit function)
   - Strengthen internal controls (compliance and operational risk management systems, etc.)
3. **Create profit opportunities through strategic alliances**
   - Nikko Cordial Securities: Joint-bookrunner in the Shonai Bank IPO deal (Feb. 2006)
   - Norinchukin: Promote business with agricultural cooperative financial institutions, and promote the provision of financial products
   - Monex Beans Group: Business partnership in the distribution of IPOs and POs managed by Mizuho
   - Evercore Partners: Business alliance for cross-border M&A advisory service (Feb. 2006)
4. **Promote principal finance (self-financed investments)**
5. **Promote globalization through the strengthening of business in Asia / China**
   - Established new offices in Beijing and Shanghai, as well as the new International Business Promotion Group (Sep. 2005)

Increase Earnings by Business Division

Equity Division: Trading Profits increased substantially as a result of the positive turnaround in market conditions

Trading Profits Related to Equity


(JPY Bn)
40
30
20
10
0
FY2003
FY2004
FY2005

- Both trading profits and fee income from domestic and overseas institutional investors increased substantially mainly due to improved market conditions
- In the underwriting business, the focus was on the uptake of large deals in a market showing signs of recovery especially in POs

Fixed Income Division: Successfully defended the top position in the straight bond league table

Fixed Income-related Commission Income


(JPY Bn)
15
10
5
0
FY2003
FY2004
FY2005

- Maintained the top spot on SB league tables along with top tier positions in other products
- Meanwhile, our trading income decreased under tough market conditions reflecting expectations of rising interest rates

Investment Banking Division: Achieved solid results with M&A, securitization, etc.

Other Commission Income


(JPY Bn)
30
20
10
0
FY2003
FY2004
FY2005

- M&A: Continued to lead the market
  - As the M&A market picked up, it steadily captured deals
- Structured finance: Realized large deals in securitization

Global Asset & Wealth Management Group
Mizuho Trust & Banking

Sustainable Increase in Profits from Trust & Asset Management Businesses

Gross Profits from Trust & Asset Management Businesses
(Non-Consolidated + Financial Subsidiary for Corporate Revitalization)


(JPY Bn)
100
80
60
0
Gross Profits from Trust & Asset Management Business
% to Gross Profits
Over JPY100Bn
60 (%)
50
40
0
FY2002
FY2003
FY2004
FY2005
FY2006 (Plan)

Proactively Allocate Resources to Growth Areas

Real Estate: Achieved new record-high Gross Profits
- Provide wide-ranging real estate solutions
- Increase sales force

Balance of Real Estate Securitization


(JPY Bn)
5,000
4,000
3,000
2,000
1,000
0
Mar.2003
Mar.2004
Mar.2005
Mar.2006
Mar.2007 (Plan)

Asset Finance: Maintained strong performance
- Develop new products and expand fund business
- Increase sales of asset finance products

Balance of Monetary Claim Trusts


(JPY Bn)
7,000
6,000
5,000
4,000
3,000
0
Mar.2003
Mar.2004
Mar.2005
Mar.2006
Mar.2007 (Plan)

Pursue Group Synergies

- **Further utilize trust agengy**
  - Entered into trust agency agreement with Mizuho Investors Securities (May 2006)
- **Promote active cooperation through the Committee for Strengthening Group Cooperation**

Results of Group Synergies in FY2005


Number of New Testamentary Trust (1,200 transactions)
57%
Monetary Claim Trust (JPY 4.6Tn)
48%
Stock Transfer Agency Business (301,000 stockholders)
99%
Gross Profits from Real Estate Businesses (JPY 34.6Bn)
47%

* % reflects the ratios of transactions referred from Mizuho Bank and Mizuho Corporate Bank to entire transactions

Profits from Group Synergies– Gross Profits from Real Estate Businesses


(JPY Bn)
40
30
20
10
0
Gross Profits through Group Synergies
FY2002
FY2003
FY2004
FY2005

Disciplined Capital Management

Disciplined Capital Management

Improvements in the Quality and Quantity of Capital

Capital Raising

- Sold treasury stocks held by Mizuho Financial Strategy (former Mizuho Holdings) (Nov. 2005)
  - Aggregate sale price: JPY 531.6Bn, Number of shares sold: 763,000
- Issued Tier 1 Preferred Securities (Mar. 2006)
  - USD-denominated: USD 600M
  - EUR-denominated: EUR 500M

Repayment of Public Funds

- Completed repurchase of all convertible public fund preferred shares to avoid dilution in FY2005
- Repurchased remaining public funds (JPY600Bn, Non-convertible) and completed the repayment of all public funds on July 4th, 2006

Improvements in the Quality and Quantity of Capital (Composition of Consolidated Tier 1 Capital)


(JPY Bn)
Public Funds (Convertible)
Public Funds (Non-convertible)
Preferred Shares issued to Private Sector
5,000
4,000
3,000
2,000
1,000
0
3,941
1,349
600
985
1,006
4,172
866
600
980
1,725
4,555
600
980
2,975
Repaid full on July 4th, 2006
Mar.2004
Mar.2005
Mar.2006

Consolidated BIS Capital Ratio (Mar. 2006)

BIS Capital Ratio	11.62%	Tier 1 Capital Ratio	5.89%

Returns to Mizuho Shareholders

FY2005 (Actual)	Public Fund Preferred Shares Repurchased: JPY 943.6Bn
	Dividends Paid*: JPY 79.8Bn
	Sale of Treasury Stocks: -JPY 531.6Bn
FY2006 (Up to date)	Public Fund Preferred Shares Repurchased: JPY 603.4Bn
	Dividends Paid*: JPY 66.4Bn
	Repurchase of Treasury Stocks: JPY 129.9Bn

* Common share dividends paid (excluding dividends on treasury stocks and the shares held by Mizuho Financial Strategy) + Private preferred share dividends paid+ Public Fund preferred share dividends paid

Capital Management for Mizuho Trust & Banking

(1) Sold a portion (approx. 5%) of common shares held due to the changes in the Criteria for Delisting of the Tokyo Stock Exchange (FY2005) → Gains on the sale: JPY 42.4Bn

(2) Plan to sell a portion of convertible preferred shares (1st Series/ Class I: JPY 150Bn) to Mizuho Trust & Banking (FY2006)

⇨ Eliminate potential dilutive effects and avoid the risk of delisting of Mizuho Trust & Banking

Capital and Dividend Policies

■ Priority list for capital management

1. Completion of repayment of public funds → Completed the repayment of all public funds on July 4th, 2006
2. Remaining treasury stocks held by Mizuho Financial Strategy (392 thousand shares) → Repurchased and canceled a portion of treasury stocks, and aim to repurchase and cancel the remaining treasury stocks (261 thousand shares) after FY2006
3. Convertible preferred shares issued to the private sector (JPY 943.7Bn: Conversion period to commence from July 2008) → Consider to eliminate dilutive effects after the commencement of conversion period

■ Review Dividend Policy in balance with pursuit of growth opportunities

- Flexibly make dividend payments & conduct share repurchases → Aim to manage with the intent to provide returns to shareholders
- Strengthen capital base to support our growth strategies → Aim to raise our consolidated Tier 1 capital ratio to 7% over time

Earnings Estimates for FY2006

Earnings Estimates for FY2006

Consolidated

(JPY Bn)

	FY2006	Change from FY2005
Consolidated Net Business Profits*1	1,200	+ 277 *2 (+ 138)
Credits Costs	- 90	- 143
Net Gains related to Stocks	40	- 191
Ordinary Profits	1,120	+ 198
Net Income	(Note) 720	+ 70

*1 Consolidated Gross Profits – General and Administrative Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments

*2 Figure in ( ) excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn in 2H FY2005

(Note) Increase of JPY 160Bn compared with our calculation based on the Business Revitalization Plan

3 Banks

(JPY Bn)

	FY2006	Change from FY2005
Net Business Profits	1,015	*3 + 245 *4 (+ 107)
Credit Costs	- 69	- 132
Net Gains related to Stocks	40	- 159
Ordinary Profits	910	*3 + 240
Net Income	645	*3 + 32

*3 Exclude JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization for FY2005 figures

*4 Figure in ( ) excludes the effect of the disposition of Unrealized Losses *on bond portfolios* of JPY 138Bn in 2H FY2005

In fiscal year ending Mar. 2007, we plan to pay common dividends of JPY 4,000 per share and to pay preferred dividends of the defined amount according to the terms and conditions of each preferred share issue

Breakdown of Earnings Estimates for FY2006

Consolidated Net Business Profits



(JPY Bn)
912
922
<1,200>
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
+148
Disposition of unrealized losses on bond portfolios (138)
+138
<110>
<185>
<80>
<78>
<256>
<340>
<151>
Trading & Others
Variance between Consolidated and 3 Banks
(Subsidiaries, etc.)
Mizuho Trust & Banking
CB International Banking
CB Domestic Corporate Banking
(Large Corporations)
Customer Groups <905>
BK Corporate Banking
(SMEs)
BK Retail Banking
(Individuals)
FY2004
FY2005
FY2006 <Estimates>

(Reference: 3 Banks)

	FY2004	FY2005	FY2006
Net Business Profits	800	769*	<1,015>
G&A Expenses	829	810	<856>

See notes on P. 31

* Excludes JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

Profit Plans for FY2006 & Key Drivers

The Rising Interest Rates Scenario
(3-month TIBOR): (06/4) 0.1% → (06/9) 0.35% → (07/3) 0.6%
(10-year JGB): 1.7% → 1.85% → 2.0%

Customer Groups (YoY +JPY135Bn)
✓Interest Income: +JPY50Bn (including +JPY70Bn of deposit income due to short-term interest rate rise)
✓Non-interest Income: +JPY130Bn
✓G&A Expenses: +JPY45Bn

Retail Banking (Individuals) (YoY +JPY69Bn)	Increase of deposit income (+JPY40Bn)
	Sales of Investment Products
	Housing Loans (incl. securitization-type) and Captive Loans
Corporate Banking (SMEs) (YoY +JPY42Bn)	Loans to Middle Corporations & SMEs
	Solution Business with fee-based income
Large Corporate Banking (YoY +JPY19Bn)	Syndicated Loan arrangement & Investment Banking services
International Banking (YoY +JPY18Bn)	Loans to Japanese & Non-Japanese Corporations
	MBO finance arrangement
Mizuho Trust & Banking (YoY -JPY13Bn)	Trust & Asset Management Business

Trading & Others (YoY -JPY28Bn)
✓Diversification of type of investment (i.e. credit investments)
✓Negative effects on bond portfolios from rising interest rates environment

Subsidiaries, etc. (YoY +JPY32Bn)
✓Further realization of synergies among major banking subsidiaries and other group companies (i.e. securities subsidiaries)

G&A Expenses (YoY +JPY45Bn) <3 Banks>
✓Further reduction of Base Expenses (YoY -JPY20Bn)
✓Increase of Strategic Expenses in growth areas (YoY +JPY65Bn)

Notes

P.6

Fully diluted EPS: Diluted Net Income per Share of Common Stock*

*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year.

Return on Equity = Net Income / {(Total Shareholders' Equity (*beginning*) + Total Shareholders' Equity (fiscal year-end))/2} X 100

P.8

Yen denominated deposits of domestic branches excluding Yen-denominated non-resident deposits and Off-shore deposits

Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice

P.15

Each Global Group's Consolidated Net Business Profits

GRG: Mizuho Bank's Consolidated Net Business Profits, GCG: Mizuho Corporate Bank's Consolidated Net Business Profits,

GAWG: Mizuho Trust & Banking's Consolidated Net Business Profits + Ordinary Profits of Trust & Custody Services Bank, 3 asset management companies, and Mizuho Private Wealth Management

P.16

Flat 35: Securitization type housing loan in alliance with Government Housing Loan Corp.

Securitized Amount: approx. JPY 310Bn loans were securitized in 1H of FY2004

P.30

1. Data included on P.30 are based on the internal management data and are the aggregates for each described segment. The figures are based on the new management accounting rules which were applied from FY2005 under the "3 Global Groups organization."
2. Data on "BK Retail Banking" and "BK Corporate Banking" are for Mizuho Bank, data of "CB Domestic Corporate Banking" and "CB International Banking" are for Mizuho Corporate Bank and data on "Trading & Others" are aggregated figures for Mizuho Bank and Mizuho Corporate Bank.
3. The "Variance between Consolidated and 3 Banks" is the difference between the aggregate of Net Business Profits for the "3 Banks" and the "Consolidated Net Business Profits". In calculating the "Variance between Consolidated and 3 Banks" for FY2005, from a base of the "3 Banks", the "JPY 120Bn of dividends to the parent bank from the financial subsidiaries for corporate revitalization" has been subtracted and it had been eliminated as a part of the consolidation process.

Appendices

Appendix A
Management Controls

Credit Risk Management

- Asset quality continues to improve with higher average credit ratings, etc.
- In view of steady reduction in credit risks, implement strategic risk-taking in order to enhance profits

Improvements in Asset Quality

Average Credit Ratings


(Credit Ratings)
Weighted Average Credit Ratings (A1-E2/ 13 categories) for Claims against Normal Obligors and Watch Obligors
(2 Banks)
5 High
6
Low 7
Mar. 2003
Sep. 2003
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006

Balance of Claims against Other Watch Obligors*


(3 Banks)
*Banking accounts based on the Financial Reconstruction Law
(JPY Tn)
8
6
4
2
0
Approx. 7.7
Approx. 6.4
Approx. 5.4
Approx. 4.0
Approx. 2.8
Mar.2002
Mar.2003
Mar.2004
Mar.2005
Mar.2006
Reserve Ratios
4.68%
7.53%
10.38%
8.28%
11.35%

Credit Risk Management

Allocated Risk Capital and Control of Unexpected Losses


Allocated Risk Capital
≧
Unexpected Losses (UL)
Credit concentration risk
Attributable to credit concentration in obligors with large exposure, etc.
Chain reaction default risk
Attributable to credit concentration in certain business sector, etc.
Establish various credit guidelines to control risk
Individual company ratings-based credit guidelines
Corporate group-based credit guidelines
Geographical area/country-based credit guidelines
Industrial sector-based credit guidelines

Allocated Risk Capital to Credit Risk

Index (Risk Capital at the beginning of 1H FY2002 = 100)


(2 Banks)
Allocated risk capital decreased in line with decrease in credit risk attributable to risk control
Implement strategic risk-taking, such as increasing loans and credit investment, etc.
100
80
60
40
20
0
1H FY2002
1H FY2003
1H FY2004
1H FY2005
1H FY2006

Sophisticated Risk Management

- Steady progress in preparation for the introduction* of Basel II (*scheduled for Mar. 2007)
- Focused on the development of risk measuring/management system and on risk return management systems aimed at further sophistication of risk management

Preparation for Basel II

- The following risk measurement approaches are scheduled to be adopted when the new rule is introduced*
  - Credit Risk... Foundation Internal Ratings Based (FIRB)
  - Operational Risk... The Standardised Approach (TSA)

  ➔ Plan to ultimately transfer both to the advanced approaches*

* Subject to the approval by the regulatory authority

- Further enhance the internal management system
  - sophistication of the risk measuring system, data maintenance, full utilization of control self-assessment (CSA), etc.
- Effects to the Group's risk-adjusted assets as a result of the introduction of Basel II (conceptional illustration)

(Assumes risk-adjusted assets as of Sep. 2005)


Operational Risk
Market Risk
Credit Risk
Subject to new measurement
Unchanged
Reduced risk-adjusted assets
Current
Basel II

- Preliminary calculation results of outlier regulations (as of Mar. 2006)

Confirm that the "amount of the interest rate risk of the banking account* < 20% of the BIS Capital"

Risk Amount*	BIS Capital	Ratio to BIS Capital
JPY 161Bn	JPY 8,993Bn	1.8%

* A scenario of a certain stressed interest rate movement is assumed

Sophisticated Risk Management

Index (Risk Capital at the beginning of 1H FY2002 = 100)


Credit Risk
Market Risk
Stock Price Risk
(2 Banks)
100
80
60
40
20
0
1H FY2002
1H FY2003
1H FY2004
1H FY2005
1H FY2006

- Pursue earnings growth by means of appropriate risk taking in view of the "normalization of the risk/capital balance" through the significant reduction in Credit and Stock Price Risks
- Aim to build a management framework that strengthens the link between integrated risk management and profit plan in light of the concept of Basel II

Enhancement of Internal Controls: Listing on the NYSE

■ Establish internal controls in line with the Sarbanes-Oxley Act ("SOX") compliance requirements and highly transparent corporate disclosures including USGAAP financial statements

■ Enhancement of Internal Controls and Corporate Disclosures which satisfy both SOX Compliance and direction of Domestic Disclosure Controls

➢Disclosure Controls and Procedures

- Enhance corporate disclosures through the Disclosure Committee (established April 2005) system ← Design and maintain SOX 302 compliance
- Establish internal code and rules on disclosure controls and procedures → Compile into "Disclosure Policy" and publicly disclose prior to the listing
- Document processes of preparing statutory disclosure materials and commence reviews including evaluation of appropriateness at the Disclosure Committee

➢Internal Controls over Financial Reportings

- Establish integrity of financial reporting through documenting internal controls, testing and evaluating operational effectiveness in accordance with SOX Section 404 requirements by 20-F filing for FY2007

■ Enhancement of a Comprehensive Corporate Governance System

- Develop SOX compliance under the corporate auditor system : appoint (subject to the resolution at Ordinary General Meeting of Shareholders in June 2006) a financial expert for the Audit Committee, ensure the independence of outside auditors (already in place from FY2005), oversight outsourcing of both auditing and non-auditing businesses of the group to outside auditors
- Meet other SOX requirements regarding financial reportings : establish Code of Ethics, enhance the comprehensive whistleblower infrastructure

Planned Milestone


FY05
FY06
FY07
FY08
Enhancement of Disclosure Controls and Procedures
Establishment of Sec.404 Compliance on Financial Reporting
Further Strengthening the Corporate Governance System
Preparation of USGAAP Financial Statements
Planned Listing
Revaluation (Interim)
Revaluation (Interim)
Initial Filing of 20-F following the Listing
Sec.302 Certifications by CEO/CFO
Revaluation
Filing of 20-F
Sec.302 Certifications by CEO/CFO
Sec.404 Certifications by CEO/CFO

■ Personnel
- No. of core staff in this project is approx. 100, whereas overall personnel involved across the group is around 1,000

■ Costs
- JPY 4.8Bn was expensed as legal and auditing fees in FY05

Enhancement of CSR Activities & Pursuit of Thorough Compliance

- **Positioning Corporate Social Responsibilities (CSR) activities as one of the main pillars in our management strategy, in order to create a new corporate value and hence achieve sustainable growth**
- **Ensuring our observance of laws and regulations, and pursuing corporate activities in a fair and honest manner that conforms to the norms accepted by society**

Enhancement of CSR Activities

Support for Financial Education

- Contribute to courses at universities by dispatching lecturers from the Group companies:
  In FY2006, open courses at Hitotsubashi University, Waseda University and Keio University
- Commenced joint research with Tokyo Gakugei University on financial education in elementary, secondary and higher education (scheduled for 3 years)

Environmental Initiatives

- As Japan's first bank to adopt the "Equator Principles" (Mizuho Corporate Bank), the bank considers social and environmental impacts in underwriting project financing
- Established a system of providing preferential interest rates to companies that are engaged in environmentally-conscious management (Mizuho Bank)
- Mizuho's proposal for CO_2 reductions achieved a high rating in the Tokyo Metropolitan Government's Program for Plans to Counter Global Warming

Social Contribution Programs

- Conducted a proving test for a service whereby Mizuho Mileage Club points could be donated to support NPOs conducting social contribution activities

⇒ **The "CSR Report", a summary of our CSR initiatives, was published**
(Japanese version: February 2006, English version: May 2006)

Pursuit of Thorough Compliance

Compliance Structure

Mizuho Financial Group

- **Board of Directors**
- **President & CEO, Compliance Committee**
- **Chief Compliance Officer (CCO)**
- **Individual Units** (Head of Unit - Compliance Officer)

Compliance Management (reporting and responding)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities, etc.

Overview of Compliance Activities

- Formulation of compliance programs (annual action plans), and reports on implementation status and results to the Board of Directors
- Formulation of compliance manual (practical guidebook), and full dissemination of information and rigorous enforcement through compliance training for executives and employees
- Established a Compliance Hotline (point of contact for reporting) within the internal compliance divisions, and also within an external law office

Appendix B.
Strategic Focuses of Major Operating Subsidiaries

Mizuho Bank: Retail Banking Strategies (1) Enhance Profitability of “Mass-Retail Transactions”

The Membership Service Platform: ATM Card with Credit Card Function with No Annual Fee



Encourage "mass-retail customers" to upgrade their status to "targeted customers"
Retention of Customers
Mileage Function
Increase sales of investment products and loans to individuals
Cross-Sell
Mizuho Mileage Club (MMC)
ATM Card with Credit Card Function (Revolving Credit Function)
Purchase Records of Credit Card
Profits from Credit Card Business
Improve profitability of "mass-retail customers"

MMC Membership & Revenue



(No. of Members:Million)
(Revenue: JPY Bn)
Number of Members
Revenue*
0.32
1.47
FY04
FY05
FY06 (Revised Plan)

* Mizuho Bank's share of the total credit card revenue (including cross-selling to Credit Saison's customers)

Increase the Number of MMC Members, and Further Improve MMC Card Functions

Increase the Number of MMC Members

- **Promote conversion of members of the former membership program (Mizuho Value Program, “MVP”) to MMC**
  - Number of Mizuho Value Program members: approx. 7 million
- **Promote new members acquisition activities through sales promotion capabilities of Credit Saison and UC Card**
  - Invest in specialist sales staff and utilize the expertise of Credit Saison and UC Card in acquiring new members to deploy full-scale MMC sales initiatives at branches of Mizuho Bank
- **Expand application channels**
  - Have accommodated applications via internet (January 2006)
- **Promote MMC membership sales activities upon account openings by new customers**
  - New customers: More than 1 million/year

Improve Card Functions

- **Promote business alliances with top brands**
  - Credit Saison: MMC <Saison> (April 2005)
  - AMEX (January 2006)
  - JR-East: Mizuho Suica Card (March 2006)
  - NTT DoCoMo: “iD” service (scheduled for 2006)
- **Expande affiliations with Corporate Partners***
  - Added Nifty, Hakuyosha (Both in April 2006), The Lotte Group in South Korea, and Prince Hotels (Both in June 2006) → 18 Corporate Partners in total

* Services which offer bonus points for using Mizuho Mileage Club Card (credit card) at Partner Companies, and allow Partner Company points to be exchanged into Mizuho Mileage Club points

Global Retail Group

Mizuho Bank: Retail Banking Strategies (2) Strengthen Credit Card Strategies

Develop the Most Powerful Credit Card Business Framework and Promote Cross-selling

Develop a "Specialized + Allied" business model through business integration and aggregation



Equity Participation
Mizuho Bank
Promote Alliance
Other Credit Card Companies
Outsourcing
Aggregation
New UC Card*
Card Issuance
Member Store Management
Processing
Next-Generation Joint Mission-Critical System
Comprehensive Strategic Business Alliance (Dec. 2004)
Integration
Aggregation
Outsourcing
Credit Saison
Card Issuance
Member Store Management
Processing
Goals
The most powerful third-party processor
The largest issuer in Japan

* Realigned from the direct subsidiary of Mizuho Financial Group, Inc. to that of Mizuho Bank (Oct. 2005)

- Oct. 2005: Began outsourcing of the Processing Business to UC Card
- Jan. 2006: *Merger of Credit Saison and the card issuing business of UC Card* ➔ One of the largest issuing companies in Japan (Number of members: approx. 23 million)
- 1H FY2006: Began aggregation of Member Store Management Business to UC Card
- Mar. 2006: Business alliance in promoting the mobile phone credit card service "iD": 4-way alliance between NTT DoCoMo, Credit Saison, UC Card, and Mizuho Bank

Cross-sell banking products to Credit Saison customers + Increase MMC membership using Credit Saison's marketing capability



Sales of Mizuho Bank products to Credit Saison customers
Credit Saison members (Approx. 23 million)
Mizuho Bank Individual deposit accounts (Approx. 26 million)
Promote new member acquisition initiatives on MMC <Saison> by utilizing Credit Saison's expertise

Mizuho Bank: Retail Banking Strategies (3)
Strengthen Loan Business for Individuals

Further Strengthening of Captive Loans



Customers
Expand Convenient Financing Sources
Captive Loan
Mizuho
Increase Profitability by Strengthening the Loan Business to Individuals
Guarantee
Orico
Increase Profitability through Guarantee Business with no Funding

Expand Market through Expansion of the Affiliated Merchant Network

Strengthen Mizuho's captive loans at Orico's existing affiliated merchants

+

Expand new affiliated merchants by utilizing Mizuho's corporate customer base



Number of Affiliated Merchants resulting from referrals by Mizuho (cumulative)
(Referrals)
6,000
5,000
4,000
3,000
2,000
1,000
0
Approx.800
Approx. 5,300
Mar. 05
Mar. 06

Seek further growth

Increase affiliated merchants through referrals by Mizuho Bank and Mizuho Corporate Bank
Newly affiliated merchants: approx. 4,500 (FY2005)

Orico Affiliated Merchants: approx. 600,000 retailers

Commencement of Sales of Mizuho-Orico Card Loan Products (Jan. 2006)



(Annual Income)
Mega bank card loans
Joint ventures between mega banks and consumer finance companies
Consumer finance companies

Specify Targeted Segments

Respond to needs from low credit risk customers and middle credit risk customers, respectively

Increase exposure to Middle Credit Risk Customers to whom Mizuho and Orico seek further market penetration

Platinum Plan: Product with competitive interest rates for low credit risk customers (Interest rate: 7.6%)*

Casual Plan: Product with simple application procedure for middle credit risk customers (Interest rate: 11.6% - 16.6% depending on the credit limit set)*

*As of May 2006

Balance of Unsecured Loans to Individuals



(JPY Bn)
1,000
500
0
Other Unsecured Loans
Captive Loans in alliance with Orico
185.5
393.7
Mar. 05
Mar. 06
Mar. 07
(Plan)

Mizuho Bank: Retail Banking Strategies (4)
Strengthen Loan Business for Individuals

Enhance Sales Channels

Real Estate Broker Channel (approx. 60%)

Enhancement of Housing Loan Centers

- Expand Housing Loan Centers
  Deploy 100 Housing Loan Centers and 600 RMs
  → a system that enables effective coverage of major developers and major nationwide markets
- Leverage Mizuho's Corporate Customer Base
- Strengthen RMs
  Strengthen RMs through external recruiting and training program

Strengthen Origination Capacity

Corporate Customer Channel

Enhance sales to employees of corporate customers

Strengthen business in employees of Mizuho's corporate customers (approx. 4,000 companies)

Bank Branch Channel (approx. 40%)

Promote refinancings from other banks while defending against refinancings offered by competitors

- Strengthen loan consultation capabilities
  (Extend business hours including weekends)
- Add loan balance in addition to origination amount to targets of each branch
- Strengthen consulting and sales capacity of branches by improving operation efficiency
- *Continue to offer strategic interest rates to promote refinancings from other banks*

Increase Value of Bank Branch Channel for Customers

Strengthen Products

Respond to the customer needs for medium to long-term fixed interest rates

- [New Customers] Promote sale of "Flat 35"
- [Refinancings] Respond to refinancing needs with Mizuho's products

Flat 35 Origination Amount



(JPY Bn)
100
50
0
1H FY04
2H FY04
1H FY05
2H FY05

"Flat 35" Market Share



BOTM +UFJ 22%
SMBC 12%
Mizuho 66%

(The Japan Financial News report)
*Number of securitized loans in FY2005

Residential Housing Loan Balance + "Flat 35*" (including securitized balance)**



(JPY Tn)
11
10
9
8
0
Flat 35*
Mar. 05
Mar. 06
Mar. 07
(Revised Plan)

* Securitization type housing loan in alliance with Government Housing Loan Corp.
** Approx. JPY 310Bn loans were securitized in 1H of FY2004

Mizuho Bank: Retail Banking Strategies (5) Enhance Consulting Functions

Increase Investment Products Sales by Enhancing Consulting Functions to Targeted Customers


Approx. 850 Thousand Targeted Customers
AUM: JPY 500M or more → PBs
AUM: JPY 100M or more → PBs
AUM: JPY 30M or more → 1st Class FCs
AUM: JPY 10M or more → 2nd/3rd Class FCs

Establishment of a Full-Fledged Private Banking Company

■ **"Mizuho Private Wealth Management"**
(Established in Oct. 2005, started operations in Nov. 2005, with a staff of 60)

Further Improvement of Products and Increase of Sales to High Net Worth Customers

■ **Enhance Business Strength**
- Introduce PB Consulting system, and increase the number of consultants including external hires (40 staffs)
- Develop tailored PB products (hedge funds investment trusts, wrap accounts, etc.)


Balance of Investment Products
(JPY Tn)
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
5
4
3
2
1
0
Mar. 05
Mar. 06
Mar. 07 (Revised Plan)


JGBs Sold to Individuals
(JPY Bn)
1,400
1,200
1,000
800
600
400
200
0
Mar. 05
Mar. 06
Mar. 07 (Plan)

Establishment of the Best Consulting Functions

■ **Strengthen Product Strategies**
- Develop and expand sales of products affiliated with three U.S. banks (Total balance as of Mar 2006: approx. JPY 37Bn)

Mizuho-Wachovia U.S. Investment-grade Bond Fund (Jul. 2005)
Mizuho-Wells Fargo Emerging Markets Equity Open (Jul. 2005)
Mizuho-BNY Bank Loan Fund (Sep. 2005)

- Increase sales of retail-targeted JGBs
  Total sales for FY2005: approx. JPY 530Bn
  (Approx. JPY310 Bn increase from FY2004)

■ **Enhance services to targeted customers that support the consulting function**
- Increase Mizuho Premium Club Membership (Mar. 2005)
- Enhance the consulting function by taking retail-targeted JGB holdings as an opportunity
- Strengthen initiatives for securities referrals and trust banking agencies (testamentary trusts, etc.)

■ **Enhance Consulting Channels**
- Strengthen the network of 2,000 Financial Consultants (FCs)
- Accelerate installation of "Premium Salons"
- Enhance channels to promote group synergies such as "Planet Booth*"

	Mar. 2005	Mar. 2006	Mar. 2007 (Plan)
FCs	893	More than 2,000	Further Strengthen FC force of 2,000
Premium Salons	26	150	250
Planet Booths*	41	73	100

* Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank branches

Mizuho Bank: Retail Banking Strategies (6) Reassemble Branch Network

Switch from cost reduction oriented to earning maximization → Review existing branches and consider opening new type (retail only) branches

Current Branch Network


Residential district
(Example)
Full Service Branch
Full Service Branch
Full Service Branch
Full Service Branch

Determine market characteristics, and measure market potential utilizing the "branch model"


(Example)
Regions where mostly retirees aged 50s-60s reside
Uncovered-Area
Regions where mostly office workers aged 30s-40s reside

New Branch Network


(Example)
Branches focused on asset management consultation
Area Member Branch
Area Member Branch
Open New Branches in Previously Uncovered Area
Centralize Operations & Back Office Functions
Optimize Scale Reform of Branch Format
Area Core Branch (Full retail service)
Area Member Branch
Area Member Branch
Branches focused on housing loan consultation

- **Open new type (retail only) branches (max. 100 branches)**
- **Review the forms of existing branches**
- **Introduce the Area Branch System**

The Aim of Restructuring the Current Branch Network

- "Expand covered-market" through opening new type (retail only) branches and converting representative offices into branches
- Effectively strengthen the ability to capture customers, through branch redesigning and business promotion in tune with the market
- "Strengthen the ability to respond to customers' needs" by enhancing business promotion and introducing the Area Branch System

→ **Enhance capturing of customers through stronger consulting function**

Mizuho Bank: Retail Banking Strategies (7)
Long-Term Image of Profit Structure

Shifting from deposits to investments presents significant business opportunities

Individuals' financial assets in Japan



(JPY Tn)
1,500
1,200
900
600
300
0
1,362
63
377
78
28
40
776
1,411
65
378
119
34
780
1,422
63
383
123
38
776
1,454
65
387
142
45
42
774
Others
Insurance & pension
Stocks
Investment trusts
Bonds
Cash & deposits
Mar.2003
Mar.2004
Mar.2005
Sep.2005

Source: Bank of Japan

Image of changes to profit structure



Profit
Shift Mass-Retail Customers to Targeted Customers
Enhance consulting business to Targeted Customers*
Expand cross-selling of investment products to the customers under alliances
Sales of Investment Products
Loans to Individuals
Promote Credit Card Usage
Enhance credit card business
MMC
Expand MMC membership
Effect of interest rate rise
Time

* Customers who have over JPY10M assets under management in Mizuho Bank

Mizuho Bank: SME Banking Strategies (1)

Increase Loans by Focusing on Customer Segments and Promote Solution Businesses



Customer Segments of Small and Medium-sized Enterprises (SMEs)
Size (annual sales)
Upper-Middle Corporations
Including listed companies, foreign-affiliated companies, and potential IPO candidates, etc.
Number of borrowers: approx. 5,000
Outstanding loan balance: approx. JPY 5Tn
JPY 30Bn
Middle Credit Risk Corps.*
Middle Corporations
Number of borrowers: approx. 41,000
Outstanding loan balance: approx. JPY 10Tn
JPY 1Bn
Small Corporations
Number of borrowers: approx. 58,000
Outstanding loan balance: approx. JPY 1Tn
Low
High
Credit Ratings
No. of borrowers: as of Sep. 2005
Outstanding loan balance: average balance of 1H FY2005

Increase Loans

Promote Solution Business

Strengthen made-to-order solutions and advisory services that meet the needs of each individual customer

⇒ Promote large loan transactions packaged with solutions and advisory services

⇒ Strengthen HQ's support for providing total solution services

Build up loan balance

- Increase share of loans, promote refinancing from other banks
- Capture share adjustment needs

Further strengthen initiatives for core and solution business

Continue to increase loans to middle credit risk corporations, which allow for higher risk-adjusted returns



Loans to Middle Credit Risk Corps.
(JPY Tn)
12
11
0
Mar. 05
Sep. 05
Mar. 06
Monthly average amount

Develop a system for Business Finance Centers following the deregulation regarding the use of agents for banks

*Borrowers in the third and fourth grades within the five credit rating grades that are assigned to normal and other watch obligors

Mizuho Bank: SME Banking Strategies (2)

Increase Loans to Upper-Middle and Middle Corporations

Increase Share of Loans

Formulate "Preauthorized Business Direction" for each corporate customer

- **Preauthorized medium- and long-term business direction based on customer profile and banking business relationship (="Grading of Business Direction")**

Define share of loans to pursue ("Targeted Share of Loans") according to "Grade of Business Direction" and loan balance of customers

- **Undertake a multifaceted approach for customers with the highest grade for Business Direction, with the aim of achieving "main bank" status (No. of targeted customers : approx. 2,100)**


Share
100%
0%
Lending posture to customers with the highest "Grade for Business Direction"
Targeted Share of Loans
Current Share of Loans
Small
Loan Balance
Large

Utilize Unsecured Loan Products led by "Super Wide*"

FY2005 "Super Wide" origination amount: approx. JPY 560Bn

Accumulated origination amount of unsecured loan products

(Excluding loan products for small corporations)


(JPY Bn)
2,800
2,400
2,000
1,600
1,200
800
400
0
"Super Wide"
Sep. 04
Mar. 05
Sep. 05
Mar. 06
Mar. 07 (Plan)

* Core product of unsecured loans(total fund amount : JPY 1 Tn)

Actively respond to refinancing from other banks and to share adjustment needs

Mizuho Bank: SME Banking Strategies (3)

Strengthen Initiatives for Loans to New Customers

Expand Medium-term and Long-term Customer Base

FY2005 (actual) No. of New Customers: approx. 4,000, Origination Loan Amount: JPY 1,160Bn

- **Strategically align and position RMs in accordance with prospects for market demand (No. of specialist RMs: 200 (increase of 30 from Mar. 2004))**
- ***Strengthen initiatives for growth areas and businesses for loan demand***
  - —*Car dealers, supermarkets, staffing agencies, etc.*

New Loans Origination to New Customers


(JPY Bn)
(No. of new customers)
1,000
800
600
400
200
0
3,000
2,000
1,000
0
Origination loan amount
No. of customers
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Increase Loans to Small Corporations

Establish Low-Cost Mass-Sales Channels

FY2005 loan origination through Business Finance Centers: approx. JPY 180Bn

- **Established 100 Business Finance Centers (BFCs) with a staff of 600**
- **Strengthen the system of support from HQ (Established the "Retail- Corporate Business Promotion Division")**
  - — Strengthen personnel training, credit management, loan business management, and the system for improving performance
- **Develop business promotion system to adapt to deregulation of banks' agencies**
  - — Allows for door-to-door sales and marketing
- **Further promote recruitment of outside experts**
- **Enhance loan products and services**
  - — "Quick Partner*" (October 2005) (* Loan Product with Orico's Guarantee)
  - — Ongoing alliance with Government Credit Guarantee Corporations, etc.

Amount of Loans Originated through BFCs


(JPY Bn)
200
100
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Mizuho Bank: SME Banking Strategies (4)

Promotion of Solution Businesses

Fee Income from Solution Businesses


(JPY Bn)
Syndicated loans/Comittment lines
Real estate finance
Securitization
Corporate bonds
M&A/MBO
Other fee income
40
30
20
10
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Strengthen Initiatives for the Core Solution Businesses

Respond to financial needs

- Syndicated loan
- Real estate and ship finance
- Project finance
- Securitization
- DIP Finance

Respond to investment needs

- Securities brokerage business
  (Established the Corporate Management Unit in March 2005)

Improve responsiveness to customer needs

Respond to corporate management needs

- M&A / MBO
- Strengthen the ability to propose total solutions to upper-middle corporations
- Improve responsiveness to business succession needs
- Strengthen support for companies with IPO potential
- Support implementation of defined-contribution pension plans

Strengthen HQs' support

- Corporate Finance Div. — Reorganized based upon financing function and advisory functions in April 2006
- Asset Management Office for Corporate — Established in Mar. 05
- ALC Advisory Dept. — Reorganized based upon financing function and advisory functions in April 2006
- Comprehensive Financial Services Team — Established in Oct. 05
- Corporate Consultant Office — Established in Oct. 05, Targeting 500 Corps.
- IPO Promotion Project — Established in Aug. 05, Targeting 5,000 Corps.
- Defined Contribution for Pension Office — Acquired ISO9001

Mizuho Corporate Bank: Enhance Investment Banking Business: (1) Syndicated Loan Business

Steady Growth in Market-oriented Indirect Financing

Domestic Syndicated Loan Market & League Table


(JPY Tn)
<Arranged Amount>
25
20
15
10
5
11.0
12.1
13.1
16.2
18.7
21.2
FY2000 FY2001 FY2002 FY2003 FY2004 FY2005

(Source: Thomson Financial)


<Bookrunner Actual (FY2005)>
Others
Mizuho G 38%
MUFG 20%
SMBC 27%

(Reference) Bank of Japan Statistics "Loans Syndicated and Loans Transferred"
➔ JPY 25.9Tn (FY2005)

Maintaining roughly 40% market share in a growing market

Loans Traded by Mizuho Corporate Bank

(Managerial Accounting Basis)


<Number of Transactions>
(Transactions)
140
120
100
80
60
40
20
0
2H FY03
1H FY04
2H FY04
1H FY05
2H FY05


<Transaction Amount>
(JPY Bn)
400
300
200
100
0
2H FY03
1H FY04
2H FY04
1H FY05
2H FY05

Promote "Originate to Distribute" Business Model

Current status & issues

- Satisfactory achievement of incorporating new products/areas such as corporate revitalization, LBO, ABL, cross-border, public sector, etc.

Breakdown of Arrangement Amount by Mizuho CB

(Managerial Accounting Basis)


(JPY Tn)
Plain Transaction
New Products/Areas
10
5
0
FY2003
FY2004
FY2005

- Margins contracted due to intensified competition and commoditization

Promote cultivation of the multi-tiered market

- Collaboration between Global Financial Products Unit and International Banking Unit
  - ➔ Enhance origination capability by strengthening initiatives for product diversification and overseas arrangements
- Promotion of solution businesses to investors
  - ➔ Approach new investor base and higher-risk investment funds
  - ➔ Further expansion of the secondary loan market

Mizuho Corporate Bank: Enhance Investment Banking Business: (2) Investment-banking type Finance

Further Enhance the Investment-banking type Finance Function

Leveraged Finance / MBOs

- **Provide solutions for corporations leveraging the relationships with major investment funds in Japan and overseas**
  - Major acquisitions, revitalization and recapitalization, "going private", and protection against hostile takeovers
- **Further enhance fund businesses**
  - Increase investments in private equity funds
  - Expand and enhance fund businesses through Mizuho Capital Partners (MBO fund, mezzanine fund)

Leveraged Finance-Related Revenue (interest + non-interest income)*

* Including CLO-related and fund-related revenue



(JPY Bn)
(Managerial Accounting Basis)
Japan
Asia
U.S.
Europe
30
20
10
0
1H FY03
2H FY03
1H FY04
2H FY04
1H FY05
2H FY05

Project Finance

- **Ranked 5th in 2005 global arrangement** (Source: Thomson Financial)

Rank	Lead Arranger	Amount (USD M)
1	Royal Bank of Scotland	8,891.0
2	BNP Paribas	7,647.6
3	Societe Generale	7,214.3
4	Calyon	6,902.3
5	Mizuho Financial Group	5,530.1

- **Overseas market**
  - Strengthen approach to emerging markets and the Middle East
  - Promote CSR initiatives (through the "Sustainable Development Department")
- **Domestic market**
  - Capture financing needs related to PFI, the environment and deregulation

Real Estate Finance

- Strengthen arrangement capabilities by offering total finance packages including senior debt and mezzanine/equity
- Enhance advisory function for real estate finance
- Number of Arrangements: approx. 28, Amount: approx. JPY 0.4Tn (total from Apr. 2005 to Mar. 2006)

Mizuho Corporate Bank: Enhance Overseas Operations

Enhance Overseas Profits & Customer Base

Overseas Japanese

- **Expand customer base**
  - Approach targeted new customers in areas surrounding new offices
  - Capture the needs of Mizuho Bank's customers to expand overseas
- **Increase in loans during FY2005: USD 2.4Bn**
  - Continue trend for expansion, especially in Asia

Overseas Non-Japanese

- **Expand customer base by investing in management resources**
- **Increase in loans during FY2005: USD 14.9Bn**
  - Expansion mainly in corporate loans and project finance

Loan Balance of Overseas Branches
(Managerial Accounting Basis)



(USD Bn)
Japanese
Non-Japanese
60
40
20
0
Mar. 02
Mar. 03
Mar. 04
Mar. 05
Mar. 06

Overseas Profits (Gross Profits)
(Managerial Accounting Basis)



(USD M)
Japanese
Non-Japanese
1,000
800
600
400
200
0
FY02
FY03
FY04
FY05

Improve Asset Efficiency

Expand the Market-Oriented Indirect Financing Model

- **Increase product-related revenues (MBOs, etc.)**
  - MBO revenues in Europe increased by almost 90% compared to FY2004, marking a new historical high
  - Expand MBO business into other regions such as Asia
  - Accelerate expansion of asset management business (CLO structuring & distribuiting)
- **Develop CLO and other securitization schemes**
  - Expand new deal flow given the prospects for sustainable growth in the overseas non-Japanese business by facilitating balance sheet turnover

Expand Operating Network

- **Expand network through opening new offices**

<FY2005>

Asia Corporate Banking Division (May 05), Americas Credit Investment & Management Division (Oct. 05), Houston Rep. (Aug. 05), Atlanta Rep. (Feb. 06)

<FY2006(plan)>

New Delhi Branch (May 06), Wuxi Branch (scheduled for 1H FY06), Ho Chi Minh City Branch (scheduled for Oct. 06)
Look to expand network in Asia including China, and Europe

Mizuho Securities: Status in the League Table

Domestic Equity League Table
(Total of IPOs, POs, CBs, REITs, FY2005)

Rank	Company	Amount (JPY Bn)	Share (%)
1	Nomura	1,092.9	23.3
2	Daiwa SMBC	1,048.9	22.3
3	Nikko Citigroup	712.4	15.2
4	**Mizuho Securities**	370.3	7.9
6	**Shinko Securities**	167.0	3.6
8	**Mizuho Investors Securities**	68.5	1.5

Straight Bond League Table (Underwritten amount, FY2005)

Rank	Company	Amount (JPY Bn)	Share (%)
1	**Mizuho Securities**	1,831.2	19.3
2	Nomura	1,817.8	19.1
3	Daiwa SMBC	1,523.1	16.0

(Includes Samurai bonds and local gov't bonds, but excludes bank debentures, self issue, and retail targeted)

M&A Advisory Ranking
(Completed deals; January to December, 2005)

Rank	Company	Deals	Share (%)
1	Nomura	131	8.5
2	Mitsubishi UFJ Financial Group	130	8.4
3	**Mizuho Financial Group**	96	6.2
4	Nikko Cordial	73	4.7

(Japanese target, any acquirer nation)

ABS Bookrunner League Table (FY2005)

Rank	Company	Amount (JPY Bn)	Share (%)
1	**Mizuho Financial Group**	752.5	22.5
2	Daiwa SMBC	722.6	21.7
3	Nomura	473.1	14.2
4	Citigroup	410.0	12.3

(Domestic Public/Private issue + Euro Bond)

(Sources) I-N Information Systems, Thomson Financial, etc.

Mizuho Trust & Banking: Real Estate Business & Asset Finance Business

Real Estate Business

■ Increase profits by providing a wide range of real estate solutions


Real Estate Securitization Business
Owners of Real Estate
Sale of beneficiary right
SPV/J-REIT
Trusted buildings
Trusted lands
Trust beneficiary rights
Borrowings (non-recourse loans, corporate bonds, etc.)
Investments
Capital
Investments, loans, corporate bonds
Investors
Entrustment of real-estate management
Accounting, transfer agency, asset safekeeping (in the case of J-REIT)
Investments, loans, corporate bonds
Securitization arrangements, investment advice
Mizuho Trust & Banking

⇨ **Increase profit-earning opportunities as the real estate securitization market expands**

■ **Proactive investment in sales force and enhancement of sales capability**
- Increase staff to the Real Estate Unit and strengthen the functions of the real estate sales subsidiary


Real Estate Transactions
(JPY Bn)
800
600
400
0
FY2002
FY2003
FY2004
FY2005

Asset Finance Business

■ **In light of favorable conditions in the CLO and financial receivables market, strengthen new products development and expand fund business by actively investing management resources**


Balance of Monetary Claim Trusts
(JPY Bn)
7,000
5,000
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

■ **Active sale of asset finance products**
- Balance of "Chochiku-no-Tatsujin" (individuals-targeted financial product) surpassed JPY 600Bn


Sales of Asset Finance Products
(JPY Bn)
1,200
1,000
800
600
400
200
0
"Chochiku-no-Tatsujin"
Mar. 2005
Mar.2006
Mar.2007 (Plan)

Mizuho Trust & Banking: Private Banking Business, Pension Trust Business, and Stock Transfer Agency Business

Private Banking Business

■ Expand business related to testamentary trusts and asset management in line with expansion of the trust banking agency functions

Testamentary Trusts


(Transactions)
12,000
10,000
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

■ **Increase new counterparties, such as trust banking agency agreements with Mizuho Investors Securities**

■ **Provide trust products and services to high-net worth customers**

—Develop and increase sales of products that meet asset management needs of high-net worth customers across the group, such as Mizuho Private Wealth Management (see below)

Balance of Investment Trusts & Individual Annuities (for individuals)


(JPY Bn)
600
400
0
Mar.2005
Mar.2006
Mar.2007(Plan)

Mizuho Private Wealth Management (started operations in Nov. 2005)

—As Japan's first fully-fledged private banking company, provide "comprehensive and integrated services" similar to those of companies in Europe and the U.S.

—Strengthening its consulting functions through the "Integrated Asset & Liabilities Management Reports"

Pension Trust Business

■ **Seize opportunities for entrusted assets and increase custody of pension management business, by fully utilizing trust banking agency functions and expanding its product lineup**

Balance of Defined Contribution Pensions

(including agreements directly with Trust & Custody Services Bank)


(JPY Bn)
800
600
400
200
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

Stock Transfer Agency Business

■ **Promote listed companies to change their trust arrangements to Mizuho, and increase new trust arrangements for companies which are not yet listed, in anticipating induction of the stock certificates non-issuance system (scheduled for 2009)**

Clients of Stock Transfer Agency Business

(excluding foreign stock)


(Companies)
1,200
1,000
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

Shinko Securities: Performance & Business Plan

Results for FY2005

Substantial increase in profits mainly due to an increase in brokerage fees, sales of investment trusts and foreign bonds resulting from favorable market conditions


Ordinary Profits (Non-consolidated)
(JPY Bn)
40
30
20
10
0
FY03
FY04
FY05

Fourth Medium-term Business Plan (to March 2009)

(Medium-term Targets)
Assets Under Management: more than JPY 20Tn
Ordinary Profits: more than JPY 50Bn
ROE: more than 10%
Credit rating higher than "A"

- **Retail Division**
  - Retail assets under management: JPY 12Tn (Mar. 2006: JPY 8.2Tn)
- **Corporate Division**
  - IPO: top level lead arranger
  - Corporate finance: top 3 lead arranger (targeting companies with total market capitalization of less than JPY 100Bn)
  - M&A business: top 10 advisor for deals completed
  - Investment management business: earnings growth through a new investment business model
  - Expansion of the fund management business
- **Products Division**
  - Establishment of market presence (Share of stock basket/block transactions / OTC bond transactions: 5%)

Long-term Ratings as of May 29, 2006: BBB (R&I), BBB+ (JCR)

Steady Strengthening of Earnings Base other than Equity-related Business

- **Strong sales of investment trusts and foreign bonds**
  - Enhance product lineup centered around equity investment trusts


Sales of Equity Investment Trusts
(JPY Bn)
600
400
200
0
FY03
FY04
FY05


Sales of Foreign Bonds
(JPY Bn)
300
200
100
0
FY03
FY04
FY05

- **Increase Wrap Accounts (Shinko Asset Management Wrap)**
  - Accumulated number of accounts: 2,912
  - Accumulated sales amount: JPY 75.9Bn (as of Mar. 2006)
- **Underwriting performance: ranked 3rd in retail-targeted corporate bonds, and 6th in IPOs and POs**

Pursuit of Group Synergies

- **Mizuho Corporate Bank**
  - Investment Banking Business: restructure the organizational network and strengthen coordination with the bank's regional sales units
  - Securities Brokerage Business: alliance with regional financial institutions via sale of privately placed structured bonds
- **Mizuho Bank**
  - Two joint branches (Marunouchi-Chuo and Umeda branches)
  - Promotion of market consultation business*
  - Commencement of provision of Japan's first Wrap Account through securities brokerage business service (May 2006)

* Business whereby a bank introduces a client company, which is planning to raise funds in the market, to a securities company, and the securities company pays a portion of the underwriting commission to the bank

Group Synergies in FY2005 (Examples)

Mizuho Bank

Mizuho Corporate Bank	Deals with Japanese customers in overseas markets ➢ 2,070 (+50%)
Mizuho Trust & Banking	Testamentary trust contracts and processing ➢ 1,120 (+90%) Real estate related business (including securitization) contracts ➢ 1,540 (+5%)
Mizuho Investors Securities	Referral contracts of investment products for corporate and retail customers ➢ 11,520 (+6%) Referral contracts of fund raising by corporate customers ➢ 500 (approx. 4.7 times)
Mizuho Capital	Investment deals ➢ 180
UC Card	New member stores acquired ➢ 750

Mizuho Corporate Bank

Mizuho Bank	Retail products for employees of corporate customers (accounts for payrolls, housing loans for employees, etc.) ➢ 1,070 companies (+20%)
Mizuho Trust & Banking	Real estate related business (including securitization) contracts ➢ 510 (+30%)
Mizuho Securities	Deals with lead manager status in equity-related products ➢ 18 (-7deals) Deals with lead manager status in debt-related products ➢ 116 (+19deals)
Shinko Securities	Underwriting fees and securities sales commissions ➢ +20% from FY2004
Asset Management Companies	Companies introduced to investment or investment trust business ➢ 420 companies (approx. twice)

Figures are number of deals, figures in ( ) indicate changes in percentage or the number of transactions from FY2004

Appendix C. Financial Data

■ Financial Results for FY2005

■ Risk Management - Asset Quality/Stock and Bond Portfolio

Overview of Financial Results for FY2005

- Consolidated Gross Profits increased 7.4% from FY2004, excluding the disposition of unrealized losses on bond portfolios in March 2006 (JPY 138.5Bn). This is due to steady increases in income from Customer Groups, including the retail banking segment and solid increase in profits from our group companies
- Consolidated Net Income amounted to JPY 649.9Bn, an increase of approximately JPY 330Bn if the special factor* of the previous fiscal year is excluded. This increase can be attributed mainly to Reversal of Reserves for Possible Losses on Loans and the recording of Net Gains related to Stocks, as well as the favorable profit performance of Customer Groups *The effect of the JPY 308.4Bn Supreme Court judgment regarding the Japan Housing Loan, Inc.
- Consolidated BIS Capital Ratio was secured at a sufficient level of 11.62% as a result of the recording of Net Income, the secondary offering of treasury stock and the issuance of preferred securities, even after repayment of public funds of JPY 866.4Bn on an issue-price basis

(Reference)

(JPY Bn)	Consolidated	Change from FY2004	3 Banks	Change from FY2004
Gross Profits	2,002	9	* 1,698	72
Net Interest Income	1,062	-43	1,112	83
Net Fee & Commission Income and Fiduciary Income	634	98	* 456	78
Net Trading Income	204	39	33	-10
Net Other Operating Income (Including Net Gains Related to Bonds)	100	-85	96	-79
General & Administrative Expenses	-1,095	-3	-810	18
Net Business Profits*	922	9	* 889	89
Credit Costs	53	147	63	125
Net Gains related to Stocks	231	21	199	5
Ordinary Profits	921	263	* 789	371
Net Extraordinary Gains	59	-226	146	-234
Net Income	649	22	* 732	150
ROE**	14.9%	+ 6.4%		

* Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

* Includes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization

ROE = Net Income* / ((Opening Shareholders' Equity + Closing Shareholders' Equity) / 2)

*** Excluding a special factor (the effect of Supreme Court's judgment)

	Consolidated	Change from FY2004	3 Banks	Change from FY2004
Disclosed Claims under the FRL (bank accounts + trust accounts)	1,087	-509	1,052	-442
Net Deferred Tax Assets	295	-707		
BIS Capital Ratio (Preliminary)	11.62%	- 0.29%		

Analysis of Changes (Consolidated)

<Business Results> (Changes from FY2004)

➢Net Interest Income **Decreased 43.7Bn**
- Decreased from FY2004 mainly as a result of decline in the interest margins as well as decrease in the average balance of domestic loans including claims against Watch Obligors

➢Net Fee and Commission Income, Fiduciary Income **Increased 98.8Bn**
- Increased in fee income related to investment trusts and individual annuities, income from the solution and overseas businesses, and profits from the trust and asset management businesses

➢Net Trading Income + Net Other Operating Income **Decreased 45.7Bn**
- Disposition of Unrealized Losses on bond portfolios (2H of FY2005: -JPY 138.5Bn*)
  * Breakdown of losses: BK: -JPY 75.4Bn, CB: -JPY 58.4Bn, TB: -JPY 4.6Bn

➢Credit Costs **Decreased 147.1Bn**
- Net gains of JPY 53.2Bn as a result of Reversal of Reserves by asset quality improvement

➢Net Gains related to Stocks
- Gains of JPY 44.2Bn on sale of stocks associated with credit and alternative investments and gains related to preferred stocks acquired in corporate revitalization deals
- Gains on sales of a part of Mizuho Trust & Banking stocks (1H of FY2005: JPY 42.4Bn)

➢Other Expenses
- Losses due to the bond portfolio restructuring (1H of FY2005: -JPY 85.3Bn)

<NPLs & DTAs> (Changes from Mar. 2005)

➢Balance of Non-Performing Loans (NPLs) **Decreased 509.2Bn**
- NPL ratio decreased to 1.41% and net NPL ratio also decreased to 0.47% (3 Banks)

➢Net Deferred Tax Assets (DTAs) **Decreased 707.1Bn**
- Ratio of Net DTAs to Consolidated Tier 1 fell to 6.4%

Overview of Financial Results of Other Major Group Companies

- **The variance of Net Business Profits between Consolidated and 3 Banks: JPY 153.2Bn* (increase of JPY 40.7Bn from FY2004)**
  (of which the Group securities companies accounted for approx. +JPY 102Bn)
  This reflects the Group's comprehensive profitability, centering on the Group securities companies
  * Excludes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization

Group Securities Companies (Non-Consolidated)

Ordinary Profits reached record-high levels as a result of strengthening of group synergies and substantial increases in trading income, reflecting the favorable market environment

Mizuho Securities

Ordinary Profits reached a record high, mainly due to the significant increase in commission income backed by a strengthened cooperation with Mizuho Corporate Bank, and the increase in trading income supported by the favorable market environment. Net Income, however, decreased as a result of recording Extraordinary Losses of JPY 40.7Bn associated with the placement of the erroneous order.

(JPY Bn)

	FY2005	Change from FY2004
Net Op. Income	127	34
G&A Expenses	-66	-13
Ordinary Profits	62	22
Net Income	13	-10

Mizuho Investors Securities

As a result of favorable sales of structured bonds and the increase in commission income, owing to synergy effects with Mizuho Bank, Net Income increased by JPY 19.2Bn to JPY 24.9Bn. On the back of this strong performance, it eliminated its deficit carried forward and plans to resume payment of dividends.

	FY2005	Change from FY2004
Net Op. Income	83	38
G&A Expenses	-50	-13
Ordinary Profits	32	24
Net Income	24	19

Shinko Securities

(An affiliate under equity method, equity ratio under equity method: approx. 15%)

Net Income increased 4.6 times since its level of FY2004 to reach JPY 31.4Bn. This increase was attributed to the realization of group synergies in investment banking and securities brokerage, and to increase in stock brokerage commission, reflecting the good market environment.

	FY2005	Change from FY2004
Net Op. Income	140	37
G&A Expenses	-103	-9
Ordinary Profits	39	27
Net Income	31	24

Breakdown of the Variance of Net Business Profits between Consolidated and 3 Banks

(Excludes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization)

Consolidated Net Business Profits



(JPY Bn)
900
700
0
912.5
922.5
800.0
769.2
3 Banks
FY2004
FY2005

Major Factors of Variance (JPY 153.2Bn)
(Change from FY2004: +JPY 40.7Bn)

- **Group Securities Companies** **(3 companies on the left column): approx. +JPY 102Bn**
  (approx. +JPY 53Bn from FY2004)
- **Mizuho Credit Guarantee** **(credit guarantee business): approx. +JPY 35Bn**
  (approx. +JPY 4Bn from FY2004)
- **Mizuho Information & Research Institute** **(information processing services): approx. +JPY 12Bn**
  (approx. -JPY 1Bn from FY2004)
- **UC Card: approx. +JPY 6Bn**
  (approx. -JPY 16Bn* from FY2004)
  * effect of transferring card issuing business to Credit Saison
- **Profits of other subsidiaries and elimination of intra-group dividends**

Performance of each Global Group by Business Segment (1)

(JPY Bn)

Consolidated Net Business Profits	FY2005 (Actual)	Change from FY2004
Gross Profits	1,431.8	+39.9
G&A Expenses	-666.7	+2.0
Customer Groups	765.1	+41.8
Gross Profits	※ 268.4	+31.3
G&A Expenses	-144.1	+16.1
Trading & Others	※ 124.2	+47.3
Gross Profits	※ 1,700.2	+71.0
G&A Expenses	-810.9	+18.1
3 Banks (incl. revitalization subs.)	※ 889.2	+89.2
Ordinary Profits (2 Securities Subs)	95.4	+47.0
3 Banks + 2 Securities Subs	※ 984.6	+136.2
Variance between Consolidated and 3 Banks	※ 33.2	-79.2
Consolidated Net Business Profits	922.5	+9.9

※ Include JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

<Global Retail Group>

Gross Profits	282.5	-6.6
G&A Expenses	-201.4	+5.1
Retail Banking	81.1	-1.5
Gross Profits	552.2	+26.4
G&A Expenses	-253.7	+10.3
Corporate Banking	298.5	+36.7
Gross Profits	48.2	-36.9
G&A Expenses	-62.1	+16.5
Trading & Others	-13.8	-20.3
Gross Profits	882.9	-17.1
G&A Expenses	-517.2	+31.9
MHBK Net Business Profits (including revitalization subsidiary)	365.7	+14.8
MHIS Ordinary Profits	32.6	+24.3
MHBK Consolidated Net Business Profits	439.7	+44.8

Overview

- [Customer Groups] Despite the positive turnaround in the balance of domestic loans in the latter part of the first half, domestic loan interest income decreased from FY2004. This was mainly due to the decrease in loan spreads caused by tougher competition and the decrease in the balance of claims against Watch Obligors. However, this decrease was more than offset by the considerable increase in Non-Interest Income (domestic and international) such as fee income from the growing retail banking sector, solutions and overseas businesses, and trust & asset management business of MHTB, in addition to the increase in overseas interest income. As a result, Net Business Profits increased by approximately JPY 42Bn from FY2004.
- [Trading & Others] Earnings have built up steadily in the credit investments and trading business. A loss resulted from the disposition of unrealized losses on bond portfolios, in this March in light of the movements in domestic and U.S. interest rates (BK & CB total: JPY 133.8Bn). If this loss is excluded, earnings increased virtually compared to weak results of FY2004. In addition to the loss resulting from the disposition of unrealized losses on bond portfolios (negative effect), if the one-off special factor of JPY 120Bn dividends from the financial subsidiaries for corporate revitalization (positive effect) is also excluded, overall Net Business Profits for the "Trading & Others" increased compared to FY2004.
- [Consolidated Net Business Profits] In addition to the above, reflecting the good performances of securities subsidiaries, Consolidated Net Business Profits increased by about JPY 10Bn from FY2004. When the effects from the disposition of unrealized losses on bond portfolios in the second half are subtracted, Consolidated Net Business Profits increased **virtually by about JPY 150Bn**. *(Note: The effect of the dividends received from the financial subsidiaries for corporate revitalization* (JPY 120Bn) has been eliminated as part of a consolidation process.)

Mizuho Bank (MHBK)

- [Retail Banking] While movement in the housing loan balance was moderate, it did shift to a positive trend. Origination amounts for the "Flat 35," in alliance with the Government Housing Loan Corp., and for "Captive Loans," in alliance with Orico, also increased steadily. In addition, sales of investment products are expanding strongly, especially in investment trusts and individual annuities. As a result, if the special factor, namely the gain from the securitization of housing loans in the previous fiscal year (JPY 15.9Bn), is excluded, Net Business Profits increased virtually by about JPY 14Bn from FY2004.
- [Corporate Banking] With respect to lending, although the loan balance to targeted Middle Credit Risk Corporations increased, overall loan interest income decreased, mainly as a result of the decline in loan spreads caused by tougher competition. However, this decrease was more than offset by the increase in Non-Interest Income, which is mainly attributed to the solutions business and foreign exchange and derivatives. Helped further by the benefits of cost cutting, Net Business Profits increased by about JPY 37Bn from FY2004.
- [Trading & Others] In addition to the good performance of the trading income, credit investments also contributed steadily to earnings. *Benefits were also realized through cost cutting. If the loss resulting from disposition of unrealized losses on bond* portfolios in this March in light of the movements in domestic and U.S. interest rates is excluded (JPY 75.4Bn), Net Business Profits in "Trading & Others" increased, virtually, from FY2004.

Mizuho Investors Securities (MHIS)

- As a result of a larger underwriting business and favorable sale of structured bonds, especially foreign bonds, owing to the realization of synergies with MHBK, Ordinary Profits increased by about JPY 24Bn to reach a level approximately four times that of FY2004.
  On the back of this strong performance, MHIS eliminated its deficit carried forward and plans to resume the payment of dividends.

Performance of each Global Group by Business Segment (2)

(JPY Bn)

<Global Corporate Group>

	FY2005 (Actual)	Change from FY2004
Gross Profits	318.7	-24.2
G&A Expenses	-82.0	-1.3
Domestic Corporate Banking	236.7	-25.5
Gross Profits	112.0	+26.0
G&A Expenses	-51.7	-5.5
International Banking	60.3	+20.5
Gross Profits	※ 220.2	+68.3
G&A Expenses	-82.0	-0.4
Trading & Others	※ 138.1	+67.9
Gross Profits	※ 650.9	+70.1
G&A Expenses	-215.7	-7.2
MHCB Net Business Profits (including revitalization subsidiaries)	※ 435.1	+62.9
MHSC Ordinary Profits	62.7	+22.7
MHCB Consolidated Net Business Profits	※ 366.4	-25.2

※ Include JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

<Global Asset & Wealth Management Group>

	FY2005 (Actual)	Change from FY2004
Gross Profits	166.3	+18.0
G&A Expenses	-77.9	-6.5
MHTB Net Business Profits (including revitalization subsidiary)	88.3	+11.5
Group Companies' Ordinary Profits (※※), etc.	12.2	+5.3
Global Asset & Wealth Management Group Total	100.5	+16.8

※※ Trust & Custody Services Bank, 3 Asset Management Companies, Mizuho Private Wealth Management

Mizuho Corporate Bank (MHCB)

- [Domestic Corporate Banking] Although the decreasing loan balance bottomed out during FY2005, loan interest income continued to decrease significantly, mostly as a result of the decrease in loan spreads caused by tougher competition. In addition, due to the sluggish growth in fee income from syndicated loan arrangements, Non-Interest Income remained virtually on par with FY2004. As a result, Net Business Profits were down by about JPY 25Bn from FY2004.
- [International Banking] In addition to the growth in income from business with Japanese corporations, there was a significant increase in income from non-Japanese corporations (both interest and non-interest income), especially from MBOs in Europe. As a result, Net Business Profits increased substantially by about JPY 20Bn from FY2004, an increase in excess of 50%.
- [Trading & Others] While sources of profits continued to diversify thanks to credit investments such as securitization products, a loss from the disposition of unrealized losses on bond portfolios was recognized in light of the movements in domestic and U.S. interest rates (JPY 58.4Bn) in the second half of FY2005. If this loss (negative factor) is excluded, and if the JPY 120Bn dividends received from the financial subsidiaries for corporate revitalization (positive factor) are also excluded, overall Net Business Profits in "Trading & Others" were virtually on par with FY2004.

Mizuho Securities (MHSC)

- On the back of strengthened synergy effects with MHCB, and mostly as a result of excellent equity-related income, Ordinary Profits increased substantially by about JPY 23Bn from FY2004, an increase of in excess of 50%.

Mizuho Trust & Banking (MHTB)

- While Gross Profits in the banking business increased only slightly from FY2004, there was a significant increase in income from the focused trust and asset management business, including pension and asset management and the real estate businesses, where synergy with the other Mizuho Group companies is being pursued. (The share of the trust and asset management business in the overall Gross Profits increased to 58.4%.) As a result, while there was a slight increase in G&A Expenses, Net Business Profits increased by JPY 11.5Bn from FY2004. However, if we take the special factors for FY2005 into consideration, namely the recording of gains on sales of loan assets in the loan trust account (+JPY 11.5Bn), the loss from the disposition of unrealized losses on bond portfolios in the second half (-JPY 4.6Bn), and the effect of the change in the accounting treatment for accrued fiduciary income (+JPY 2.1Bn), the increase from FY2005, virtually, is JPY 2.5Bn.

Notes

1. Data included in the figures on P.61 and P.62 are based on the internal management data and are the aggregates for each described segment in accordance with the FY2005 management accounting rules. Consequently, some of the figures for FY2004 may be different from previously disclosed figures.
2. "3 Banks + 2 Securities Subs" in the "Consolidated Net Business Profits" is a simple aggregate.
3. "Customer Groups" for 3 Banks in the "Consolidated Net Business Profits" represents the sum of MHBK's "Retail Banking" and "Corporate Banking," MHCB's "Domestic Corporate Banking" and "International Banking" and MHTB.
4. MHBK's results for "Retail Banking" in FY2004 include the gain of JPY 15.9Bn from securitization of housing loans. MHCB's results for "Trading & Others" in FY2005 include the dividends of JPY 120Bn from the financial subsidiaries for corporate revitalization. MHTB's results for FY2005 include the affected amount of JPY 2.1Bn due to change in the accounting treatment for accrued fiduciary income, and gains on sales of loan assets in the loan trust account of JPY 11.5Bn. Furthermore, a loss from the disposition of unrealized losses on bond portfolios in March 2006 (JPY 138.5Bn) is included in MHBK's "Trading & Others" (JPY 75.4Bn), MHCB's "Trading & Others" (JPY 58.4Bn) and MHTB (JPY 4.6Bn), respectively. Each of these is also included in the figures for the corresponding sector in the "Consolidated Net Business Profits."
5. "Total" in "Global Asset & Wealth Management Group" is a simple aggregate of MHTB's "Consolidated Net Business Profits" and the "Ordinary Profits" of TCSB, the three asset management companies and MHPW (without applying equity method, etc.).

Analysis of Profit and Loss Statement

(JPY Bn)

	FY2005	Change	FY2004
Consolidated Gross Profits	2,002.4	9.3	1,993.0
Net Interest Income	1,062.6	-43.7	1,106.4
Fiduciary Income	78.8	15.5	63.2
Credit Costs for Trust Accounts	-1.4	1.3	-2.7
Net Fee and Commission Income	555.9	83.3	472.6
Net Trading Income	204.9	39.8	165.0
Net Other Operating Income	100.0	-85.6	185.7
General and Administrative Expenses	-1,095.2	-3.8	-1,091.3
Consolidated Net Business Profits *	922.5	9.9	912.5
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	-84.7	147.2	-231.9
Losses on Write-offs of Loans	-37.1	124.2	-161.4
Net Gains related to Stocks	231.5	21.1	210.3
Equity in Income from Investment in Affiliates	9.1	7.7	1.4
Other	-142.1	82.0	-224.1
Ordinary Profits	921.0	263.6	657.4
Net Extraordinary Gains	59.0	-226.5	285.5
Reversal of Reserves for Possible Losses on Loans, etc.	139.3	-1.3	140.7
Income before Income Taxes and Minority Interests	980.1	37.0	943.0
Income Taxes - Current	-64.0	-44.2	-19.8
- Deferred	-185.0	50.1	-235.2
Minority Interests in Net Income	-81.1	-20.5	-60.6
Net Income	649.9	22.5	627.3

* Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other Consolidation adjustments

	FY2005	Change	FY2004
Credit-related Costs (including Credit Costs for Trust Accounts)	53.2	147.1	-93.9

Analysis of Changes

➢ **Net Interest Income**
- Decreased from FY2004 due to decline in interest margins caused by tougher competition in lending businesses and decrease in the average balance of our domestic loans including those against Watch Obligors.

➢ **Fiduciary Income**
- Increased due to the effect of the change in accounting standards for recording Fiduciary Income (JPY 2.0Bn), and recorded gains on sales from the securitization of loans in the Loan Trust Account (JPY 11.5Bn)

➢ **Net Fee and Commission Income**
- Increased in areas such as syndicated loans, other solution business-related, and investment trusts and individual annuities resulting from the enhancement of our sales force

➢ **Net Other Operating Income**
- Disposed unrealized losses on bond portfolios (2H of FY2005: -JPY 138.5Bn)

➢ **General and Administrative Expenses**
- Increased in line with the expanded operations of the securities subsidiaries (Simple aggregation of Mizuho Securities and Mizuho Investors Securities: +JPY 26.9Bn)

➢ **Net Gains related to Stocks**
- Gains on sales of stocks associated with credit and alternative investments (JPY 44.2Bn)
- Gains on sales of a part of Mizuho Trust & Banking stocks (JPY 42.4Bn)

➢ **Other (Net Non-recurring Gains (Losses))**
- FY2004: Write-offs of deferred hedge losses (-JPY 67.0Bn), Valuation losses on investments in overseas subsidiaries (expenses for realizing foreign currency translation losses related to Yen-based capital in overseas subsidiaries) (-JPY 59.6Bn), Expenses on IT Systems Integration and losses on disposal of software (-JPY 55.5Bn)
- Disposition of unrealized losses due to bond portfolio restructuring (1H of FY2005: -JPY 85.3Bn)

➢ **Net Extraordinary Gains**
- FY2004: A special factor associated with the Supreme Court judgment regarding the Japan Housing Loan, Inc. (including Reversal of Reserve for Contingencies (JPY 233.2Bn))
- A loss resulting from the placement of erroneous order (Mizuho Securities: -JPY 40.7Bn)
- A loss on a decline in the value in use of software as a result of revising system strategies (TB, etc.: -JPY 18.9Bn)
- Losses on Impairment of Fixed Assets (+JPY 44.7Bn)
  - Losses on Impairment of Fixed Assets in FY2005: -JPY 22.3Bn
  - Losses resulting from early adoption of accounting for Impairment of Fixed Assets in FY2004: -JPY 67.1Bn
- Adjustment related to the review of the method used to calculate Employee Retirement Benefits (-JPY 14.4Bn)

Analysis of Profit and Loss Statement of Mizuho Financial Group, Inc. (Holding Company)

(JPY Bn)

	FY2005	Change	FY2004
Operating Income	128.9	102.4	26.4
Cash Dividend Received from Subsidiaries and Affiliates	112.5	98.7	13.7
Fees and Commission Received from Subsidiaries and Affiliates	16.4	3.7	12.7
Operating Expenses	-13.4	-1.6	-11.7
Operating Profits	115.5	100.8	14.6
Non-Operating Income	0.2	0.1	0.1
Rent Received	0.0	0.0	0.0
Other Non-Operating Income	0.2	0.1	0.0
Non-Operating Expenses	-2.3	-1.7	-0.5
Interest Expenses	-0.2	-0.2	0.0
Interest on Commercial Paper	0.0	0.1	-0.1
Interest on Short-term Bonds	-1.6	-1.6	0.0
Amortization of Start-Up Costs	-0.3	0.0	-0.3
Other Non-Operating Expenses	0.0	0.0	0.0
Ordinary Profits	113.4	99.1	14.3
Extraordinary Gains	682.9	609.3	73.5
Gains on Disposal of Investments in Subsidiaries	679.0	605.4	73.5
Other Extraordinary Gains	3.9	3.9	0.0
Extraordinary Losses	-6.1	50.2	-56.4
Losses on Disposal of Investments in Subsidiaries	0.0	56.1	-56.1
Other Extraordinary Losses	-6.1	-5.9	-0.2
Income Before Income Taxes	790.2	758.7	31.4
Current	0.0	0.0	0.0
Deferred	0.0	0.5	-0.5
Total Income Taxes	0.0	0.5	-0.5
Net Income	790.2	759.3	30.8
Retained Earnings Brought Forward from Previous Fiscal Year	108.6	-1.3	110.0
Cancellation of Treasury Stock	-75.9	-75.9	0.0
Unappropriated Retained Earnings	822.9	681.9	140.9

Analysis of Changes

- **Cash Dividend Received from Subsidiaries and Affiliates (Operating Income)**
  - Increased in dividends due to strong performances of subsidiaries and affiliates
- **Operating Expenses**
  - Increased in advertising costs, etc.
- **Interest Expenses / Interest on Short-term Bonds (Non-operating Expenses)**
  - Increased due to increase in Short-term borrowings and Short-term Bonds which was used for the purchase of subsidiaries' shares to carry out organizational restructuring and repayment of public funds (JPY 965Bn of borrowings from BK and CB)
- **Gains on Disposal of Investments in Subsidiaries (Extraordinary Gains)**
  - Gains on sales of stocks of Mizuho Financial Strategy and Mizuho Trust & Banking
- **Other Extraordinary Losses**
  - Expenses related to preparation for a planned listing on the New York Stock Exchange (-JPY 4.8Bn)

Variance Analysis between Consolidated and 3 Banks

(JPY Bn)

	Consolidated (A)	3 Banks (B)	(A)-(B)	(A)-(B) excluded dividends from the revitalization subsidiaries
Consolidated Gross Profits / Gross Profits	2,002.4	* 1,698.8	303.5	423.5
Net Interest Income	1,062.6	* 1,112.0	-49.4	70.5
Fiduciary Income	78.8	77.9	0.8	0.8
Credit Costs for Trust Accounts	-1.4	-1.4	-	-
Net Fee and Commission Income	555.9	378.4	177.5	177.5
Net Trading Income	204.9	33.4	171.4	171.4
Net Other Operating Income	100.0	96.9	3.0	3.0
General and Administrative Expenses / General and Administrative Expenses (excluding Non-recurring Losses)	-1,095.2	-810.9	-284.2	-284.2
Consolidated Net Business Profits ** / Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	922.5	* 889.2	33.2	153.2
Credit-related Costs	53.2	63.9	-10.7	-10.7
Net Gains related to Stocks	231.5	199.7	31.8	31.8
Ordinary Profits	921.0	* 789.4	131.6	251.6
Net Extraordinary Gains	59.0	146.1	-87.0	-87.0
Reversal of Reserves for Possible Losses on Loans, etc.	139.3	180.5	-41.1	-41.1
Net Income	649.9	* 732.9	-83.0	36.9

* Dividends from the revitalization subsidiaries of JPY120.0Bn for FY2005 are included due to the simple aggregation of 3 Banks

**Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other Consolidation adjustments

Major Factors for the Variance

- **Net Interest Income**
  - Loan guarantee subsidiaries (Mizuho Credit Guarantee), etc.
  - Adjustment of intra-group transactions such as dividends received
- **Net Fee and Commission Income**
  - Mizuho Information & Research Institute, Mizuho Investors Securities, Mizuho Securities, etc.
- **Net Trading Income**
  - Mizuho Securities Group, Mizuho Investors Securities, etc.
- **General and Administrative Expenses**
  - Mizuho Information & Research Institute, Mizuho Securities Group, etc.
  - Difference in accounting rules for personnel expenses (Non-recurring Losses), such as amortization of Unrecognized Net Obligation (expenses related to Employee Retirement Benefits classified as G&A expenses on a consolidated basis, but as Net Non-recurring Gains (Losses) on a 3 Banks non-consolidated basis)
- **Credit Costs**
  - Mizuho Credit Guarantee, etc.
- **Net Gains related to Stocks**
  - Gains on sales of Mizuho Trust & Banking stock (JPY 42.4Bn)

- **Net Extraordinary Gains (Losses)**
  - Decrease in Net Extraordinary Gains on a consolidated basis mainly due to differences in classification for Reversal of Reserves for Possible Losses on Loans versus on a non-consolidated basis

Analysis of Gross Profits

Gross Profits

(JPY Bn)

	FY2005	Change	FY2004
Gross Profits	1,698.8	72.4	1,626.4
Domestic Gross Profits	1,358.0	143.3	1,214.7
Net Interest Income	957.1	90.9	866.2
Fiduciary Income	77.9	15.1	62.8
Net Fee and Commission Income	308.8	51.7	257.0
Net Trading Income	70.8	54.1	16.7
Net Other Operating Income	-56.7	-68.6	11.9
International Gross Profits	340.7	-70.9	411.6
Net Interest Income	154.8	-6.9	161.8
Net Fee and Commission Income	69.5	11.5	58.0
Net Trading Income	-37.3	-64.5	27.1
Net Other Operating Income	153.7	-10.8	164.5

* Dividends from the revitalization subsidiaries of JPY120.0Bn for FY2005 are included due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

Analysis of Changes

<Domestic Gross Profits>

➢ **Net Interest Income (excluding dividends of JPY 120.0Bn from revitalization subsidiaries: -JPY 29.0Bn)**

- Decline in interest margins caused by tougher competition in lending businesses
  Domestic Operations: Loan and Deposit Rate Margin decreased 0.12%
  compared to FY2004 (2 Banks excluding revitalization subsidiaries)
- Decrease in the average balance of our domestic loans including that against Watch Obligors

➢ ***Net Fee and Commission Income + Fiduciary Income***

- Solution business-related: approx. +JPY 20Bn
- Trust and asset management businesses of TB: approx. +JPY 16Bn
- Investment trusts and individual annuities: approx. +JPY 12Bn

➢ **Net Other Operating Income**

- Decreased due to disposition of unrealized losses on bond portfolios

<International Gross Profits>

➢ **Net Interest Income**

- Slightly decreased mainly due to increases in funding costs such as rising U.S. interest rates, despite increases in Interest and Dividends on Securities and in Interest on Loans centering on increase in loans of overseas branches

➢ **Net Trading Income**

- Partly affected by the increase in unrealized gains on currency swaps (the same value is recorded as income under "Net Other Operating Income (gains on foreign exchange transactions)" resulting from a forward exchange cover)

➢ **Net Other Operating Income**

- Decreased due to disposition of unrealized losses on bond portfolios

<Ratio of Non-interest Income to Gross Profits> *1

	FY2005 *2		Change		FY2004
Mizuho Bank *3	35.4%	(40.5%)	2.0%	(7.1%)	33.4%
Mizuho Corporate Bank *3	29.0%	(36.1%)	-4.2%	(2.7%)	33.3%
Mizuho Trust & Banking *3	72.5%	(73.2%)	0.5%	(1.3%)	71.9%
3 Banks	37.2%	(42.2%)	0.3%	(5.3%)	36.8%

*1: Calculated as (Gross Profits - Net Interest Income) / Gross Profits. Includes Credit Costs for Trust Accounts, and excludes dividends of JPY 120 Bn from revitalization subsidiaries in FY2005.
*2: Figures in ( ) exclude the disposition of unrealized losses on bond portfolios in 2H of FY2005.
*3: Aggregate figures of revitalization subsidiaries.

Expenses, Employees and Branches

G&A Expenses

3 Banks

(JPY Bn)

	FY2005	Change	FY2004
General and Administrative Expenses (Excluding Non-recurring Losses)	-810.9	18.1	-829.1
Personnel Expenses	-243.7	1.9	-245.7
Non-Personnel Expenses	-518.9	12.3	-531.3
Premium for Deposit Insurance	-53.4	-1.7	-51.7
Miscellaneous Taxes	-48.2	3.8	-52.1

Analysis of Changes

➢ **Personnel Expenses: JPY 1.9Bn decrease**
(Base Expenses)
- Reduction in expenses related to employee retirement benefits: -JPY 6.4Bn
- Other (head count reduction, etc.): -JPY 5.9Bn

(Strategic Expenses)
- Increased personnel in strategic areas (financial consultants, etc.), and enhanced incentives: +JPY 10.4Bn

➢ **Non-Personnel Expenses: JPY 12.3Bn decrease**
(Base Expenses)
- Effect of IT systems integration: -JPY 25.2Bn
- Other (consolidation of domestic branch network, etc.): -JPY 10.6Bn

(Strategic Expenses)
- Implementation of retail banking strategies, etc.: +JPY 23.5Bn

➢ **Taxes: JPY 3.8Bn decrease**
- Reduced property tax as the result of the consolidation of domestic branch network, etc.

of Employees

* Excluding financial subsidiaries for corporate revitalization

3 Banks*

	March 2006	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
Employees (excluding Executive Officers)	25,689	-472	242	26,161	25,447

of Branches

* Excluding financial subsidiaries for corporate revitalization

3 Banks*

	March 2006	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
Head Offices and Domestic Branches	419 *419*	-35 *-33*	-110 *-42*	454 *452*	529 *461*
Overseas Branches	21	-	-	21	21
Domestic Sub-Branches	76 *76*	-15 *-15*	-24 *-23*	91 *91*	100 *99*

* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Use & Source of Funds and Interest Margins

Use & Source of Funds (Domestic Operations)

(JPY Bn)

	FY2005	Change	FY2004
	Average Balance	Average Balance	Average Balance
Use of Funds	88,004.3	-1,706.1	89,710.5
Loans	51,663.5	-715.4	52,379.0
Securities	30,109.8	1,192.2	28,917.6
Source of Funds	91,611.2	-1,874.1	93,485.4
Deposits	58,132.7	1,765.1	56,367.6
NCDs	9,229.5	-848.8	10,078.4
Debentures	7,332.0	-1,339.8	8,671.8
Call Money	6,816.4	-1,492.8	8,309.2

Interest Margins (Domestic Operations)

(%)

			FY2005	Change	FY2004
1	Return on Interest-Earning Assets		1.12	0.11	1.01
2	Return on Loans and Bills Discounted		1.29	-0.14	1.44
3	Return on Securities		0.94	0.49	0.45
4	Cost of Funding (including Expenses)		0.77	-0.03	0.81
5	Cost of Deposits and Debentures (including Expenses)		0.90	-0.06	0.96
6	Cost of Deposits and Debentures		0.08	-0.02	0.10
7	Cost of Other External Liabilities		0.15	-0.04	0.19
8	Net Interest Margin	(1)-(4)	0.35	0.15	0.20
9	Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	0.39	-0.08	0.48
10	Loan and Deposit Rate Margin	(2)-(6)	1.21	-0.12	1.33

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

11	Return on Loans and Bills Discounted		1.41	-0.15	1.57
12	Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	0.51	-0.09	0.61
13	Loan and Deposit Rate Margin	(11)-(6)	1.32	-0.13	1.46

* Excluding financial subsidiaries for corporate revitalization

Analysis of Changes

➢ **Changes in the average balance of funds**

- While the domestic loans bottomed out in 1H of FY2005, the average balance (including claims against Watch Obligors) decreased from FY2004.
- Average balance of securities increased from FY2004 mainly due to the diversification of investment (including credit investments).
- Average balance of debentures continued to decrease

Mizuho Bank: Ceased selling certificated debentures in Sep. 2003, and will suspend over-the-counter sales in Mar. 2007

Mizuho Corporate Bank: Suspended the issuance of five-year coupon debentures in Mar. 2006, and started issuing straight bonds from Apr. 2006

➢ **Loan and Deposit Rate Margins** (Line 10 & 13)

- Decreased from FY2004 as a result of a decline in loan spreads caused by tougher competition and a decline in the balance of claims against Watch Obligors, which has relatively higher margins

Housing and Consumer Loans / Loans to Both Small / Medium-Size Companies and Individual Clients / Deposits

Balance of Housing and Consumer Loans

(JPY Bn)

3 Banks	March 2006	Change from September 2005	Change from March 2005	September 2005	March 2005
Housing and Consumer Loans	11,774.1	103.0	-58.8	11,671.1	11,833.0
Housing Loans for owner's residential housing	*** 9,225.6*	*** 153.7*	*** 85.1*	*9,071.9*	*9,140.4*

* Above figures are aggregated banking and trust account amounts.

** At Mizuho Trust & Banking, the balance of consumer loans decreased JPY 84.2 Bn in 1H of FY2005. This was due to the loan trust account housing loans being converted to beneficiary rights, in preparation for discontinuing the acceptance of new loan trust applications. (Transfer from loans and bills discounted to monetary claims.)

Loans to Both Small / Medium-Size Companies and Individual Clients

(%, JPY Bn)

3 Banks	March 2006	Change from September 2005	Change from March 2005	September 2005	March 2005
Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers, of Total Domestic Loans	65.1	3.5	2.6	61.6	62.4
Loans to Both Small and Medium-size Enterprises and Individual Customers	39,531.7	2,854.9	2,223.8	36,676.7	37,307.8

*Loans as of March 2006 include loans to MHFG of JPY 965.0Bn from MHBK (JPY 623.0Bn) and MHCB (JPY 342.0Bn).

Breakdown of Deposits (Domestic Offices)

(JPY Bn)

3 Banks*	March 2006	Change from September 2005	Change from March 2005	September 2005	March 2005
Deposits	65,731.8	-1,654.0	646.5	67,385.8	65,085.3
Individual Deposits	31,710.2	439.4	782.1	31,270.8	30,928.1
Corporate Deposits	28,527.6	-316.3	-87.2	28,843.9	28,614.9
Financial/Government Institutions	5,493.8	-1,777.1	-48.3	7,271.0	5,542.2

* Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

Breakdown of Deposits of Mizuho Bank

Deposit Balances by Deposit Type (Domestic Operations)

(JPY Bn)

	March 2006	Change from March 2005	Change from March 2004	March 2005	March 2004
Total Deposits	51,464.1	1,637.7	2,066.1	49,826.4	49,398.0
Liquid Deposits	32,779.9	1,676.8	1,952.3	31,103.0	30,827.6
Proportion of Liquid Deposits	63.6%	1.2%	1.2%	62.4%	62.4%

* Yen denominated deposits of domestic branches excluding Yen-denominated non-resident deposits and Offshore deposits
Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice

Deposit Balances by Depositor (Domestic Offices)

(JPY Bn)

	March 2006	Change from March 2005	Change from March 2004	March 2005	March 2004
Total Deposits	52,321.6	1,393.5	1,839.3	50,928.0	50,482.2
Individual Deposits	29,945.9	841.1	1,407.5	29,104.7	28,538.3
Corporate Deposits	19,281.6	260.0	443.5	19,021.6	18,838.1
Financial / Governmental Institutions	3,094.0	292.4	-11.6	2,801.5	3,105.6
Proportion of Individual Deposits	57.2%	0.0%	0.7%	57.1%	56.5%

* Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

Breakdown of Deferred Tax Assets (DTAs)

Deferred Tax Assets

Net DTAs further decreased by JPY 729.5Bn from Mar. 2005

(JPY Bn)

		March 2006	March 2005	Change
Reserves for Possible Losses on Loans	1	328.7	283.4	45.3
Devaluation of securities	2	468.9	1,097.6	- 628.6
Net Unrealized Losses on Other Securities	3	-	-	-
Reserve for Employee Retirement Benefits	4	8.1	6.4	1.6
Tax Losses Carried Forward	5	1,757.6	1,497.7	259.9
Other	6	411.1	398.5	12.5
Total Deferred Tax Assets	7	2,974.6	3,283.8	- 309.1
Valuation Allowance	8	- 1,563.1	- 1,661.1	98.0
Sub Total (= 7 + 8)	9	1,411.4	1,622.6	- 211.1
Amount related to Retirement Benefits Accounting	10	- 237.5	- 240.2	2.6
Unrealized Profits related to Lease Transactions	11	-	-	-
Net Unrealized Gains on Other Securities	12	- 857.3	- 347.7	- 509.6
Other	13	- 41.5	- 30.0	- 11.4
Total Deferred Tax Liabilities	14	- 1,136.4	- 618.0	- 518.4
Net Deferred Tax Assets (= 7 + 8 + 14)	15	275.0	1,004.5	- 729.5

* Amount related to Retirement Benefits Accounting includes Deferred Tax Liabilities related to gains from establishment of retirement benefits trust of -JPY138.0Bn.

Analysis of Changes

<1, 2, 5 & 6>

Acceptance of the "Tax Losses Carried Forward etc." by BK, CB, and TB from their financial subsidiaries for corporate revitalization
→ Increase in Deferred Tax Assets

<2 & 8>

Elimination of "Temporary Differences" related to investments to the financial subsidiaries for corporate revitalization of BK, CB, and TB
→ Decrease in Deferred Tax Assets related to Devaluation of securities, and decrease in the Valuation Allowance

<5>

Decrease in Tax Losses Carried Forward in line with recording taxable income (Total of 3 Banks excluding revitalization subsidiaries: approx. JPY 358Bn)
→ Decrease in Deferred Tax Assets

<8>

More conservative estimates of future taxable income
→ Increase in Valuation Allowance

<12>

Increase in unrealized gains on stocks
→ Increase in Deferred Tax Liabilities

* Excluding financial subsidiaries for corporate revitalization

BIS Capital Ratio

(%, JPY Bn)

		March 2006	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
(1)	Capital Adequacy Ratio	11.62	0.89	-0.29	10.73	11.91
	Tier I Capital Ratio	5.89	0.45	-0.30	5.44	6.19
(2)	Tier I Capital	4,555.9	693.4	383.8	3,862.4	4,172.0
	Common Stock and Preferred Stock	1,540.9	-	-	1,540.9	1,540.9
	Capital Surplus	411.1	341.4	-611.4	69.6	1,022.5
	Retained Earnings	1,417.5	94.7	444.9	1,322.7	972.5
	Minority Interests in Consolidated Subsidiaries	1,280.5	166.4	201.3	1,114.1	1,079.2
	Preferred Stock Issued by Overseas SPCs	*1,095.7*	*152.8*	*167.7*	*942.8*	*927.9*
	Unrealized Losses on Other Securities	-	-	-	-	-
	Treasury Stock	-46.8	88.0	347.7	-134.8	-394.5
	Foreign Currency Translation Adjustments	-47.4	2.7	1.2	-50.1	-48.6
	Goodwill Equivalent	-0.0	0.0	0.0	-0.0	-0.0
	Consolidation Differences Equivalent	-	-	-	-	-
(3)	Tier II Capital	4,554.0	514.8	597.5	4,039.2	3,956.4
	Amount included in Capital	*4,554.0*	*691.5*	*597.5*	*3,862.4*	*3,956.4*
	45% of Unrealized Gains on Other Securities	994.6	404.7	568.6	589.8	426.0
	45% of Revaluation Reserve for Land	131.0	-10.3	-19.6	141.4	150.7
	General Reserve for Possible Losses on Loans	615.7	65.4	-21.5	550.3	637.3
	Debt Capital	2,812.5	55.0	70.1	2,757.5	2,742.3
	Perpetual Subordinated Debt and Other Debt Capital	*776.3*	*-50.8*	*-77.9*	*827.1*	*854.3*
	Subordinated Debt and Redeemable Preferred Stock	*2,036.2*	*105.8*	*148.1*	*1,930.3*	*1,888.0*
(4)	Deductions from Capital	116.7	1.5	8.4	115.1	108.2
(5)	Capital (2)+(3)-(4)	8,993.2	1,383.4	973.0	7,609.8	8,020.2
(6)	Risk-adjusted Assets	77,338.3	6,463.4	10,013.3	70,874.8	67,324.9

➢ Major factors for changes in Capital (Since Mar. 2005: +JPY 973.0Bn, of which changes in Tier 1: +JPY 383.8Bn)
- Repayment of public funds preferred shares: -JPY 943.6Bn (issue price basis: -JPY 866.4Bn)
  → *Capital surplus decreased by the same amount due to repurchase and cancellation*
- Net Income: +JPY 649.9Bn
- Sale of common shares of MHFG held by the subsidiary (Mizuho Financial Strategy Co,. Ltd.): +JPY 531.6Bn
- Issuance of preferred securities: approx. +JPY 140Bn
- Increase in amounts equivalent to 45% of unrealized gains on securities (Tier II), due to the rise in the stock market: +JPY 568.6Bn

➢ Major factors for increase in Risk-adjusted Assets (Since Mar. 2005: + JPY 10,013.3Bn): Increase in assets such as loans and credit investments resulting from an enhanced risk-taking capability
- On-balance sheet items (Since Mar. 2005: +JPY 7,207.6Bn) Increase in loans: approx. +JPY 2.8Tn; Credit investments etc. : approx +JPY 3.2Tn; Investment in shares (market price): approx. +JPY 1.2Tn
- Off-balance sheet items (Since Mar. 2005: +JPY 1,924.1Bn) Increase in commitment lines: approx. + JPY 1.2Tn

Earnings Estimates for FY2006

Consolidated

(JPY Bn)

	FY 2006 (Estimates)	Change from FY2005 *2
Consolidated Net Business Profit *1	1,200.0	277.4 (138.9)
Credit-related Costs	-90.0	-143.2
Net Gains related to Stocks	40.0	-191.5
Ordnary Profits	1,120.0	198.9
Net Income	720.0	70.0

*1: Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

*2: Figures in ( ) indicate the figures excluding the effect of the disposition of Unrealized Losses on bond portfolios in the 2H of FY2005.

3 Banks

(JPY Bn)

	FY 2006 (Estimates)			
	Aggregated Figures of the 3 Banks	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	1,015.0	525.0	410.0	80.0
Credit-related Costs	-69.0	-60.0	0.0	-9.0
Ordinary Profit	910.0	405.0	435.0	70.0
Net Income	645.0	270.0	330.0	45.0

* Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB exclude the amounts of Credit Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Holding Company) Non-Consolidated

(JPY Bn)

	FY 2006 (Estimates)	Change from FY2005
Operating Income	1,250.0	1,121.0
Ordinary Profits	1,220.0	1,106.5
Net Income	1,230.0	439.7

3 Banks*

Overview of Disclosure of NPLs

(March 2006)

(JPY Bn)

1. SELF-ASSESSMENT

Obligor \ Categorization	Non-Category	Category II	Category III	Category IV (Non-Collateralized)
Bankrupt and Substantially Bankrupt Obligors 130.8	130.8 (Collateral, Guarantees, etc. : 117.0; Reserves for Possible Losses : 13.8)		Reserve Ratio 100%	Direct Write-offs
Intensive Control Obligors 355.2	311.8 (Collateral, Guarantees, etc. : 194.6; Reserves for Possible Losses : 117.2)		43.4 Reserve Ratio 72.9%	
Watch Obligors – Special Attention Obligors (Claims for Special Attention 566.6)	Reserve Ratio against Uncovered Portion 33.9% (Collateral, Guarantees, etc. : 200.1; Reserves for Possible Losses: 124.5)			
Watch Obligors – Other Watch Obligors				
Normal Obligors				
Total 74,190.4				

Reserve Ratio against Total Claims
- Other Watch Obligors 11.35%
- Normal Obligors 0.11%

2. Disclosed Claims under the Financial Reconstruction Law

Disclosed Claims under the Financial Reconstruction Law	
Claims against Bankrupt and Substantially Bankrupt Obligors	130.8 (Coverage Ratio 100%)
Claims with Collection Risk	355.2 (Coverage Ratio 87.7%)
Claims for Special Attention (Note1)	566.6 (Coverage Ratio 57.2%)
Total	1,052.8

Total Coverage Ratio 72.8%

3. Non-Accrual, Past Due & Restructured Loans

Non-Accrual, Past Due & Restructured Loans	
Loans to Bankrupt Obligors	28.7
Non-Accrual Delinquent Loans	432.5
Loans Past Due for 3 Months or More	13.9
Restructured Loans	552.3
Total	1,027.6

25.1 (Note 2)

Amount of Partial Direct Write-offs
(Banking Account + Trust Account)

Disclosed Claims under the Financial Reconstruction Law: 725.0

Non-Accrual, Past Due & Restructured Loans: 703.5

(Note 1) Claims for Special Attention is denoted in individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
(Note2) The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

Claims against Special Attention Obligors
(Banking Account)

Coverage Ratio: 59.5%

Reserve Ratio for Uncovered Portion: 34.3%

Reserve Ratio against Entire Claim: 21.1%

* Banking Account

NPL Balance and Coverage & Reserve Ratios

NPLs under FRL

Reduced Net NPL Ratio to 0.4% range

(Banking Account + Trust Account)

(JPY Bn)

	March 2006	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	130.8	-30.6	-78.6	161.4	209.5
Claims with Collection Risk	355.2	-347.4	-450.5	702.7	805.8
Claims for Special Attention	566.7	133.4	86.4	433.2	480.2
Total	1,052.8	-244.6	-442.8	1,297.5	1,495.6

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	725.0	-59.1	-140.4	784.1	865.4

(%)

NPL Ratio	1.41	-0.43	-0.74	1.85	2.16
Net NPL Ratio	0.47	-0.10	-0.28	0.58	0.75

Coverage & Reserve Ratios

Continued conservative reserves and maintained high ratios

(Banking Account)

(%)

Coverage Ratio	72.8	- 7.7	- 3.7	80.6	76.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	87.7	- 0.2	2.7	88.0	84.9
Claims against Special Attention Obligors	59.5	- 4.9	5.5	64.5	54.0

Reserve Ratio against Non-collateralized Claims

Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	72.9	- 8.5	- 2.4	81.5	75.4
Claims against Special Attention Obligors	34.3	- 0.8	2.4	35.1	31.9

(Reference) Reserve Ratio

Claims against Special Attention Obligors	21.11	1.87	- 0.44	19.24	21.56
Claims against Watch Obligors excluding Special Attention Obligors	11.35	1.57	3.06	9.77	8.28
Claims against Normal Obligors	0.11	- 0.00	0.00	0.12	0.11

Results of Final Disposals

Progress in Removal of NPLs from the Balance Sheet
(Accumulated Removal Amount and Removal Ratio)

(Banking Account + Trust Account) (JPY Bn) (%) (%)

	Amount	Balance at March 2006	Accumulated Removal Amount	Accumulated Removal Ratio(%)	Modified Accumulated Removal Ratio*
As of September 2002	6,630.3	49.7	6,580.6	99.2	99.4
2H of FY2002	809.5	24.6	784.8	96.9	97.6
1H of FY2003	390.3	11.4	378.8	97.0	97.8
2H of FY2003	525.9	17.3	508.5	96.7	97.4
1H of FY2004	515.7	35.5	480.2	93.1	96.0
2H of FY2004	674.1	114.8	559.3	82.9	85.0
1H of FY2005	148.9	81.6	67.2	45.1	53.3
2H of FY2005	150.8	150.8			
Total	9,845.8	486.1	9,359.7		

* Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

Breakdown of Accumulated Amount Removed from the Balance Sheet

(JPY Bn)

(Banking Account + Trust Account)	Amount Removed							
	Up to 2H of FY2002(*)	In 1H of FY2003	In 2H of FY2003	In 1H of FY2004	In 2H of FY2004	In 1H of FY2005	In 2H of FY2005	Accumulated Removed Amount from 2H of FY2000
Liquidation	-962.2	-20.6	-129.5	-27.3	-160.3	-28.5	-40.7	**-1,369.4**
Restructuring	-994.5	-46.4	-320.8	-139.5	-98.6	-12.5	-55.8	**-1,668.4**
Improvement in Business Performance due to Restructuring	-121.2	-6.4	-43.9	-0.5	-2.9	-1.0	-3.1	**-179.4**
Securitization	-2,637.6	-116.0	-411.9	-254.1	-502.5	-153.2	-47.6	**-4,123.3**
Direct Write-off	1,761.8	19.3	519.6	128.6	363.0	99.2	45.8	**2,937.6**
Other	-2,605.8	-332.6	-438.1	-428.7	-520.0	-203.8	-427.3	**-4,956.6**
Debt recovery		-224.2	-313.7	-160.7	-291.4	-148.5	-217.0	
Improvement in Business Performance		-108.3	-124.4	-267.9	-228.6	-55.2	-210.2	
Total	-5,559.7	-502.9	-824.7	-721.7	-921.6	-300.0	-528.9	**-9,359.7**

* From 2H of FY2000 to 2H of FY2002.

Disclosed Claims under FRL and Coverage Ratios by Industry

(JPY Bn, %)

(Banking Account + Trust Account)	March 2006						September 2005		March 2005	
			Change from September 2005		Change from March 2005					
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,002.3	73.0	-234.0	-8.5	-423.5	-4.3	1,236.4	81.5	1,425.8	77.3
Manufacturing	95.3	73.7	-1.0	-12.3	-20.9	-4.9	96.3	86.0	116.2	78.7
Agriculture	0.4	85.3	-0.1	-9.2	-0.2	-7.6	0.5	94.6	0.7	93.0
Forestry	0.0	100.0	-	-	0.0	-	0.0	100.0	-	-
Fishery	0.0	72.3	0.0	-27.6	0.0	-27.6	0.0	100.0	0.0	100.0
Mining	0.0	100.0	-0.0	-	0.0	-	0.0	100.0	-	-
Construction	46.7	73.4	-40.4	-9.7	-50.7	-8.7	87.2	83.2	97.5	82.2
Utilities	0.1	100.0	-0.6	-	-0.8	-	0.7	100.0	1.0	100.0
Communication	6.0	70.1	-1.9	-4.0	-5.7	1.7	8.0	74.2	11.8	68.4
Transportation	217.9	67.4	83.5	-4.6	141.1	-1.1	134.3	72.0	76.8	68.5
Wholesale & Retail	177.8	61.4	-59.6	-12.7	-157.3	-7.6	237.4	74.1	335.1	69.1
Finance & Insurance	4.9	55.6	-1.6	-8.6	-3.3	-20.5	6.6	64.3	8.3	76.1
Real Estate	176.0	85.9	-80.3	-4.5	-118.7	0.1	256.3	90.4	294.7	85.7
Service Industries	129.7	63.8	-108.8	-14.2	-146.2	-5.0	238.5	78.1	275.9	68.9
Local Government	-	-	-	-	-	-	-	-	-	-
Other	147.1	88.2	-22.9	-0.1	-60.3	-2.3	170.1	88.3	207.5	90.5
Overseas Total (including Loans Booked Offshore)	50.4	69.7	-10.5	10.1	-19.2	7.9	61.0	59.5	69.7	61.8
Governments	2.9	17.5	-5.3	-0.2	-7.5	-6.8	8.3	17.8	10.5	24.4
Financial Institutions	7.5	93.4	6.8	-6.5	6.9	-6.5	0.6	100.0	0.6	100.0
Other	39.9	69.1	-12.0	3.4	-18.6	1.0	52.0	65.7	58.5	68.0
Total	1,052.8	72.8	-244.6	-7.6	-442.8	-3.7	1,297.5	80.6	1,495.6	76.6

*Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Status of Loans by Nationality of Borrowers

Loans to Restructuring Countries

(Banking Account + Trust Account)

(JPY Bn, number of countries)

	March 2006			September 2005	March 2005
		Change from September 2005	Change from March 2005		
Loan amount	33.8	-9.0	-17.5	42.9	51.4
Number of Restructuring Countries	5	-1	-1	6	6

Loans by Nationality of Borrowers

(Banking Account + Trust Account)

(JPY Bn)

	March 2006						September 2005		March 2005	
			Change from September 2005		Change from March 2005					
	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*
Asia	1,872.6	14.4	253.6	-8.4	536.8	-11.5	1,619.0	22.9	1,335.8	26.0
China	*348.5*	*2.3*	*32.5*	*-2.8*	*79.5*	*1.8*	*315.9*	*5.1*	*268.9*	*0.4*
Thailand	*273.2*	*1.6*	*53.5*	*0.0*	*61.5*	*-3.2*	*219.6*	*1.5*	*211.6*	*4.8*
Hong Kong	*323.1*	*1.4*	*70.4*	*-1.3*	*119.1*	*-0.9*	*252.7*	*2.7*	*204.0*	*2.3*
Central and South America	1,156.9	0.7	138.1	-0.9	253.1	-2.1	1,018.8	1.6	903.8	2.9
North America	1,894.6	36.1	296.5	0.0	349.9	-2.4	1,598.1	36.0	1,544.7	38.6
Eastern Europe	29.1	-	-36.2	-	-10.2	-	65.3	-	39.4	-
Western Europe	1,836.2	8.9	618.2	0.2	903.1	1.4	1,218.0	8.7	933.0	7.5
Other	550.4	1.3	75.1	-7.9	148.4	-25.2	475.3	9.3	401.9	26.5
Total	7,340.1	61.6	1,345.4	-17.1	2,181.2	-40.0	5,994.7	78.7	5,158.9	101.7

Gains & Losses on Securities

Net Gains (Losses) on Securities

(JPY Bn)

	FY2005	Change	FY2004
Net Gains (Losses) related to Bonds	-118.7	-126.4	7.7
Gains on Sales and Others	70.8	-29.3	100.1
Losses on Sales and Others	-104.9	-38.4	-66.4
Devaluation	-75.8	-74.5	-1.3
Reversal of (Provision for) Reserve for Possible Losses on Investments	3.2	6.6	-3.4
Gains (Losses) on Derivatives other than for Trading	-11.9	9.2	-21.2

* Above figures don't include losses of JPY85.3Bn related to Japanese Bonds etc., resulting from a review of the bond portfolio (included in Non-recurring Losses).
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

	FY2005	Change	FY2004
Net Gains related to Stocks	231.5	21.1	210.3
Gains on Sales	272.9	-3.8	276.7
Losses on Sales	-7.7	9.2	-16.9
Devaluation	-29.9	18.8	-48.7
Reversal of (Provision for) Reserve for Possible Losses on Investments	-0.0	0.9	-0.9
Gains (Losses) on Derivatives other than for Trading	-3.6	-4.0	0.3

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

Unrealized Gains / Losses on Other Securities

(JPY Bn)

	March 2006			September 2005	March 2005
	Unrealized Gains (Losses)	Change from Sep. 2005	Change from Mar. 2005	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	2,201.4	897.9	1,258.7	1,303.4	942.6
Stocks	2,462.3	986.4	1,352.7	1,475.8	1,109.6
Bonds	-234.4	-96.3	-104.1	-138.0	-130.2
Japanese Government Bonds	-230.6	-93.5	-95.3	-137.1	-135.3
Other	-26.4	7.8	10.1	-34.3	-36.6

Analysis of changes

- **Net Gains related to Bonds (-JPY 126.4Bn from FY2004)**
  - Disposed unrealized losses on bond portfolios in light of such factors as current trends in interest rates (2H FY2005: -JPY 138.5Bn)
- **Net Gains related to Stocks (+JPY 21.1Bn from FY2004)**
  - Gains on sales of stocks associated with credit and alternative investments (JPY 44.2Bn)
  - Gains on sales of a part of Mizuho Trust & Banking stock (1H FY2005: JPY 42.4Bn)
  - Recorded net gains related to the preferred stock acquired through the corporate revitalization project
- **Reduction of the book value of Stock Portfolio**
  - FY2005 JPY 96.7Bn
    of which was sold to Banks' Shareholdings Purchase Corporation JPY 8.1Bn

- **Unrealized Gains on Other Securities (the base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustment) (JPY 2,201.4Bn)**

(Stocks) Increased by JPY 1,352.7Bn from Mar. 2005 due to favorable performances in the stock market

* Nikkei 225: JPY 11,809 (Mar. 2005 month average)
→ JPY16,311 (Mar. 2006 month average)

(Bonds) Declined by JPY 104.1Bn from Mar. 2005 due to rise in long-term interest rates despite disposing unrealized losses on bond portfolios (full year: JPY 223.8Bn)

- of which, net unrealized losses on floating-rate bonds: -JPY 90.8Bn (-JPY 90.4Bn from Mar. 2005)

* 10-year JGB: 1.32% (Mar. 2005) → 1.77% (Mar. 2006)
10-year UST: 4.55% (Mar. 2005) → 4.85% (Mar. 2006)

Projected Redemption of Other Securities

■The projected redemption schedule for securities classified as Bonds Held to and Other Securities with maturities is as follows:

(JPY Bn)

3 Banks

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	10,678.2	11,802.0	7,874.2	7,304.4	3,154.5	3,635.1	1,526.5	1,485.3		
Japanese Government Bonds	10,367.2	11,551.2	5,919.6	5,575.3	2,699.5	3,238.0	1,273.8	1,270.0	1,402.2	1,282.1
Japanese Local Government Bonds	3.5	2.8	95.3	97.1	68.3	40.8	8.7	9.6		
Japanese Corporate Bonds	307.4	247.9	1,859.3	1,631.8	386.6	356.2	243.9	205.7		
Other	458.8	593.7	3,000.5	3,914.8	1,372.5	1,324.8	3,050.6	2,271.8		

Mizuho Bank

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	9,084.4	10,285.3	5,799.7	4,690.2	2,004.5	2,094.3	670.6	585.6		
Japanese Government Bonds	8,884.5	10,191.3	4,233.8	3,369.9	1,664.3	1,801.8	629.7	552.2	628.0	512.9
Japanese Local Government Bonds	1.7	1.4	84.2	85.1	61.7	35.6	-	-		
Japanese Corporate Bonds	198.1	92.5	1,481.6	1,235.1	278.4	256.8	40.9	33.4		
Other	51.6	44.0	1,217.8	954.9	220.0	271.7	798.4	254.5		

Mizuho Corporate Bank

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	1,366.2	1,243.0	1,776.7	2,311.5	933.3	1,434.2	546.2	546.5		
Japanese Government Bonds	1,282.7	1,099.8	1,487.4	2,014.0	842.7	1,341.6	334.4	364.7	370.3	370.3
Japanese Local Government Bonds	1.4	1.2	2.7	3.5	2.2	2.3	8.7	9.6		
Japanese Corporate Bonds	82.0	141.8	286.5	293.9	88.2	90.2	203.0	172.2		
Other	394.5	357.9	1,697.1	2,781.8	1,066.2	989.5	2,252.1	2,017.2		

Mizuho Trust & Banking

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	227.6	273.6	297.7	302.6	216.6	106.5	309.6	353.1		
Japanese Government Bonds	199.9	259.9	198.3	191.4	192.3	94.5	309.6	353.1	403.9	398.9
Japanese Local Government Bonds	0.4	0.1	8.3	8.3	4.3	2.8	-	-		
Japanese Corporate Bonds	27.2	13.4	91.1	102.8	20.0	9.1	-	-		
Other	12.5	191.7	85.5	178.0	86.3	63.5	-	-		

* Excluding financial subsidiaries for corporate revitalization

Stock Portfolio by Industry


Mizuho's Stock Portfolio vs. TOPIX
(As of March 31, 2006)
Mizuho's Portfolio
TOPIX
16%
14%
12%
10%
8%
6%
4%
2%
0%
Fishery & Forestry
Mining
Construction
Food
Fabric
Paper/Pulp
Chemical
Generic Drug
Coal & Oil
Rubber
Glass & Debris
Steel
Non-steel
Metal Product
Machine
Electrical Apparatus
Transport Machinery
Precision Machinery
Other Product
Utilities
Surface Transportation
Marine Transportation
Air Transportation
Warehouse & Transportation
Communication
Wholesale
Retail
Bank
Securities
Insurance
Other Finance
Real Estate
Service

* Excluding financial subsidiaries for corporate revitalization

Conservative Accounting Measures

Steady Decrease in the Balance of Net Deferred Tax Assets (DTAs)

Balance of Net DTAs


(Consolidated)
Net DTAs
Net DTAs/Tier 1 Ratios (right axis)
(JPY Tn)
(%)
2.5
2.0
1.5
1.0
0.5
0.0
60
50
40
30
20
10
0
60.8%
33.8%
24.0%
-0.7
6.4%
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006

- Continued conservative estimation of future taxable income
  - (If the decrease in the valuation allowance, caused by the merger of the revitalization subsidiaries – deferred tax assets and compensating balance – is excluded) the valuation allowance has, in effect, been built up
- Recorded taxable income (aggregate estimation of 3 Banks excluding revitalization subsidiaries: JPY 358Bn)

➡ **DTAs decreased steadily**

Change in Net DTAs

(JPY Bn, 3 Banks excluding revitalization subsidiaries)

	Mar. 06	Mar. 05	Change	
Net DTAs (1)+(2)+(4)	**275.0**	**1,004.5**	**-729.5**	
Total Deferred Tax Assets (1)	2,974.6	3,283.8	-309.1	
Devaluation of Securities	468.9	1,097.6	-628.6	(A)
Tax Losses Carried Forward	1,757.6	1,497.7	259.9	(B)
Total Deferred Tax Liabilities (2)	-1,136.4	-618.0	-518.4	
Net Unrealized Gains on Other Securities (3)	-857.3	-347.7	-509.6	(C)
Valuation Allowance (4)	-1,563.1	-1,661.1	98.0	(A) (D)
(Ref.) Net DTAs excluding Net Unrealized Gains on Other Securities (1)+(2)+(4)-(3)	1,132.4	1,352.3	-219.8	

(Major Factors)

Merger of financial subsidiaries for corporate revitalization into BK, CB, and TB (A), (B)

- Elimination of the "Temporary Differences" related to the investment in the financial subsidiaries for corporate revitalization under BK, CB, and TB: (A)
  ⇒ Decrease in DTAs related to Devaluation of Securities and in Valuation Allowance
- Acceptance of "Tax Losses Carried Forward, etc." from the financial subsidiaries for corporate revitalization under BK, CB, and TB: (B)
  ⇒ Increase in deferred tax assets

Increase in unrealized gains on stockholdings (C)

⇒ Increase in deferred tax liabilities

Further conservative estimation of future taxable income (D)

⇒ Increase in valuation allowance

Consolidation of Funds (Limited Liability Partnerships)

- Reviewed standards on control with reference to the U.S. standards, ahead of the revisions to Japan's accounting rules
  (Consolidate if fund-managing subsidiaries hold executory authority for the fund)

➡ **Number of subsidiaries consolidated: +13**
Assets (consolidated basis): +Approx. JPY 30Bn

Employee Retirement Benefits

- **Unrecognized Actuarial Losses disappeared* due to considerable increase in Expected Return on Plan Assets associated with favorable market conditions**
  - ⇒ **Estimate the recording of Amortization of Actuarial Gains forFY2006**
- **Recorded JPY 14.4Bn in Extraordinary Losses resulting from a review of the method used to calculate Employee Retirement Benefits at the beginning of the fiscal year**

(JPY Bn)

		FY2005	Change	FY2004
Projected Benefit Obligation	(A)	1,129.2	11.3	1,117.9
Fair Value of Plan Assets	(B)	1,849.5	468.1	1,381.3
Unrecognized Net Obligation	(C)	* -174.6	-462.2	287.6
Prepaid Pension Cost	(D)	584.2	-3.9	588.2
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	38.6	1.4	37.1

(Reference)

	FY2005	Change	FY2004
Service Cost	-21.9	2.0	-23.9
Interest Cost	-27.5	0.6	-28.2
Expected Return on Plan Assets	50.6	3.9	46.6
Amortization of Actuarial Gains (Losses)	-44.2	-4.3	-39.9
Amortization of Net Obligation by the Change of Acounting Policy	-	24.5	-24.5
Amortization of Prior Service Cost	0.4	-2.9	3.4
Others	-22.1	-17.0	-5.1
Expenses related to Employee Retirement Benefits	-64.9	6.8	-71.7

Further Improvements in Credit Ratings

■ Credit Ratings has improved significantly over the past two years

Agency	Rating	Mizuho (Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking) (Mar.31, 2004)		Mizuho (Mar.31, 2005)		Mizuho (Mar.31, 2006)	Mizuho (Mar.31, 2006)	SMBC (Mar.31, 2006)	BTMU (Mar.31, 2006)
Moody's	Long-term Ratings	A3*1	→	A1	→	A1	A1	A1	A1
Moody's	Bank Financial Strength Ratings	E*2	→	D-	→	D+	D+	D	D+
S&P	Long-term Ratings	BBB	→	A-	→	A	A	A	A
Fitch	Long-term Ratings	BBB+	→	A-	→	A	A	A-	A-
Fitch	Individual Ratings	E	→	D	→	C	C	C/D	C/D
R&I	Long-term Ratings	A-	→	A	→	A+	A+	A	A+
JCR	Long-term Ratings	A*3	→	A+*4	→	AA-*5	AA-*5	A+	AA

Note: Credit Ratings of Mizuho Trust & Banking are as follows *1: Baa1、*2: E+、*3: A-、*4: A、*5: A+

Recent Actions by Rating Agencies on Mizuho's Credit Ratings

- Mar.31, 2006 R&I raised Long-term Ratings of the 3 banks (A ➔A+)
- Feb.8, 2006 Fitch raised Individual Ratings of Mizuho Bank (C/D ➔ C)
- Nov.24, 2005 Moody's raised Bank Financial Strength Ratings of the 3 banks (D- ➔ D+)
- Aug.12, 2005 JCR raised Long-term Ratings of the 3 banks (A+ ➔ AA- (Mizuho Trust & Banking: A ➔ A+))
- Jul.28, 2005 Fitch raised Long-term and Individual Ratings of the 3 banks (Long-term: A- ➔ A, Individual: D ➔ C (Mizuho Bank: D ➔ C/D))
- Jun.8, 2005 S&P raised Long-term Ratings of the 3 banks (A- ➔ A)

Preferred Shares and Fully Diluted Outstanding Shares of Common Stock

As of the end of March 2006

Status	Type	Commencement Date of Conversion Period	Mandatory Conversion Date	Average Outstanding Shares (FY2005)	Term-end Outstanding Shares (a)	Issued Price (b) (JPY Thousand)	(a)*(b) (JPY Bn)	Average Increasing Shares of Common Stock for Dilutive Securities (FY2005)	Repurchase Date
Repaid	First Series Class I	Jul 01, 1998	Aug 01, 2005	0	0	3,000	0.0	0 thousand	Aug 31, 2004
Repaid	Second Series Class II	Aug 01, 2004	Aug 01, 2006	25,232	0	2,000	0.0	77 thousand	Aug 29, 2005
Repaid	Third Series Class III	Aug 01, 2005	Aug 01, 2008	41,905	0	2,000	0.0	125 thousand	Aug 29, 2005
	Fourth Series Class IV	-	-	150,000	150,000	2,000	300.0	—	Repaid full on July 4th, 2006
	Sixth Series Class VI	-	-	150,000	150,000	2,000	300.0	—	Repaid full on July 4th, 2006
Repaid	Seventh Series Class VII	Oct 01, 2006	Feb 01, 2011	66,438	0	2,000	0.0	255 thousand	Oct 12, 2005
Repaid	Eighth Series Class VIII	Oct 01, 2004	Feb 01, 2009	24,369	0	2,000	0.0	90 thousand	Aug 29, 2005
Repaid	Ninth Series Class IX	Sep 01, 2003	Sep 01, 2009	0	0	1,250	0.0	0 thousand	Mar 07, 2005
Repaid	Tenth Series Class X	Jul 01, 2003	Sep 01, 2009	57,534	0	1,250	0.0	158 thousand	Aug 29, 2005
	Eleventh Series Class XI	Jul 01, 2008	Jul 01, 2016	943,740	943,740	1,000	943.7	1,861 thousand	
Converted	Twelfth Series Class XI	Jul 01, 2003	Jul 01, 2011	0	0	1,000	0.0	0 thousand	
	Thirteenth Series Class XIII	-	-	36,690	36,690	1,000	36.6	—	
						Total	1,580.4	2,569 thousand (A)	

Shaded Preferred Shares were repaid or converted to common stocks.

Average Outstanding Shares of Common Stock (FY2005,Consolidated): 11,172 thousand (B)

Fully Diluted Outstanding Shares of Common Stock (FY2005, Consolidated): 13,741 thousand (A+B)

The increase in shares of common stock for dilutive securities calculated by the term-end outstanding shares (a) and stock price (JPY 963,000 as of March 31, 2006): 980 thousand

Diluted Net Income per Share of Common Stock

$$= \frac{\text{Net Income - Amount Not Available to Common Shareholders *1 + Adjustments}}{\text{Average Outstanding Shares of Common Stock During the Term *2 + Increasing Shares of Common Stock for Dilutive Securities *3}}$$

= **JPY 46,234.51**

*1 Dividends on Preferred Stock and other
*2 Treasury Stock is excluded from shares of Common Stock
*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the term, in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated below
- The reference price is the average price of daily closing prices (including closing bid or offered prices) of Common Stocks as reported by the Tokyo Stock Exchange (the "TSE") for the 30 consecutive trading days (excluding trading days on which no closing prices, closing bid or offered prices are reported) commencing on the 45th trading day prior to April 1, 2005.
The reference price under this calculation: JPY506,900

Tier 1 / Tier 2 Securities (Public Offerings)

Tier 1 Securities

Overseas Offerings

[Overseas SPC of Mizuho Financial Group, Inc.]

Issuer	Issue Amount	Dividend	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's･S&P･Fitch)
Mizuho Capital Investment (USD) 1 Limited	US$600M	6.686% p.a. for the first 10 years, floating rate thereafter	None	13 Mar. 2006	Perpetual	On each dividend payment date from June 2016 at five-year intervals*	Baa2/BBB/A-
Mizuho Capital Investment (EUR) 1 Limited	Euro500M	5.02% p.a. for the first 5 years, floating rate thereafter	None	13 Mar. 2006	Perpetual	On each dividend payment date from June 2011 at five-year intervals*	Baa2/BBB/A-

[Overseas SPC of Mizuho Corporate Bank, Ltd.]

Issuer	Issue Amount	Dividend	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's･S&P)
Mizuho Preferred Capital Company L.L.C.	US$1,000M	8.79% p.a. for the first 10 years, floating rate thereafter	+150bps from June 2008	23 Feb. 1998	Perpetual	On each dividend payment date after June 2008*	Baa1/BBB+
Mizuho JGB Investment L.L.C.	US$1,600M	9.87% p.a. for the first 10 years, floating rate thereafter	+150bps from June 2008	16 Mar. 1998	Perpetual	On each dividend payment date after June 2008*	Baa1/BBB+

* Subject to prior approval of relevant authorities

Tier 2 Securities

Overseas Offerings

[Overseas SPC of Mizuho Financial Group, Inc.]

Issuer	Issue Amount	Coupon	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's･S&P･Fitch)
Mizuho Financial Group (Cayman) Limited	US$1,500M	5.79% p.a.	None	8 Mar. 2004	15 Apr. 2014	None	A2/A-/A-
	Euro750M	4.75% p.a. for the first 5 years, floating rate thereafter	+150bps from Apr. 2009	8 Mar. 2004	15 Apr. 2014	On each interest payment date after Apr. 2009*	A2/A-/A-
	US$1,500M	8.375% p.a.	None	27 Jan. 2004	Perpetual	On each interest payment date after Apr. 2009*	A2/—/—

* Subject to prior approval of relevant authorities

Domestic Offerings

Issuer	Issue Amount	Coupon	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's･R&I･JCR)
Mizuho Bank, Ltd.							
Unsecured Subordinated Bonds No.1	JPY 60Bn	1.7% p.a.	None	4 Feb. 2005	3 Feb. 2015	None	A2/A/A+
Unsecured Subordinated Bonds No.2	JPY 40Bn	1.67% p.a.	None	9 Aug. 2005	7 Aug. 2015	None	A2/A/A+
Unsecured Subordinated Bonds No.3	JPY 10Bn	2.04% p.a.	None	9 Aug. 2005	7 Aug. 2020	None	A2/A/A+
Unsecured Subordinated Bonds No.4	JPY 30Bn	1.81% p.a.	None	30 Jan. 2006	29 Jan. 2016	None	A2/A/A+
Unsecured Subordinated Bonds No.5	JPY 20Bn	2.49% p.a.	None	30 Jan. 2006	30 Jan. 2026	None	A2/A/A+
Mizuho Corporate Bank, Ltd.							
Unsecured Subordinated Bonds No.1	JPY 60Bn	2.1% p.a.	None	13 Feb. 2004	12 Feb. 2014	None	A2/A/A+
Unsecured Subordinated Bonds No.2	JPY 60Bn	2.18% p.a.	None	6 Aug. 2004	5 Aug. 2014	None	A2/A/A+
Mizuho Trust & Banking, Ltd.							
Unsecured Subordinated Bonds No.1	JPY 30Bn	1.91% p.a.	None	20 Dec. 2005	21 Dec. 2015	None	A2/A/A
Unsecured Subordinated Bonds No.2	JPY 10Bn	2.24% p.a.	None	20 Dec. 2005	21 Dec. 2020	None	A2/A/A

Ratings as of May 29, 2006

Exhibit A-2

MIZUHO Mizuho Financial Group
Channel to Discovery

July 4, 2006

Mizuho Financial Group, Inc.
Mizuho Bank, Ltd.
Mizuho Corporate Bank, Ltd.

Announcement Regarding Completion of Public Fund Repayment

Regarding the repurchase and cancellation of our preferred shares (public funds) that we announced on June 28, 2006, we have today completed the necessary procedures as planned. As a result, we would like to report that we have fully repaid public funds provided to us.

Public funds totaling 2,949 billion yen were provided to us in March 1998 and March 1999. With the support of public funds for a period of more than eight years, we were able to focus on our business revitalization.

We sincerely appreciate your understanding and continued support.

Recognizing the public nature of our business as a financial institution, we plan to continue contributing to our society through various measures, such as offering products and services that meet the needs of our customers and engaging in CSR (Corporate Social Responsibility) activities that aim for harmonious coexistence with our society, while endeavoring to increase our corporate value.

Reference: Details of public fund repayment
Of the public funds provided to us, we repurchased preferred shares of 482.6 billion yen in the fiscal year ended March 31, 2005, 866.4 billion yen in the fiscal year ended March 31, 2006 and 600.0 billion yen as mentioned above, which led to the full repayment of preferred shares totaling 1,949.0 billion yen (on an issued-price basis). We had also repaid all subordinated bonds totaling 1 trillion yen by March 31, 2005.

This document is prepared in order to announce certain information relating to Mizuho Financial Group's preferred shares (public funds) and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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Exhibit A-3

July 3, 2006

Mizuho Financial Group, Inc.

Announcement Regarding Determination of Details of Repurchase of Own Shares (Common Shares)

(Repurchase of Own Shares from a subsidiary pursuant to Article 163 and Article 156 of the Company Law)

We, Mizuho Financial Group, Inc., hereby announce that the details of the repurchase and cancellation of treasury stock announced on June 30, 2006 were determined today as described below.

Details of Repurchase

(1) Type of shares to be repurchased:
Shares of common stock of Mizuho Financial Group, Inc.

(2) Aggregate amount of repurchase: 129,954,800,000 yen

(3) Aggregate number of shares to be repurchased: 131,800 shares

(4) Repurchase price: 986,000 yen per share

(5) Date of repurchase and cancellation: July 7, 2006

(Remarks)

1. Announcement on June 30, 2006 (Extract)

(1) Type of shares to be repurchased:
Shares of common stock of Mizuho Financial Group, Inc.

(2) Aggregate amount of repurchase: Maximum 130 billion yen

(3) Aggregate number of shares to be repurchased: Approximately 136,500 shares
(The repurchase price per share will be the closing price of the shares on the Tokyo Stock Exchange on July 3, 2006, and the actual number of shares to be repurchased will be determined so that the aggregate amount of the repurchase will be the closest to 130 billion yen.)

(4) Form of consideration: Cash

(5) Date of repurchase and cancellation (scheduled): July 7, 2006

(6) Method of repurchase: Direct purchase

2. Number of treasury stock after the repurchase held by the subsidiary, Mizuho Financial Strategy Co., Ltd

261,040.83 shares

We intend to repurchase and cancel the remaining treasury stock after the fiscal year ending March 31, 2007, taking into consideration the financial condition of our Group.

Exhibit A-4

MIZUHO Mizuho Financial Group
Channel to Discovery

June 30, 2006
Mizuho Financial Group, Inc.

Announcement Regarding Repurchase and Cancellation of Own Shares (Common Shares) (Repurchase of Own Shares from a subsidiary pursuant to Article 163 and Article 156 of the Company Law)

We, Mizuho Financial Group, Inc., hereby notify that the Board of Directors today has resolved to repurchase and cancel a portion of treasury stock currently held by our subsidiary, as described in detail below.

1. Name of Subsidiary
Mizuho Financial Strategy Co., Ltd

2. Reason for Repurchase
Repurchase will be made for the purpose of retiring a portion of our treasury stock (392,840.83 shares at present), which the subsidiary acquired in the course of the Business Reorganization in March 2003.

With respect to the remaining treasury stock after this repurchase as specified in 3. below, we intend to repurchase and cancel them after the fiscal year ending March 31, 2007, taking into consideration the financial condition of our Group.

3. Details of Repurchase
(1) Type of shares to be repurchased:
Shares of common stock of Mizuho Financial Group, Inc.
(2) Aggregate amount of repurchase:
Maximum 130 billion yen
(3) Aggregate number of shares to be repurchased:
Approximately 136,500 shares
(The repurchase price per share will be the closing price of the shares on the Tokyo Stock Exchange on July 3, 2006, and the actual number of shares to be repurchased will be determined so that the aggregate amount of the repurchase will be the closest to 130 billion yen.)
(4) Form of consideration:
Cash
(5) Date of repurchase and cancellation (scheduled):
July 7, 2006
(6) Method of repurchase:
Direct purchase

This document is prepared in order to announce specific facts relating to repurchase and cancellation of common shares and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

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Exhibit A-5

June 28, 2006

Mizuho Financial Group, Inc.

Announcement Regarding Repurchase and Cancellation of Preferred Shares (Public Funds)

We, Mizuho Financial Group, Inc., hereby announce the resolution by our Board of Directors, and our receipt of approval from the relevant authorities, with respect to the repurchase and cancellation of a total of approximately 603.5 billion yen (600.0 billion yen on an issued-price basis) of Fourth Series Class IV Preferred Shares and Sixth Series Class VI Preferred Shares held by the Resolution and Collection Corporation ("RCC"), as described in detail below.

The repurchase will be executed within the stock repurchase authorization approved at the general meeting of our shareholders on June 27, 2006. We consulted with the relevant authorities and obtained approval pursuant to "The Temporary Measures to the Sale of Preferred Shares Issued to Strengthen the Capital Base" released by the Deposit Insurance Corporation of Japan.

As a result of this repurchase, together with the repurchases of preferred shares (public funds) of 482.6 billion yen during the fiscal year ended March 31, 2005 and 866.4 billion yen during the fiscal year ended March 31, 2006, the aggregate repurchase amount of preferred shares (public funds) will be 1,949.0 billion yen (on an issued-price basis). The above repurchase will complete the repayment of all public funds, the original amount of which was 2,949.0 billion yen, including the subordinated bonds (public funds) which we redeemed in full during the fiscal year ended March 31, 2005.

Since the strengthening of our capital base through receiving public funds in March of both 1998 and 1999, we have been striving to carry out our Revitalization Plan under the Law Concerning Emergency Measures for Early Revitalization of Financial Functions, to complete the full repayment of public funds. In this regard, we sincerely appreciate your understanding and continued support.

Details of repurchase and cancellation

1. Fourth Series Class IV Preferred Shares

(1) Number of shares to be repurchased	:	150,000 shares (100% of issued shares)
(2) Repurchase price	:	2,012,389 yen per share
(3) Total amount of repurchase	:	301,858,350,000 yen
(4) Repurchase from	:	RCC
(5) Repurchase date (scheduled)	:	July 4, 2006

2. Sixth Series Class VI Preferred Shares

(1) Number of shares to be repurchased	:	150,000 shares (100% of issued shares)
(2) Repurchase price	:	2,010,930 yen per share
(3) Total amount of repurchase	:	301,639,500,000 yen
(4) Repurchase from	:	RCC
(5) Repurchase date (scheduled)	:	July 4, 2006

Reference

Details of preferred shares to be repurchased:

1. Fourth Series Class IV Preferred Shares

(1) Original date of issuance	:	March 31, 1999
(2) Number of shares issued	:	150,000 shares
(3) Price of shares issued	:	2 million yen per share
(4) Total amount issued	:	300 billion yen

2. Sixth Series Class VI Preferred Shares

(1) Original date of issuance	:	March 31, 1999
(2) Number of shares issued	:	150,000 shares
(3) Price of shares issued	:	2 million yen per share
(4) Total amount issued	:	300 billion yen

Exhibit A-6

[Translation]

June 27, 2006

To: Shareholders

Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF THE FOURTH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the reports were given and the resolutions were adopted at the fourth Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the "Company") held on the date hereof as set forth below.

Description

Report Item 1: The report on the Business Report for the fourth fiscal year (from April 1, 2005 to March 31, 2006), on the Consolidated Balance Sheet and the Consolidated Income Statement, and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The details of the above were reported.

Report Item 2: The report on the Non-Consolidated Balance Sheet and the Non-Consolidated Income Statement for the fourth fiscal year (from April 1, 2005 to March 31, 2006)

The details of the above were reported.

Matters to be Resolved:

Proposal 1: The approval of the Proposed Appropriation of Unappropriated Retained Earnings for the fourth fiscal year

This proposal was resolved and approved as originally proposed.
The amount of dividends on common stock as of the end of this fiscal year was determined to be four thousand (4,000) yen per share.
The amount of dividends on each class of preferred stock as of the end of this fiscal year was also determined to be the prescribed dividend amount, respectively.

Proposal 2: The repurchase of the Company's own stock (preferred stock)

This proposal was resolved and approved as originally proposed.
Therefore, the Company has established the limit for the repurchase of its own stock from the "Resolution and Collection Corporation", a shareholder of the Company, during the period within one (1) year from the closing of this ordinary general meeting of shareholders. Classes and numbers of shares of stock to be repurchased and details to be paid for such repurchase are described below.

1. Classes and numbers of shares of stock to be repurchased

Class of stock to be repurchased	Total number of shares of stock to be repurchased
Fourth Series Class IV preferred stock	Maximum 150,000 shares
Sixth Series Class VI preferred stock	Maximum 150,000 shares

2. Details of cash, etc. and total amount to be paid for the repurchase

The Company is to pay cash up to the total amount to be paid for the repurchase as described below for each class of preferred stock.

Class of stock to be repurchased	Total amount to be paid for the repurchase
Fourth Series Class IV preferred stock	Maximum 307,140 million yen
Sixth Series Class VI preferred stock	Maximum 306,300 million yen

Proposal 3: The partial amendment to the Articles of Incorporation

This proposal was resolved and approved as originally proposed.
The details of the amendment to the Articles of Incorporation are set forth below.

Proposal 4: The appointment of two (2) Directors

Messrs. Satoru Nishibori and Tetsuji Kosaki, two (2) Directors in total, have been reappointed to reassume their offices.

Proposal 5: The appointment of one (1) Corporate Auditor

Mr. Masahiro Seki has been newly appointed to assume the office of Corporate Auditor.
Mr. Masahiro Seki is the Outside Corporate Auditor provided for in Article 2, Paragraph 16 and Article 335, Paragraph 3 of the Company Law.

Proposal 6: The grant of the retirement allowances to the retiring Corporate Auditor

It has been resolved and approved to present the retirement allowances to Mr. Toshiaki Hasegawa, the

retiring Corporate Auditor to reward his services during his term of office, in the amount not exceeding the amount deemed applicable to be determined in accordance with the Company's established rules. In addition, it has been resolved and approved to give discretion to the Corporate Auditors after consultation among them to determine the actual amount, timing of presentation, method and related details of the payment to the retiring Corporate Auditor.

-End-

The Details of the Amendment to the Articles of Incorporation

(Changes are indicated by underlines.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
(Newly established.)	**Article 4.** *(Organizations)* The Company shall establish the following organizations, in addition to the general meeting of shareholders and Directors. (1) Board of Directors; (2) Corporate Auditors; (3) Board of Corporate Auditors; and (4) Accounting Auditors.
Article 4. *(Method of Public Notices)* Public notices by the Company shall be given in the *Nihon Keizai Shimbun.*	**Article 5.** *(Method of Public Notices)* Public notices by the Company shall be given in the *Nihon Keizai Shimbun.*
Article 5. *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 30,321,500 shares, the details of which shall be as set forth below; provided, however, that in the case where a cancellation of shares or conversion of preferred stock into common stock is made, the number of shares authorized to be issued shall be reduced by the number of shares so canceled or converted: Common stock: 25,000,000 shares Class II preferred stock: 100,000 shares Class III preferred stock: 100,000 shares Class IV preferred stock: 150,000 shares Class VI preferred stock: 150,000 shares Class VII preferred stock: 125,000 shares Class VIII preferred stock: 125,000 shares Class IX preferred stock: 33,000 shares Class X preferred stock: 140,000 shares Class XI preferred stock: 1,398,500 shares Class XII preferred stock: 1,500,000 shares Class XIII preferred stock: 1,500,000 shares	**Article 6.** *(Total Number of Authorized Shares)* The total number of shares which the Company is authorized to issue shall be 29,698,500 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled: Common stock: 25,000,000 shares Class IV preferred stock: 150,000 shares Class VI preferred stock: 150,000 shares Class XI preferred stock: 1,398,500 shares Class XII preferred stock: 1,500,000 shares Class XIII preferred stock: 1,500,000 shares

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
(Newly established.)	**Article 7.** *(Issuance of Share Certificates)* The Company shall issue share certificates representing its issued stock.
Article 6. *(Purchase or Cancellation of Stock)* The Company may purchase or cancel its common stock and/or one or more classes of preferred stock.	(Deleted.)
(Newly established.)	**Article 8.** *(Acquisition of Own Shares)* The Company may, by a resolution of the Board of Directors, acquire its own stock through market transactions or other methods pursuant to the provisions of Article 165, Paragraph 2 of the Company Law of Japan (the "Law").
Article 6-2. *(Additional Purchase of Fractional Shares)* As provided for in the Share Handling Regulations, any holder of fractional share shall be entitled to demand that the Company sell to the holder of fractional share the fraction of a share that would, together with the fractional share owned by such holder of fractional share, constitute one share.	**Article 9.** *(Additional Purchase of Fractional Shares)* (No change.)
Article 7. *(Record Date)* 1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant fiscal term. 2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	**Article 10.** *(Record Date)* 1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year. 2. (No change.)
Article 8. *(Transfer Agent)* 1. The Company shall appoint a transfer agent with respect to shares and fractional shares. 2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and a public notice shall be given	**Article 11.** *(Shareholder Register Manager etc)* 1. The Company shall appoint a shareholder register manager. 2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
with respect thereto. 3. The register of shareholders, the register of fractional share and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the registration of transfer of share, entry, whether written or electronic, in the register of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares shall be handled by the transfer agent and shall not be handled by the Company. (Newly established.)	public notice shall be given with respect thereto. 3. The preparation and keeping of, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company. 4. The Company shall appoint a transfer agent with respect to fractional shares, to which the preceding two (2) paragraphs shall apply *mutatis mutandis.*
Article 9. *(Share Handling Regulations)* Denominations of share certificates of the Company and, registration of transfer of shares, entry, whether written or electronic, in the register of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	**Article 12.** *(Share Handling Regulations)* Denominations of share certificates of the Company and, entry, whether written or electronic, in the register of shareholder and the register of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.
Article 10. *(Preferred Stock Dividends)* 1. The Company shall pay dividends on preferred stock (hereinafter referred to as the "Preferred Stock Dividends") in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the "Shareholders of Preferred Stock") or registered pledgees in respect of preferred stock (hereinafter referred to as the "Registered Preferred Pledgees") in priority to holders of common stock (hereinafter referred to as the "Shareholders of Common Stock"), registered pledgees in respect of common stock (hereinafter referred to as the "Registered Common Pledgees") or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided	**Article 13.** *(Preferred Stock Dividends)* 1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the "Preferred Stock Dividends") in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the "Shareholders of Preferred Stock") or registered stock pledgees in respect of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees") in priority to holders of common stock (hereinafter referred to as the "Shareholders of Common Stock"), registered stock pledgees in respect of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") or holders of fractional shares in respect of common stock;

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for in Article 11 have been paid in the relevant business year, the amount so paid shall be reduced accordingly: Class II preferred stock: 8,200 yen per share Class III preferred stock: 14,000 yen per share Class IV preferred stock: 47,600 yen per share Class VI preferred stock: 42,000 yen per share Class VII preferred stock: 11,000 yen per share Class VIII preferred stock: 8,000 yen per share Class IX preferred stock: 17,500 yen per share Class X preferred stock: 5,380 yen per share Class XI preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XIII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share 2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Pledgees, the unpaid amount shall not be accumulated for the subsequent business years. 3. The Company shall not pay to any Shareholder of Preferred Stock or Registered Preferred Pledgee as dividends, any amount in excess of the amount of the relevant Preferred Stock Dividends.	provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly: Class IV preferred stock: 47,600 yen per share Class VI preferred stock: 42,000 yen per share Class XI preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XIII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share 2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years. 3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.
Article 11. *(Preferred Stock Interim Dividends)* In respect of Interim Dividends, the Company shall pay monies in one half of the amount of the Preferred Stock Dividends provided for in	**Article 14.** *(Preferred Stock Interim Dividends)* In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
the main clause of Paragraph 1 of the preceding article (referred to as the "Preferred Stock Interim Dividends" in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Pledgees in priority to the Shareholders of Common Stock, Registered Common Pledgees or holders of fractional share in respect of common stock.	the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the "Preferred Stock Interim Dividends" in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock.
Article 12. *(Distribution of Residual Assets)* 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Pledgees in priority to the Shareholders of Common Stock, Registered Common Pledgees or holders of fractional share in respect of common stock in such amount as provided for below: Classes II through IV preferred stock and Classes VI through VIII preferred stock: 2,000,000 yen per share Classes IX and X preferred stock: 1,250,000 yen per share Classes XI through XIII preferred stock: 1,000,000 yen per share 2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Pledgee.	**Article 15.** *(Distribution of Residual Assets)* 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below: Classes IV and VI preferred stock: 2,000,000 yen per share Classes XI through XIII preferred stock: 1,000,000 yen per share 2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.
Article 13. *(Voting Rights)* The Shareholders of Preferred Stock shall not have voting rights at a general meeting of shareholders; provided, however, that the Shareholders of Preferred Stock may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is rejected at such general meeting of shareholders, until, in either case, such time as the resolution of a general meeting of shareholders is passed to grant the Preferred Stock Dividends.	**Article 16.** *(Voting Rights)* (No change.)
Article 14. *(Consolidation or Split of Preferred Stock and*	**Article 17.** *(Consolidation or Split of Preferred Stock, Free*

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Subscription Rights, etc.) 1. The Company shall not consolidate or split any preferred stock. 2. The Company shall not grant the Shareholders of Preferred Stock any pre-emptive rights to subscribe for new stock, any pre-emptive rights to subscribe for stock acquisition rights, any pre-emptive rights to subscribe for bonds with stock acquisition rights or any pre-emptive rights to subscribe for stock acquisition rights and bonds, either of which are capable of being transferred separately from the others.	*Allotment of Stock and Rights to Receive Allotment of Offered Stock, etc.)* 1. The Company shall not consolidate or split any preferred stock, and shall not make any free allotment of any stock for the Shareholders of Preferred Stock. 2. The Company shall not grant the Shareholders of Preferred Stock any rights to receive allotment of offered stock, offered stock acquisition rights, bonds with stock acquisition rights, or offered stock acquisition rights and bonds, either of which are capable of being transferred separately from the others and shall not make any free allotment of any stock acquisition rights for the Shareholder of Preferred Stock.
Article 15. *(Purchase or Cancellation of Preferred Stock)* 1. The Company may, at any time, purchase preferred stock and either retain or cancel them at the purchase prices thereof by appropriation of earnings distributable to shareholders. 2. The purchase or cancellation of preferred stock pursuant to the preceding paragraph may be made in respect of any one or more classes of preferred stock. 3. In respect of Class IV and Classes VI through VIII preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the Commercial Code. 4. In respect of Classes XII and XIII preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. 5. In the case of a partial redemption pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or other	**Article 18.** *(Acquisition of Preferred Stock)* (Deleted.) (Deleted.) 1. In respect of Class IV and VI preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the former Commercial Code. 2. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. 3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
methods.	rata allocation.
Article 16. *(Conversion into Common Stock)* 1. Any holder of Classes II and III, and Classes VII through X preferred stock may request conversion of the relevant preferred stock into common stock during the period available for request of conversion as provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to Article 353 of the Commercial Code. The terms of conversion, including the number of common stock to be issued upon conversion of one share of the relevant preferred stock (hereinafter referred to as the "Conversion Ratio"), shall be determined by a resolution of the relevant general meeting of shareholders. 2. Any holder of Classes XI and XII preferred stock may request conversion of the relevant preferred stock into common stock during the period available for request of conversion as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. The terms of conversion, including the Conversion Ratio, shall be determined by a resolution of the relevant Board of Directors.	**Article 19.** *(Request for Acquisition of Preferred Stock)* (Deleted.) Any holder of Classes XI and XII preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock into common stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the "Period for Acquisition Request"). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company's acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.
Article 17. *(Mandatory Conversion)* 1. Any of Classes II and III, and Classes VII through XII preferred stock, in respect of which a request for conversion has not been made during the period available for request of conversion, shall mandatorily be converted on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Conversion Date") into such number of common stock as shall be obtained by dividing the amount equivalent to the relevant subscription money (provided, however, that	**Article 20.** *(Mandatory Acquisition of Preferred Stock)* 1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Acquisition Date") and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of the common stock to be delivered in exchange for the acquisition of one (1) share of

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
with regard to the Classes II and III, and Classes VII through X preferred stock, the relevant amount shall be defined as provided for below) by the current market price of the common stock; provided, however, that such current market price of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen. Classes II, III, VII and VIII preferred stock: 2,000,000 yen per share Classes IX and X preferred stock: 1,250,000 yen per share	the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1) share of the relevant preferred stock by the current market price of the common stock of the Company; provided, however, that such current market price of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen.
2. The number of common stock referred to in the preceding paragraph shall not exceed the maximum numbers as follows: Classes II and III preferred stock: 3,137 shares; provided, however, that in the case where a consolidation or stock split is made in respect of common stock, the number of shares of common stock in respect of Classes II and III preferred stock shall not exceed the number of shares obtained by multiplying the maximum number thereof before such consolidation or stock split by the number of shares to be obtained after such consolidation or stock split per share of common stock; Classes VII and VIII preferred stock: the number of shares obtained by dividing 2,000,000 yen by 60% of the amount obtained by dividing 2,000,000 yen by the initial Conversion Ratio (calculated to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen); Classes IX and X preferred stock: the number of shares obtained by dividing 1,250,000 yen by 331,000 yen; and Classes XI and XII preferred stock:	2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
the number of shares obtained by dividing the amount equivalent to the relevant subscription money per one (1) share of preferred stock by the minimum conversion price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock. 3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, in the case where any number less than one hundredth (1/100) of a share is produced, the case of consolidation of stock provided for in the Commercial Code shall apply *mutatis mutandis*.	 3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.
Article 18. *(Order of Priority)* All classes of preferred stock authorized to be issued by the Company shall rank *pari passu* with each other in respect of the payment of the Preferred Stock Dividends and the Preferred Stock Interim Dividends, and the distribution of residual assets.	**Article 21.** *(Order of Priority)* (No change.)
Article 19. *(Convocation of General Meetings of Shareholders)* An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.	**Article 22.** *(Convocation of General Meetings of Shareholders)* An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general meeting of shareholders shall be convened whenever necessary.
(Newly established.)	**Article 23.** *(Place where General Meetings of Shareholders shall be Convened)* General meetings of shareholders shall be convened within the wards of Tokyo.
Article 20. *(Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)* 1. The President shall convene *and* preside over the general meeting of shareholders. 2. In the case where the President is unable so to act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person's place.	**Article 24.** *(Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)* 1. (No change.) 2. (No change.)
(Newly established.)	**Article 25.** *(Disclosure of Reference Materials, etc. for General Meetings of Shareholders via Internet)*

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
	The Company may, at the time of convocation of a general meeting of shareholders, deem to have provided shareholders with information with respect to matters which shall be stated or indicated in the reference materials for a general meeting of shareholders, business reports, non-consolidated financial documents and consolidated financial documents by disclosing those by way of using the Internet as provided for in the ordinances of the Ministry of Justice.
Article 21. *(Method of Adopting Resolutions)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the meeting. 2. Resolutions of a meeting of shareholders governed by Article 343 of the Commercial Code shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders.	**Article 26.** *(Method of Adopting Resolutions)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the meeting who are entitled to exercise their voting rights. 2. Resolutions of a meeting of shareholders governed by Article 309, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.
Article 22. *(Voting by Proxy)* 1. Shareholders may exercise their voting rights at the relevant general meeting of shareholders by a proxy who shall also be a shareholder of the Company holding voting rights at such meeting. 2. The shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each general meeting of shareholders.	**Article 27.** *(Voting by Proxy)* 1. Shareholders may exercise their voting rights at the relevant general meeting of shareholders by a proxy who shall also be a shareholder of the Company holding voting rights at such meeting. 2. (No change.)
Article 23. *(Minutes of General Meetings)* The substance of proceedings and the results of the general meetings of shareholders shall be recorded in the minutes, to which the chairman of the meeting and the Director(s) present thereat shall affix their names and seals.	**Article 28.** *(Minutes of General Meetings)* The minutes of general meetings of shareholders shall be prepared in writing or by electromagnetic file as provided for in laws and regulations.
Article 24. *(General Meetings of Holders of Classes of Stock)*	**Article 29.** *(General Meetings of Holders of Classes of Stock)*

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
(Newly established.)	1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of holders of classes of stock shall be adopted by an affirmative vote of a majority of the voting rights held by the holders present at the meeting who are entitled to exercise their voting rights.
(Newly established.)	2. Resolutions provided for in Article 324, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the holders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the holders entitled to exercise their voting rights.
The provisions of Articles 20 and 22 and the preceding Article shall apply *mutatis mutandis* to the general meetings of holders of classes of stock.	3. The provisions of Articles 23 through 25 and 27 and the preceding Article shall apply *mutatis mutandis* to the general meetings of holders of classes of stock.
Article 25. *(Number)* The Company shall have not more than fifteen (15) Directors.	**Article 30.** *(Number)* (No change.)
Article 26. *(Method of Appointment)* 1. The Director(s) shall be appointed at a general meeting of shareholders. 2. A resolution for the appointment of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders. 3. Cumulative voting shall not be used for the appointment of Director(s).	**Article 31.** *(Method of Appointment)* 1. (No change.) 2. A resolution for the appointment of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights. 3. (No change.)
(Newly established.)	**Article 32.** *(Method of Dismissal)* A resolution for the dismissal of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant general meeting of shareholders who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
Article 27. *(Term of Office)* The terms of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within two (2) years after their assumption of office.	**Article 33.** *(Term of Office)* The terms of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their appointment.
Article 28. *(Representative Director(s) and Director(s) with Titles)* 1. The Representative Director(s) shall be elected by a resolution of the Board of Directors. 2. The President shall be appointed by a resolution of the Board of Directors. 3. The Board of Directors may, by its resolutions, appoint Chairman, Deputy Chairman, Deputy President(s), Senior Managing Director(s) and Managing Director(s).	**Article 34.** *(Representative Director(s) and Director(s) with Titles)* 1. The Representative Director(s) shall be designated by a resolution of the Board of Directors. 2. (No change.) 3. (No change.)
Article 29. *(Duties of the President)* The President shall oversee the operations of the Company.	**Article 35.** *(Duties of the President)* (No change.)
Article 30. *(Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)* 1. Unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors. 2. In the case where the President is unable so to act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person's place.	**Article 36.** *(Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)* 1. Unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors. 2. (No change.)
Article 31. *(Notice to Convene Meetings of the Board of Directors)* 1. Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened.	**Article 37.** *(Notice to Convene Meetings of the Board of Directors)* 1. (No change,)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.	2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.
Article 32. *(Method of Adopting Resolutions of the Board of Directors)* Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors.	**Article 38.** *(Method of Adopting Resolutions of the Board of Directors)* Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors entitled to take part in the vote.
Article 33. *(Minutes of Meetings of the Board of Directors)* The substance of proceedings and the results of the meetings of the Board of Directors shall be recorded in the minutes, to which the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon.	**Article 39.** *(Minutes of Meetings of the Board of Directors)* The minutes of the meetings of the Board of Directors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon, or electronic signatures thereto.
Article 34. *(Regulations of the Board of Directors)* Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	**Article 40.** *(Regulations of the Board of Directors)* (No change.)
(Newly established.)	**Article 41.** *(Liability Limitation Agreements with Outside Director(s))* Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Director which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his/her duty.
Article 35. *(Number)* The Company shall have not more than six (6) Corporate Auditors.	**Article 42.** *(Number)* (No change.)
Article 36. *(Method of Appointment)* 1. The Corporate Auditors shall be appointed at	**Article 43.** *(Method of Appointment)* 1. (No change.)

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
a general meeting of shareholders. 2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders.	 2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.
Article 37. *(Term of Office)* The terms of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within four (4) years after their assumption of office.	**Article 44.** *(Term of Office)* The terms of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their appointments.
Article 38. *(Full-Time Corporate Auditor(s))* The Corporate Auditors shall appoint by election full-time Corporate Auditor(s) from among them.	**Article 45.** *(Full-Time Corporate Auditor(s))* The Board of Corporate Auditors shall, by its resolution, designate full-time Corporate Auditor(s).
Article 39. *(Notice to Convene Meetings of the Board of Corporate Auditors)* 1. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened. 2. A meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.	**Article 46.** *(Notice to Convene Meetings of the Board of Corporate Auditors)* 1. (No change.) 2. A meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.
Article 40. *(Method of Adopting Resolutions of the Board of Corporate Auditors)* Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.	**Article 47.** *(Method of Adopting Resolutions of the Board of Corporate Auditors)* Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.
Article 41. *(Minutes of Meetings of the Board of Corporate Auditors)* The substance of proceedings and the results of the meetings of the Board of Corporate Auditors shall be recorded in the minutes, to which the Corporate Auditors present thereat shall affix	**Article 48.** *(Minutes of Meetings of the Board of Corporate Auditors)* The minutes of the meetings of the Board of Corporate Auditors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Directors and

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their names and seals.	Corporate Auditors present thereat shall affix their names and seals thereon or electronic signatures thereto.
Article 42. *(Regulations of the Board of Corporate Auditors)* Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors, in addition to laws and regulations and these Articles of Incorporation.	**Article 49.** *(Regulations of the Board of Corporate Auditors)* (No change.)
(Newly established.)	**Article 50.** *(Liability Limitation Agreements with Outside Corporate Auditor(s))* Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Corporate Auditor which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his/her duty.
Article 43. *(Business Year)* The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.	**Article 51.** *(Business Year)* The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.
Article 44. *(Disposition of Earnings)* Unless otherwise provided for by laws or regulations, earnings of the Company shall be disposed of pursuant to a resolution of a general meeting of shareholders.	(Deleted.)
Article 45. *(Dividends)* Dividends on stock shall be paid to the shareholders or registered pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of March 31 of each year.	**Article 52.** *(Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)* Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional share appearing in writing or electronically in

Articles of Incorporation before the Amendment	Articles of Incorporation after the Amendment
	the register of fractional share as of the end of March 31 of each year.
Article 46. *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.	**Article 53.** *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.
Article 47. *(Conversion of Preferred Stock and Payment of Dividends)* Initial dividends and Interim Dividends on the common stock issued upon conversion of Classes II and III, and Classes VII through XII preferred stock issued by the Company and any fractional shares accrued upon such conversion shall be paid on the basis that the conversion took effect as of April 1, if a request for conversion or mandatory conversion is made during the period of April 1 through September 30, or as of October 1, if made during the period of October 1 through March 31 of the following year.	(Deleted.)
Article 48. *(Prescription for Payment of Dividends)* The Company shall be released from the obligation to pay such dividends or Interim Dividends as have not been received after the lapse of five (5) years from the date of commencement of payment thereof.	**Article 54.** *(Prescription for Payment of Dividends)* In the case where the dividends from its surplus are distributed by cash, the Company shall be released from the obligation to pay such dividends from the surplus which have not been received after the lapse of five (5) years from the date of commencement of payment thereof.

-End-

Re: Payment of Dividends

With respect to the dividends for the forth fiscal year, if you designated an account to transfer the dividends to, please confirm the receipt as the Company has completed the arrangements for the payment of dividends to your designated deposit account. If you did not designate your dividend transfer account, please find the enclosed "Notice of Postal Transfer Payment".

Exhibit A-7

[Translation]

June 23, 2006

To Shareholders:

Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo

Corrections in "Materials attached to the Convocation Notice of the Fourth Ordinary General Meeting of Shareholders"

Mizuho Financial Group, Inc. ("MHFG") hereby announces and apologizes for corrections in its *"Business Report"*, *"Consolidated Balance Sheet"* and *"Reference"*, which are attached to the "Convocation Notice of The Fourth Ordinary General Meeting of Shareholders", as shown below.

Page Number		Before Corrections	After Corrections
P.13	Business Report		
	MHFG's consolidated capital adequacy ratio (BIS Capital Ratio)	11.63%	11.62%
P.44	Consolidated Balance Sheet		
	Note 36. The unutilized balance of the overdraft protection on current accounts and contracts for the commitment line for loans	¥49,246,307 million	¥49,246,784 million
	Among shown above, the balance of contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	¥42,401,897 million	¥42,366,799 million
P.85	(Reference)		
	2. Consolidated Capital Adequacy Ratio (BIS Capital Ratio)		
	As of March 31,2006 (Preliminary)		
	Risk-adjusted Assets	¥77,322.5 (billion)	¥77,338.3 (billion)
	Capital Adequacy Ratio (%)	11.63	11.62
	Change		
	Risk-adjusted Assets	¥9,997.5 (billion)	¥10,013.3 (billion)
	Capital Adequacy Ratio (%)	(0.28)	(0.29)
P.88	(Reference)		
	5. Consolidated Capital Adequacy Ratio (Preliminary)		
	Mizuho Trust & Banking *BIS Capital Ratio*		
	Risk-adjusted Assets	¥4,438.3 (billion)	¥4,454.3 (billion)
	Capital Adequacy Ratio (%)	14.47	14.42

Exhibit A-8

MIZUHO Mizuho Financial Group
Channel to Discovery

June 23, 2006
Mizuho Financial Group, Inc.

Corrections in "Financial Statements for Fiscal 2005"

Mizuho Financial Group, Inc. ("MHFG") hereby announces and apologizes for corrections in its "Consolidated Financial Statements for Fiscal 2005", "Summary of Financial Results for Fiscal 2005" and "Selected Financial Information for Fiscal 2005" disclosed on May 22, 2006 as shown in the appendices.

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Mizuho Financial Group Top

Exhibit A-9

RECEIVED
2006 JUL 21 P 2:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Translation]

(Securities Code: 8411)

June 8, 2006

To: Shareholders

Terunobu Maeda
President & CEO
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF THE FOURTH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the fourth Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the "Company") will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below, please refer to the "Guidance Notes on the Exercise of the Voting Rights" (p.3) and exercise your voting rights no later than 5:00 p.m. on Monday, June 26, 2006.

【Exercise of Voting Rights in Writing】

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

【Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)】

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com) and exercising your voting rights using the "Code for the Exercise of Voting Rights" and the "Password" provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 27, 2006
2.	Place:	Hall A, Tokyo International Forum 5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. Purpose:

Report Item 1:	The report on the Business Report for the fourth fiscal year (from April 1, 2005 to March 31, 2006), on the Consolidated Balance Sheet and the Consolidated Income Statement, and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors
Report Item 2:	The report on the Non-Consolidated Balance Sheet and the Non-Consolidated Income Statement for the fourth fiscal year (from April 1, 2005 to March 31, 2006)
Matters to be Resolved:	
Proposal 1:	The approval of the Proposed Appropriation of Unappropriated Retained Earnings for the fourth fiscal year
Proposal 2:	The repurchase of the Company's own stock (preferred stock)
Proposal 3:	The partial amendment to the Articles of Incorporation
Proposal 4:	The appointment of two (2) Directors
Proposal 5:	The appointment of one (1) Corporate Auditor
Proposal 6:	The grant of the retirement allowances to the retiring Corporate Auditor

* * * * * *

§ Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place.

§ Any corrections made to the reference materials for the ordinary general meeting of shareholders and the attached documents shall be notified by being placed on the Company's website (http://www.mizuho-fg.co.jp/stock/meeting.html).

Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

【Exercise of Voting Rights in Writing】

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us by no later than 5:00 p.m. on Monday, June 26, 2006. No indication on the voting form of your approval or disapproval for any proposal shall be treated as an indication of approval.

【Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)】

1. Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

   If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights by no later than 5:00 p.m. June 26, 2006 having agreed to the following items:

   (1) You may exercise your voting rights via the Internet, only by the website for exercising voting rights specified by the Company (see 2.(1) below). Please note that you are not able to access and use the website for exercising voting rights through a cellular telephone.
   (2) When exercising your voting rights via the Internet, the "Code for the Exercise of Voting Rights" and the "Password" described in the voting form enclosed with this convocation notice are required. The "Code for the Exercise of Voting Rights" and the "Password" will be renewed and sent to you for every general meeting of shareholders to be held in the future.
   (3) If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
   (4) If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
   (5) The cost of Internet access (access fee to providers, telecommunications fee, etc.) will be borne by the shareholders.

2. Specific Process to Exercise Your Voting Rights via the Internet

   (1) Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com). Please note that you are not able to access the above URL from 3:00 a.m. to 5:00 a.m. during the exercise period.
   (2) Enter the "Code for the Exercise of Voting Rights" and the "Password" and then exercise your voting rights following the directions on the screen.

3. For Inquiries with respect to the Exercise of Voting Rights via the Internet

   Please contact:
   Internet Help Dial
   Stock Transfer Agency Department
   Mizuho Trust & Banking Co., Ltd.
   Telephone: 0120-768-524 (toll-free number)
   Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

【To Institutional Investors】

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. which was established by the Tokyo Stock Exchange, Inc., etc. is available for custodian banks and any other nominal shareholders (including permanent proxies) who have applied to use such platform in advance.

[Translation]

(Materials attached to the Convocation Notice of the Fourth Ordinary General Meeting of Shareholders)

Business Report for the Fourth Fiscal Year

(from April 1, 2005 to March 31, 2006)

1. Overview of Operations

(1) Developments and Results of the Mizuho Financial Group's Operations, etc.

Financial and Economic Environment

Looking back over the economic conditions in the fiscal year ended March 31, 2006, the overall trend for the global economy was improving as a whole, mainly due to the strength of the U.S. and China economies. The Japanese economy showed steady growth due to the recovery in capital expenditure and personal consumption against a backdrop of a steady improvement in corporate performance. Consumer prices shifted moderately upwards with a rise in domestic corporate goods prices due to a stronger global commodity market for products. In this backdrop, the Bank of Japan lifted its quantitative easing policy in March 2006.

As for the Japanese financial markets, stock-prices continued to rise in view of the improvement in corporate performance. There was an upward turn in long-term interest rates in response to expectations of a move away from deflation and a lifting of the quantitative easing policy.

In the financial sector, most of the financial issues to be dealt with, such as the disposal of non-performing loans (NPLs) and so on, had been cleared up by the end of the fiscal year. There was an acceleration of activity in the areas of strategic business alliances. Financial regulatory easing continued with the revision of the bank agency system, etc. In the prevailing economic environment, a financial institution's ability to secure a competitive edge over its rivals and to consolidate profitability even further are likely to become ever more important.

***Main Business of* the Mizuho Financial Group**

The Mizuho Financial Group ("MHFG") is composed of Mizuho Financial Group, Inc. (the "Company"), 130 consolidated subsidiaries, and 19 affiliates under the equity method. MHFG engages in banking, securities, trust, asset management and other financial businesses.

Developments and Results of MHFG's Operations

In April 2005, we launched our new business strategy called the "Channel to Discovery" Plan. The group has steadily developed the "Business Portfolio Strategy" and "Corporate Management Strategy" under this plan in order that it can be recognized as a global financial group. As a result, MHFG continued to realize an improvement in profitability again this fiscal year, recording consolidated Net Income of ¥ 649.9 billion.

Business Portfolio Strategy

To further gain customers' support, which is the key concept of the "Channel to Discovery" Plan, we realigned our business into three "Global Groups" according to our customers' needs. These groups are the Global Corporate Group, the Global Retail Group and the Global Asset & Wealth Management Group. We have worked to further strengthen profitability by maximizing the advantages of each group (please refer to "Figure 1").

(Figure 1) Management Structure of Mizuho Financial Group, Inc. (as of March 31, 2006).

Management Structure of Mizuho Financial Group, Inc.



Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Asset Management Companies (DKA, FMCO, DAM)
Shinko Securities Co., Ltd.
UC Card Co., Ltd.
Mizuho Capital Co., Ltd.

(as of March 31, 2006)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as SMEs and middle market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates

Mizuho Financial Strategy Co., Ltd.: An advisory company for financial institutions regarding corporate management and corporate revitalization.
Mizuho Research Institute Ltd.: A think tank.
Mizuho Information & Research, Inc.: An IT-related company.

Global Corporate Group

Backed by its advanced financial technologies, Mizuho Corporate Bank, Ltd. ("MHCB"), the core company in the Global Corporate Group, engages in a "deal after deal" marketing approach that involves offering customers strategic advice and varied solutions on a continuing and multifaceted basis. In the syndicated loan market, in which MHFG has an approximately 40% market share based on completed contracts, MHCB maintains an overwhelming position by engaging in loans to the public sector and new areas related to corporate mergers and other transactions, as well as leading the growth in loan trading markets. Overseas, MHCB strengthened its network further by opening new offices and collaborating with other financial institutions, as well as improving financial products offered in the Asian market, maintaining systems to offer advice to corporations entering the Chinese market and carrying on other business. In order to respond to customers' diversified needs, both domestic and overseas, in an integrated manner, MHCB implemented organizational changes in March 2006, to engage in full-scale global business development in all areas of business, including business promotion, investment banking, settlements and market-related businesses.

In addition to providing advanced services based on the three pillars of its operations, that is, fixed income, equities, and investment banking, progress in the principal finance (*1) business and other such efforts to diversify its earnings structure have allowed Mizuho Securities Co., Ltd. ("MHSC") to achieve record-high Ordinary Profits of ¥62.7 billion for FY 2005. While developing a global management system by opening overseas offices in China and through other means, MHSC worked to strengthen its domestic sales network through collaborations with regional banks and other institutions in the area of securities brokerage.

With respect to the erroneous stock order placed by MHSC in December 2005, MHSC reiterates its deepest apology to all related parties for any inconvenience this incident had caused. In its efforts to restore market credibility, MHSC is working to prevent any recurrence of such an incident by making systems improvements and conducting a thorough review of its operating procedures, as well as substantially strengthening its management controls.

---

*1 Principal Finance
Principal finance is investment activity conducted by an entity using its own funds, seeking the realization of profits through medium- and long-term strategic investments, primarily through unlisted shares.

Global Retail Group

In the consulting business, as one of the measures to improve the profitability of individual customer transactions, Mizuho Bank, Ltd. ("MHBK"), the core company in the Global Retail Group, trains financial consultants who offer proposals utilizing an abundant line-up of products and has established "Premium Salons" at 150 branches where customers can receive private consultations. Further, in addition to developing trust agency functions, MHBK increased the number of "Planet Booths", security consulting booths of Mizuho Investors Securities Co., Ltd. in the lobbies of MHBK's branches to 73 and developed a one-stop service structure that can respond to customers' needs with respect to banking, trusts and securities. In the area of personal loans, MHBK has implemented measures to respond to customers' needs by holding weekend consultation meetings on housing loans, carrying out preferential interest rate campaigns and other activities. MHBK has also started handling credit card loans developed in collaboration with Orient Corporation. The Mizuho Mileage Club provides a fee structure for after-hours ATM usage at no charge and other advantages commensurate with a member's transaction status, and it offers bonus points to members based on their use of credit cards at participating merchants. As a result of efforts to improve merchantability, such as by adding card brands, etc., approximately 1.5 million customers have signed up as Mizuho Mileage Club members. As further measures to strengthen security, MHBK has increased the use of IC cards, lowered the limit on ATM withdrawals, introduced a service for setting a voluntary withdrawal limit and set up a specialized team to cope with financial crimes.

For corporate customers, MHBK has supplied significant funds to accommodate the needs of sound borrowers by deploying staff with expertise in the lending business to exclusively deal with new transactions and expanding the "Mizuho Business Financial Center" which primarily engages in loans for small-scale enterprises. In collaboration with other group companies, MHBK has worked aggressively to offer overall solutions through business-to-business matching services among its customers, advisory services on overseas expansion, and M&As, as well as further expanding its lending share.

In April 2005, MHBK entered into separate business collaborations with two eminent U.S. super-regional banks, Wachovia Bank, N.A. ("Wachovia") and Wells Fargo Bank, N.A. ("Wells Fargo"), aiming to reinforce the channel network and products/services internationalized to the highest standard for its retail banking businesses. MHBK collaborates with Wachovia and Wells Fargo in the following five areas: referral of customers, cash management products, trade finance, distribution of investment trust in

Japan, and website collaboration (only with Wachovia).

In pursuit of further synergies in the retail banking business, the group's two strategic retail subsidiaries, UC Card Co., Ltd. and Mizuho Capital Co., Ltd., were made subsidiaries of MHBK in October 2005.

Global Asset & Wealth Management Group

Mizuho Trust & Banking Co., Ltd. ("MHTB"), the core company in the Global Asset & Wealth Management Group, focused on further strengthening its asset management businesses, such as pensions and asset management, real estate, asset securitization and stock transfer agencies. As a result, gross operating profits of the sector increased ¥15.4 billion compared to FY 2005. MHTB maintains top-level services for real estate and asset securitization businesses by providing highly specialized products and cooperating with other group companies.

In April 2005, MHTB entered into a business collaboration with The Bank of New York, a global leader in trust banking, to cover the following three areas: establishment of a strategic collaboration scheme called "Mizuho-The Bank of New York Global Management," distribution of investment trusts in Japan and global custody business related to these collaboration matters. MHBK also entered into a business collaboration with The Bank of New York in the area of sales of investment trust and started selling the products in September 2005.

In October 2005, Mizuho Private Wealth Management Co., Ltd. was established to provide customers in Japan with full-fledged private banking services. It provides the same type of comprehensive and integrative services as those found in the U.S. and Europe in accordance with Japanese legal regulations.

Corporate Revitalization Project

Under the Corporate Revitalization Project started in July 2003, MHFG expended efforts to revitalize nearly 1,000 corporations (total outstanding claim, ¥4.5 trillion) by separating their loan obligations from their lending banks and concentrating the loans under four financial subsidiaries for corporate revitalization, and using advanced know-how on both the domestic and international fronts. As a result, the project's target was achieved almost one year ahead of the original three-year target date, and the four financial subsidiaries were merged into their respective parent banks in October 2005.

Corporate Management Strategy

As part of its corporate management strategy, the Company is moving ahead with preparations for listing on the New York Stock Exchange ("NYSE") as early as is feasible, in order to further improve the transparency of our corporate governance and enhance our investor's trust. In preparing for the listing, in addition to complying with disclosure standards in Japan, we will seek to develop a system for disclosure based on U.S. generally-accepted accounting principles, which are deemed to be one of the global standards for leading global companies, as well as formulating policies and regulations, etc. related to disclosure control, and establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act which is recognized as the strictest standard in the world today.

We regard our CSR (Corporate Social Responsibility) activities as one of the essential factors in MHFG achieving continuous growth in collaboration with the community. We established the CSR Committee so that the group companies may engage in CSR activities in a unified manner. MHCB became the first Japanese bank to adopt the Equator Principles (*2), which are international, voluntary standards employed by banks that engage in large-scale international development projects to monitor and assess whether project finance transactions have taken into consideration the impact they may have on the environment and the local community. MHBK established a loan system for customers that engage in environmentally conscious businesses and actively supports these customers by offering preferential interest rates. MHBK also provides services that enable Mizuho Mileage Club points to be used as donations to NPOs (*3) that engage in social action programs. With a view to developing the next generation that will shoulder the future, the Company will dispatch key personnel from each group company to offer lectures to students at Hitotsubashi University, Waseda University and Keio University. Also, by carrying out joint research in financial education with Tokyo Gakugei University, MHFG has undertaken to support financial education for students in primary, secondary and high schools. We published our CSR Report summarizing MHFG's CSR activities in an effort to inform and communicate with our stakeholders (*4).

---

*2 Equator Principles

The Equator Principles are international standards uniformly employed by private banks, in their role as lenders, to monitor and assess whether project finance transactions have taken into consideration the impact they may have on the local natural environment and community.

*3 NPOs

NPOs are nonprofit organizations engaging in social public-interest activities, independent from any government or private company.

*4 Stakeholders

Stakeholders are all concerned parties (interested parties) involved, in any way, in

As for strengthening our brand strategy, in order to gain society's unchallenged confidence in our ability to respond to our customers' expectations and needs, and achieve continuous growth in the future, we have established a new slogan, "Channel to Discovery," and promoted it actively both internally and externally. The new slogan represents the role that MHFG will play to help our customers not only to achieve their present dreams, but also to discover new possibilities that lie beyond their present dreams and shape a better future. Against the backdrop of rising public concerns over security of information, including personal information, the Company employs external authentication in security management of information.

Business Results for FY 2005

As a result of various measures to improve profitability, profits from the growing areas of retail business, solutions-related business and the international sector increased steadily. While injecting management resources aggressively into these growing areas in order to build a system to support such growing profits, MHFG made efforts to reduce existing costs, resulting in a cost reduction of ¥18.1 billion on an aggregated basis for the three banks (MHBK, MHCB, and MHTB (including their financial subsidiaries for corporate revitalization)) as compared to FY 2004 (please refer to "Figure 2").

---

corporate activities, including, in particular, customers, shareholders, local societies, employees, business partners, governments and administrations.

Progress in Cost Reduction


(Figure 2) Progress in Cost Reduction
900
800
700
600
billion yen
857.4
829.1
810.9
FY2003
FY2004
FY2005

(Notes) Aggregated figures of the three banks, MHBK, MHCB and MHTB, including their financial subsidiaries for corporate revitalization.

MHFG has made good progress in enhancing its financial soundness from the previous fiscal year, making steady improvements and establishing financial strength, placing it in the top class among megabanks in Japan. MHFG has made steady progress in disposing its non-performing loans. Through a combination of appropriate credit control to prevent new non-performing loans from arising and proper steps to deal with corporate revitalization, the balance of disclosed claims under the Financial Reconstruction Law for the three banks (MHBK, MHCB and MHTB) as of the end of March 2006 amounted to ¥1,052.8 billion and the non-performing loan ratio as of March 31, 2006 declined to 1.4 %, down again from March 31, 2005.

The net amount of consolidated deferred tax assets (*5) as of March 31, 2006

*5 Deferred Tax Assets

Deferred tax assets are assets shown on the balance sheets as an amount equivalent to corporate taxes expected to be collected in the future from the difference between corporate accounting and the calculation of taxable income.

decreased to ¥ 295.7 billion, down by ¥ 707.1 billion from March 31, 2005, mainly due to the recording of taxable income and increases in unrealized gains on other securities. As a result, the ratio of deferred tax assets to Tier 1 (core capital) declined by 17.5 points from March 31, 2005 to 6.4 %.

Further, MHBK, MHCB and MHTB disposed of unrealized losses on bond portfolios of ¥223.8 billion in light of such factors as current trends of domestic and U.S. interest rates.

Following this realization of stable profits and improvements in financial strength, MHFG repaid public funds by repurchasing preferred shares in the amount of ¥866.4 billion. As a result, the outstanding balance of the public funds of MHFG was reduced to ¥600.0 billion as of March 31, 2006. Accordingly, about 79.6% of the initial outstanding balance of ¥2,949.0 billion has now been repaid (please refer to "Figure 3").

MHFG's consolidated capital adequacy ratio (BIS Capital Ratio) as of March 31, 2006 was maintained at 11.62 %, at a sufficient level .

Outstanding Balance of Public Funds



(Figure 3) Outstanding Balance of Public Funds
trillion yen
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
2.9490
2.2740
1.4664
0.6000
Initial balance
31-Mar-04
31-Mar-05
31-Mar-06

A portion of the common shares in the Company held by Mizuho Financial Strategy Co., Ltd. (former Mizuho Holdings, Inc.), which was reorganized into a new advisory company that offers advice to financial institutions, was decreased by the sale of 763,000 shares (total of ¥531.6 billion), both at home and abroad, in November 2005 with the objective of improving MHFG's capital base. The remaining common shares held by this company after the sale will be decreased regularly by repurchase and cancellation in consideration of our financial situation, after the complete repayment of the public funds.

In March 2006, preferred securities of approximately ¥140.0 billion were issued through our overseas special purpose company as a measure to increase capital for the future growth of MHFG.

As a result, the consolidated figures (130 consolidated subsidiaries and 19 affiliates under the equity method) for this fiscal year were as follows: Ordinary Income was ¥3,557.5 billion, Ordinary Profits were ¥921.0 billion, and Net Income was ¥649.9 billion (please refer to "Figure 4"). Earnings per share (EPS) also improved steadily.

Consolidated Current Net Income



(Figure 4) Consolidated Net Income
800.0
600.0
billion
400.0
200.0
0.0
406.9
627.3
649.9
FY2003
FY2004
FY2005

EPS ¥18,754 ¥37,719 ¥46,234

(Notes) EPS is consolidated net income per share after adjustments for dilutive securities.

Accounting for the major subsidiaries on a non-consolidated basis were as follows:

(Billions of yen)

Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of the Company	3,557.5	921.0	649.9
MHBK	1,168.7	211.1	137.0
MHCB	1,537.6	478.9	486.5
MHTB	223.2	67.1	31.0
MHSC	138.8	62.7	13.6

Reflecting the performance above, we have decided to propose an increase in our year-end cash dividends for FY 2005 to ¥4,000 per share of common stock. We intend

to pay cash dividends on preferred stock as prescribed, the same as we did in the preceding fiscal year.

Issues to be Addressed by Mizuho Group

MHFG aims to realize full-scale improvement of profitability and solid financial base by steadily promoting the "Channel to Discovery" Plan, the business strategy launched in April 2005, to win the support of our customers, which is the key concept of this business strategy. At the same time, we intend to establish a more solid management structure by further enhancing internal control systems.

Business Portfolio Strategy

(The Global Corporate Group)

MHCB will work to expand its business globally providing its customers with services that are competitive globally, including not just loans but sophisticated financial products, integrating the financial service strengths of the entire group to provide total solutions on a global basis to meet customers' needs. MHCB will aggressively engage in cross-border business opportunities, such as arranging overseas syndicated loan transactions for investors in the expanding domestic syndicated loan markets through an organization and system newly designed and arranged to respond to our customers' global needs. Furthermore, MHCB will enhance its network of overseas offices and begin accelerating towards making a full-fledged effort to become a leading global bank.

MHSC will aim to become a market leader in the securities and investment banking businesses offering a wide range of integrated financial products and services, as well as intensively pursuing group synergy by actively promoting mutual collaboration within the group. It will increase and maintain a steady market presence in the equities and fixed income business areas by further expanding its share in the underwriting market. MHSC also intends to expand business operations in the investment banking area dealing with M&As and structured finance and others.

(The Global Retail Group)

MHBK will strengthen its sales channels and engage in developing new products in the areas of consulting and loans to individuals in an effort to improve further profitability in the individual customer market. As for the Mizuho Mileage Club, MHBK will work to improve its merchantability by enhancing collaboration with affiliated partners in other business categories, etc. By developing a new type of branch that specializes in

providing services to individual customers, it will build a network capable of responding to their various needs.
Furthermore, the bank will further strengthen security measures such as by introducing a biometric authentication system (finger vein pattern authentication) for ATM transactions.
In the small and medium-sized enterprises market, MHBK will aim to increase non-interest income by promoting its solutions businesses and aggressively building up solid loan assets by mobilizing more staff to specialize in new loans.
Through such efforts to expand and improve its business, MHBK intends to build long-lasting relationships with its customers based on trust and establish a stable profit base.

(The Global Asset & Wealth Management Group)
MHTB plans to embark on various new types of trust business as it develops new products and reinforces its consulting strengths on the back of regulatory easing, including revision of the Trust Business Law. MHTB plans to expand its market share by employing a trust agency system and further strengthening business collaborations with group companies and thereby being the trust bank most relied upon by customers.
Mizuho Private Wealth Management Co., Ltd., as a full-fledged private banking company, aims to establish long-term relationships with customers by providing optimal products and services at the highest levels in a comprehensive and integrated manner in response to all types of customer needs.

Corporate Management Strategy
MHFG's corporate management strategy aims to list on the NYSE, to enhance its CSR activities and to strengthen its branding strategy.
MHFG plans to list on the NYSE as early as feasible, to secure the transparency of our corporate governance and to improve on investors trust in the group, by establishing a structure to provide investors with disclosure based on U.S. generally-accepted accounting principles, which are deemed to be one of the global standards, as well as disclosure based on Japanese generally-accepted accounting principles. MHFG also continues to establish disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act, which is recognized as the strictest standard in the world today.
In promoting CSR, MHFG will particularly emphasize and focus on five different themes—engagement with environmental issues, support for promoting financial

education, enhancement of corporate governance, implementation of highly-responsive communications and promoting a unified approach as a group—all of which are significant themes in order for MHFG to coexist and develop with the community. In supporting financial education, we will carry out joint research in financial education with Tokyo Gakugei University to make an appropriate and extensive contribution to primary, secondary and high school students and thus generously return the fruits of these efforts to society. We will communicate more frequently with our customers and shareholders, as well as the local community, business partners, government organizations and other stakeholders, and make full use of the group's management resources in an effort to provide solutions to multidisciplinary problems, including social and environmental issues. As for strengthening our branding strategy, MHFG will strive to increase market penetration of the brand slogan, "Channel to Discovery." In addition, all senior executives and employees will share the strengths and objectives of the group embodied in the expression "enterprising, open, and leading-edge" and put these words into practice to become "a financial partner that helps customers shape their future and achieve their dreams."

The group will steadily implement its business portfolio as well as corporate management strategies and continue to work to establish a stable profit base backed by customer support. MHFG's Retained Earnings (excluding Appropriated Reserve) amounted to ¥822.9 billion as of March 31, 2006, and our capital adequacy ratio will be sustained at a sufficient level even after repayment of public funds, so we aim for an early repayment of the remaining ¥600.0 billion in public funds within the current fiscal year.

As a holding company, the Company will fulfill its appropriate management control functions through planning a portfolio strategy for group businesses, promoting synergies among group companies, and enhancing risk management, compliance, and internal controls. Henceforth, we aim to achieve strong results through our endeavors to grapple steadily with the management issues of the entire group.

Specifically, spurred on by the growing importance of personal data management, we continue to further strengthen our information management systems through group management controls, including related regulations and organization of staff in charge, and also taking into consideration employing external authentication in information security management. In addition, in our ongoing work to strengthen further our internal control systems, we will maintain systems to ensure and strengthen compliance by all executives and employees of the group with all applicable laws and regulations leading to improve internal control over the disclosure of information.

MHFG will make every effort to improve further our corporate value by steadily promoting the "Channel to Discovery" Plan to enhance our competitiveness and profitability and to increase further our corporate value as well as by fulfilling our social responsibility and public mission. We sincerely look forward to the continuing support of our shareholders.

(2) Changes in Operating Results (Consolidated Basis and Non-consolidated Basis)

a. Changes in Operating Results (Consolidated Basis)

(Billions of yen)

	FY 2002 (For the fiscal year ended March 31, 2003)	FY 2003 (For the fiscal year ended March 31, 2004)	FY 2004 (For the fiscal year ended March 31, 2005)	FY 2005 (For the fiscal year ended March 31, 2006)
Ordinary Income	3,435.9	3,200.6	3,039.1	3,557.5
Ordinary Profits	(2,130.5)	896.4	657.4	921.0
Net Income	(2,377.1)	406.9	627.3	649.9
Total Shareholders' Equity	2,861.0	3,644.3	3,905.7	4,804.9
Total Assets	134,032.7	137,750.0	143,076.2	149,612.7

(Note)

Amounts less than one hundred million yen are rounded down.

(Reference)

Ordinary Income and Ordinary Profits by type of business are as follows (Consolidated Basis):

(Billions of yen)

	Banking Business	Securities Business	Other	Elimination	Consolidated Results
Ordinary Income	2,837.5	607.5	301.0	(188.6)	3,557.5
Ordinary Profits	715.9	169.1	42.5	(6.6)	921.0

b. Changes in Operating Results (Non-consolidated Basis)

(Billions of yen)

	FY 2002 (For the fiscal year ended March 31, 2003)	FY 2003 (For the fiscal year ended March 31, 2004)	FY 2004 (For the fiscal year ended March 31, 2005)	FY 2005 (For the fiscal year ended March 31, 2006)
Operating Income	0.9	25.7	26.4	128.9
Cash Dividends Received	-	14.8	13.7	112.5
Cash Dividends Received from Majority-owned Banking Subsidiaries	-	-	6.9	6.9
Cash Dividends Received from Other Subsidiaries and Affiliates	-	14.8	6.8	105.6
Net Income/Loss	(millions of yen) 30	(millions of yen) 9,936	(millions of yen) 30,886	(millions of yen) 790,240
Net Income/Loss per Share of Common Stock	(yen) (8,663.01)	(yen) (2,846.42)	(yen) (588.84)	(yen) 63,040.65
Total Assets	3,595.6	3,600.0	3,178.6	4,793.0
Investments in Majority-owned Banking Subsidiaries	1,500.5	1,500.5	1,500.5	4,420.4
Investments in Other Subsidiaries and Affiliates	2,087.9	2,088.3	1,589.2	84.8

(Notes)

1. Amounts less than one hundred million yen are rounded down.

2. Net Income/Loss per share of common stock was computed based upon the following formula:

$$\text{Net Income / Loss per share of common stock} = \frac{\text{Net Income according to statement of operations} - \text{Cash Dividends on Preferred Stock from appropriation of Retained Earnings, and others}}{\text{Average outstanding shares of common stock} - \text{Average outstanding shares of treasury common stock}}$$

2. Capital and Stock Data

(1) Changes in Paid-in Capital

(Millions of yen)

	March 31, 2006	March 31, 2005
Common Stock and Preferred Stock	1,540,965	1,540,965

(2) Stock Data

a. Number of Shares

Total Number of Shares to be Issued

	(number of shares)
Common Stock	25,000,000
Class IV Preferred Stock	150,000
Class VI Preferred Stock	150,000
Class XI Preferred Stock	1,398,500
Class XII Preferred Stock	1,500,000
Class XIII Preferred Stock	1,500,000

Total Number of Shares Outstanding

	(number of shares)
Common Stock	12,003,995.49
Fourth Series Class IV Preferred Stock	150,000
Sixth Series Class VI Preferred Stock	150,000
Eleventh Series Class XI Preferred Stock	943,740
Thirteenth Series Class XIII Preferred Stock	36,690

(Notes)

1. 38,600 shares of Second Series Class II Preferred Stock, 65,700 shares of Eighth Series Class VIII Preferred Stock and 33,000 shares of Ninth Series Class IX Preferred Stock, acquired through purchase of treasury stock on March 7, 2005, decreased in the same quantities through cancellation of treasury stock on July 20, 2005. Accordingly, the total Numbers of Shares to be Issued for each of these classes of Preferred Shares decreased in the same quantities.
2. Through acquisition and cancellation of treasury stock purchased on August 29, 2005, there was a decrease of 61,400 shares of Second Series Class II Preferred Stock, a decrease of 100,000 shares of Third Series Class III Preferred Stock, a decrease of 59,300 shares of Eighth Series Class VIII Preferred Stock, and a decrease of 140,000 shares of Tenth Series Class X Preferred Stock. Accordingly, the total Numbers of Shares to be Issued for each of these classes of Preferred Shares decreased in the same quantities.
3. Through acquisition and cancellation of treasury stock purchased on October 12, 2005, there was a decrease of 125,000 shares of Seventh Series Class VII Preferred Stock. Accordingly, the total Numbers of Shares to be Issued for each of these classes of Preferred Shares decreased in the same quantities.

b. Number of Shareholders as of March 31, 2006

Common Stock	298,920
Fourth Series Class IV Preferred Stock	1
Sixth Series Class VI Preferred Stock	1
Eleventh Series Class XI Preferred Stock	3,349
Thirteenth Series Class XIII Preferred Stock	49

(Notes)

The above numbers of shareholders of common stock do not include 25,609 fractional shareholders who own only fractional shares.

c. Major Shareholders

1. (Common Stock)

Name of Shareholder	Number of Shares Held and Percentage of Shares Held		The Company's Holding in Shareholders (Number of Shares Held and Percentage of Shares Held)	
	No. of Shares Held	% of Shares Held	No. of Shares Held	% of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	624,645.00	5.20	-	-
The Master Trust Bank of Japan (Trustee account)	601,728.00	5.01	-	-
RBC DEXIA INVESTOR SERVICES TRUSUT, LONDON CLIENT ACCOUNT (Standing proxy agent: Standard Chartered Bank)	402,627.00	3.35	-	-
Mizuho Financial Strategy Co., Ltd.	392,840.83	3.27	6,118,556.71	100.00
The Dai-ichi Mutual Life Insurance Company	279,158.00	2.32	-	-
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	226,825.00	1.88	-	-
THE CHASE MANHATTAN BANK, N.A. LONDON (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	157,187.00	1.30	-	-
STATE STREET BANK AND TRUST COMPANY 505103 (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	153,058.00	1.27	-	-
Japan Trustee Services Bank, Ltd. (Trustee account 4)	139,138.00	1.15	-	-

Name of Shareholder	Number of Shares Held and Percentage of Shares Held		The Company's Holding in Shareholders (Number of Shares Held and Percentage of Shares Held)	
	No. of Shares Held	% of Shares Held	No. of Shares Held	% of Shares Held
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000.00	1.14	-	-

2. (Preferred Stock)

Name of Shareholders	Number of Shares Held & Percentage of Shares Held		The Company's Holding in Shareholders (Number of Shares Held and Percentage of Shares Held)	
	No. of Shares Held	% of Shares Held	No. of Shares Held	% of Shares Held
The Resolution and Collection Corporation	300,000	23.42	-	-
The Dai-ichi Mutual Life Insurance Company	27,000	2.10	-	-
Meiji Yasuda Life Insurance Company	25,000	1.95	-	-
Sompo Japan Insurance Inc.	19,000	1.48	-	-
FUKOKU MUTUAL LIFE INSURANCE COMPANY	15,000	1.17	-	-
ITOCHU Corporation	10,000	0.78	-	-
THE KANSAI ELECTRIC POWER CO., INC.	10,000	0.78	-	-
Shiseido Company, Limited	10,000	0.78	-	-
SHIMIZU CORPORATION	10,000	0.78	-	-
Seiko Epson Corporation	10,000	0.78	-	-
TAISEI CORPORATION	10,000	0.78	-	-
Electric Power Development Co., Ltd.	10,000	0.78	-	-
The Tokyo Electric Power Company, Inccorporated	10,000	0.78	-	-
Nippon Express Co., Ltd.	10,000	0.78	-	-
Marubeni Corporation	10,000	0.78	-	-

(Notes on Major Shareholders)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.
2. As Mizuho Financial Strategy Co., Ltd. (company name changed from Mizuho Holdings, Inc. on October 1, 2005) is a 100% subsidiary of the Company, no voting rights are attached to the

Company's common stock held by Mizuho Financial Strategy Co., Ltd. Common shares in Mizuho Financial Group, Inc. held by Mizuho Financial Strategy Co., Ltd. were decreased as follows: in November 2005, 700,000 shares were decreased in the offering of overseas and domestic markets, and in December 2005, an additional 63,000 shares were decreased pursuant to an over-allotment offering.

3. The following are listed as preferred stock above: total shares of the fourth series and the sixth series held by The Resolution and Collection Corporation; and total shares of the eleventh series and the thirteenth series held by each shareholder other than The Resolution and Collection Corporation.

4. Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. own common stock of the shareholders listed below (among the Major Shareholders) as follows:

Investment of Mizuho Bank, Ltd.

Name of Shareholders	Number of Shares Owned by Mizuho Bank (thousand shares)	% of Shares Held
Nippon Express Co., Ltd.	51,766	4.87
ITOCHU Corporation	18,497	1.16
Shiseido Co., Ltd.	17,226	4.05
THE KANSAI ELECTRIC POWER CO., INC.	4,400	0.45
Seiko Epson Corporation	1,463	0.74

Investment of Mizuho Corporate Bank, Ltd.

Name of Shareholders	Number of Shares Owned by Mizuho Corporate Bank (thousand shares)	% of Shares Held
Sompo Japan Insurance Inc.	48,824	4.94
Nippon Express Co., Ltd.	41,477	3.90
The Tokyo Electric Power Company, Incorporated	34,839	2.57
ITOCHU Corporation	30,503	1.92
Marubeni Corporation	30,000	1.86
SHIMIZU CORPORATION	16,197	2.05
THE KANSAI ELECTRIC POWER CO., INC.	12,977	1.34
Shiseido Co., Ltd.	11,382	2.68
Electric Power Development Co., Ltd.	7,579	4.55
Seiko Epson Corporation	6,130	3.12

(Notes)

1. Number of shares less than 1,000 are rounded down.
2. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

d. Acquisition, Disposal and Holding of Treasury Stock

Class	Stock Acquired (above); No. of Shares (below); Acquisition Cost(million yen)	Seller	Stock Disposed (above); No. of Shares (below); Disposition Cost (million yen)	Stock Listed as Expired (shares)	Stock Held at Fiscal Year-end (shares)
Common Stock	902.48 632	-	99.46 62	-	2,596.41
Total Preferred Stock	485,700 943,688	-	- -	623,000	-
Second Series Class II Preferred Stock	61,400 115,292	The Resolution and Collection Corporation	- -	100,000	-
Third Series Class III Preferred Stock	100,000 187,578	The Resolution and Collection Corporation	- -	100,000	-
Seventh Series Class VII Preferred Stock	125,000 250,735	The Resolution and Collection Corporation	- -	125,000-	-
Eighth Series Class VIII Preferred Stock	59,300 156,376	The Resolution and Collection Corporation		125,000	-
Ninth Series Class IX Preferred Stock	-	-	-	33,000	-
Tenth Series Class X Preferred Stock	140,000 233,706	The Resolution and Collection Corporation	- -	140,000	-

(Notes)

1. Amounts less than one million yen are rounded down.
2. Common shares are acquired and disposed by purchases and additional purchases of fractional shares.
3. Details on the acquisition and expiration of various preferred shares are as follows:

(1) In regard to Second Series Class II Preferred Stock, 61,400 shares acquired through purchase on August 29, 2005 and 38,600 shares acquired through purchase on March 7, 2005 were canceled during the fiscal year under review.

(2) Third Series Class III Preferred Stock and Tenth Series Class X Preferred Stock were acquired through purchase on August 29, 2005 and canceled.

(3) Seventh Series Class VII Preferred Stock was acquired through purchase on October 12, 2005 and canceled.

(4) In regard to Eighth Series Class VIII Preferred Stock, 59,300 shares acquired through purchase on August 29, 2005 and 65,700 shares acquired through purchase on March 7, 2005 were canceled during the fiscal year under review.

(5) In regard to Ninth Series Class IX Preferred Stock, 33,000 shares acquired through purchase on March 7, 2005 were canceled during the fiscal year under review

Shares acquired during the fiscal year under review were acquired through purchase from The Resolution and Collection Corporation based on the Third Ordinary General Meeting of Shareholders.

(3) Employees of MHFG

	March 31, 2006			March 31, 2005		
	Banking Business	Securities Business	Other	Banking Business	Securities Business	Other
Number of Employees	33,627	4,633	7,498	33,739	4,275	7,166

(Notes)

1. The Number of Employees is the number of persons engaged by MHFG.
2. The Number of Employees include overseas local staff, dose not include temporary employees.

(Reference)

General details on the employees of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Financial Group, Inc., (the "Four Companies") are as follows:

	March 31, 2006	March 31, 2005
Number of Employees	25,945	25,701
Average Age	38 years, 1 month	37 years, 10 months
Average Years of Employment	15 years, 4 months	15 years, 4 months
Average Monthly Salary	¥473,000	¥461,000

(Notes)

1. The Number of Employees is the number of persons engaged by MHFG.
2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment, and Average Monthly Salary are the collective averages for the Four Companies.
3. The Number of Employees does not include temporary employees.
4. The calculations of Average Age, Average Years of Employment, and Average Monthly Salary exclude the figures of dispatched employees and employees hired locally overseas. Amounts less than whole digits are rounded down.
5. In the calculation of Average Years of Employment, employees who have transferred from one group company to another (Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Information & Research Institute, Inc.) are assumed to have remained continuously employed in one company.
6. Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices of MHFG

a. Bank Holding Company

Mizuho Financial Group, Inc.: Head Office

b. Banking Business

Mizuho Bank, Ltd.

	Number of Offices		Principal Offices
	March 31, 2006	March 31, 2005	
Kanto, Koshinetsu	336	437	Head Office, etc.
Hokkaido, Tohoku	15	19	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	79	101	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	17	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	16	Fukuoka Branch, etc.
Total	456	590	

(Notes)

1. Offices include sub branches, transfer-only branches, ATM management branches ("joint-use ATM" management branches), defined contribution pension plan branches (defined contribution pension plan-only branches), and Internet branches.
2. In addition to the above, 51 agencies (23 as of March 31, 2005) and 11,060 non-branch ATMs (9,886 as of March 31, 2005) were established as of March 31, 2006.
3. In addition to the above, 3 sub branches at Narita Airport and 2 sub branches at Kansai International Airport were established and engage in mainly foreign exchange business.

Mizuho Corporate Bank, Ltd.

	Number of Offices		Principal Offices
	March 31, 2006	March 31, 2005	
Kanto, Koshinetsu	22	22	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	33	33	
The Americas	6	4	New York Branch, etc.
Europe and the Middle East	4	3	London Branch, etc.
Asia and Oceania	16	16	Hong Kong Branch, Shanghai Branch, Singapore Branch, etc.
Overseas Total	26	23	
Grand Total	59	56	

(Notes)

1. Offices include sub branches.
2. In addition to the above, 12 representative offices overseas (12 as of March 31, 2005) were established as of March 31, 2006.

Mizuho Trust & Banking Co., Ltd.

	Number of Offices		Principal Offices
	March 31, 2006	March 31, 2005	
Kanto, Koshinetsu	23	23	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	8	8	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	2	2	Hiroshima Branch, Okayama Branch,.
Kyushu	3	3	Fukuoka Branch, etc.
Total	38	38	

(Notes)

1. Offices include sub branches.
2. In addition to the above, 1 representative office overseas (1 as of March 31, 2005), 54 trust agencies (52 as of March 31, 2005) and 1 non-branch ATM (1 as of March 31, 2005) were established as of March 31, 2006.

c. Securities Business

Mizuho Securities Co., Ltd.: Head Office, Kansai Corporate Banking Division

Mizuho Investors Securities Co., Ltd.:

	Number of Offices		Principal Offices
	March 31, 2006	March 31, 2005	
Kanto, Koshinetsu	31	31	Head Office, Shibuya Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Morioka Branch, etc.
Hokuriku, Tokai, Kinki	15	15	Kyoto Branch, Osaka Branch, etc.
Chugoku, Shikoku	5	5	Okayama Branch, Hiroshima Branch, etc.
Kyushu	4	4	Fukuoka Branch, etc.
Total	59	59	

(Notes)

1. In addition to the above, 73 Planet Booths (41 as of March 31, 2005), which are located in branch lobbies of Mizuho Bank, Ltd. for securities investment consultations, were established as of March 31, 2006.

d. Other Businesses

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Principal Subsidiaries

a. Overview

Company Name	Location	Main Business	Date of Establishment	Capital (million yen)	Percentage of Voting Rights of the Company (%)	Amount of Dividend Paid to the Company (million yen)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	650,000	100.00	-
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,070,965	100.00	-
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,231	69.97 (0.26)	6,900
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 2, 1993	195,146	81.51 (81.51)	-
Mizuho Investors Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	December 14, 1922	80,288	66.82 (66.82)	-
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	-
Fuji Investment Management Co., Ltd.	Chuo-ku, Tokyo	Investment trust management, investment advising	September 27, 1993	2,050	94.29	145
Dai-Ichi Kangyo Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management, investment advising	May 26, 1964	2,045	97.01	166
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	3,561
Mizuho Research Institute, Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	158
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September29, 2000	500	100.00	100,932
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	-
Mizuho Credit Guarantee Co.,Ltd	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281	100.00 (100.00)	-
Defined Contribution Plan Services Co.,Ltd	Minato-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000	60.00 (60.00)	-

Company Name	Location	Main Business	Date of Establishment	Capital (million yen)	Percentage of Voting Rights of the Company (%)	Amount of Dividend Paid to the Company (million yen)
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000	100.00 (100.00)	-
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500	50.99 (50.99)	-
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	52,866 (GBP 257 million)	100.00 (100.00)	-
Mizuho Corporate Bank (Canada)	Toronto, Ontario, Canada	Banking	November 1, 2000	16,708 (CAD 165 million)	100.00 (100.00)	-
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	15,958 (EUR 111 million)	100.00 (100.00)	-
Mizuho Corporate Bank (U.S.A.)	New York, N.Y., U.S.A.	Banking	November 29, 1974	11,567 (USD 98 million)	100.00 (100.00)	-
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Frankfurt am Main, Hessen, F.R. Germany	Banking, securities	December 4, 1972	6,568 (EUR 46 million)	83.33 (83.33)	-
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	5,151 (IDR 396,250 million)	98.99 (98.99)	-
Mizuho Bank (Switzerland), Ltd.	Zurich, Switzerland	Banking, trust banking	October 20, 1976	4,807 (CHF 53 million)	100.00 (100.00)	-
Mizuho Trust & Banking Co. (U.S.A.)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	3,858 (USD 32 million)	100.00 (100.00)	-
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	3,524 (USD 30 million)	100.00 (100.00)	-
Mizuho Securities U.S.A., Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	27 (USD 231 thousand)	100.00 (100.00)	-

Company Name	Location	Main Business	Date of Establishment	Capital (million yen)	Percentage of Voting Rights of the Company (%)	Amount of Dividend Paid to the Company (million yen)
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand)	100.00 (100.00)	-

(Notes)

1. Amounts less than one million yen are rounded down.
2. The yen equivalent of capital is calculated using the foreign exchange rate as of the account closing date.
3. The Percentage of Voting Rights of the Company is rounded down to the nearest second decimal place.
4. Figures in parentheses ( ) in the Voting Rights column indicate voting rights held indirectly.
5. Mizuho Holdings, Inc., which was on the list as one of the principal subsidiaries, changed its name to Mizuho Financial Strategy Co., Ltd. on October 1, 2005 and became an advisory company for financial institutions.
6. Mizuho Private Wealth Management Co., Ltd., which was established on October 3, 2005 by splitting off the respective "Group Coordination and Promotion Businesses for Affluent Clients" of Mizuho Financial Group, Inc. and Mizuho Financial Strategy Co., Ltd. (formerly Mizuho Holdings, Inc.), is newly added to the list as a principal subsidiary.
7. Mizuho Project, Ltd., Mizuho Corporate, Ltd., Mizuho Global, Ltd. and Mizuho Assets, Ltd. (heretofore listed as principal subsidiaries) merged with their respective parent banks on October 1, 2005 upon termination of the Corporate Revitalization Project.
8. Mizuho Advisory, Inc., which was on the list as one of the principal subsidiaries, was dissolved on March 31, 2006.

b. State of Consolidation

The State of Consolidation of Mizuho Financial Group is as stated under "1. Review of Operations," "(2) Changes in the Operating Results of MHFG and the Company," and "b. Changes of Results (Consolidated Basis)."

(Major Business Alliances)

MHFG concluded the following business agreements in relation to the "Channel to Discovery" Plan. Mizuho Bank, Ltd., a subsidiary of the Company, entered into separate business collaborations with Wachovia Bank N. A. and Wells Fargo Bank, N. A. on April 26, 2005 in the following five areas: mutual referral of customers, cash management products, trade finance, distribution of investment trusts in Japan, and website collaboration (only with Wachovia Bank, N. A.). Mizuho Trust & Banking Co., Ltd., a subsidiary of the Company, entered into a business collaboration with The Bank of New York on April 26, 2005 in the following three areas: establishment of a strategic collaboration scheme called "Mizuho-The Bank of New York Global Management", distribution of investment trusts in Japan, and global custody business

related to these collaboration matters. Mizuho Bank, Ltd. also entered into a business collaboration with The Bank of New York in the area of sales of investment trusts in Japan.

(6) Major Borrowings

Creditors	Balance of Borrowings (million yen)	Number of Company Shares and Percentage of Voting Interest Held by Creditors	
		Number of Shares Held (shares)	Voting Interest (%)
Mizuho Bank, Ltd.	623,000	-	-
Mizuho Corporate Bank, Ltd.	342,000	-	-
Total	965,000	-	-

(Note)

Funds needed for the repurchase of preferred stock of public funds were raised from the group companies.

3. Directors and Corporate Auditors

(As of March 31, 2006)

Title	Name	Areas of Oversight or Primary Occupation
President & CEO (Representative Director)	Terunobu Maeda	
Deputy President (Representative Director)	Shunichi Asada	
Managing Director	Satoru Nishibori	
Managing Director	Tetsuji Kosaki	
Director	Hiroshi Saito	President & CEO of Mizuho Corporate Bank, Ltd.
Director	Seiji Sugiyama	President & CEO of Mizuho Bank, Ltd.
Director	Yoshiharu Fukuhara	Honorary Chairman of Shiseido Company, Limited
Director	Mitsuo Ohashi	Representative Director and Chairman of the Board of Directors of Showa Denko K.K.
Director	Glen S. Fukushima	President & Chief Executive Officer of Airbus Japan K.K.
Corporate Auditor (full- time)	Yoshiaki Sugita	
Corporate Auditor (full- time)	Junichi Iwabuchi	
Corporate Auditor	Yukio Nozaki	Attorney at Law
Corporate Auditor	Masahiko Kadotani	
Corporate Auditor	Toshiaki Hasegawa	Attorney at Law

(Notes)

1. Messrs. Yoshiharu Fukuhara, Mitsuo Ohashi and Glen S. Fukushima are “outside directors” as provided for in Article 188, Paragraph 2, Item 7-2 of the former “Commercial Code” of Japan.
2. Messrs. Yukio Nozaki, Masahiko Kadotani and Toshiaki Hasegawa are “outside corporate auditors” as provided for in Article 18, Paragraph 1 of the former “Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Kabushiki-Kaisha .
3. Directors and corporate auditors who retired during the current fiscal year are as follows:

Title at Time of Retirement	Name	Date of Retirement
Director (Representative Director)	Keiji Torii	June 28, 2005
Corporate Auditor (full-time)	Yukio Obara	June 28, 2005
Corporate Auditor (full-time)	Hidemi Ueda	June 28, 2005

4. The Company uses the executive officer system. The executive officers are as follows:

(As of March 31, 2006)

Title	Name	Areas of Oversight or Primary Occupation
President	Terunobu Maeda	Overall management of the execution of the Company's business
Deputy President	Shunichi Asada	Assistance in the overall management of the execution of the Company's business, Head of Internal Audit Group / Chief Auditor
Managing Executive Officer	Satoru Nishibori	Head of Financial Control and Accounting Group / Chief Financial Officer
Managing Executive Officer	Tetsuji Kosaki	Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer
Managing Executive Officer	Masayuki Saito	Head of Risk Management Group, Head of Human Resources Group, Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer
Executive Officer	Hiroshi Kiyama	General Manager of Corporate Planning
Executive Officer	Yoshiaki Ohashi	General Manager of Corporate Communications
Executive Officer	Tetsuro Sugiura	Managing Executive Officer of Mizuho Research Institute, Ltd.
Executive Officer	Tsuneo Morita	General Manager of Administration
Executive Officer	Shuzo Haimoto	General Manager of Human Resources

4. Compensation for Independent Auditors

(Millions of yen)

Aggregated amount of compensation to be paid to independent auditors by MHFG, its majority-owned subsidiaries and other subsidiaries			3,035
	Aggregated amount to be paid as consideration for auditing and attestation duties		1,914
		Amount to be paid by MHFG based on the audit contract between MHFG and independent auditors	33

(Notes)

1. Aggregated amount excludes the amount paid by majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries.
2. The audit contract between MHFG and independent auditors does not clearly categorize audit fees under the former Law for Special Exceptions to the Commercial Code Relating to Corporate Audits, etc. of Joint Stock Corporations and the Securities and Exchange Law (clear categorization of audit fees is essentially impossible). Accordingly, the amount is an aggregated amount.

CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2006

		Millions of yen
Assets		
Cash and Due from Banks	¥	5,016,216
Call Loans and Bills Purchased		938,435
Receivables under Resale Agreements		5,976,043
Guarantee Deposits Paid under Securities Borrowing Transactions		8,643,570
Other Debt Purchased		2,476,132
Trading Assets		10,007,149
Money Held in Trust		49,898
Securities		37,702,957
Loans and Bills Discounted		65,408,672
Foreign Exchange Assets		809,205
Other Assets		6,463,242
Premises and Equipment		955,888
Deferred Debenture Charges		267
Deferred Tax Assets		423,572
Customers' Liabilities for Acceptances and Guarantees		5,556,929
Reserves for Possible Losses on Loans		(814,178)
Reserve for Possible Losses on Investments		(1,208)
Total Assets	¥	149,612,794
Liabilities		
Deposits	¥	73,007,994
Negotiable Certificates of Deposit		9,359,131
Debentures		6,606,305
Call Money and Bills Sold		9,466,054
Payables under Repurchase Agreements		10,079,585
Guarantee Deposits Received under Securities Lending Transactions		7,301,540
Commercial Paper		50,000
Trading Liabilities		7,880,634
Borrowed Money		2,768,811
Foreign Exchange Liabilities		389,638
Short-term Bonds		1,385,100
Bonds and Notes		2,488,498
Due to Trust Accounts		1,354,889
Other Liabilities		5,382,931
Reserve for Bonus Payments		35,374
Reserve for Employee Retirement Benefits		38,616
Reserve for Contingencies		45,567
Reserves under Special Laws		2,352
Deferred Tax Liabilities		127,847
Deferred Tax Liabilities for Revaluation Reserve for Land		120,873
Acceptances and Guarantees		5,556,929
Total Liabilities		143,448,677
Minority Interests		
Minority Interests		1,359,122
Shareholders' Equity		
Common Stock and Preferred Stock		1,540,965
Capital Surplus		411,160
Retained Earnings		1,498,143
Revaluation Reserve for Land, net of Taxes		170,384
Net Unrealized Gains on Other Securities, net of Taxes		1,279,216
Foreign Currency Translation Adjustments		(48,062)
Treasury Stock		(46,814)
Total Shareholders' Equity		4,804,993
Total Liabilities, Minority Interests and Total Shareholders' Equity	¥	149,612,794

CONSOLIDATED INCOME STATEMENT
FOR THE FISCAL YEAR ENDED MARCH 31, 2006

		Millions of yen
Ordinary Income		¥ 3,557,549
Interest Income	¥ 1,935,048	
Interest on Loans and Bills Discounted	1,071,892	
Interest and Dividends on Securities	456,749	
Interest on Call Loans and Bills Purchased	9,981	
Interest on Receivables under Resale Agreements	260,132	
Interest on Securities Borrowing Transactions	3,819	
Interest on Due from Banks	50,844	
Other Interest Income	81,628	
Fiduciary Income	78,843	
Fee and Commission Income	650,549	
Trading Income	211,029	
Other Operating Income	354,481	
Other Income	327,595	
Ordinary Expenses		2,636,480
Interest Expenses	872,403	
Interest on Deposits	249,176	
Interest on Negotiable Certificates of Deposit	23,908	
Interest on Debentures	48,208	
Interest on Call Money and Bills Sold	6,402	
Interest on Payables under Repurchase Agreements	383,156	
Interest on Securities Lending Transactions	24,274	
Interest on Commercial Paper	292	
Interest on Borrowed Money	23,258	
Interest on Short-term Bonds	2,258	
Interest on Bonds and Notes	70,048	
Other Interest Expenses	41,418	
Fee and Commission Expenses	94,614	
Trading Expenses	6,088	
Other Operating Expenses	254,408	
General and Administrative Expenses	1,095,243	
Other Expenses	313,722	
Ordinary Profits		921,069
Extraordinary Gains		174,616
Gains on Disposal of Premises and Equipment	22,153	
Recovery on Written-off Claims	5,342	
Reversal of Reserve for Contingent Liabilities from Futures Transactions	0	
Reversal of Reserves for Possible Losses on Loans	142,249	
Other Extraordinary Gains	4,871	
Extraordinary Losses		115,543
Losses on Disposal of Premises and Equipment	18,429	
Losses on Impairment of Fixed Assets	22,360	
Provision for Reserve for Contingent Liabilities from Securities Transactions	543	
Other Extraordinary Losses	74,209	
Income before Income Taxes and Minority Interests		980,142
Income Taxes:		
Current		64,038
Deferred		185,035
Minority Interests in Net Income		81,164
Net Income		¥ 649,903

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1. Definitions of majority-owned subsidiary, other subsidiary and affiliate conform to Article 2-8 of the Banking Law and Article 4-2 of the Banking Law Enforcement Ordinance.

2. Scope of Consolidation

a) Number of majority-owned consolidated subsidiaries and other consolidated subsidiaries: 130

Names of principal companies:
Mizuho Bank, Limited
Mizuho Corporate Bank, Limited
Mizuho Trust & Banking Co., Ltd.
Mizuho Securities Co., Ltd.

During the fiscal year, Mizuho Private Wealth Management Co., Ltd. and 20 other companies were newly consolidated on their establishment and so on.
During the fiscal year, Mizuho Project, Ltd. and 8 other companies were excluded from the scope of consolidation as the result of a merger and so on.

b) Majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries

Name of principal company:
Mizuho Advisory, Inc.

Majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries are excluded from the scope of consolidation because they do not have such a material effect as to hinder the rational assessment of the financial position and business performance of the corporate group in terms of Total Assets, Ordinary Income, Net Income/Loss (the amounts corresponding to MHFG's equity position), and Retained Earnings (the amounts corresponding to MHFG's equity position) when excluded from the scope of consolidation.

3. Application of the equity method

a) Number of affiliates under the equity method: 19

Names of principal companies:
The Chiba Kogyo Bank, Ltd.
Shinko Securities Co., Ltd.
Japan Mortgage Co., Ltd.

During the fiscal year, Japan Energy Investment, Inc. was newly included in the scope of the equity method on its establishment.
During the fiscal year, TVC Finance Company Limited and one other company were excluded from the scope of the equity method as a result of liquidation and so on.

b) Majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method

Names of principal company:
Mizuho Advisory, Inc.
Hanto Real Estate Management Co., Ltd.

The equity method was not applied to the above majority-owned non-consolidated subsidiaries, other

non-consolidated subsidiaries and affiliates because their Net Income/Loss (the amounts corresponding to MHFG's equity position), and Retained Earnings (the amounts corresponding to MHFG's equity position) do not have such a material effect on MHFG's consolidated financial statements when excluded from the scope of companies under the equity method.

4. Evaluation of assets and liabilities of majority-owned consolidated subsidiaries and other consolidated subsidiaries

Assets and liabilities of majority-owned consolidated subsidiaries and other consolidated subsidiaries are valued at fair value at the respective date of acquisition.

5. Amortization of Consolidation Differences

As a rule, consolidation differences are amortized over a period of 20 years under the straight-line method. If the amount does not have a material impact on MHFG's consolidated financial statements, the entire difference amount is amortized in the period of occurrence.

NOTES TO CONSOLIDATED BALANCE SHEET

1. Amounts less than one million yen are rounded down.

2. Classifications of assets and liabilities conform to the Banking Law Enforcement Regulations (Ministry of Finance Ordinance No.10, 1982).

3. Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.
   Securities and other short-term credit instruments held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, forward contracts and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

4. Bonds held to maturity are stated at amortized cost (straight-line method), determined by the moving average method. Investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost, determined by the moving average method. Regarding Other Securities, Japanese stocks with a quoted market price are stated at fair value, determined based on the average quoted market price over the month preceding the consolidated balance sheet date, others which have readily determinable fair value are stated at fair value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method) and securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost as determined by the moving average method. The net unrealized gains on Other Securities are included directly in Shareholders' Equity, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method and other.

5. Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in Note 4.

6. Derivative transactions (other than transactions for trading purposes) are valued at fair value.

7. Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method with the following range of useful lives.
   Buildings: 3 years to 50 years
   Equipment: 2 years to 20 years

8. Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

9. Bond issuance costs are expensed as incurred. Bond discounts are capitalized and amortized under the straight-line method over the term of the bond.

10. Deferred Debenture Charges are amortized as follows:
   (1) Debenture discounts are amortized over the term of the debenture.
   (2) Debenture issuance costs are amortized over the term of the debentures, up to the maximum period permitted under the Enforcement Regulations of the Commercial Code of Japan.

11. Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic majority-owned banking subsidiaries and a domestic majority-owned trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the majority-owned consolidated subsidiaries and other consolidated subsidiaries, except for the above transactions, are translated into Japanese yen primarily at the exchange rates in effect at each balance sheet date and other.

12. Reserves for Possible Losses on Loans of major domestic majority-owned consolidated subsidiaries and other domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and provisions.
For credit extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Commercial Code or other similar laws ("Bankrupt Obligors"), and to obligors that are effectively in similar conditions ("Substantially Bankrupt Obligors"), reserves are maintained at the amounts of claims net of direct write-offs described in the below and expected amounts recoverable from the disposal of collateral and the amounts recoverable under guarantees. For credit extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt ("Intensive Control Obligor"), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposal of collateral and the amounts recoverable under guarantees.
For credit extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in Note 27 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which method the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.
For credit extended to other obligors, reserves are maintained at rates derived from historical credit loss experience, etc.
Reserves for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.
All credit is assessed by each credit origination department, and the results of the assessments are verified and examined by the independent examination department. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.
In the case of loans to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective loan balances. The total directly written-off amounts were ¥805,616million.
Other majority-owned consolidated subsidiaries and other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience for general claims and the assessment for each individual loan for other claims.

13. Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other relevant factors concerning the investee company.

14. Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

15. Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Prior service cost and unrecognized actuarial gains (losses) are recognized mainly as follows:
    Prior service cost (Gains on plan amendment): Recognized as income or expenses in the period of occurrence.
    Unrecognized actuarial gains (losses): Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the current employees.
On July 1, 2005, a certain domestic majority-owned consolidated subsidiary received approvals

for an exemption from payments of benefits related to past employee services in respect of the substitutional portion of their pension funds from the Minister of Health, Labor and Welfare, based on the Law Concerning Defined Benefit Corporate Pension Plans. As a result, ¥1,216 million was included in Extraordinary Gains.

16. Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves, in off-balance transactions and trust transactions and other. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve. This reserve is provided in accordance with Article 43 of the Enforcement Regulations of the Commercial Code of Japan.

17. Finance leases of MHFG and domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries that do not involve the transfer of ownership to the lessee are accounted for as operating leases.

18. Consolidated subsidiaries apply the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps as hedge accounting methods.
The portfolio hedge for large-volume, small-value financial assets and liabilities of domestic majority-owned consolidated banking subsidiaries and domestic majority-owned consolidated trust banking subsidiaries is accounted for the method stipulated in "Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks" (the Japanese Institute of Certified Public Accountants ("JICPA") Industry Audit Committee Report No.24).
The effectiveness of hedging activities for the portfolio hedge for large-volume, small-value financial assets and liabilities is assessed by as follows:
    (i) for hedging activities to offset the market fluctuation risks, bracketing both the hedging instruments, such as interest-rate swaps, and hedged instruments, such as deposits and loans, in the same maturity bucket, and assessing the effectiveness between hedging and hedged instruments.
    (ii) for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedging instruments and that of the hedged instruments.
Deferred hedge gains/losses recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on "Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks" (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and other instruments are controlled on a macro-basis using derivatives transaction. These deferred hedge gains/losses are amortized as interest income or interest expenses over the average remaining maturity of the respective hedging instruments.
The unamortized amounts of Gross Deferred Hedge Losses and Gross Deferred Hedge Gains on the macro-hedges at the end of the fiscal year were ¥363,399 million and ¥357,446 million, respectively.

19. Domestic majority-owned consolidated banking subsidiaries and a certain domestic majority-owned consolidated trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various foreign currency denominated monetary assets and liabilities as stipulated in "Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks" (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary assets and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary assets and liabilities denominated in foreign currency are equivalent.
In addition to the above methods, these subsidiaries apply the deferred method or the fair-value

hedge method to portfolio hedges of the foreign exchange risks associated with investments in majority-owned subsidiaries, other subsidiaries and affiliates in foreign currency, and foreign securities (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

20. Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the income statement or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

21. With respect to MHFG and its domestic majority-owned consolidated subsidiaries and other domestic consolidated subsidiaries, consumption taxes and local consumption taxes are excluded from the transaction amounts.

22. Reserves under Special Laws are recorded as follows:
Reserve for Contingent Liabilities from Futures Transactions: ¥83 million
This reserve is maintained pursuant to Article 81 of the Financial Futures Transaction Law.
Reserve for Contingent Liabilities from Securities Transactions: ¥2,268 million
This reserve is maintained pursuant to Article 51 of the Securities & Exchange Law.

23. Accumulated depreciation of premises and equipment amounted to ¥729,088 million.

24. The book value of Premises and Equipment adjusted for gains on sales of replaced assets amounted to ¥44,647 million.

25. Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥32,821 million and Non-Accrual Delinquent Loans of ¥454,712 million.
Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest ("Non-Accrual Loans"), as per Article 96 Paragraph 1 No. 3, subsections 1 to 5 or No. 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).
Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans for which interest payments have been deferred in order to assist or facilitate the restructuring of the borrowers.

26. Balance of Loans Past Due for Three Months or More: ¥13,995 million. Loans Past Due for Three Months or More are loans for which payments of principal and/or interest have not been received for a period of three months or more beginning with the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

27. Balance of Restructured Loans: ¥553,373 million.
Restructured Loans represent loans on which contracts were amended in favor of borrowers (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates, renunciation of claims) in order to assist or facilitate the restructuring of the borrowers. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

28. Total balance of Loans to Bankrupt Obligors, Non-accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,054,903 million.
The amounts given in Notes 26 through 29 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

29. In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are

accounted for as financial transactions, although the banking subsidiaries have rights to sell or pledge certain commercial bills and foreign exchange bills bought discounted. The principal amount of these bills amounted to ¥889,999 million.

30. The following assets were pledged as collateral:

Trading Assets:	¥4,241,579 million
Securities:	¥13,508,075 million
Loans and Bills Discounted:	¥5,524,711 million
Other Assets:	¥329 million
Premises and Equipment:	¥99 million

The following liabilities were collateralized by the above assets:

Deposits:	¥1,035,947 million
Call Money and Bills Sold:	¥4,837,900 million
Payables under Repurchase Agreements:	¥4,868,827 million
Guarantee Deposits Received under Securities Lending Transactions:	¥6,493,464million
Borrowed Money:	¥1,435,575million
Other Liabilities:	¥90 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions etc. were collateralized and margins for futures transactions were substituted by Cash and Due from Banks of ¥7,726 million, Trading Assets of ¥535,821 million, Securities of ¥2,725,992 million, and Loans and Bills Discounted of ¥349,759 million.
None of the assets are pledged as collateral in connection with borrowings by majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries and affiliates.
Premises and Equipment includes guarantee deposits of ¥139,029million, and Other Assets includes collateral pledged for derivatives transactions of ¥342,567 million, margins for futures transactions of ¥72,138 million, and other guarantee deposits of ¥3,261million.

31. The net realized and unrealized gains (losses) from hedging instruments are included in Other Assets as deferred hedge losses. The gross amounts of deferred hedge losses and gains before netting were as follows:

Total Deferred Hedge Losses:	¥933,378 million
Total Deferred Hedge Gains:	¥629,416 million

32. Borrowed Money includes subordinated borrowed money of ¥792,011 million.

33. Bonds and Notes include subordinated bonds of ¥2,143,962 million.

34. The principal amounts indemnified for money trusts and loan trusts with contracts guaranteeing the principal, which were entrusted to domestic majority-owned consolidated trust banking subsidiaries, were ¥1,008,955 million and ¥340,605 million, respectively.

35. Unsecured securities loaned that allow borrowers to sell the borrowed securities, amounted to ¥23,862 million, were included in stocks and other in Securities and trading securities in Trading Assets. Securities include lending securities by usage amounted to ¥570 million yen.
A portion of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral have the right to sell or repledge out of which securities repledged were ¥7,143,008 million, securities re-loaned were ¥255 million, and securities neither repledged nor re-loaned were ¥4,999,963 million, respectively.

36. Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥49,246,784 million. Of this amount, ¥42,366,799 million relates to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.
Since many of these contracts expire without being exercised, the unutilized balance itself does not

necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim, or other similar reasons. The banking subsidiaries obtain, moreover, real estate or securities as collateral at the time the contracts are entered into, if needed, and periodically monitor a customer's business condition, based on and in accordance with established internal procedures, and take measures to control credit risks such as making amendments to contracts, if needed.

37. Until the previous fiscal year, Fiduciary Income was primarily recognized at the end of each trust accounting period. However, effective the fiscal 2005, Fiduciary Income is accrued for the period elapsed with some exceptions, such as not calculated for trust accounting periods, in order to improve the accuracy of earnings reports and continuously provide appropriate information considering present broader disclosure requirements. As a result of this change, Fiduciary Income, Ordinary Profits and Income before Income Taxes and Minority Interests, each increased by ¥2,059 million compared with corresponding amounts under the previously applied method.

38. Effective this fiscal year, Acceptances and Guarantees and Customers' Liabilities for Acceptances and Guarantees include those of certain domestic majority-owned consolidated banking subsidiaries against bonds held by these subsidiaries.

NOTES TO CONSOLIDATED INCOME STATEMENT

1. Amounts less than one million yen are rounded down.

2. Classifications of profits and losses conform to the Banking Law Enforcement Regulations (Ministry of Finance Ordinance No.10, 1982).

3. Net Income per share of common stock: ¥55,157.14

4. Income or expenses on trading transactions are recognized on a trade date basis and recorded in Trading Income or Trading Expenses on the consolidated income statement. Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivative between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

5. Other Income includes gains on sales of stocks of ¥230,470 million and gains on disposition of stock investment in majority-owned subsidiary of ¥42,437 million.

6. Other Expenses include losses on sales of bonds of ¥85,305 million related to Japanese Government Bonds etc., resulting from revisions of the bond portfolio strategies, losses on write-offs of loans of ¥37,187 million, provision for Reserve for Contingencies of ¥35,459 million, and losses on devaluation of stocks of ¥29,936 million.

7. Other Extraordinary Losses include a loss of ¥40,739 million resulting from the placement of an erroneous order by a certain domestic majority-owned consolidated securities subsidiary, a loss of ¥18,996 million on a decline in the value in use of software used at domestic majority-owned consolidated trust banking subsidiaries as a result of revising system strategies, and an adjustment of ¥14,473 million resulting from a review of the method used to calculate employee retirement benefits at the beginning of the fiscal year.
The losses on software of domestic majority-owned consolidated trust banking subsidiaries were write-downs of the recorded amount of software assets due to significant declines in their value in use along with a shortened useful life. The declines resulted from revision of system development and operating processes and organization conducted among consolidated group companies aiming to achieve greater flexibility in system strategies for long-term use software relevant to the operating of the domestic majority-owned consolidated trust banking subsidiaries and a faster trend in the timing of abolition and replacement than originally planned at initial development because of noticeable changes in the operating environment, system technology and system usage environment in the current trust banking sector.

8. The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets during the current fiscal year:

Area	Principal purpose of use		Type	Impairment loss (¥ million)
Tokyo Metropolitan Area	Branch premises to be closed Idle assets Assets to be disposed of	12 branches 85 items	Land and premises, etc.	11,387
Other	Branch premises to be closed Idle assets Assets to be disposed of	9 branches 105 items	Land and premises, etc.	10,973

Domestic majority-owned consolidated banking subsidiaries, a certain domestic majority-owned consolidated trust banking subsidiary and certain majority-owned consolidated subsidiaries recognize Losses on Impairment of Fixed Assets for branch premises to be closed, idle assets and assets to be disposed of. For the purposes of identifying impaired assets in such a case, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth, etc. and on the appraisal value, etc., less estimated cost of disposal.

[Certified Copy]

Report of Independent Auditors

The Board of Directors of Mizuho Financial Group, Inc.

May 17, 2006

Ernst & Young ShinNihon

Yoshio Kohra
Certified Public Accountant
Designated and Operating Partner

Kazumi Narisawa
Certified Public Accountant
Designated and Operating Partner

Naoki Matsumura
Certified Public Accountant
Designated and Operating Partner

Mutsuo Emi
Certified Public Accountant
Designated and Operating Partner

In accordance with Article 19-2, paragraph 3 of the "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of *Kabushiki-Kaisha*," we have audited the consolidated balance sheet and the consolidated income statement of Mizuho Financial Group, Inc. (the "Company") applicable to the fiscal year from April 1, 2005 to March 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit includes procedures applied to the accounts of the subsidiaries or other consolidated subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the consolidated balance sheet and the consolidated income statement referred to above present properly the financial position and the results of operations of the "Company" and its consolidated subsidiaries in accordance with the related regulations and the Articles of Incorporation.

We have no interest in the Company which is required to be disclosed in compliance with the Certified Public Accountants Law.

[Certified Copy]

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Regarding the consolidated financial statements (consolidated balance sheets and consolidated statements of income) for the 4th term beginning April 1, 2005, and ending March 31, 2006, of Mizuho Financial Group, Inc. , the Board of Corporate Auditors hereby submits this audit report, which has been prepared through discussions based on reports from the respective corporate auditors concerning the methods and results of audits performed.

1. Overview of Auditing Methods Employed by Corporate Auditors

Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each corporate auditor has received reports and explanations regarding the consolidated financial statements from directors, internal audit division, other relevant personnel and independent auditors.

2. Audit Results

In our opinion, the methods and results of the audit employed and rendered by the independent auditors, Ernst & Young ShinNihon, are fair and reasonable.

May 19, 2006

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	Yoshiaki Sugita
Full time Corporate Auditor	Jyunichi Iwabuchi
Corporate Auditor	Yukio Nozaki
Corporate Auditor	Masahiko Kadotani
Corporate Auditor	Toshiaki Hasegawa

Note: Yukio Nozaki, Masahiko Kadotani and Toshiaki Hasegawa are "outside corporate auditors" as provided for in Article 18, Paragraph 1 of the former "Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Kabushiki-Kaisha" of Japan.

NON-CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2006

		Millions of yen
Assets		
Current Assets	¥	279,234
Cash and Due from Banks		2,361
Advances		6
Prepaid Expenses		1,514
Accounts Receivable		272,328
Other Current Assets		3,023
Non-Current Assets		4,513,521
Tangible Assets		771
Buildings		229
Equipment		541
Intangible Assets		4,304
Trademarks		140
Software		4,095
Other Intangible Assets		68
Investments		4,508,445
Investment Securities		3,998
Investments in Majority-owned Subsidiaries		4,501,287
Other Investments		3,159
Deferred Assets		304
Establishment Costs		0
Start-Up Costs		304
Total Assets	¥	4,793,061
Liabilities		
Current Liabilities	¥	2,039,479
Short-term Borrowings		965,000
Short-term Bonds		1,072,000
Accounts Payable		172
Accrued Expenses		2,082
Accrued Corporate Taxes		3
Deposits Received		58
Reserve for Bonus Payments		161
Non-Current Liabilities		1,261
Deferred Tax Liabilities		857
Reserve for Employee Retirement Benefits		389
Other Non-Current Liabilities		14
Total Liabilities		2,040,741
Shareholders' Equity		
Common Stock and Preferred Stock		1,540,965
Capital Surplus		385,291
Capital Reserve		385,241
Other Capital Surplus		50
Gains on Sales of Treasury Stock		50
Retained Earnings		827,306
Appropriated Reserve		4,350
Unappropriated Retained Earnings		822,956
Net Unrealized Gains on Other Securities, net of Taxes		12
Treasury Stock		(1,255)
Total Shareholders' Equity		2,752,319
Total Liabilities and Shareholders' Equity	¥	4,793,061

NON-CONSOLIDATED INCOME STATEMENT
FOR THE FISCAL YEAR ENDED MARCH 31, 2006

		Millions of yen
Ordinary Income and Expenses		
Operating Income and Expenses		
Operating Income	¥	128,990
Cash Dividends Received from Majority-owned Subsidiaries and Others		112,528
Fee and Commission Income Received from Majority-owned Subsidiaries and Others		16,461
Operating Expenses		13,477
General and Administrative Expenses		13,477
Operating Profits		115,512
Non-Operating Income and Expenses		
Non-Operating Income		252
Rent Received		42
Other Non-Operating Income		209
Non-Operating Expenses		2,311
Interest Expenses		261
Interest on Commercial Paper		40
Interest on Short-term Bonds		1,696
Amortization of Start-Up Costs		304
Other Non-Operating Expenses		8
Ordinary Profits		113,452
Extraordinary Gains and Losses		
Extraordinary Gains		682,934
Gains on Disposal of Investments in Majority-owned Subsidiaries		679,000
Other Extraordinary Gains		3,934
Extraordinary Losses		6,154
Other Extraordinary Losses		6,154
Income before Income Taxes		790,232
Income Taxes :		
Current		30
Deferred		(38)
Net Income		790,240
Retained Earnings Brought Forward from Previous Fiscal Year		108,691
Cancellation of Treasury Stock		75,976
Unappropriated Retained Earnings	¥	822,956

BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF FINANCIAL STATEMENTS

1. Valuation of Securities
Investments in subsidiaries and affiliates and Other Securities which do not have readily determinable fair value are stated at acquisition cost as determined by the moving average method.

2. Depreciation and Amortization of Non-Current Assets
(a) Tangible Assets
Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method with the following range of useful lives.
Buildings: 4 years to 47 years
Equipment: 2 years to 17 years
(b) Intangible Assets
Trademarks are amortized under the straight-line method over ten years.
Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

3. Capitalization and Amortization of Deferred Assets
Establishment Costs and Start-Up Costs are capitalized and amortized under the straight-line method over five years, in accordance with the Enforcement Regulations of the Commercial Code of Japan.

4. Reserves
(a) Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.
(b) Reserve for Employee Retirement Benefits, which is provided for future pension payments to employees, is recorded as the required amount based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year.
Unrecognized actuarial gains or losses are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the current employees.

5. Leases
Finance leases that do not involve the transfer of ownership to the lessee are accounted for as operating leases.

6. Consumption Taxes and Local Consumption Taxes
Consumption taxes and local consumption taxes are excluded from transaction amounts.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1. Amounts less than one million yen are rounded down on the balance sheet.

2. Short-term monetary claims against majority-owned subsidiaries amounted to ¥2,364 million.
   Short-term monetary liabilities against majority-owned subsidiaries amounted to ¥965,000 million.
   Long-term monetary claims against majority-owned subsidiaries amounted to ¥18 million.

3. Accumulated depreciation of Tangible Assets amounted to ¥ 972 million.

4. Guarantee amounted to ¥471,489million.

5. The increased net asset amount resulting from the application of fair value as stipulated in Article 124 no.3 of the Enforcement Regulations of the Commercial Code of Japan is ¥12 million.

NOTES TO NON-CONSOLIDATED INCOME STATEMENT

1. Amounts less than one million yen are rounded down on the income statement.

2. Transactions with majority-owned subsidiaries

Operating transactions	
Operating Income	¥128,446 million
Operating Expenses	¥3,756 million
Other than operating transactions	¥647,859 million

3. Other Non-Operating Income includes interest on the refund of withholding tax and others of ¥166 million.

4. Other Extraordinary Losses include expenses of ¥4,806 million related to preparations for a planned listing on the New York Stock Exchange and losses on transfer of business of ¥1,227 million.

5. Net Income per share of common stock ¥63,040.65

   Net Income per share of common stock was computed using the following information:

Net Income	¥790,240 million
Net Income not attributable to common shareholders	¥33,638 million
Preferred dividends	*¥33,415 million*
Excess of consideration paid to cancel preferred stock over capital surplus	*¥222 million*
Net Income attributable to common shareholders	¥756,602 million
Average outstanding shares of common stock	12,001 thousand

PROPOSED APPROPRIATION OF RETAINED EARNINGS
AT MARCH 31, 2006

			yen
Unappropriated Retained Earnings at the end of the fiscal year		¥	**822,956,112,423**
Appropriations for Unappropriated Retained Earnings:			**81,421,096,320**
Cash Dividends for Fourth Series Class IV Preferred Stock	*¥47,600 per Share*		**7,140,000,000**
Cash Dividends for Sixth Series Class VI Preferred Stock	*¥42,000 per Share*		**6,300,000,000**
Cash Dividends for Eleventh Series Class ⅨPreferred Stock	*¥ 20,000 per Share*		**18,874,800,000**
Cash Dividends for Thirteenth Series Class XIII Preferred Stock	*¥ 30,000 per Share*		**1,100,700,000**
Cash Dividends for Common Stock	*¥ 4,000 per Share*		**48,005,596,320**
Unappropriated Retained Earnings Carried Forward		¥	**741,535,016,103**

[Certified Copy]

Report of Independent Auditors

The Board of Directors of Mizuho Financial Group, Inc.

May 17, 2006

Ernst & Young ShinNihon

Yoshio Kohra
Certified Public Accountant
Designated and Operating Partner

Kazumi Narisawa
Certified Public Accountant
Designated and Operating Partner

Naoki Matsumura
Certified Public Accountant
Designated and Operating Partner

Mutsuo Emi
Certified Public Accountant
Designated and Operating Partner

In accordance with Article 2, paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of *Kabushiki-Kaisha*," we have audited the non-consolidated balance sheet, the non-consolidated income statement, the accounting matters stated in the business report, the proposed appropriation of Retained Earnings, and the accounting matters stated in the supplementary schedules of Mizuho Financial Group, Inc. (the "Company") applicable to the 4th fiscal year from April 1, 2005 to March 31, 2006. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit includes procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

a) the non-consolidated balance sheet and the non-consolidated income statement present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation,

c) the proposed appropriation of Retained Earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

d) there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which is required to be disclosed in compliance with the Certified Public Accountants Law.

[Certified Copy]

Audit Report

Regarding the performance of duties by directors for the 4th term beginning April 1, 2005, and ending March 31, 2006, the Board of Corporate Auditors of Mizuho Financial Group,Inc. ("the Company"), hereby submits its audit report, which has been prepared through discussions based on reports from the respective corporate auditors concerning the methods and results of audits performed.

1. Overview of Auditing Methods Employed by Corporate Auditors

Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each corporate auditor has attended the meetings of the Board of Directors and other important meetings, received reports on the performance of duties by the directors, internal audit divisions and other relevant personnel, examined important authorized documents and associated information, studied the operations and financial positions at the Company. When necessary, each corporate auditor has requested reports from the subsidiaries regarding their businesses, studied the operations and financial positions. Moreover, the corporate auditors have received as occasion demands reports and explanations regarding the audits performed by independent auditors, and have examined prudently the financial statements and supplementary schedules.

Regarding competitive transactions by any of the directors, transactions implying conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, unusual transactions with any subsidiary or any shareholder, and the acquisition and disposition by the Company of its own shares, we, when necessary, studied, in detail, the conditions of such trade, if any, in addition to our auditing efforts using the aforementioned methods.

2. Audit Results

(1) In our opinion, the methods and results of the audit employed and rendered by the independent auditors, Ernst & Young ShinNihon, are fair and reasonable.

(2) In our opinion, the business report fairly represents the Company's condition in accordance with the related laws and regulations, and the Articles of Incorporation.

(3) With regard to the proposed appropriation of retained earnings, we have found no matters to remark regarding the Company's financial status or other circumstances.

(4) In our opinion, the supplementary schedules fairly represent the items for which documentation should be expected. We have found no matters on which to remark in that regard.

(5) With regard to the performance of duties by the directors, including duties regarding the subsidiaries, we have found no evidence of misconducts or material facts in violation of related laws and regulations or the Articles of Incorporation.

We have moreover found no breach of duty by the directors with regard to competitive transactions by any of the directors, transactions implying conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, unusual transactions with any subsidiary or any shareholder, and the acquisition and disposition by the Company of its own shares.

May 19, 2006

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	Yoshiaki Sugita
Full time Corporate Auditor	Jyunichi Iwabuchi
Corporate Auditor	Yukio Nozaki
Corporate Auditor	Masahiko Kadotani
Corporate Auditor	Toshiaki Hasegawa

Note: Yukio Nozaki , Masahiko Kadotani and Toshiaki Hasegawa are "outside corporate auditors" as provided for in Article 18, Paragraph 1 of the former "Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Kabushiki-Kaisha" of Japan.

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals and Reference Matters:

Proposal 1: The approval of the Proposed Appropriation of Unappropriated Retained Earnings for the fourth fiscal year

The details of this proposal are as provided in the "Attached Documents" set forth above (P.55).

With respect to the annual dividends on common stock as of the end of this fiscal year, taking into consideration the consolidated results of operations, etc. while paying attention to the enhancement of retained earnings in order to strengthen the financial condition of the Company, the Company proposes paying four thousand (4,000) yen per share, which is a five hundred (500) yen increase over the annual dividends paid for the previous fiscal year (totaling ¥48.0 billion as the aggregate amount of dividends on common stock).

With respect to the dividends on each class of preferred stock as of the end of this fiscal year, the Company also proposes paying the prescribed dividend amount, respectively (totaling ¥33.4 billion as the aggregate amount of dividends on preferred stock).

In addition, no bonuses for Directors and Corporate Auditors are being made.

Proposal 2: The repurchase of the Company's own stock (preferred stock)

In order to implement flexible capital management policies, the Company proposes to establish the limit for the repurchase of its own stock from the "Resolution and Collection Corporation", a shareholder of the Company, during the period within one (1) year from the closing of this ordinary general meeting of shareholders pursuant to Article 156, Paragraph 1 of the Company Law of Japan and the Articles of Incorporation of the Company. Classes and numbers of shares of stock to be repurchased and details to be paid for such repurchase are described below.

1. Classes and numbers of shares of stock to be repurchased

Class of stock to be repurchased	Total number of shares of stock to be repurchased
Fourth Series Class IV preferred stock	Maximum 150,000 shares
Sixth Series Class VI preferred stock	Maximum 150,000 shares

2. Details of cash, etc. and total amount to be paid for the repurchase

The Company is to pay cash up to the total amount to be paid for the repurchase as described below for each class of preferred stock.

Class of stock to be repurchased	Total amount to be paid for the repurchase
Fourth Series Class IV preferred stock	Maximum 307,140 million yen
Sixth Series Class VI preferred stock	Maximum 306,300 million yen

In this case any repurchase shall be made pursuant to provisions of Article 156, Paragraph 1 of the Company Law of Japan and therefore any holder of stock other than the preferred stock described above is not entitled to make a proposal to request to be included as a seller provided for in Article 160, Paragraph 3 of the Company Law of Japan.

Proposal 3: The partial amendment to the Articles of Incorporation

The following partial amendments to the Articles of Incorporation will be made in accordance with the enforcement of the Company Law of Japan (Law No. 86, 2005), the Act for Maintenance, Etc. of Relevant Laws relating to the Enforcement of the Company Law (Law No. 87, 2005), the Company Law Enforcement Regulations (Ministry of Justice Ordinance No. 12, 2006) and the Company Calculation Regulations (Ministry of Justice Ordinance No. 13, 2006) as of May 1, 2006, etc.

(1) A provision concerning the organizations to be established by the Company will be newly established (P. 62, Article 4 of the Proposed Amendments).

(2) A provision to clarify that the Company issues share certificates will be newly established (P. 63, Article 7 of the Proposed Amendments).

(3) A provision which enables the Company to acquire its own stock through market transactions or other methods by a resolution of the Board of Directors will be newly established (P. 63, Article 8 of the Proposed Amendments).

(4) A provision to specify that general meetings of shareholders shall be convened within the wards of Tokyo will be newly established (P. 73, Article 23 of the Proposed Amendments).

(5) A provision which enables the Company to provide shareholders with the reference materials for a general meeting of shareholders, etc. via the Internet will be newly established (P. 73, Article 25 of the Proposed Amendments).

(6) A resolution for the dismissal of director(s) is prescribed to be an ordinary resolution, and accordingly a provision to specify that the quorum for general meetings of shareholders at which such resolution is adopted shall be one-third (1/3) will be newly established (P. 75, Article 32 of the Proposed Amendments).

(7) Provisions which enable the Company to enter into liability limitation agreements with any of Outside Director(s) and Outside Corporate Auditor(s) will be newly established (P. 78 and 80, Articles 41 and 50 of the Proposed Amendments. All the Corporate Auditors have approved the newly establishment of Article 41.).

(8) Provisions concerning Classes II and III and Classes VII through X preferred stock which were already cancelled will be deleted. Besides, provisions concerning other classes of preferred stock will be amended pursuant to provisions concerning classes of stock in the Company Law of Japan (P. 62 and 65 though 72, Articles 6 and 13 through 21 of the Proposed Amendments).

(9) In addition to the above, necessary amendments, including deletion and renumbering of provisions in accordance with the enforcement of the Company Law of Japan, as well as maintenance pursuant to provisions and terms in the Company Law of Japan, will be made to the Articles of Incorporation on the whole.

Proposed Amendments

The substances of these amendments and reasons therefor are set forth below.

(Changes are indicated by underlines.)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
(Newly established.)	**Article 4.** *(Organizations)* The Company shall establish the following organizations, in addition to the general meeting of shareholders and Directors. (1) Board of Directors; (2) Corporate Auditors; (3) Board of Corporate Auditors; and (4) Accounting Auditors.	This amendment is proposed to establish a new provision concerning the organizations to be established by the Company due to the enforcement of the Company Law of Japan.
Article 4. *(Method of Public Notices)* Public notices by the Company shall be given in the *Nihon Keizai Shimbun.*	**Article 5.** *(Method of Public Notices)* Public notices by the Company shall be given in the *Nihon Keizai Shimbun.*	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 5. *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 30,321,500 shares, the details of which shall be as set forth below; provided, however, that in the case where a cancellation of shares or conversion of preferred stock into common stock is made, the number of shares authorized to be issued shall be reduced by the number of shares so canceled or converted: Common stock: 25,000,000 shares Class II preferred stock: 100,000 shares Class III preferred stock: 100,000 shares Class IV preferred stock: 150,000 shares Class VI preferred stock: 150,000 shares Class VII preferred stock: 125,000 shares Class VIII preferred stock: 125,000 shares Class IX preferred stock: 33,000 shares Class X preferred stock:	**Article 6.** *(Total Number of Authorized Shares)* The total number of shares which the Company is authorized to issue shall be 29,698,500 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled: Common stock: 25,000,000 shares Class IV preferred stock: 150,000 shares Class VI preferred stock: 150,000 shares Class XI preferred stock: 1,398,500 shares Class XII preferred stock: 1,500,000 shares Class XIII preferred stock: 1,500,000 shares	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock and in addition to reduce the number of shares which the Company is authorized to issue, as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
140,000 shares Class XI preferred stock: 1,398,500 shares Class XII preferred stock: 1,500,000 shares Class XIII preferred stock: 1,500,000 shares		
(Newly established.)	**Article 7.** *(Issuance of Share Certificates)* The Company shall issue share certificates representing its issued stock.	This amendment is supposed to establish a new provision in order to clarify that the Company shall issue share certificates in accordance with the enforcement of the Company Law of Japan.
Article 6. *(Purchase or Cancellation of Stock)* The Company may purchase or cancel its common stock and/or one or more classes of preferred stock.	(Deleted.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
(Newly established.)	**Article 8.** *(Acquisition of Own Shares)* The Company may, by a resolution of the Board of Directors, acquire its own stock through market transactions or other methods pursuant to the provisions of Article 165, Paragraph 2 of the Company Law of Japan (the "Law").	This amendment is proposed to establish a new provision which enables the Company to acquire its own stock through market transactions or other methods by a resolution of the Board of Directors in preparation to implement flexible capital management policies in the future.
Article 6-2. *(Additional Purchase of Fractional Shares)* As provided for in the Share Handling Regulations, any holder of fractional share shall be entitled to demand that the Company sell to the holder of fractional share the fraction of a share that would, together with the fractional share owned by such holder of fractional share, constitute one share.	**Article 9.** *(Additional Purchase of Fractional Shares)* (No change.)	
Article 7. *(Record Date)* 1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who shall be entitled	**Article 10.** *(Record Date)* 1. The Company shall deem shareholders having voting rights appearing in writing or electronically in the register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of the end of March 31 of each year as the shareholders who are entitled to	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
to exercise their rights at the ordinary general meeting of shareholders for the relevant fiscal term. 2. In addition to the preceding paragraph, the Company may temporarily set the record date whenever necessary, by a resolution of the Board of Directors and upon giving a prior public notice thereof.	exercise their rights at the ordinary general meeting of shareholders for the relevant business year. 2. (No change.)	
Article 8. *(Transfer Agent)* 1. The Company shall appoint a transfer agent with respect to shares and fractional shares. 2. The transfer agent and its handling office shall be designated by a resolution of the Board of Directors, and a public notice shall be given with respect thereto. 3. The register of shareholders, the register of fractional share and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent, and the registration of transfer of share, entry, whether written or electronic, in the register of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares shall be handled by the transfer agent and shall not be handled by the Company. (Newly established.)	**Article 11.** *(Shareholder Register Manager etc.)* 1. The Company shall appoint a shareholder register manager. 2. The shareholder register manager and its handling office shall be determined by a resolution of the Board of Directors, and a public notice shall be given with respect thereto. 3. The preparation and keeping of, and other operations relating to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be entrusted to the shareholder register manager and shall not be handled by the Company. 4. The Company shall appoint a transfer agent with respect to fractional shares, to which the preceding two (2) paragraphs shall apply *mutatis mutandis.*	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 9. *(Share Handling Regulations)* Denominations of share certificates of the Company and, registration of transfer of shares, entry, whether written or electronic, in the register	**Article 12.** *(Share Handling Regulations)* Denominations of share certificates of the Company and, entry, whether written or electronic, in the register of shareholder and the register of	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan. The method of request or notice with respect to general meetings of

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
of fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	fractional share, purchase and additional purchase of fractional shares, and other operations relating to shares and fractional shares and handling fees therefor and the method of request or notice by shareholders with respect to general meetings of shareholders shall be governed by the Share Handling Regulations prescribed by the Board of Directors, in addition to laws and regulations and these Articles of Incorporation.	shareholders shall be governed by the Share Handling Regulations.
Article 10. *(Preferred Stock Dividends)* 1. The Company shall pay dividends on preferred stock (hereinafter referred to as the "Preferred Stock Dividends") in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the "Shareholders of Preferred Stock") or registered pledgees in respect of preferred stock (hereinafter referred to as the "Registered Preferred Pledgees") in priority to holders of common stock (hereinafter referred to as the "Shareholders of Common Stock"), registered pledgees in respect of common stock (hereinafter referred to as the "Registered Common Pledgees") or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 11 have been paid in the relevant business year, the amount so paid shall be reduced accordingly: Class II preferred stock: 8,200 yen per share Class III preferred stock: 14,000 yen per share Class IV preferred stock: 47,600 yen per share Class VI preferred stock: 42,000 yen per share Class VII preferred stock: 11,000 yen per share	**Article 13.** *(Preferred Stock Dividends)* 1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the "Preferred Stock Dividends") in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the "Shareholders of Preferred Stock") or registered stock pledgees in respect of preferred stock (hereinafter referred to as the "Registered Preferred Stock Pledgees") in priority to holders of common stock (hereinafter referred to as the "Shareholders of Common Stock"), registered stock pledgees in respect of common stock (hereinafter referred to as the "Registered Common Stock Pledgees") or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly: Class IV preferred stock: 47,600 yen per share Class VI preferred stock: 42,000 yen per share Class XI preferred stock: amount decided by the resolution	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Class VIII preferred stock: 8,000 yen per share Class IX preferred stock: 17,500 yen per share Class X preferred stock: 5,380 yen per share Class XI preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XIII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share 2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Pledgees, the unpaid amount shall not be accumulated for the subsequent business years. 3. The Company shall not pay to any Shareholder of Preferred Stock or Registered Preferred Pledgee as dividends, any amount in excess of the amount of the relevant Preferred Stock Dividends.	of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share Class XIII preferred stock: amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share 2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years. 3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.	
Article 11. *(Preferred Stock Interim Dividends)* In respect of Interim Dividends, the Company shall pay monies in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the "Preferred Stock Interim Dividends" in these Articles of Incorporation) to the Shareholders	**Article 14.** *(Preferred Stock Interim Dividends)* In respect of interim dividends provided for in Article 53, the Company shall distribute dividends from its surplus by cash in one half of the amount of the Preferred Stock Dividends provided for in the main clause of Paragraph 1 of the preceding article (referred to as the "Preferred Stock Interim	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
of Preferred Stock or Registered Preferred Pledgees in priority to the Shareholders of Common Stock, Registered Common Pledgees or holders of fractional share in respect of common stock.	Dividends" in these Articles of Incorporation) to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock.	
Article 12. *(Distribution of Residual Assets)* 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Pledgees in priority to the Shareholders of Common Stock, Registered Common Pledgees or holders of fractional share in respect of common stock in such amount as provided for below: Classes II through IV preferred stock and Classes VI through VIII preferred stock: 2,000,000 yen per share Classes IX and X preferred stock: 1,250,000 yen per share Classes XI through XIII preferred stock: 1,000,000 yen per share 2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Pledgee.	**Article 15.** *(Distribution of Residual Assets)* 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below: Classes IV and VI preferred stock: 2,000,000 yen per share Classes XI through XIII preferred stock: 1,000,000 yen per share 2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of the cancellation thereof.
Article 13. *(Voting Rights)* The Shareholders of Preferred Stock shall not have voting rights at a general meeting of shareholders; provided, however, that the Shareholders of Preferred Stock may have voting rights from the date of a general meeting of shareholders, in the case where a proposal on the Preferred Stock Dividends is not submitted to such general meeting of shareholders, or immediately after the closing of a general meeting of shareholders, in	**Article 16.** *(Voting Rights)* (No change.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
the case where a proposal on the Preferred Stock Dividends is rejected at such general meeting of shareholders, until, in either case, such time as the resolution of a general meeting of shareholders is passed to grant the Preferred Stock Dividends.		
Article 14. *(Consolidation or Split of Preferred Stock and Subscription Rights, etc.)* 1. The Company shall not consolidate or split any preferred stock. 2. The Company shall not grant the Shareholders of Preferred Stock any pre-emptive rights to subscribe for new stock, any pre-emptive rights to subscribe for stock acquisition rights, any pre-emptive rights to subscribe for bonds with stock acquisition rights or any pre-emptive rights to subscribe for stock acquisition rights and bonds, either of which are capable of being transferred separately from the others.	**Article 17.** *(Consolidation or Split of Preferred Stock, Free Allotment of Stock and Rights to Receive Allotment of Offered Stock, etc.)* 1. The Company shall not consolidate or split any preferred stock, and shall not make any free allotment of any stock for the Shareholders of Preferred Stock. 2. The Company shall not grant the Shareholders of Preferred Stock any rights to receive allotment of offered stock, offered stock acquisition rights, bonds with stock acquisition rights, or offered stock acquisition rights and bonds, either of which are capable of being transferred separately from the others and shall not make any free allotment of any stock acquisition rights for the Shareholder of Preferred Stock.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 15. *(Purchase or Cancellation of Preferred Stock)* 1. The Company may, at any time, purchase preferred stock and either retain or cancel them at the purchase prices thereof by appropriation of earnings distributable to shareholders. 2. The purchase or cancellation of preferred stock pursuant to the preceding paragraph may be made in respect of any one or more classes of preferred stock. 3. In respect of Class IV and	**Article 18.** *(Acquisition of Preferred Stock)* (Deleted.) (Deleted.) 1. In respect of Class IV and VI	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to clearly state that the Company shall ask for the approval of a general meeting of shareholders with respect to the date of acquisition of Classes XII and XIII preferred stock.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Classes VI through VIII preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the Commercial Code. 4. In respect of Classes XII and XIII preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. 5. In the case of a partial redemption pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or other methods.	preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the former Commercial Code. 2. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders, after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. 3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.	
Article 16. *(Conversion into Common Stock)* 1. Any holder of Classes II and III, and Classes VII through X preferred stock may request conversion of the relevant preferred stock into common stock during the period available for request of conversion as provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to Article 353 of the Commercial Code. The terms of conversion, including the number of common stock to be issued upon conversion of one share of the relevant preferred stock (hereinafter referred to as the "Conversion Ratio"), shall be	**Article 19.** *(Request for Acquisition of Preferred Stock)* (Deleted.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
determined by a resolution of the relevant general meeting of shareholders. 2. Any holder of Classes XI and XII preferred stock may request conversion of the relevant preferred stock into common stock during the period available for request of conversion as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock. The terms of conversion, including the Conversion Ratio, shall be determined by a resolution of the relevant Board of Directors.	 Any holder of Classes XI and XII preferred stock may request to the Company to acquire the relevant preferred stock held by such Shareholder of Preferred Stock into common stock during the period in which such Shareholder of Preferred Stock is entitled to request such acquisition as determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock (hereinafter referred to as the "Period for Acquisition Request"). The Company shall deliver its own common stock to such Shareholder of Preferred Stock, in exchange for the Company's acquisition of the relevant preferred stock. The terms of acquisition, including the number of the common stock to be delivered per one (1) share of the relevant preferred stock upon such request for acquisition, shall be determined by a resolution of the relevant Board of Directors.	
Article 17. *(Mandatory Conversion)* 1. Any of Classes II and III, and Classes VII through XII preferred stock, in respect of which a request for conversion has not been made during the period available for request of conversion, shall mandatorily be converted on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Conversion Date") into such number of common stock as shall be obtained by dividing the amount equivalent to the relevant subscription money (provided, however, that with regard to the Classes II and III, and Classes VII through X preferred stock, the relevant amount shall be defined as	**Article 20.** *(Mandatory Acquisition of Preferred Stock)* 1. The Company may acquire any of Classes XI and XII preferred stock, in respect of which a request for acquisition has not been made during the Period for Acquisition Request, on the day immediately following the last day of such period (hereinafter referred to as the "Mandatory Acquisition Date") and instead, the Company shall deliver its own common stock to holders of the relevant preferred stock. In this case, the number of the common stock to be delivered in exchange for the acquisition of one (1) share of the relevant preferred stock shall be obtained by dividing the amount equivalent to the subscription money per one (1)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to delete the provisions relating to Classes II and III and Classes VII through X preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
provided for below) by the current market price of the common stock; provided, however, that such current market price of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Conversion Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen. Classes II, III, VII and VIII preferred stock: 2,000,000 yen per share Classes IX and X preferred stock: 1,250,000 yen per share	share of the relevant preferred stock by the current market price of the common stock of the Company; provided, however, that such current market price of the common stock shall be the daily average price of closing prices (including the closing bid or offered price) of the common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the 30 consecutive trading days (excluding any trading day or days on which no closing prices or closing bids or offered prices are reported) commencing on the 45th trading day prior to the Mandatory Acquisition Date, and such calculation shall be made to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen.	
2. The number of common stock referred to in the preceding paragraph shall not exceed the maximum numbers as follows: Classes II and III preferred stock: 3,137 shares; provided, however, that in the case where a consolidation or stock split is made in respect of common stock, the number of shares of common stock in respect of Classes II and III preferred stock shall not exceed the number of shares obtained by multiplying the maximum number thereof before such consolidation or stock split by the number of shares to be obtained after such consolidation or stock split per share of common stock; Classes VII and VIII preferred stock: the number of shares obtained by	2. In respect of Classes XI and XII preferred stock, the number of common stock referred to in the preceding paragraph shall not exceed the number of shares obtained by dividing the amount equivalent to the subscription money per one (1) share of each such class of preferred stock by the minimum acquisition price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
dividing 2,000,000 yen by 60% of the amount obtained by dividing 2,000,000 yen by the initial Conversion Ratio (calculated to units of ten (10) yen, and by rounding up to the nearest 100 yen when equal to or more than 50 yen and disregarding amounts less than fifty (50) yen); Classes IX and X preferred stock: the number of shares obtained by dividing 1,250,000 yen by 331,000 yen; and Classes XI and XII preferred stock: the number of shares obtained by dividing the amount equivalent to the relevant subscription money per one (1) share of preferred stock by the minimum conversion price determined by the resolution of the Board of Directors relating to the relevant issuance of the preferred stock.		
3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, in the case where any number less than one hundredth (1/100) of a share is produced, the case of consolidation of stock provided for in the Commercial Code shall apply *mutatis mutandis*.	3. In the calculation of the number of common stock provided for in the preceding two (2) paragraphs, any number less than one (1) share shall be treated pursuant to the provisions provided for in Article 234 of the Law.	
Article 18. *(Order of Priority)* All classes of preferred stock authorized to be issued by the Company shall rank *pari passu* with each other in respect of the payment of the Preferred Stock Dividends and the Preferred Stock Interim Dividends, and the distribution of residual assets.	**Article 21.** *(Order of Priority)* (No change.)	
Article 19. *(Convocation of General Meetings of Shareholders)* An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general	**Article 22.** *(Convocation of General Meetings of Shareholders)* An ordinary general meeting of shareholders of the Company shall be convened no later than 3 months from the last day of each business year and an extraordinary general	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
meeting of shareholders shall be convened whenever necessary.	meeting of shareholders shall be convened whenever necessary.	
(Newly established.)	**Article 23.** *(Place where General Meetings of Shareholders shall be Convened)* General meetings of shareholders shall be convened within the wards of Tokyo.	Based on the revised limitation of the place where general meetings of shareholders shall be convened due to the enforcement of the Company Law of Japan, this amendment is proposed to establish a new provision to clearly state such place to be "within the wards of Tokyo".
Article 20. *(Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)* 1. The President shall convene *and* preside over the general meeting of shareholders. 2. In the case where the President is unable so to act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person's place.	**Article 24.** *(Person Authorized to Convene General Meetings of Shareholders and the Chairman of the Meeting)* 1. (No change.) 2. (No change.)	
(Newly established.)	**Article 25.** *(Disclosure of Reference Materials, etc. for General Meetings of Shareholders via Internet)* The Company may, at the time of convocation of a general meeting of shareholders, deem to have provided shareholders with information with respect to matters which shall be stated or indicated in the reference materials for a general meeting of shareholders, business reports, non-consolidated financial documents and consolidated financial documents by disclosing those by way of using the Internet as provided for in the ordinances of the Ministry of Justice.	This amendment is proposed to establish a new provision concerning providing shareholders with the reference materials, etc. for general meetings of shareholders via the Internet which is permitted due to the enforcement of the Company Law of Japan.
Article 21. *(Method of Adopting Resolutions)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative	**Article 26.** *(Method of Adopting Resolutions)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
vote of a majority of the voting rights held by the shareholders present at the meeting. 2. Resolutions of a meeting of shareholders governed by Article 343 of the Commercial Code shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders.	vote of a majority of the voting rights held by the shareholders present at the meeting who are entitled to exercise their voting rights. 2. Resolutions of a meeting of shareholders governed by Article 309, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.	
Article 22. *(Voting by Proxy)* 1. Shareholders may exercise their voting rights at the relevant general meeting of shareholders by a proxy who shall also be a shareholder of the Company holding voting rights at such meeting. 2. The shareholder or his/her proxy shall submit to the Company a document evidencing the authority of such proxy to act as such at each general meeting of shareholders.	**Article 27.** *(Voting by Proxy)* 1. Shareholders may exercise their voting rights at the relevant general meeting of shareholders by a proxy who shall also be a shareholder of the Company holding voting rights at such meeting. 2. (No change.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan. With respect to the exercise of voting rights by proxy, the prior and existing provisions shall remain applicable.
Article 23. *(Minutes of General Meetings)* The substance of proceedings and the results of the general meetings of shareholders shall be recorded in the minutes, to which the chairman of the meeting and the Director(s) present thereat shall affix their names and seals.	**Article 28.** *(Minutes of General Meetings)* The minutes of general meetings of shareholders shall be prepared in writing or by electromagnetic file as provided for in laws and regulations.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to amend provisions in order for the Company to prepare the minutes of general meetings of shareholders by electromagnetic file.
Article 24. *(General Meetings of Holders of Classes of Stock)* (Newly established.)	**Article 29.** *(General Meetings of Holders of Classes of Stock)* 1. Unless otherwise provided for by laws or regulations or these Articles of Incorporation, resolutions of a general meeting of holders of classes of stock shall be adopted by an affirmative vote of a majority of	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	the voting rights held by the holders present at the meeting who are entitled to exercise their voting rights.	
(Newly established.)	2. Resolutions provided for in Article 324, Paragraph 2 of the Law shall be adopted by an affirmative vote of not less than two-thirds (2/3) of the voting rights held by the holders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the holders entitled to exercise their voting rights.	
The provisions of Articles 20 and 22 and the preceding Article shall apply *mutatis mutandis* to the general meetings of holders of classes of stock.	3. The provisions of Articles 23 through 25 and 27 and the preceding Article shall apply *mutatis mutandis* to the general meetings of holders of classes of stock.	
Article 25. *(Number)* The Company shall have not more than fifteen (15) Directors.	**Article 30.** *(Number)* (No change.)	
Article 26. *(Method of Appointment)* 1. The Director(s) shall be appointed at a general meeting of shareholders. 2. A resolution for the appointment of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders. 3. Cumulative voting shall not be used for the appointment of Director(s).	**Article 31.** *(Method of Appointment)* 1. (No change.) 2. A resolution for the appointment of Director(s) shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights. 3. (No change.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
(Newly established.)	**Article 32.** *(Method of Dismissal)* A resolution for the dismissal of Director(s) shall be adopted by an	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	affirmative vote of a majority of the voting rights held by the shareholders present at the relevant general meeting of shareholders who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.	A resolution for the dismissal of director(s) is prescribed to be an ordinary resolution, and accordingly the quorum for general meetings of shareholders at which such resolution shall be adopted is set at one-third (1/3) as is the case of the appointment.
Article 27. *(Term of Office)* The terms of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within two (2) years after their assumption of office.	**Article 33.** *(Term of Office)* The terms of office of Director(s) shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within two (2) years after their appointment.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 28. *(Representative Director(s) and Director(s) with Titles)* 1. The Representative Director(s) shall be elected by a resolution of the Board of Directors. 2. The President shall be appointed by a resolution of the Board of Directors. 3. The Board of Directors may, by its resolutions, appoint Chairman, Deputy Chairman, Deputy President(s), Senior Managing Director(s) and Managing Director(s).	**Article 34.** *(Representative Director(s) and Director(s) with Titles)* 1. The Representative Director(s) shall be designated by a resolution of the Board of Directors. 2. (No change.) 3. (No change.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 29. *(Duties of the President)* The President shall oversee the operations of the Company.	**Article 35.** *(Duties of the President)* (No change.)	
Article 30. *(Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)* 1. Unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors. 2. In the case where the President is unable so to act, one of the other Director(s) in the order previously determined by the Board of Directors shall take such person's	**Article 36.** *(Person Authorized to Convene Meetings of the Board of Directors and Chairman of the Meeting)* 1. Unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors. 2. (No change.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
place.		
Article 31. *(Notice to Convene Meetings of the Board of Directors)* 1. Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened. 2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.	**Article 37.** *(Notice to Convene Meetings of the Board of Directors)* 1. (No change,) 2. A meeting of the Board of Directors may be held without taking the procedures of convocation with the consent of all the Directors and Corporate Auditors.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 32. *(Method of Adopting Resolutions of the Board of Directors)* Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors.	**Article 38.** *(Method of Adopting Resolutions of the Board of Directors)* Resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present at the relevant meeting who shall constitute a majority in number of all the Directors entitled to take part in the vote.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 33. *(Minutes of Meetings of the Board of Directors)* The substance of proceedings and the results of the meetings of the Board of Directors shall be recorded in the minutes, to which the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon.	**Article 39.** *(Minutes of Meetings of the Board of Directors)* The minutes of the meetings of the Board of Directors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, the Director(s) and Corporate Auditors present thereat shall affix their names and seals thereon, or electronic signatures thereto.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to amend provisions in order for the Company to prepare the minutes of the meetings of the Board of Directors by electromagnetic file.
Article 34. *(Regulations of the Board of Directors)* Matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors, in addition to laws and regulations and these Articles of	**Article 40.** *(Regulations of the Board of Directors)* (No change.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
Incorporation.		
(Newly established.)	**Article 41.** *(Liability Limitation Agreements with Outside Director(s))* Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Director which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his/her duty.	This amendment is proposed to establish a new provision which enables the Company to enter into liability limitation agreements with any of Outside Director(s) and Outside Corporate Auditor(s) (described in Article 50 of the Proposed Amendment below) which are permitted due to the enforcement of the Company Law of Japan.
Article 35. *(Number)* The Company shall have not more than six (6) Corporate Auditors.	**Article 42.** *(Number)* (No change.)	
Article 36. *(Method of Appointment)* 1. The Corporate Auditors shall be appointed at a general meeting of shareholders. 2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the total shareholders.	**Article 43.** *(Method of Appointment)* 1. (No change.) 2. A resolution for appointment of Corporate Auditors shall be adopted by an affirmative vote of a majority of the voting rights held by the shareholders present at the relevant meeting who shall hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 37. *(Term of Office)* The terms of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last fiscal term within four (4) years after their assumption of office.	**Article 44.** *(Term of Office)* The terms of office of Corporate Auditors shall expire at the closing of the ordinary general meeting of shareholders concerning the last business year ending within four (4) years after their appointments.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 38. *(Full-Time Corporate Auditor(s))*	**Article 45.** *(Full-Time Corporate Auditor(s))*	This amendment is proposed for the maintenance of provisions

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
The Corporate Auditors shall appoint by election full-time Corporate Auditor(s) from among them.	The Board of Corporate Auditors shall, by its resolution, designate full-time Corporate Auditor(s).	pursuant to provisions and terms in the Company Law of Japan.
Article 39. *(Notice to Convene Meetings of the Board of Corporate Auditors)* 1. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor not less than three (3) days prior to the date set for such meeting; provided, however, that in case of emergency, such period may be shortened. 2. A meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.	**Article 46.** *(Notice to Convene Meetings of the Board of Corporate Auditors)* 1. (No change.) 2. A meeting of the Board of Corporate Auditors may be held without taking the procedures of convocation with the consent of all the Corporate Auditors.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 40. *(Method of Adopting Resolutions of the Board of Corporate Auditors)* Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.	**Article 47.** *(Method of Adopting Resolutions of the Board of Corporate Auditors)* Resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors, unless otherwise provided for by laws or regulations.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 41. *(Minutes of Meetings of the Board of Corporate Auditors)* The substance of proceedings and the results of the meetings of the Board of Corporate Auditors shall be recorded in the minutes, to which the Corporate Auditors present thereat shall affix their names and seals.	**Article 48.** *(Minutes of Meetings of the Board of Corporate Auditors)* The minutes of the meetings of the Board of Corporate Auditors shall be prepared in writing or by electromagnetic file as provided for in laws and regulations, and the Directors and Corporate Auditors present thereat shall affix their names and seals thereon or electronic signatures thereto.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan, and is also proposed to amend provisions in order for the Company to prepare the minutes of the meetings of the Board of Corporate Auditors by electromagnetic file.
Article 42. *(Regulations of the Board of Corporate Auditors)* Matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors prescribed by the Board of Corporate Auditors, in addition to	**Article 49.** *(Regulations of the Board of Corporate Auditors)* (No change.)	

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
laws and regulations and these Articles of Incorporation.		
(Newly established.)	**Article 50.** *(Liability Limitation Agreements with Outside Corporate Auditor(s))* Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Law, the Company may enter into liability limitation agreements with any Outside Corporate Auditor which limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than twenty million (20,000,000) yen or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his/her duty.	This amendment is proposed to establish a new provision which enables the Company to enter into liability limitation agreements with any of Outside Corporate Auditor(s) and Outside Director(s) (described in Article 41 of the Proposed Amendment above) which are permitted due to the enforcement of the Company Law of Japan.
Article 43. *(Business Year)* The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.	**Article 51.** *(Business Year)* The business year of the Company shall be the one-year period from April 1 of each year through March 31 of the following year.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 44. *(Disposition of Earnings)* Unless otherwise provided for by laws or regulations, earnings of the Company shall be disposed of pursuant to a resolution of a general meeting of shareholders.	(Deleted.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 45. *(Dividends)* Dividends on stock shall be paid to the shareholders or registered pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of March 31 of each year.	**Article 52.** *(Dividends from Surplus Approved by Resolution of Ordinary General Meeting of Shareholders)* Dividends from the surplus approved by a resolution of an ordinary general meeting of shareholders shall be distributed to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of March 31 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
	end of March 31 of each year.	
Article 46. *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, make cash distributions pursuant to the provisions of Article 293-5 of the Commercial Code (referred to as "Interim Dividends" in these Articles of Incorporation) to the shareholders or registered pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.	**Article 53.** *(Interim Dividends)* The Company may, by a resolution of the Board of Directors, distribute interim dividends provided for in Article 454, Paragraph 5 of the Law to the shareholders or registered stock pledgees appearing in writing or electronically in the register of shareholders as of the end of September 30 of each year or to the holders of fractional share appearing in writing or electronically in the register of fractional share as of the end of September 30 of each year.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 47. *(Conversion of Preferred Stock and Payment of Dividends)* Initial dividends and Interim Dividends on the common stock issued upon conversion of Classes II and III, and Classes VII through XII preferred stock issued by the Company and any fractional shares accrued upon such conversion shall be paid on the basis that the conversion took effect as of April 1, if a request for conversion or mandatory conversion is made during the period of April 1 through September 30, or as of October 1, if made during the period of October 1 through March 31 of the following year.	(Deleted.)	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.
Article 48. *(Prescription for Payment of Dividends)* The Company shall be released from the obligation to pay such dividends or Interim Dividends as have not been received after the lapse of five (5) years from the date of commencement of payment thereof.	**Article 54.** *(Prescription for Payment of Dividends)* In the case where the dividends from its surplus are distributed by cash, the Company shall be released from the obligation to pay such dividends from the surplus which have not been received after the lapse of five (5) years from the date of commencement of payment thereof.	This amendment is proposed for the maintenance of provisions pursuant to provisions and terms in the Company Law of Japan.

Proposal 4: The appointment of two (2) Directors

As the term of office of two (2) Directors, Messrs. Satoru Nishibori and Tetsuji Kosaki will expire at the closing of this ordinary general meeting of shareholders, the Company proposes the appointment of two (2) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief Personal Record		Number of Shares of Stock of the Company held
1	Satoru Nishibori (March 2, 1953)	April, 1975	Joined the Fuji Bank, Limited	15 shares of Common Stock
		August, 2000	General Manager of Planning Division	
		April, 2002	Executive Officer / General Manager of Financial Planning Division of Mizuho Corporate Bank, Ltd.	
		December, 2002	Executive Officer / Senior Corporate Officer of Financial Control and Accounting Group	
		April, 2004	Managing Executive Officer / Head of Financial Control and Accounting Group of the Company	
		June, 2004	Managing Director / Head of Financial Control and Accounting Group (current)	
2	Tetsuji Kosaki (January 27, 1952)	April, 1976	Joined the Industrial Bank of Japan, Limited	13 shares of Common Stock
		September, 2000	General Manager Consolidation Planning & Promotion of Mizuho Holdings, Inc.	
		April, 2002	General Manager Corporate Planning Division of Mizuho Corporate Bank, Ltd.	
		December, 2002	Senior Corporate Officer of Strategic Planning Group (until March, 2003)	
		December, 2002	General Manager of Business Reorganization Promotion Committee of Mizuho Holdings, Inc.	
		March, 2003	General Manager of Business Reorganization Promotion Committee of the Company (until October, 2003)	
		March, 2003	Executive Officer / Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.	
		April, 2004	Managing Executive Officer (until June, 2004)	
		April, 2004	Managing Executive Officer / Head of Strategic Planning Group and Head of Audit and Compliance Group of the Company	
		June, 2004	Managing Director / Head of Strategic Planning Group and Head of Audit and Compliance Group	
		October, 2004	Managing Director / Head of Strategic Planning Group	
		June, 2005	Managing Director / Head of Strategic Planning Group and Head of IT, Systems & Operations Group (current)	

Proposal 5: The appointment of one (1) Corporate Auditor

At the closing of this ordinary general meeting of shareholders, Mr. Toshiaki Hasegawa, Corporate Auditor, will resign from Corporate Auditor. The Company proposes the appointment of one (1) new Corporate Auditor, accordingly.
The candidate for a Corporate Auditor is as set forth below.
The Board of Corporate Auditors has approved this proposal in advance.

Name (Date of birth)	Brief Personal Record		Number of Shares of Stock of the Company held
Masahiro Seki (September 11, 1934)	April, 1959	Joined Deloitte Haskins & Sells, Tokyo Office	0 share
	June, 1987	General Representative	
	February, 1990	Senior Managing Director of International Affairs of Deloitte Touche Tohmatsu	
	June, 1997	Senior Researcher of the Japanese Institute of Certified Public Accountants	
	October, 2000	Visiting Professor of Graduate School of International University of Japan	
	April, 2001	Professor of Graduate School (until March, 2004)	
	June, 2002	President of the non-profit organization, Japanese Institute of International Accounting Education (scheduled to retire in June, 2006)	
	April, 2004	Establish Seki Certified Public Accountants	

(Notes) 1. The candidate for a Corporate Auditor, Mr. Masahiro Seki has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders.
2. Mr. Masahiro Seki is a candidate for the Outside Corporate Auditor provided for in Article 2, Paragraph 16 and Article 335, Paragraph 3 of the Company Law of Japan.

Proposal 6: The grant of retirement allowances to the retiring Corporate Auditor

The Company proposes to present the retirement allowances to Mr. Toshiaki Hasegawa who will resign from Corporate Auditor at the closing of this ordinary general meeting of shareholders, to reward his services during his term of office, in the amount not exceeding the amount deemed applicable to be determined in accordance with the Company's established rules. The Company seeks shareholders' approval to give discretion to the Corporate Auditors for consultation among them to determine the actual amount, timing of presentation, method and related details of the payment to the retiring Corporate Auditor.

Brief personal record of the retiring Corporate Auditor described above is as follows:

Name	Brief Personal Record	
Toshiaki Hasegawa	January, 2003	Corporate Auditor of the Company (to the present)

-End of Documents-

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

(Billions of yen)

		Fiscal 2005	Change	Fiscal 2004
Consolidated Gross Profits	1	2,002.4	9.3	1,993.0
Net Interest Income		1,062.6	(43.7)	1,106.4
Fiduciary Income		78.8	15.5	63.2
Credit Costs for Trust Accounts		*(1.4)*	*1.3*	*(2.7)*
Net Fee and Commission Income		555.9	83.3	472.6
Net Trading Income		204.9	39.8	165.0
Net Other Operating Income		100.0	(85.6)	185.7
General and Administrative Expenses	2	(1,095.2)	(3.8)	(1,091.3)
Personnel Expenses		*(484.0)*	*(1.8)*	*(482.2)*
Non-Personnel Expenses		*(556.3)*	*(6.7)*	*(549.6)*
Other	3	13.8	258.1	(244.2)
Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans)		*(84.7)*	*147.2*	*(231.9)*
Net Gains related to Stocks		*231.5*	*21.1*	*210.3*
Equity in Income from Investments in Affiliates		*9.1*	*7.7*	*1.4*
Ordinary Profits	4=1+2+3	921.0	263.6	657.4
Net Extraordinary Gains	5	59.0	(226.5)	285.5
Reversal of Reserves for Possible Losses on Loans, etc.		*139.3*	*(1.3)*	*140.7*
Income before Income Taxes and Minority Interests	6=4+5	980.1	37.0	943.0
Income Taxes - Current	7	(64.0)	(44.2)	(19.8)
- Deferred	8	(185.0)	50.1	(235.2)
Minority Interests in Net Income	9	(81.1)	(20.5)	(60.6)
Net Income	10=6+7+8+9	649.9	22.5	627.3

* Amounts less than one hundred million yen are rounded down.

Credit-related Costs	53.2	147.1	(93.9)

* Credit-related Costs = Expenses related to Portfolio Problems (including Provision for General Reserve for Possible Losses on Loans) + Credit Costs for Trust Accounts + Reversal of Reserves for Possible Losses on Loans, etc.

2. Consolidated Capital Adequacy Ratio (BIS Capital Ratio)

(Billions of yen)

	As of March 31, 2006 (Preliminary)	As of March 31, 2005	Change
Capital	8,993.2	8,020.2	973.0
Risk-adjusted Assets	77,338.3	67,324.9	10,013.3
Capital Adequacy Ratio (%)	11.62	11.91	(0.29)

* Amounts less than one hundred million yen are rounded down.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-consolidated)

(Billions of yen)

		Fiscal 2005					Fiscal 2004
		Mizuho Bank + Revitalization subsidiary	Mizuho Corporate Bank + Revitalization subsidiaries	Mizuho Trust & Banking + Revitalization subsidiary	**Aggregated Figures**	Change	
Gross Profits	1	882.9	650.9	164.9	1,698.8	72.4	1,626.4
Net Interest Income		569.7	496.5	45.7	1,112.0	83.9	1,028.1
Fiduciary Income				77.9	77.9	15.1	62.8
Credit Costs for Trust Accounts				*(1.4)*	*(1.4)*	*1.3*	*(2.7)*
Net Fee and Commission Income		216.0	119.8	42.5	378.4	63.3	315.1
Net Trading Income		(1.2)	33.6	1.0	33.4	(10.4)	43.8
Net Other Operating Income		98.3	0.8	(2.2)	96.9	(79.5)	176.5
General and Administrative Expenses (excluding Non-recurring Losses)	2	(517.2)	(215.7)	(77.9)	(810.9)	18.1	(829.1)
Personnel Expenses		*(139.7)*	*(75.3)*	*(28.7)*	*(243.7)*	*1.9*	*(245.7)*
Non-Personnel Expenses		*(344.8)*	*(128.2)*	*(45.9)*	*(518.9)*	*12.3*	*(531.3)*
Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	3=1+2	365.7	435.1	88.3	889.2	89.2	800.0
Reversal of General Reserve for Possible Losses on Loans	4	0.2	-	-	0.2	(154.9)	155.2
Net Business Profits	5=3+4	365.9	435.1	86.9	888.1	(64.3)	952.4
Net Non-recurring Gains (Losses)	6	(159.3)	77.9	(17.2)	(98.7)	435.7	(534.4)
Net Gains related to Stocks		*16.0*	*175.6*	*7.9*	*199.7*	*5.8*	*193.8*
Expenses related to Portfolio Problems		*(64.5)*	*(35.3)*	*(15.5)*	*(115.4)*	*341.2*	*(456.6)*
Ordinary Profits	7=5+6	206.6	513.1	69.6	789.4	371.3	418.0
Net Extraordinary Gains (Losses)	8	4.0	149.2	(7.1)	146.1	(234.0)	380.2
Reversal of Reserves for Possible Losses on Loans, etc.		*32.4*	*139.0*	*9.0*	*180.5*	*(62.4)*	*242.9*
Income before Income Taxes	9=7+8	210.6	662.4	62.5	935.6	137.3	798.2
Income Taxes - Current	10	(0.5)	(0.0)	(0.0)	(0.6)	(21.2)	20.5
- Deferred	11	(77.6)	(103.2)	(21.2)	(202.0)	34.2	(236.2)
Net Income	12=9+10+11	132.5	559.1	41.2	732.9	150.3	582.5

*1. Amounts less than one hundred million yen are rounded down.

*2. Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking exclude the amount of Credit Costs for Trust Accounts.

*3. Dividends from the revitalization subsidiaries of¥120.0 billion for the Fiscal 2005 are included due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

Credit-related Costs	(31.8)	103.6	(7.8)	63.9	125.2	(61.2)

* Credit-related Costs = Expenses related to Portfolio Problems + Reversal of General Reserve for Possible Losses on Loans + Credit Costs for Trust Accounts + Reversal of Reserves for Possible Losses on Loans, etc.

2. "Deposits" and "Loans and Bills Discounted"

(Billions of yen)

	As of March 31, 2006					As of March 31, 2005
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	**Aggregated Figures**	Change	
Deposits (including Negotiable Certificates of Deposit)	54,556.8	26,620.6	3,075.4	84,253.0	916.7	83,336.2
Loans and Bills Discounted	34,188.5	28,263.5	3,532.6	65,984.7	3,337.5	62,647.1

*1. Amounts less than one hundred million yen are rounded down.
*2. Figures of March 31,2005 are the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

3. Disclosed Claims under the Financial Reconstruction Law

(Billions of yen)

	As of March 31, 2006					As of March 31, 2005
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	**Aggregated Figures**	Change	
Claims against Bankupt and Substantially Bankrupt Obligors	98.1	29.1	3.5	130.8	(78.6)	209.5
Claims with Collection Risk	254.5	90.3	10.3	355.2	(450.5)	805.8
Claims for Special Attention	245.8	252.5	68.3	566.7	86.4	480.2
Total	598.5	372.0	82.2	1,052.8	(442.8)	1,495.6

*1. Amounts less than one hundred million yen are rounded down.
*2. Figures of March 31,2005 are the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.
*3. Amounts of Mizuho Trust & Banking include trust accounts.

4. Unrealized Gains(Losses) on Other Securities

(Billions of yen)

	As of March 31, 2006					As of March 31, 2005
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	**Aggregated Figures**	Change	
Stocks	437.7	1,712.0	216.6	2,366.4	1,315.6	1,050.8
Bonds	(129.1)	(96.9)	(33.8)	(259.9)	(184.0)	(75.9)
Other	27.2	(72.1)	(3.3)	(48.3)	(9.9)	(38.3)
Total	335.8	1,542.8	179.4	2,058.1	1,121.6	936.5

*1. Amounts less than one hundred million yen are rounded down.
*2. Figures of March 31,2005 are the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.
*3. Figures above denote differences between book value and acquisition cost (including amortized cost) of Other Securities which have readily determinable fair value.
*4. In addition to "Securities" indicated on the balance sheets, NCDs in "Cash and Due from Banks" and certain items in "Other Debt Purchased" are also included.
*5. Fair value of stocks with a quoted market price is determined based on the average market prices over the month preceding the balance sheets date, and fair value of securities with a quoted market price other than stocks is determined based on the quoted market price at the balance sheets date.

5. Consolidated Capital Adequacy Ratio (Preliminary)

(Billions of yen)

	As of March 31, 2006		
	Mizuho Bank *Domestic Standard*	Mizuho Corporate Bank *BIS Capital Ratio*	Mizuho Trust & Banking *BIS Capital Ratio*
Capital	3,399.6	5,219.6	642.5
Risk-adjusted Assets	33,055.6	40,542.7	4,454.3
Capital Adequacy Ratio (%)	10.28	12.87	14.42

* Amounts less than one hundred million yen are rounded down.

III. Financial Data of Mizuho Securities Co., Ltd.

1. Results of Operations

(Billions of yen)

	Fiscal 2005	Fiscal 2004	Change
Operating Income	138.8	104.4	34.4
Net Operating Income	127.4	93.4	34.0
Operating Profits	61.4	40.5	20.8
Ordinary Profits	62.7	40.0	22.7
Net Income	13.6	24.1	(10.5)

* Amounts less than one hundred million yen are rounded down.

2. Financial Conditions

(Billions of yen)

	As of March 31, 2006	As of March 31, 2005	Change
Shareholder's Equity	391.8	368.8	23.0
Capital Adequacy Ratio (%)	267.7	395.3	(127.6)

* Amounts less than one hundred million yen are rounded down.

Access to the Fourth Ordinary General Meeting Shareholders Site

Place: Hall A, Tokyo International Forum

5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

The nearest stations: JR Line Yurakucho Station

Tokyo Station

Subway Yurakucho Station(Yurakucho Line)

Tokyo Station (Marunouchi Line)

Hibiya Station (Mita Line, Hibiya Line, Chiyoda Line)

Ginza Station (Marunouchi Line, Hibiya Line, Ginza Line)

Nijubashimae Station (Chiyoda Line)

[Map]



Hibiya Station (Mita Line)
The Impeial Garden Theater
Hibiya Street
Hibiya Station (Chiyoda Line)
Hibiya Station (Hibiya Line)
Niju-Bashi Mae Station (Chiyoda Line)
Tokyo Station (Metro: Marunouchi Line)
Yurakucho Station (Yurakucho Line)
Tokyo Station (JR Keiyo Line)
Hall A, Tokyo International Forum
A
Tokyo Central Post Office
Yurakucho Station (JR Line)
Tokyo Station (JR Line)
Ginza Station (Marunouchi Line)
Sotobori Street
Ginza Station (Ginza Line, Hibiya Line)

Notice: No parking lot is reserved for attendees. Please come by the public transportations.

Sample

[Translation]

Voting Form

To: Mizuho Financial Group, Inc.

Shareholder Number	Number of Exercisable Voting Rights
*******	*********

With respect to each proposal at the Fourth Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. held as of June 27, 2006 (including its adjourned meetings or adjournments), I hereby exercise my voting rights as follows (Approvals or disapprovals are indicated by putting circles below.).
June [ ], 2006

Proposal	Proposal 1	Proposal 2	Proposal 3	Proposal 4	Proposal 5	Proposal 6
Approval or Disapproval for the Original Proposal	Approval	Approval	Approval	Approval	Approval	Approval
	Disapproval	Disapproval	Disapproval	Disapproval ( )	Disapproval	Disapproval

- No indication of your approval or disapproval for each of proposals shall be treated as approval.
- If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
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Mizuho Financial Group, Inc.

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Mizuho Financial Group, Inc.

Exhibit A-10

MIZUHO

Channel to Discovery

Financial Results for FY2005

June 2006

Mizuho Financial Group



Mizuho Financial Group, Inc.
Global Retail Group
Global Corporate Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Bank
Mizuho Corporate Bank
Mizuho Trust & Banking
Mizuho Private Wealth Management
Mizuho Financial Strategy
Mizuho Research Institute
Mizuho Information & Research Institute
Mizuho Investors Securities
Mizuho Securities
Trust & Custody Services Bank
Asset Management Companies (DKA FIMCO DIAM*)
Shinko Securities*
UC Card
Mizuho Capital

* An affiliate under the equity method

Definitions

3 Banks: Aggregated figures for Mizuho Bank (BK), Mizuho Corporate Bank (CB), Mizuho Trust & Banking (TB) and their financial subsidiaries for corporate revitalization on a non-consolidated basis

2 Banks: Aggregated figures for Mizuho Bank and Mizuho Corporate Bank and their financial subsidiaries for corporate revitalization on a non-consolidated basis

(Note) Each financial subsidiary for corporate revitalization was merged with its respective parent bank on Oct. 1, 2005

Index

Management Focuses

■ "Enhancement of the Group's Comprehensive Profitability" supported by "Sophisticated Management Control" and "Disciplined Capital Management"

Enhancement of the Group's Comprehensive Profitability

Entered a new phase in management strategies of top-line growth

Established "Mizuho with financial soundness"

Implemented a Series of Management Reforms

- ***April 2002*** — Establishment of Mizuho Bank and Mizuho Corporate Bank through Corporate Splits and Mergers
- ***March 2003*** — Business Reorganization & Capital Raising of Approx. JPY 1.1Tn
- ***FY2004*** — Progress in 4 Management Issues
  - ✓ Repayment of Public Funds
  - ✓ Completion of IT Systems Integration
  - ✓ Resolution of Financial Issues
  - ✓ Acceleration of Cost Reduction
- ***April 2005*** — "Channel to Discovery" Plan Medium-Term Business Plan
- ***FY2005*** — "Positive Turnaround of Top-line"

	Mizuho Stock Price* (JPY)
Mar. 31, 2006	963,000
Sep. 30, 2005	722,000
Mar. 31, 2005	507,000
Mar. 31, 2004	448,000
Mar. 31, 2003	96,800
Mar. 29, 2002	302,000

* Closing price on TSE. The stock price of Mizuho Holdings, Inc. until Mar. 5, 2003

Summary of Financial Results for FY2005

FY2005 Results

Mizuho Financial Group (Consolidated Basis)

(JPY Bn)	FY2005	FY2004	Change	
Consolidated Gross Profits	2,002	1,993	+9	+0.46%
G&A Expenses	-1,095	-1,091	-3	
Consolidated Net Business Profits *1	922	912	+9	+1.09%
Credit Costs	53	-93	+147	
Net Gains related to Stocks	231 *2	210	+21	
Ordinary Profits	921	657	+263	
Net Income	649	627	+22	+3.58%

	Mar. 2006	Mar. 2005	Change
Shareholders' Equity	4,804	3,905	+899
BIS Capital Ratio	(Preliminary) 11.62%	11.91%	-0.29%
Tier1 Capital Ratio	(Preliminary) 5.89%	6.19%	-0.30%

Aggregated Figures of 3 Banks (Non-Consolidated Basis)

(JPY Bn)	FY2005	FY2004	Change
Gross Profits	1,698 *3	1,626	+72
G&A Expenses	-810	-829	+18
Net Business Profits	889 *3	800	+89
Credit Costs	63	-61	+125
Net Gains related to Stocks	199	193	+5
Ordinary Profits	789 *3	418	+371
Net Income	732 *3	582	+150

*1 Consolidated Gross Profits – G&A Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments
*2 Includes gains (JPY 42.4 billion) on sales of a part of Mizuho Trust & Banking common stocks
*3 Includes JPY 120 billion in dividends from the financial subsidiaries for corporate revitalization due to the simple aggregation of 3 Banks' figures

Overview of Results: FY2005

■ Positive turnaround and increases in top-line earnings

- Positive turnaround of gross profits due to increased Non-interest Income from Customer Groups
- Net Business Profits steadily increased and loan and risk-adjusted asset growth turned positive


Gross Profits
(JPY Bn)
(Consolidated)
2,000
1,500
1,000
500
0
+7%
1,185
927
1,106
886
Net Interest Income
Non-interest Income
1,062
1,078*
FY2003
FY2004
FY2005

* Excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn


Non-interest Income from Customer Groups*
(JPY Bn)
(3 Banks)
500
400
300
+15%
FY2003
FY2004
FY2005

* Based on managerial accounting


Net Business Profits
(JPY Bn)
(3 Banks)
1,000
800
600
400
200
0
+13%
800
907*
FY2004
FY2005

* Excludes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization and the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn


Loan Balance
(JPY Tn)
(3 Banks)
70.0
65.0
60.0
55.0
50.0
+3%
68.9
66.1
62.6
65.0
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006

* Excludes trust accounts and loans to Mizuho Financial Group, Inc.

■ Disciplined capital management

Increased EPS & ROE


(Yen)
(Consolidated)
Fully Diluted EPS (yen)
(See notes on P.31)
ROE (%)
(%)
60,000
40,000
20,000
0
15
10
5
0
8.4%*
14.9%
+6.4%
+146%
18,734*
46,234
FY2004
FY2005

*Exclude the effect of the Supreme Court judgment regarding the Japan Housing Loan, Inc.

Steady Improvement in Capital Quality & Quantity (Tier 1 Capital)


(JPY Bn)
(Consolidated)
Public Funds
Net Deferred Tax Assets
5,000
4,000
3,000
2,000
1,000
0
3,941
1,332
1,949
659
4,172
1,002
1,466
1,702
4,555
295
600
3,660
Mar. 2004
Mar. 2005
Mar. 2006

Tier 1 Capital Raising

✓Sale of treasury stocks: Aggregate sale price: JPY 531Bn

✓Issuance of Preferred Securities:
USD 600 million + EUR 500 million (approx. JPY 140Bn)

Repayment of Public Funds

✓Repaid a total of JPY 866Bn (issue price basis)

Increasing Core Profitability

Loan Balances, Interest Margins & Deposits

- The Loan Balance bottomed out in 1H FY2005 and is steadily increasing
- Interest margins contracted due to a decrease in loans to Watch Obligors and increased competition
- Ample liquid deposits will lead to an increase in profitability during the short-term interest rates rise

Loan Balances
(excluding loans to Mizuho Financial Group, Inc.)

Loan Balances



(JPY Tn)
(3 Banks, banking accounts only)
Domestic
Overseas & Offshore
65
60
55
0
66.1
3.8
62.3
64.1
3.9
60.1
62.6
4.1
58.4
63.5
4.9
58.5
65.0
6.3
58.7
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006
Overseas loans continue to grow
Domestic loans also hit bottom

(3 Banks, including trust accounts) (JPY Bn)

Breakdown of Domestic Loans	Mar. 2006	Change from Sep. 2005	Change from Mar. 2005
Loans to large corporations	21,153	-1,676	-1,239
Loans to SMEs	26,792	+1,787	+1,317
Housing & Consumer Loans	11,774	+103	-58
Residential Housing Loans	9,225	+153	+85

Interest Margins & Deposit Balances
(Domestic Operations)

Loan and Deposit Rate Margins

	FY2005	Change from FY2004
Mizuho Bank*	1.67%	- 0.13%
Mizuho Corporate Bank*	0.71%	- 0.10%
Mizuho Trust & Banking	1.41%	- 0.04%

* Excluding loans to Deposit Insurance Corporation of Japan, government and others

Deposit Balances*

*See Notes on P.31

(JPY Bn)

	Mar. 2006	Change from Mar. 2005	Proportion of liquid deposits
Mizuho Bank	51,464	+1,637	approx. 63%
Deposits from Individual Customers (Domestic Offices)	29,945	+841	
Mizuho Corporate Bank	9,294	-469	approx. 72%
Mizuho Trust & Banking	2,472	-295	approx. 24%
3 Banks	63,230	+872	approx. 63%

Non-interest Income from Customer Groups

■ Non-interest Income in focused business areas increases rapidly


(3 Banks)
(JPY Bn)
550
500
450
400
350
300
250
200
150
100
50
0
FY2003
FY2004
FY2005
% Change from FY 2004
441
469
541
+6%
+15%
+18%
+51%
+11%
+30%
+19%*1

FY2005 Results (Change from FY2004)	FY2006 Profit Plans (Change from FY2005)
Solution Business-related JPY 132 Bn (+JPY 20 Bn) ➢Syndicated Loans, Commitment Lines, Project Finance, Investment Banking, Securities-related Commission	+JPY 35 Bn
Sales of Investment Trusts & Individual Annuities JPY 35 Bn (+JPY 12 Bn)	+JPY 30 Bn
Settlement, Foreign Exchange JPY 175Bn (+JPY 18Bn)	+JPY 8Bn
International Business JPY 56Bn (+JPY 13Bn)	+JPY 21Bn
Trust and Asset Management (Mizuho Trust & Banking) JPY 97Bn (+JPY 16Bn)*1	+JPY 4Bn
Others (Derivatives, etc.) JPY 46Bn (- JPY 7Bn)*2	+JPY 31Bn
Total: +JPY 85Bn*3	Total: +JPY 129Bn

*1: Includes +JPY 2Bn due to change in accounting standards in FY2005

*2: Includes +JPY 15Bn effect from securitization of housing loans in FY2004

*3: After adjustments for the above special factors

(Note)
The above figures are based on the managerial accounting data for each described item in line with the new managerial accounting rule applied from FY2005, and represent "Customer Groups" figures.

G&A Expenses

- ■ Base Expenses (-JPY 52Bn): Continued steady reduction through the effects of IT systems integration
- ■ Strategic Expenses (+JPY 33Bn): Investment of management resources into growth areas


(JPY Bn)
(3 Banks)
850
800
750
0
829
-18
810
Strategic Expenses + 33
Base Expenses - 52
FY2004
FY2005

Expense Ratios*	FY2004		FY2005
	50.8%	+0.4%	51.3% (47.1%)
Mizuho Bank	61.0%	-2.4%	58.5% (53.9%)
Mizuho Corporate Bank	35.9%	+4.7%	40.6% (36.6%)
Mizuho Trust & Banking	48.1%	-1.2%	46.8% (45.5%)

*Expense Ratio = G&A Expenses / Gross Profits (Excluding dividends received from the financial subsidiaries for corporate revitalization)

Figures in ( ) exclude the effect of the disposition of Unrealized Losses on bond portfolios in 2H of FY2005.

Factors Contributing to Changes in G&A Expenses in FY2005 (compared to FY2004) (JPY Bn)

Strategic Expenses

Personnel + 10	Increased personnel and strengthened incentives in strategic areas - Increased financial consultants and enhanced overseas and real estate related businesses
Non-Personnel + 23	Implemented retail banking strategies ("Mizuho Mileage Club," "Premium Salons," etc.)
	Increased Business Finance Centers
	Enhanced overseas network and overseas business framework
	Strengthened PR activities

Base Expenses

Personnel - 12	Reduced employee retirement benefit expenses due to the increase in expected return on plan assets (-6)
	Head count reduction, etc. (-5)
Non-Personnel - 35	Effects of IT systems integration (-25) (depreciation, maintenance expenses)
	Effects of consolidation of domestic branch network, etc. (-10)
Taxes - 3	Reduced property taxes as a result of the sale of properties, etc.

Breakdown of Changes in Base Expenses
Mizuho Bank: -52, Mizuho Corporate Bank: -3, Mizuho Trust & Banking: +3

Financial Soundness

Top Level Financial Soundness Among Mega Banks

Decrease in NPL Balance & NPL Ratios
(Disclosed Claims under Financial Reconstruction Law)


(JPY Tn)
(Aggregate of Group Banks)
NPL Balance
NPL Ratio
Net NPL Ratio*
4
2
0
6%
4%
2%
0%
1.41%
0.47%
1.7%
0.25%
2.07%
0.88%
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
SMFG
MUFG
Mar. 2006

* Net NPL Ratio=(Disclosed Claims under the Financial Reconstruction Law – Reserves for Possible Losses on Loans) / (Total Claims – Reserves for Possible Losses on Loans)

Decrease in Credit Costs


(Aggregate of Group Banks)
(JPY Tn)
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
- JPY 63Bn
FY2002
FY2003
FY2004
FY2005
JPY 230Bn
- JPY 538Bn
SMFG
MUFG
FY2005

Decrease in Deferred Tax Assets (DTAs)


(JPY Tn)
(Consolidated)
Net DTAs
Ratio of Net DTAs/Tier 1
2
1
0
60%
40%
20%
0%
0.2
6.4%
1.0
21.5%
0.6
8.3%
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
SMFG
MUFG
Mar. 2006

Reduction in Stock Portfolio (Acquisition Costs)
<Other Securities (which have fair value)>


(JPY Tn)
(Consolidated)
4
3
0
Reduced by JPY 96Bn
2.9
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006

Improvement in Securities Portfolio

Unrealized Gains/ Losses on Other Securities*

(Consolidated)


(JPY Bn)
2,500
2,000
1,500
1,000
500
0
-500
Stocks
Bonds and Other
1,109
-166
1,475
-172
2,462
-260
Mar.2005
Sep.2005
Mar.2006

	Mar.2005	Sep.2005	Mar.2006
Total	942	1,303	2,201

Disposition of unrealized losses on bond portfolios against the risk of rising interest rate: JPY 223 Bn (3 Banks)

JGB Portfolio

(3 Banks, Acquisition Cost)


TB/FB
Floating-rate Bonds
Medium- & Long-term Bonds
Average Remaining Period (excluding Floating-rate Bonds)
(JPY Tn)
25
20
15
10
5
0
(Year)
3
2
1
0
2.4
2.0
2.2
2.1

	Mar. 2004	Mar. 2005	Sep. 2005	Mar. 2006
Unrealized Losses* (JPY Bn)		-135	-136	-229
Unrealized Losses of Floating-rate Bonds* (JPY Bn)		-0.4	-13	-90
Yield on 10 Year JGB		1.32%	1.48%	1.77%

10 BPV** (Mar. 2006)
Domestic Bonds: -JPY 11Bn (+JPY13Bn)
Foreign Bonds: -JPY5Bn (+JPY10Bn)

(3 Banks excluding revitalization subsidiaries. Figures in ( ) are changes from Sep. 2005)

**10 Basis Point Value

* The base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustments

Strategies for Growth

Retail Banking Expansion and Synergy Enhancement

■ Increased profitability in both retail banking and international banking

Consolidated Net Business Profits*



(JPY Bn)
(Aggregate of each Global Group's figure)
+20%
1,000
800
600
400
200
0
83
391
394
105
424
515
GAWG
GCG
GRG
FY2004
FY2005

* Figures for FY2005 exclude the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn

Global Retail Group Net Business Profits



(JPY Bn)
(BK + Financial Subsidiary for Corporate Revitalization + IS)
500
400
300
200
100
0
414
359
473*
+12%
+16%
Profits from Customer Groups
FY2003
FY2004
FY2005

* Excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 75Bn

Net Business Profits of International Banking *



(JPY Bn)
(CB + Financial Subsidiaries for Corporate Revitalization)
FY2005 Rate of Increase
+51%
40
30
20
10
0
17
21
27
33
1H FY04
2H FY04
1H FY05
2H FY05

* Based on managerial accounting

Note: **GRG**: Global Retail Group, **GCG**: Global Corporate Group, **GAWG**: Global Asset & Wealth Management Group, **IS**: Mizuho Investors Securities (Non-Consolidated Ordinary Profits)
See notes on P.31

■ Increased synergies through strengthened group alliances

Retail Securities Business (Mizuho Investors Securities)



(JPY Bn)
(Non-Consolidated)
□ Ordinary Profits
Approx. 4 times
30
20
10
0
FY2003
FY2004
FY2005
# of Planet Booths
(as of the end of each fiscal year)
11
41
73

Wholesale Securities Business (Mizuho Securities)



(JPY Bn)
(Non-Consolidated)
□ Ordinary Profits
+56%
60
40
20
0
FY2003
FY2004
FY2005

Trust & Asset Management Business (Mizuho Trust & Banking)



(JPY Bn)
(Non-Consolidated, based on managerial accounting)
□ Profits from Trust & Asset Management Businesses
+18%
100
80
60
40
20
0
FY2003
FY2004
FY2005

Retail Banking Initiatives at Mizuho Bank

■ Accelerating establishment of business promotion system to steadily improve results

	Enhance Consulting Functions	Enhance Profitability of "Mass-Retail" Market	Strengthen Individual Loans
Personnel	Financial Consultants: 893 → more than 2,000	Specialist Sales Staffs of MMC: Send to 100 branches per business day	Staffs at Housing Loan Centers: 356 → 466 → 600 (Plan)
Sales Network	Premium Salons: 26 → 150 → 250 (Plan)	Centers for Business with Employees of Corporate Customers: 6 centers	Housing Loan Centers: 82 → 88 → 100 (Plan)
	Planet Booths*: 41 → 73 → 100 (Plan)		

* Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank branches

■ March 2005 ■ March 2006 ■ March 2007 (Plan)

Reassemble Channel Network

New Type (Retail Only) Branches: 1 → 100 (Plan**)

** From FY2006 onward

Results & Plans

Balance of Investment Products + JGBs sold to Individuals


JGBs sold to individuals
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
(JPY Tn)
5
4
3
2
1
0
Mar. 04
Mar. 05
Mar. 06
Mar. 07 (Revised Plan)

No. of MMC Members

(Commenced in August 2004)


(Million)
3
2
1
0
0.05
0.32
1.47
Sep. 04
Mar. 05
Mar. 06
Mar. 07 (Revised Plan)

Balance of Residential Housing Loans + Flat 35

(Including Securitized Amount)


(JPY Tn)
Flat 35
10
9
8
0
Mar. 05
Sep. 05
Mar. 06
Mar. 07 (Revised Plan)

See notes on P.31

Pursuing Group Synergies

Group Synergies in Net Fee & Commission Income

Greater Synergies from group companies including Mizuho Trust & Banking



Consolidated
2 Banks (Mizuho Bank and Mizuho Corporate Bank)
(JPY Bn)
550
450
350
250
0
426
182
243
472
191
281
555
220
335
FY2003
FY2004
FY2005

Examples of Synergies Pursued

Mizuho Trust & Banking



Gross Profits from Real Estate Business
(JPY Bn)
Gross Profits through Group Synergies
40
30
20
10
0
47%
FY2003
FY2004
FY2005

Mizuho Securities



(Number of deals)
Number of deals with lead manager status in fixed income and equity related products by CB's customers
150
130
110
0
FY2003
FY2004
FY2005

Mizuho Investors Securities



AUM acquired through cooperation with Mizuho Bank
Total AUM of Mizuho Investors Securities
AUM acquired thorough cooperation with Mizuho Bank
(JPY Tn)
8
6
4
2
0
30%
Mar.2004
Mar.2005
Mar.2006

AUM: Asset under Management

Strategic Focuses of 3 Global Groups

Global Retail Group

Mizuho Bank

Segment	Area	Focus
Individuals	Mass-Retail	■ Increase MMC membership
Individuals	Consulting	■ Increase sales of investment products
Individuals	Loans to Individuals	■ Increase sales of non-secured loans in alliance with Orico ■ Strengthen housing loans including "FLAT35"
Individuals	Channel Network	■ Open max. 100 new type (retail only) branches
SMEs	Loans to Middle Corporations	■ Increase loans with higher risk-adjusted returns
SMEs	Loans to Small Corporations	■ Increase loans originated through Business Finance Centers
SMEs	Solution Businesses	■ Increase Non-interest Income

Mizuho Investors Securities

Pursuit of Group Synergies	■ Increase "Planet Booth" (Joint Branches with Mizuho Bank) ■ Strengthen customer referrals and securities brokerage

Global Corporate Group

Mizuho Corporate Bank

Syndicated Loan	■ Promote "Originate to Distribute" business model
International Banking	■ Enhance Profitability from Overseas Operations ■ Strengthen Global Network
Pursuit of Group Synergies	■ Cooperate with Mizuho Securities

Mizuho Securities

Equity-Related	■ Strengthen trading business and underwriting business
Investment Banking	■ Strengthen M&A business and securitization business
Pursuit of Group Synergies	■ Increase profit opportunities through group synergies and strategic alliances

Global Asset & Wealth Management Group

Mizuho Trust & Banking

Trust & Asset Management	■ Proactively allocate resources to growth areas
Pursuit of Group Synergies	■ Utilize trust banking agents ■ Strengthen customer referrals with BK and CB

Mizuho Private Wealth Management

Private Banking	■ Provide Comprehensive and Integrated Services

Global Retail Group
Mizuho Bank: Strategies for Retail Banking

Increase Profitability of "Mass-Retail" Market

Reinforce Mass-Retail Transactions centering around Mizuho Mileage Club (MMC)

■ **Increase MMC membership**
- Increase the number of new customers subscribing to an MMC Card
  - —Run promotions targeting new recruits
  - —Utilize Mizuho's corporate customer base
- Strengthen the acquisition of MMC members from existing customers
  - —Promote switching from former membership services
  - —Promote in-branch promotions by sales staff (at 100 branches per business day)
- Improve card functions
  - —Expand "Corporate Partners" affiliates
  - —Added AMEX brand version (Jan. 2006)
  - —Introduced Mizuho Suica Card in alliance with JR-East (Mar. 2006)



No. of MMC Members
(Commenced in August 2004)
(Million)
3
2
1
0
0.05
0.32
1.47
Sep. 04
Mar. 05
Mar. 06
Mar. 07
(Revised Plan)

Enhance Consulting Functions

Increase Sales of Investment Products

■ **Expand consulting sales channel**
- Increase Financial Consultants (FCs)
- Increase "Premium Salons"
- Open new type branches (max. 100)

■ **Strengthen product strategy**
- Expand sales of financial products in collaboration with 3 major U.S. banks
- Expand JGB sales to individuals
- Respond to deregulation on the sales of insurance products (lump-sum life insurance/ lump-sum endowment insurance)

■ **Enhance group synergies**
- Increase "Planet Booths" (joint branches with Mizuho Investors Securities)
- Commenced provision of Shinko Securities wrap accounts (May 2006)



Balance of Investment Products
(JPY Tn)
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
4
3
2
1
0
Mar. 04
Mar. 05
Mar. 06
Mar. 07
(Revised Plan)

Strengthen Individual Loans

Increase Loans in Alliance with Orient Corporation (Orico)

■ **Increase Captive Loans guaranteed by Orico**
- Expand Orico's affiliated merchant network by leveraging Mizuho's corporate customer base

■ **Introduce new card loans**
- Mizuho Orico Card Loans (from Jan. 2006)

Outstanding Balance: approx. 0.5Bn
Number of contracts: approx. 1,100
(As of Mar. 2006)



Balance of Captive Loans guaranteed by Orico
(JPY Bn)
500
400
300
200
100
0
69
185
393
Sep. 04
Mar. 05
Mar. 06
Mar. 07
(Plan)

Increase Housing Loans

■ **Increase housing loans**
- Expand origination channels through developers
  - 88 housing loan centers with 470 staffs
  - Extend business hours, incl. weekends
- Promote customers' refinancing from other banks and defend against customers' refinancing with other banks
- Introduced a new credit evaluation model (Jan. 2006)

■ **Promote "Flat 35"- a securitization type housing loan in alliance with the Government Housing Loan Corp.**
- Respond to the needs for long-term fixed interest rate loans



Balance of Residential Housing Loans + Flat 35
(JPY Tn)
(Including Securitized Amount*)
Flat 35
10
9
8
0
Mar. 05
Sep. 05
Mar. 06
Mar. 07
(Revised Plan)

* Approx. JPY 310Bn loans were securitized in 1H FY2004

Global Retail Group
Mizuho Bank: Strategies for SME Banking

Increase Loans to Upper-middle and Middle-sized Corporations


Mizuho's SMEs Customer Segments
(Annual Sales)
(JPY)
30 Bn
1 Bn
Upper-middle Corporations
Middle Credit Risk Corps
Middle Corporations
Small Corporations
Low
High
Internal Credit Ratings


Average Loan Balance for SMEs
(JPY Tn)
16
15
0
Positive turnaround in 2H of FY2005
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

■ **Continue to increase loan volumes**

- Utilize the strategic loan product, "Super Wide"
  - —FY2005 origination amount: approx. JPY 560Bn
- Respond to share adjustment needs of borrowers and win market share in loans
  - —Actual increase in average balance due to increased share in FY2005: approx. JPY 690Bn
- Continue to increase loans to middle credit risk corporations


Risk-adjusted Returns
(%)
1.5
1.0
0.5
0.0
Mar. 05
Mar. 06
Low Credit Risk
Middle Credit Risk

■ **Increase focus on cultivating new customers**

- Increase specialist RMs for new customers
  - —Number as of Mar. 2006: Approx. 200
- Strengthen initiatives on growth areas and businesses for loan demand
  - — Car dealers, supermarkets, staffing agencies, etc.


Origination of new loans to new customers
(JPY Bn)
Origination Amount
No. of New Customers
(No. of customers)
1,200
1,000
800
600
400
200
0
3,000
2,000
1,000
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Increase Loans to Small-sized Corporations

■ **Strengthen initiatives for small corporations**

- Establish low-cost mass-sales channel of 100 Business Finance Centers (BFC) and 600 personnel
- Utilize "Quick Partner", a standardized loan product guaranteed by Orico, and loans guaranteed by credit guarantee corporations
  - — FY2005 origination amount: approx. JPY 180Bn


Amount of Loans Originated through BFCs
(JPY Bn)
200
150
100
50
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
1H FY06 (Plan)

Promote Solution Businesses

■ **Strengthen initiatives for core business areas**

- Focus on syndicated loans, real estate and ship finance, etc.
- Actively respond to investment needs via securities brokerage services
  - — Established the Asset Management Office for Corporate (Mar. 2005)

■ **Enhance ability to respond to customer needs**

- Improve solutions-providing capability for each customer segment
  - — Develop support system that responds to needs for advisory on corporate strategy, business succession, IPOs, Defined Contribution Pension Plan and others


Fee Income from Solution Businesses
(JPY Bn)
40
30
20
10
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Global Retail Group
Mizuho Investors Securities

Results for FY2005

Significant increase in profits mainly due to increases in fee income and sales of foreign bonds through pursuit of group synergies with Mizuho Bank


(JPY Bn)
Ordinary Profits (Non-consolidated)
30
20
10
0
FY2003
FY2004
FY2005

Plan to resume dividend payments
(Ordinary dividends: JPY 2 + Special dividend: JPY 1 <per share>)

Initiatives for Strategic Challenges

- **Enhance business infrastructure and network due to expansion of operations**
  - Enhance group synergies especially with Mizuho Bank (Planet Booths, etc.)
  - Strengthen sales channels (face-to-face, Internet, call center) and improve coordination among channels
- **Improve ability to supply products in line with customer needs and strengthen marketing strategies**
- **Further improve management structure**
  - Continue to pay stable dividends as a result of establishing solid profitability along with a solid financial strength
  - Strengthen internal systems on compliance, operation management and information management

Pursuit of Group Synergies

- **Promote joint branches (Planet Booths)**
  - Promptly build network of 100 branches during FY2006

	Sep. 2003	Mar. 2004	Mar. 2005	Mar. 2006
Number of Planet Booths	6	11	41	73

- **Utilize channels of Mizuho Bank: customer referrals and securities brokerage**
  - Customer referrals and securities brokerage for FY2005: Approx. 12 thousand cases

Balance of Assets under Management (AUM) and % of AUM Acquired through Cooperation with Mizuho Bank*

* AUM acquired through corporation with Mizuho Bank / Total AUM


(JPY Tn)
Asset under Management
AUM aquired through cooperation w ith Mizuho Bank
(%)
8
7
6
5
4
3
0
30
20
10
0
Mar.2003
Mar.2004
Mar.2005
Mar.2006

- **Entered into trust agency agreement with Mizuho Trust & Banking (May 2006)**
  - Corporate Customers: securities management services
  - Individual Customers: Asset management trusts (including trusts for selling securities, etc.), "My Trusts" (fund trusts)

Global Corporate Group
Mizuho Corporate Bank

Enhance Investment Banking Business

Enhance function of providing global based solutions

- **Enhance global syndicated loan business**
  - Promote global cooperation through representatives in NY, London, Hong Kong, and Tokyo office
- **Further enhancement of the investment-banking type finance function**
  - Leveraged finance, project finance, real estate finance, etc.
- **Strengthen cooperation with Mizuho Securities, etc.**
  - Capture profit-earning opportunities, especially in the equity business


Gross Profits of Global Investment Banking Group
(Managerial Accounting Basis)
(JPY Bn)
100
80
60
40
20
0
FY2002
FY2003
FY2004
FY2005
FY2006 (Plan)
Global Financial Products Unit
Global Syndicated Finance Unit

Enhance International Business

Further increase overseas profitability and network

- **Overseas Japanese:** Maintain increasing trend for both loans and non-interest income, especially in Asia (Gross Profits growth: approx. + 20% from FY2004)
- **Overseas Non-Japanese:** Significant increase in both Loans (all regions) and fees & commissions income especially from MBOs in Europe (Gross Profits growth: approx. + 50% from FY2004)
- **Further expansion of network in all regions**


Loan Balance of Overseas Branches
(Managerial Accounting Basis)
(USD Bn)
Asia
Europe
America
60
40
20
0
Mar. 02
Mar. 03
Mar. 04
Mar. 05
Mar. 06
FY2005 Results +JPY 1.8Tn*
FY2006 Plan +JPY 1.0Tn*
*monthly average balance

Develop an Organization and Structure Befitting a Major Global Bank

Reorganization aimed at globalization

- Implemented reorganization in response to corporate activities and customer needs which are becoming more global (Mar. 2006)
  - ➔ Shifted to a global structure designed to enable an integrated domestic and overseas business management

Enhance portfolio management function

- Developed a more advanced risk brokerage function mainly for domestic and overseas credit risk by establishing a new Global Portfolio Management Unit
  - ➔ Strengthened strategic risk-taking capability

Enhance human resources management

- Strengthen recruiting, education and training by Career Development Division
- Active appointment and promotion of national staff
- Support and encourage women in the workplace

Global Corporate Group
Mizuho Securities

Results for FY2005

Despite achieving record-high Operating Revenues, Non-Consolidated Net Income was JPY 13.6Bn as a result of an extraordinary loss (JPY 40.7Bn) associated with the erroneous order

Operating Revenues & Net Income (Non-consolidated)



(JPY Bn)
100
50
0
Equity-related
Fixed Income related
Other
Operating Income
Net Income
FY2003
FY2004
FY2005

Ordinary Profits (Non-consolidated & Consolidated)



(JPY Bn)
100
50
0
Non-Consolidated
Consolidated
FY2005

Target: Consolidated Ordinary Profits of JPY 100Bn in the medium and long-term

Initiatives for Strategic Challenges

1. **Expand earnings base**
   - Develop global and customer-oriented business model and further enhance group synergies
2. **Implement business improvement measures related to erroneous order**
   - Improve the design and administration of the order system (introduced new system with alarm and order limit function)
   - Strengthen internal controls (compliance and operational risk management systems, etc.)
3. **Create profit opportunities through strategic alliances**
   - Nikko Cordial Securities: Joint-bookrunner in the Shonai Bank IPO deal (Feb. 2006)
   - Norinchukin: Promote business with agricultural cooperative financial institutions, and promote the provision of financial products
   - Monex Beans Group: Business partnership in the distribution of IPOs and POs managed by Mizuho
   - Evercore Partners: Business alliance for cross-border M&A advisory service (Feb. 2006)
4. **Promote principal finance (self-financed investments)**
5. **Promote globalization through the strengthening of business in Asia / China**
   - Established new offices in Beijing and Shanghai, as well as the new International Business Promotion Group (Sep. 2005)

Increase Earnings by Business Division

Equity Division: Trading Profits increased substantially as a result of the positive turnaround in market conditions

Trading Profits Related to Equity



(JPY Bn)
40
30
20
10
0
FY2003
FY2004
FY2005

- Both trading profits and fee income from domestic and overseas institutional investors increased substantially mainly due to improved market conditions
- In the underwriting business, the focus was on the uptake of large deals in a market showing signs of recovery especially in POs

Fixed Income Division: Successfully defended the top position in the straight bond league table

Fixed Income-related Commission Income



(JPY Bn)
15
10
5
0
FY2003
FY2004
FY2005

- Maintained the top spot on SB league tables along with top tier positions in other products
- Meanwhile, our trading income decreased under tough market conditions reflecting expectations of rising interest rates

Investment Banking Division: Achieved solid results with M&A, securitization, etc.

Other Commission Income



(JPY Bn)
30
20
10
0
FY2003
FY2004
FY2005

- M&A: Continued to lead the market
  - As the M&A market picked up, it steadily captured deals
- Structured finance: Realized large deals in securitization

Global Asset & Wealth Management Group Mizuho Trust & Banking

Sustainable Increase in Profits from Trust & Asset Management Businesses

Gross Profits from Trust & Asset Management Businesses (Non-Consolidated + Financial Subsidiary for Corporate Revitalization)



(JPY Bn)
100
80
60
0
60 (%)
50
40
0
Gross Profits from Trust & Asset Management Business
% to Gross Profits
Over JPY100Bn
FY2002
FY2003
FY2004
FY2005
FY2006 (Plan)

Proactively Allocate Resources to Growth Areas

Real Estate: Achieved new record-high Gross Profits
- Provide wide-ranging real estate solutions
- Increase sales force

Balance of Real Estate Securitization



(JPY Bn)
5,000
4,000
3,000
2,000
1,000
0
Mar.2003
Mar.2004
Mar.2005
Mar.2006
Mar.2007 (Plan)

Asset Finance: Maintained strong performance
- Develop new products and expand fund business
- Increase sales of asset finance products

Balance of Monetary Claim Trusts



(JPY Bn)
7,000
6,000
5,000
4,000
3,000
0
Mar.2003
Mar.2004
Mar.2005
Mar.2006
Mar.2007 (Plan)

Pursue Group Synergies

- **Further utilize trust agengy**
  - Entered into trust agency agreement with Mizuho Investors Securities (May 2006)
- **Promote active cooperation through the Committee for Strengthening Group Cooperation**

Results of Group Synergies in FY2005



Number of New Testamentary Trust (1,200 transactions)
57%
Monetary Claim Trust (JPY 4.6Tn)
48%
Stock Transfer Agency Business (301,000 stockholders)
99%
Gross Profits from Real Estate Businesses (JPY 34.6Bn)
47%

* % reflects the ratios of transactions referred from Mizuho Bank and Mizuho Corporate Bank to entire transactions

Profits from Group Synergies– Gross Profits from Real Estate Businesses



(JPY Bn)
40
30
20
10
0
Gross Profits through Group Synergies
FY2002
FY2003
FY2004
FY2005

Disciplined Capital Management

Disciplined Capital Management

Improvements in the Quality and Quantity of Capital

Capital Raising

- Sold treasury stocks held by Mizuho Financial Strategy (former Mizuho Holdings) (Nov. 2005)
  - Aggregate sale price: JPY 531.6Bn, Number of shares sold: 763,000
- Issued Tier 1 Preferred Securities (Mar. 2006)
  - USD-denominated: USD 600M
  - EUR-denominated: EUR 500M

Repayment of Public Funds

- Completed repurchase of all convertible public fund preferred shares to avoid dilution
- Establish a repurchase authorization[*1] to complete repurchase of remaining public funds (JPY600Bn, Non-convertible: Able to purchase and cancel at par regardless of the stock price) in FY2006

*1: Subject to the approval by the general shareholders meeting (June 27) and related authorities

Improvements in the Quality and Quantity of Capital (Composition of Consolidated Tier 1 Capital)



(JPY Bn)
Public Funds (Convertible)
Public Funds (Non-convertible)
Preferred Shares issued to Private Sector
5,000
4,000
3,000
2,000
1,000
0
3,941
1,349
600
985
1,006
4,172
866
600
980
1,725
4,555
600
980
2,975
Mar.2004
Mar.2005
Mar.2006

Consolidated BIS Capital Ratio (Mar. 2006, Preliminary Figures)

BIS Capital Ratio	11.62%	Tier 1 Capital Ratio	5.89%

Returns to Mizuho Shareholders

FY2005 (Actual)	Public Fund Preferred Shares Repurchased: JPY 943.6Bn
	Dividends Paid[*2]: JPY 79.8Bn
	Sale of Treasury Stocks: -JPY 531.6Bn
FY2006 (Estimate)	Public Fund Preferred Shares to be Repurchased: JPY 600Bn[*3] (Issue Price Basis)
	Dividends to be Paid[*2]: JPY 66.4Bn

*2 Common share dividends (to be) paid (excluding dividends on treasury stocks and the shares held by Mizuho Financial Strategy) + Private preferred share dividends (to be) paid+ Public Fund preferred share dividends (to be) paid
*3 Subject to the approval by the related authorities

Capital Management for Mizuho Trust & Banking

(1) Sold a portion (approx. 5%) of common shares held due to the changes in the Criteria for Delisting of the Tokyo Stock Exchange (FY2005) ➔ Gains on the sale: JPY 42.4Bn

(2) Plan to sell a portion of convertible preferred shares (1st Series/ Class I: JPY 150Bn) to Mizuho Trust & Banking (FY2006)

⇨ Eliminate potential dilutive effects and avoid the risk of delisting of Mizuho Trust & Banking

Capital and Dividend Policies

■ Priority list for capital management

1. Completion of repayment of public funds → Aim to complete the repayment of public funds in FY2006

2. Remaining treasury stocks held by Mizuho Financial Strategy (392 thousand shares) → Aim to repurchase and cancel the remaining treasury stocks periodically after the completion of repayment of public funds

3. Convertible preferred shares issued to the private sector (JPY 943.7Bn: Conversion period to commence from July 2008) → Consider to eliminate dilutive effects after the commencement of conversion period

■ Review Dividend Policy in balance with pursuit of growth opportunities

- Flexibly make dividend payments & conduct share repurchases → Aim to manage with the intent to provide returns to shareholders
- Strengthen capital base to support our growth strategies → Aim to raise our consolidated Tier 1 capital ratio to 7% over time

Earnings Estimates for FY2006

Earnings Estimates for FY2006

Consolidated

(JPY Bn)

		Change from FY2005
Consolidated Net Business Profits*1	1,200	+ 277 *2 (+ 138)
Credits Costs	- 90	- 143
Net Gains related to Stocks	40	- 191
Ordinary Profits	1,120	+ 198
Net Income	(Note) 720	+ 70

*1 Consolidated Gross Profits – General and Administrative Expenses (Excluding Non-recurring Losses) +Equity in Income from Investments in Affiliates and other consolidation adjustments

*2 Figure in ( ) excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn in 2H FY2005

(Note) Increase of JPY 160Bn compared with our calculation based on the Business Revitalization Plan

3 Banks

(JPY Bn)

		Change from FY2005
Net Business Profits	1,015	*3 + 245 *4 (+ 107)
Credit Costs	- 69	- 132
Net Gains related to Stocks	40	- 159
Ordinary Profits	910	*3 + 240
Net Income	645	*3 + 32

*3 Exclude JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization for FY2005 figures

*4 Figure in ( ) excludes the effect of the disposition of Unrealized Losses on bond portfolios of JPY 138Bn in 2H FY2005

In fiscal year ending Mar. 2007, we plan to pay common dividends of JPY 4,000 per share and to pay preferred dividends of the defined amount according to the terms and conditions of each preferred share issue

Breakdown of Earnings Estimates for FY2006

Consolidated Net Business Profits


(JPY Bn)
912
922
<1,200>
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
+148
Disposition of unrealized losses on bond portfolios (138)
+138
<110>
<185>
<80>
<78>
<256>
<340>
<151>
Trading & Others
Variance between Consolidated and 3 Banks (Subsidiaries, etc.)
Mizuho Trust & Banking
CB International Banking
CB Domestic Corporate Banking (Large Corporations)
Customer Groups <905>
BK Corporate Banking (SMEs)
BK Retail Banking (Individuals)
FY2004
FY2005
FY2006 <Estimates>

(Reference: 3 Banks)

	FY2004	FY2005	FY2006 <Estimates>
Net Business Profits	800	769*	<1,015>
G&A Expenses	829	810	<856>

See notes on P. 31

* Excludes JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

Profit Plans for FY2006 & Key Drivers

The Rising Interest Rates Scenario
(3-month TIBOR): (06/4) 0.1% → (06/9) 0.35% → (07/3) 0.6%
(10-year JGB): 1.7% → 1.85% → 2.0%

Customer Groups (YoY +JPY135Bn)
- ✓Interest Income: +JPY50Bn (including +JPY70Bn of deposit income due to short-term interest rate rise)
- ✓Non-interest Income: +JPY130Bn
- ✓G&A Expenses: +JPY45Bn

Retail Banking (Individuals) (YoY +JPY69Bn)	Increase of deposit income (+JPY40Bn)
	Sales of Investment Products
	Housing Loans (incl. securitization-type) and Captive Loans
Corporate Banking (SMEs) (YoY +JPY42Bn)	Loans to Middle Corporations & SMEs
	Solution Business with fee-based income
Large Corporate Banking (YoY +JPY19Bn)	Syndicated Loan arrangement & Investment Banking services
International Banking (YoY +JPY18Bn)	Loans to Japanese & Non-Japanese Corporations
	MBO finance arrangement
Mizuho Trust & Banking (YoY -JPY13Bn)	Trust & Asset Management Business

Trading & Others (YoY -JPY28Bn)
- ✓Diversification of type of investment (i.e. credit investments)
- ✓Negative effects on bond portfolios from rising interest rates environment

Subsidiaries, etc. (YoY +JPY32Bn)
- ✓Further realization of synergies among major banking subsidiaries and other group companies (i.e. securities subsidiaries)

G&A Expenses (YoY +JPY45Bn) <3 Banks>
- ✓Further reduction of Base Expenses (YoY -JPY20Bn)
- ✓Increase of Strategic Expenses in growth areas (YoY +JPY65Bn)

Notes

P.6

Fully diluted EPS: Diluted Net Income per Share of Common Stock*

*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year.

Return on Equity = Net Income / {(Total Shareholders' Equity (beginning) + Total Shareholders' Equity (fiscal year-end))/2} X 100

P.8

Yen denominated deposits of domestic branches excluding Yen-denominated non-resident deposits and Off-shore deposits

Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice

P.15

Each Global Group's Consolidated Net Business Profits

GRG: Mizuho Bank's Consolidated Net Business Profits, GCG: Mizuho Corporate Bank's Consolidated Net Business Profits,

GAWG: Mizuho Trust & Banking's Consolidated Net Business Profits + Ordinary Profits of Trust & Custody Services Bank, 3 asset management companies, and Mizuho Private Wealth Management

P.16

Flat 35: Securitization type housing loan in alliance with Government Housing Loan Corp.

Securitized Amount: approx. JPY 310Bn loans were securitized in 1H of FY2004

P.30

1. Data included on P.30 are based on the internal management data and are the aggregates for each described segment. The figures are based on the new management accounting rules which were applied from FY2005 under the "3 Global Groups organization."
2. Data on "BK Retail Banking" and "BK Corporate Banking" are for Mizuho Bank, data of "CB Domestic Corporate Banking" and "CB International Banking" are for Mizuho Corporate Bank and data on "Trading & Others" are aggregated figures for Mizuho Bank and Mizuho Corporate Bank.
3. The "Variance between Consolidated and 3 Banks" is the difference between the aggregate of Net Business Profits for the "3 Banks" and the "Consolidated Net Business Profits". In calculating the "Variance between Consolidated and 3 Banks" for FY2005, from a base of the "3 Banks", the "JPY 120Bn of dividends to the parent bank from the financial subsidiaries for corporate revitalization" has been subtracted and it had been eliminated as a part of the consolidation process.

Appendices

Appendix A
Management Controls

Credit Risk Management

- Asset quality continues to improve with higher average credit ratings, etc.
- In view of steady reduction in credit risks, implement strategic risk-taking in order to enhance profits

Improvements in Asset Quality

Average Credit Ratings


(Credit Ratings)
(2 Banks)
Weighted Average Credit Ratings (A1-E2/ 13 categories) for Claims against Normal Obligors and Watch Obligors
5 High
6
Low 7
Mar. 2003
Sep. 2003
Mar. 2004
Sep. 2004
Mar. 2005
Sep. 2005
Mar. 2006

Balance of Claims against Other Watch Obligors*


(3 Banks)
(JPY Tn)
8
6
4
2
0
Approx. 7.7
Approx. 6.4
Approx. 5.4
Approx. 4.0
Approx. 2.8
Mar.2002
Mar.2003
Mar.2004
Mar.2005
Mar.2006
Reserve Ratios
4.68%
7.53%
10.38%
8.28%
11.35%

*Banking accounts based on the Financial Reconstruction Law

Credit Risk Management

Allocated Risk Capital and Control of Unexpected Losses


Allocated Risk Capital
≧
Unexpected Losses (UL)
Credit concentration risk
Attributable to credit concentration in obligors with large exposure, etc.
Chain reaction default risk
Attributable to credit concentration in certain business sector, etc.
Establish various credit guidelines to control risk
Individual company ratings-based credit guidelines
Corporate group-based credit guidelines
Geographical area/country-based credit guidelines
Industrial sector-based credit guidelines

Allocated Risk Capital to Credit Risk

Index (Risk Capital at the beginning of 1H FY2002 = 100)


(2 Banks)
Allocated risk capital decreased in line with decrease in credit risk attributable to risk control
Implement strategic risk-taking, such as increasing loans and credit investment, etc.
100
80
60
40
20
0
1H FY2002
1H FY2003
1H FY2004
1H FY2005
1H FY2006

Sophisticated Risk Management

- Steady progress in preparation for the introduction* of Basel II (*scheduled for Mar. 2007)
- Focused on the development of risk measuring/management system and on risk return management systems aimed at further sophistication of risk management

Preparation for Basel II

- The following risk measurement approaches are scheduled to be adopted when the new rule is introduced*
  - Credit Risk... Foundation Internal Ratings Based (FIRB)
  - Operational Risk... The Standardised Approach (TSA)

  ➔ Plan to ultimately transfer both to the advanced approaches*

  * Subject to the approval by the regulatory authority
- Further enhance the internal management system
  - sophistication of the risk measuring system, data maintenance, full utilization of control self-assessment (CSA), etc.
- Effects to the Group's risk-adjusted assets as a result of the introduction of Basel II (conceptional illustration)

(Assumes risk-adjusted assets as of Sep. 2005)


Operational Risk
Market Risk
Credit Risk
Subject to new measurement
Unchanged
Reduced risk-adjusted assets
Current
Basel II

- Preliminary calculation results of outlier regulations (as of Mar. 2006)

Confirm that the "amount of the interest rate risk of the banking account* < 20% of the BIS Capital"

Risk Amount*	BIS Capital	Ratio to BIS Capital
JPY 161Bn	JPY 8,993Bn	1.8%

* A scenario of a certain stressed interest rate movement is assumed

Sophisticated Risk Management

Index (Risk Capital at the beginning of 1H FY2002 = 100)


■ Credit Risk ▩ Market Risk □ Stock Price Risk
(2 Banks)
100
80
60
40
20
0
1H FY2002
1H FY2003
1H FY2004
1H FY2005
1H FY2006

- Pursue earnings growth by means of appropriate risk taking in view of the "normalization of the risk/capital balance" through the significant reduction in Credit and Stock Price Risks
- Aim to build a management framework that strengthens the link between integrated risk management and profit plan in light of the concept of Basel II

Enhancement of Internal Controls: Listing on the NYSE

■ **Establish internal controls in line with the Sarbanes-Oxley Act ("SOX") compliance requirements and highly transparent corporate disclosures including USGAAP financial statements**

■ Enhancement of Internal Controls and Corporate Disclosures which satisfy both SOX Compliance and direction of Domestic Disclosure Controls

➢Disclosure Controls and Procedures

- Enhance corporate disclosures through the Disclosure Committee (established April 2005) system ← Design and maintain SOX 302 compliance
- Establish internal code and rules on disclosure controls and procedures → Compile into "Disclosure Policy" and publicly disclose prior to the listing
- Document processes of preparing statutory disclosure materials and commence reviews including evaluation of appropriateness at the Disclosure Committee

➢Internal Controls over Financial Reportings

- Establish integrity of financial reporting through documenting internal controls, testing and evaluating operational effectiveness in accordance with SOX Section 404 requirements by 20-F filing for FY2007

■ Enhancement of a Comprehensive Corporate Governance System

- Develop SOX compliance under the corporate auditor system : appoint (subject to the resolution at Ordinary General Meeting of Shareholders in June 2006) a financial expert for the Audit Committee, ensure the independence of outside auditors (already in place from FY2005), oversight outsourcing of both auditing and non-auditing businesses of the group to outside auditors
- Meet other SOX requirements regarding financial reportings : establish Code of Ethics, enhance the comprehensive whistleblower infrastructure

Planned Milestone


FY05
FY06
FY07
FY08
Enhancement of Disclosure Controls and Procedures
Establishment of Sec.404 Compliance on Financial Reporting
Further Strengthening the Corporate Governance System
Preparation of USGAAP Financial Statements
Revaluation (Interim)
Planned Listing
Revaluation (Interim)
Initial Filing of 20-F following the Listing
Sec.302 Certifications by CEO/CFO
Revaluation
Filing of 20-F
Sec.302 Certifications by CEO/CFO
Sec.404 Certifications by CEO/CFO

- ■ Personnel
  - No. of core staff in this project is approx. 100, whereas overall personnel involved across the group is around 1,000
- ■ Costs
  - JPY 4.8Bn was expensed as legal and auditing fees in FY05

Enhancement of CSR Activities & Pursuit of Thorough Compliance

- **Positioning Corporate Social Responsibilities (CSR) activities as one of the main pillars in our management strategy, in order to create a new corporate value and hence achieve sustainable growth**
- **Ensuring our observance of laws and regulations, and pursuing corporate activities in a fair and honest manner that conforms to the norms accepted by society**

Enhancement of CSR Activities

Support for Financial Education

- Contribute to courses at universities by dispatching lecturers from the Group companies:
  In FY2006, open courses at Hitotsubashi University, Waseda University and Keio University
- Commenced joint research with Tokyo Gakugei University on financial education in elementary, secondary and higher education (scheduled for 3 years)

Environmental Initiatives

- As Japan's first bank to adopt the "Equator Principles" (Mizuho Corporate Bank), the bank considers social and environmental impacts in underwriting project financing
- Established a system of providing preferential interest rates to companies that are engaged in environmentally-conscious management (Mizuho Bank)
- Mizuho's proposal for CO_2 reductions achieved a high rating in the Tokyo Metropolitan Government's Program for Plans to Counter Global Warming

Social Contribution Programs

- Conducted a proving test for a service whereby Mizuho Mileage Club points could be donated to support NPOs conducting social contribution activities

⇒ **The "CSR Report", a summary of our CSR initiatives, was published**
(Japanese version: February 2006, English version: May 2006)

Pursuit of Thorough Compliance

Compliance Structure

Mizuho Financial Group

- **Board of Directors**
- **President & CEO, Compliance Committee**
- **Chief Compliance Officer (CCO)**
- **Individual Units** (Head of Unit - Compliance Officer)

Compliance Management (reporting and responding)

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking, Mizuho Securities, Mizuho Investors Securities, etc.

Overview of Compliance Activities

- Formulation of compliance programs (annual action plans), and reports on implementation status and results to the Board of Directors
- Formulation of compliance manual (practical guidebook), and full dissemination of information and rigorous enforcement through compliance training for executives and employees
- Established a Compliance Hotline (point of contact for reporting) within the internal compliance divisions, and also within an external law office

Appendix B.
Strategic Focuses of Major Operating Subsidiaries

Global Retail Group

Mizuho Bank: Retail Banking Strategies (1) Enhance Profitability of “Mass-Retail Transactions”

The Membership Service Platform: ATM Card with Credit Card Function with No Annual Fee



Encourage “mass-retail customers” to upgrade their status to “targeted customers”
Increase sales of investment products and loans to individuals
Mileage Function
Retention of Customers
Cross-Sell
Mizuho Mileage Club (MMC)
ATM Card with Credit Card Function (Revolving Credit Function)
Purchase Records of Credit Card
Profits from Credit Card Business
Improve profitability of “mass-retail customers”

MMC Membership & Revenue



(No. of Members:Million)
(Revenue: JPY Bn)
Number of Members
Revenue*
0.32
1.47
FY04
FY05
FY06 (Revised Plan)

* Mizuho Bank's share of the total credit card revenue (including cross-selling to Credit Saison's customers)

Increase the Number of MMC Members, and Further Improve MMC Card Functions

Increase the Number of MMC Members

- **Promote conversion of members of the former membership program (Mizuho Value Program, “MVP”) to MMC**
  - Number of Mizuho Value Program members: approx. 7 million
- **Promote new members acquisition activities through sales promotion capabilities of Credit Saison and UC Card**
  - Invest in specialist sales staff and utilize the expertise of Credit Saison and UC Card in acquiring new members to deploy full-scale MMC sales initiatives at branches of Mizuho Bank
- **Expand application channels**
  - Have accommodated applications via internet (January 2006)
- **Promote MMC membership sales activities upon account openings by new customers**
  - New customers: More than 1 million/year

Improve Card Functions

- **Promote business alliances with top brands**
  - Credit Saison: MMC <Saison> (April 2005)
  - AMEX (January 2006)
  - JR-East: Mizuho Suica Card (March 2006)
  - NTT DoCoMo: “iD” service (scheduled for 2006)
- **Expande affiliations with Corporate Partners***
  - Added Nifty, Hakuyosha (Both in April 2006), The Lotte Group in South Korea, and Prince Hotels (Both in June 2006)
    ➔ 18 Corporate Partners in total

* Services which offer bonus points for using Mizuho Mileage Club Card (credit card) at Partner Companies, and allow Partner Company points to be exchanged into Mizuho Mileage Club points

Mizuho Bank: Retail Banking Strategies (2)
Strengthen Credit Card Strategies

Develop the Most Powerful Credit Card Business Framework and Promote Cross-selling

Develop a "Specialized + Allied" business model through business integration and aggregation



Mizuho Bank
Promote Alliance
Comprehensive Strategic Business Alliance (Dec. 2004)
Equity Participation
Other Credit Card Companies
Outsourcing Aggregation
New UC Card*
Card Issuance
Member Store Management
Processing
Next-Generation Joint Mission-Critical System
Integration
Aggregation
Outsourcing
Credit Saison
Card Issuance
Member Store Management
Processing
Goals
The most powerful third-party processor
The largest issuer in Japan

* Realigned from the direct subsidiary of Mizuho Financial Group, Inc. to that of Mizuho Bank (Oct. 2005)

- Oct. 2005: Began outsourcing of the Processing Business to UC Card
- Jan. 2006: Merger of Credit Saison and the card issuing business of UC Card → One of the largest issuing companies in Japan (Number of members: approx. 23 million)
- 1H FY2006: Began aggregation of Member Store Management Business to UC Card
- Mar. 2006: Business alliance in promoting the mobile phone credit card service "iD": 4-way alliance between NTT DoCoMo, Credit Saison, UC Card, and Mizuho Bank

Cross-sell banking products to Credit Saison customers + Increase MMC membership using Credit Saison's marketing capability



Sales of Mizuho Bank products to Credit Saison customers
Credit Saison members (Approx. 23 million)
Mizuho Bank Individual deposit accounts (Approx. 26 million)
Promote new member acquisition initiatives on MMC <Saison> by utilizing Credit Saison's expertise

Mizuho Bank: Retail Banking Strategies (3)
Strengthen Loan Business for Individuals

Further Strengthening of Captive Loans


Customers
Expand Convenient Financing Sources
Captive Loan
Mizuho
Increase Profitability by Strengthening the Loan Business to Individuals
Guarantee
Orico
Increase Profitability through Guarantee Business with no Funding

Expand Market through Expansion of the Affiliated Merchant Network

Strengthen Mizuho's captive loans at Orico's existing affiliated merchants

\+

Expand new affiliated merchants by utilizing Mizuho's corporate customer base

Number of Affiliated Merchants resulting from referrals by Mizuho (cumulative)


(Referrals)
6,000
5,000
4,000
3,000
2,000
1,000
0
Approx.800
Approx. 5,300
Mar. 05
Mar. 06

Seek further growth

Increase affiliated merchants through referrals by Mizuho Bank and Mizuho Corporate Bank
Newly affiliated merchants: approx. 4,500 (FY2005)

Orico Affiliated Merchants: approx. 600,000 retailers

Commencement of Sales of Mizuho-Orico Card Loan Products (Jan. 2006)


(Annual Income)
Mega bank card loans
Joint ventures between mega banks and consumer finance companies
Consumer finance companies

Specify Targeted Segments

Respond to needs from low credit risk customers and middle credit risk customers, respectively

Increase exposure to Middle Credit Risk Customers to whom Mizuho and Orico seek further market penetration

Platinum Plan: Product with competitive interest rates for low credit risk customers (Interest rate: 7.6%)*

Casual Plan: Product with simple application procedure for middle credit risk customers (Interest rate: 11.6% - 16.6% depending on the credit limit set)*

*As of May 2006

Balance of Unsecured Loans to Individuals


(JPY Bn)
1,000
500
0
□ Other Unsecured Loans
■ Captive Loans in alliance with Orico
185.5
393.7
Mar. 05
Mar. 06
Mar. 07
(Plan)

Mizuho Bank: Retail Banking Strategies (4)
Strengthen Loan Business for Individuals

Enhance Sales Channels

Real Estate Broker Channel (approx. 60%)

Enhancement of Housing Loan Centers

- Expand Housing Loan Centers
  Deploy 100 Housing Loan Centers and 600 RMs
  → a system that enables effective coverage of major developers and major nationwide markets
- Leverage Mizuho's Corporate Customer Base
- Strengthen RMs
  Strengthen RMs through external recruiting and training program

Strengthen Origination Capacity

Corporate Customer Channel

Enhance sales to employees of corporate customers

Strengthen business in employees of Mizuho's corporate customers (approx. 4,000 companies)

Bank Branch Channel (approx. 40%)

Promote refinancings from other banks while defending against refinancings offered by competitors

- Strengthen loan consultation capabilities
  (Extend business hours including weekends)
- Add loan balance in addition to origination amount to targets of each branch
- Strengthen consulting and sales capacity of branches by improving operation efficiency
- Continue to offer strategic interest rates to promote refinancings from other banks

Increase Value of Bank Branch Channel for Customers

Strengthen Products

Respond to the customer needs for medium to long-term fixed interest rates

- [New Customers] Promote sale of "Flat 35"
- [Refinancings] Respond to refinancing needs with Mizuho's products

Flat 35 Origination Amount


(JPY Bn)
100
50
0
1H FY04
2H FY04
1H FY05
2H FY05

"Flat 35" Market Share


BOTM +UFJ 22%
SMBC 12%
Mizuho 66%

(The Japan Financial News report)
*Number of securitized loans in FY2005

Residential Housing Loan Balance + "Flat 35*" (including securitized balance)**


(JPY Tn)
11
10
9
8
0
Flat 35*
Mar. 05
Mar. 06
Mar. 07 (Revised Plan)

* Securitization type housing loan in alliance with Government Housing Loan Corp.
** Approx. JPY 310Bn loans were securitized in 1H of FY2004

Mizuho Bank: Retail Banking Strategies (5) Enhance Consulting Functions

Increase Investment Products Sales by Enhancing Consulting Functions to Targeted Customers


Approx. 850 Thousand Targeted Customers
AUM: JPY 500M or more → PBs
AUM: JPY 100M or more → PBs
AUM: JPY 30M or more → 1st Class FCs
AUM: JPY 10M or more → 2nd/3rd Class FCs

Establishment of a Full-Fledged Private Banking Company

■ **"Mizuho Private Wealth Management"**
(Established in Oct. 2005, started operations in Nov. 2005, with a staff of 60)

Further Improvement of Products and Increase of Sales to High Net Worth Customers

■ **Enhance Business Strength**
- Introduce PB Consulting system, and increase the number of consultants including external hires (40 staffs)
- Develop tailored PB products (hedge funds investment trusts, wrap accounts, etc.)


Balance of Investment Products
(JPY Tn)
Foreign Currency Deposits
Investment Trusts (excluding MMF & Gov. Bond Fund)
Individual Annuities
5
4
3
2
1
0
Mar. 05
Mar. 06
Mar. 07 (Revised Plan)


JGBs Sold to Individuals
(JPY Bn)
1,400
1,200
1,000
800
600
400
200
0
Mar. 05
Mar. 06
Mar. 07 (Plan)

Establishment of the Best Consulting Functions

■ **Strengthen Product Strategies**
- Develop and expand sales of products affiliated with three U.S. banks (Total balance as of Mar 2006: approx. JPY 37Bn)

Mizuho-Wachovia U.S. Investment-grade Bond Fund (Jul. 2005)
Mizuho-Wells Fargo Emerging Markets Equity Open (Jul. 2005)
Mizuho-BNY Bank Loan Fund (Sep. 2005)

- Increase sales of retail-targeted JGBs
  Total sales for FY2005: approx. JPY 530Bn
  (Approx. JPY310 Bn increase from FY2004)

■ **Enhance services to targeted customers that support the consulting function**
- Increase Mizuho Premium Club Membership (Mar. 2005)
- Enhance the consulting function by taking retail-targeted JGB holdings as an opportunity
- Strengthen initiatives for securities referrals and trust banking agencies (testamentary trusts, etc.)

■ **Enhance Consulting Channels**
- Strengthen the network of 2,000 Financial Consultants (FCs)
- Accelerate installation of "Premium Salons"
- Enhance channels to promote group synergies such as "Planet Booth*"

	Mar. 2005	Mar. 2006	Mar. 2007 (Plan)
FCs	893	More than 2,000	Further Strengthen FC force of 2,000
Premium Salons	26	150	250
Planet Booths*	41	73	100

* Consulting booths of Mizuho Investors Securities in the lobbies of Mizuho Bank branches

Mizuho Bank: Retail Banking Strategies (6)
Reassemble Branch Network

Switch from cost reduction oriented to earning maximization → Review existing branches and consider opening new type (retail only) branches

Current Branch Network


Residential district
(Example)
Full Service Branch
Full Service Branch
Full Service Branch
Full Service Branch

Determine market characteristics, and measure market potential utilizing the "branch model"


(Example)
Regions where mostly retirees aged 50s-60s reside
Uncovered-Area
Regions where mostly office workers aged 30s-40s reside

New Branch Network


(Example)
Branches focused on asset management consultation
Area Member Branch
Area Member Branch
Open New Branches in Previously Uncovered Area
Centralize Operations & Back Office Functions
Optimize Scale
Reform of Branch Format
Area Core Branch (Full retail service)
Area Member Branch
Area Member Branch
Branches focused on housing loan consultation

- **Open new type (retail only) branches (max. 100 branches)**
- **Review the forms of existing branches**
- **Introduce the Area Branch System**

The Aim of Restructuring the Current Branch Network

- "Expand covered-market" through opening new type (retail only) branches and converting representative offices into branches
- Effectively strengthen the ability to capture customers, through branch redesigning and business promotion in tune with the market
- "Strengthen the ability to respond to customers' needs" by enhancing business promotion and introducing the Area Branch System

→ **Enhance capturing of customers through stronger consulting function**

Mizuho Bank: Retail Banking Strategies (7) Long-Term Image of Profit Structure

Shifting from deposits to investments presents significant business opportunities

Individuals' financial assets in Japan



(JPY Tn)
1,500
1,200
900
600
300
0
1,362
63
377
78
28
40
776
1,411
65
378
119
34
35
780
1,422
63
383
123
38
39
776
1,454
65
387
142
45
42
774
Others
Insurance & pension
Stocks
Investment trusts
Bonds
Cash & deposits
Mar.2003
Mar.2004
Mar.2005
Sep.2005

Source: Bank of Japan

Image of changes to profit structure



Profit
Time
Shift Mass-Retail Customers to Targeted Customers
Enhance consulting business to Targeted Customers*
Expand cross-selling of investment products to the customers under alliances
Sales of Investment Products
Loans to Individuals
Promote Credit Card Usage
Enhance credit card business
MMC
Expand MMC membership
Effect of interest rate rise

* Customers who have over JPY10M assets under management in Mizuho Bank

Global Retail Group

Mizuho Bank: SME Banking Strategies (1)

Increase Loans by Focusing on Customer Segments and Promote Solution Businesses

Customer Segments of Small and Medium-sized Enterprises (SMEs)

Size (annual sales)

Upper-Middle Corporations
(Including listed companies, foreign-affiliated companies, and potential IPO candidates, etc.)
Number of borrowers: approx. 5,000
Outstanding loan balance: approx. JPY 5Tn

JPY 30Bn

Middle Credit Risk Corps.*

Middle Corporations
Number of borrowers: approx. 41,000
Outstanding loan balance: approx. JPY 10Tn

JPY 1Bn

Small Corporations
Number of borrowers: approx. 58,000
Outstanding loan balance: approx. JPY 1Tn

Low — High Credit Ratings

No. of borrowers: as of Sep. 2005
Outstanding loan balance: average balance of 1H FY2005

Increase Loans

Build up loan balance
(Increase share of loans, promote refinancing from other banks; Capture share adjustment needs)

Continue to increase loans to middle credit risk corporations, which allow for higher risk-adjusted returns

Develop a system for Business Finance Centers following the deregulation regarding the use of agents for banks

Promote Solution Business

Strengthen made-to-order solutions and advisory services that meet the needs of each individual customer
⇒ Promote large loan transactions packaged with solutions and advisory services
⇒ Strengthen HQ's support for providing total solution services

Further strengthen initiatives for core and solution business

Loans to Middle Credit Risk Corps.


(JPY Tn)
12
11
0
Mar. 05
Sep. 05
Mar. 06
Monthly average amount

*Borrowers in the third and fourth grades within the five credit rating grades that are assigned to normal and other watch obligors

Mizuho Bank: SME Banking Strategies (2)

Increase Loans to Upper-Middle and Middle Corporations

Increase Share of Loans

Formulate "Preauthorized Business Direction" for each corporate customer

- **Preauthorized medium- and long-term business direction based on customer profile and banking business relationship (="Grading of Business Direction")**

Define share of loans to pursue ("Targeted Share of Loans") according to "Grade of Business Direction" and loan balance of customers

- **Undertake a multifaceted approach for customers with the highest grade for Business Direction, with the aim of achieving "main bank" status (No. of targeted customers : approx. 2,100)**


Share
Lending posture to customers with the highest "Grade for Business Direction"
100%
Targeted Share of Loans
Current Share of Loans
0%
Small
Loan Balance
Large

Utilize Unsecured Loan Products led by "Super Wide*"

FY2005 "Super Wide" origination amount: approx. JPY 560Bn

Accumulated origination amount of unsecured loan products

(Excluding loan products for small corporations)


(JPY Bn)
2,800
2,400
2,000
1,600
1,200
800
400
0
"Super Wide"
Sep. 04
Mar. 05
Sep. 05
Mar. 06
Mar. 07 (Plan)

* Core product of unsecured loans(total fund amount : JPY 1 Tn)

Actively respond to refinancing from other banks and to share adjustment needs

Mizuho Bank: SME Banking Strategies (3)

Strengthen Initiatives for Loans to New Customers

Expand Medium-term and Long-term Customer Base

FY2005 (actual) No. of New Customers: approx. 4,000, Origination Loan Amount: JPY 1,160Bn

- **Strategically align and position RMs in accordance with prospects for market demand (No. of specialist RMs: 200 (increase of 30 from Mar. 2004))**
- **Strengthen initiatives for growth areas and businesses for loan demand**
  - —Car dealers, supermarkets, staffing agencies, etc.

New Loans Origination to New Customers



(JPY Bn)
1,000
800
600
400
200
0
Origination loan amount
No. of customers
(No. of new customers)
3,000
2,000
1,000
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Increase Loans to Small Corporations

Establish Low-Cost Mass-Sales Channels

FY2005 loan origination through Business Finance Centers: approx. JPY 180Bn

- **Established 100 Business Finance Centers (BFCs) with a staff of 600**
- **Strengthen the system of support from HQ (Established the "Retail- Corporate Business Promotion Division")**
  - — Strengthen personnel training, credit management, loan business management, and the system for improving performance
- **Develop business promotion system to adapt to deregulation of banks' agencies**
  - — Allows for door-to-door sales and marketing
- **Further promote recruitment of outside experts**
- **Enhance loan products and services**
  - — "Quick Partner*" (October 2005) (* Loan Product with Orico's Guarantee)
  - — Ongoing alliance with Government Credit Guarantee Corporations, etc.

Amount of Loans Originated through BFCs



(JPY Bn)
200
100
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Mizuho Bank: SME Banking Strategies (4)

Promotion of Solution Businesses

Fee Income from Solution Businesses


(JPY Bn)
Syndicated loans/Comittment lines
Real estate finance
Securitization
Corporate bonds
M&A/MBO
Other fee income
40
30
20
10
0
2H FY04
1H FY05
2H FY05
1H FY06 (Plan)
2H FY06 (Plan)

Strengthen Initiatives for the Core Solution Businesses

Respond to financial needs

- Syndicated loan
- Real estate and ship finance
- Project finance
- Securitization
- DIP Finance

Respond to investment needs

- Securities brokerage business (Established the Corporate Management Unit in March 2005)

Improve responsiveness to customer needs

Respond to corporate management needs

- M&A / MBO
- Strengthen the ability to propose total solutions to upper-middle corporations
- Improve responsiveness to business succession needs
- Strengthen support for companies with IPO potential
- Support implementation of defined-contribution pension plans

Strengthen HQs' support

- Corporate Finance Div. — Reorganized based upon financing function and advisory functions in April 2006
- Asset Management Office for Corporate — Established in Mar. 05
- ALC Advisory Dept. — Reorganized based upon financing function and advisory functions in April 2006
- Comprehensive Financial Services Team — Established in Oct. 05
- Corporate Consultant Office — Established in Oct. 05, Targeting 500 Corps.
- IPO Promotion Project — Established in Aug. 05, Targeting 5,000 Corps.
- Defined Contribution for Pension Office — Acquired ISO9001

Global Corporate Group

Mizuho Corporate Bank: Enhance Investment Banking Business: (1) Syndicated Loan Business

Steady Growth in Market-oriented Indirect Financing

Domestic Syndicated Loan Market & League Table

(Source: Thomson Financial)

<Arranged Amount>



(JPY Tn)
25
20
15
10
5
11.0
12.1
13.1
16.2
18.7
21.2
FY2000 FY2001 FY2002 FY2003 FY2004 FY2005

<Bookrunner Actual (FY2005)>



Others
Mizuho G 38%
MUFG 20%
SMBC 27%

(Reference) Bank of Japan Statistics "Loans Syndicated and Loans Transferred"
→ JPY 25.9Tn (FY2005)

Maintaining roughly 40% market share in a growing market

Loans Traded by Mizuho Corporate Bank

(Managerial Accounting Basis)

<Number of Transactions>



(Transactions)
140
120
100
80
60
40
20
0
2H FY03
1H FY04
2H FY04
1H FY05
2H FY05

<Transaction Amount>



(JPY Bn)
400
300
200
100
0
2H FY03
1H FY04
2H FY04
1H FY05
2H FY05

Promote "Originate to Distribute" Business Model

Current status & issues

- Satisfactory achievement of incorporating new products/areas such as corporate revitalization, LBO, ABL, cross-border, public sector, etc.

Breakdown of Arrangement Amount by Mizuho CB

(Managerial Accounting Basis)



(JPY Tn)
Plain Transaction
New Products/Areas
10
5
0
FY2003
FY2004
FY2005

- Margins contracted due to intensified competition and commoditization

Promote cultivation of the multi-tiered market

- Collaboration between Global Financial Products Unit and International Banking Unit
  → Enhance origination capability by strengthening initiatives for product diversification and overseas arrangements
- Promotion of solution businesses to investors
  → Approach new investor base and higher-risk investment funds
  → Further expansion of the secondary loan market

Mizuho Corporate Bank: Enhance Investment Banking Business: (2) Investment-banking type Finance

Further Enhance the Investment-banking type Finance Function

Leveraged Finance / MBOs

- **Provide solutions for corporations leveraging the relationships with major investment funds in Japan and overseas**
  - Major acquisitions, revitalization and recapitalization, "going private", and protection against hostile takeovers
- **Further enhance fund businesses**
  - Increase investments in private equity funds
  - Expand and enhance fund businesses through Mizuho Capital Partners (MBO fund, mezzanine fund)

Leveraged Finance-Related Revenue (interest + non-interest income)*

* Including CLO-related and fund-related revenue



(JPY Bn)
(Managerial Accounting Basis)
Japan
Asia
U.S.
Europe
30
20
10
0
1H FY03
2H FY03
1H FY04
2H FY04
1H FY05
2H FY05

Project Finance

- **Ranked 5th in 2005 global arrangement** (Source: Thomson Financial)

Rank	Lead Arranger	Amount (USD M)
1	Royal Bank of Scotland	8,891.0
2	BNP Paribas	7,647.6
3	Societe Generale	7,214.3
4	Calyon	6,902.3
5	Mizuho Financial Group	5,530.1

- **Overseas market**
  - Strengthen approach to emerging markets and the Middle East
  - Promote CSR initiatives (through the "Sustainable Development Department")
- **Domestic market**
  - Capture financing needs related to PFI, the environment and deregulation

Real Estate Finance

- Strengthen arrangement capabilities by offering total finance packages including senior debt and mezzanine/equity
- Enhance advisory function for real estate finance
- Number of Arrangements: approx. 28, Amount: approx. JPY 0.4Tn (total from Apr. 2005 to Mar. 2006)

Mizuho Corporate Bank: Enhance Overseas Operations

Enhance Overseas Profits & Customer Base

Overseas Japanese

- **Expand customer base**
  - Approach targeted new customers in areas surrounding new offices
  - Capture the needs of Mizuho Bank's customers to expand overseas
- **Increase in loans during FY2005: USD 2.4Bn**
  - Continue trend for expansion, especially in Asia

Overseas Non-Japanese

- **Expand customer base by investing in management resources**
- **Increase in loans during FY2005: USD 14.9Bn**
  - Expansion mainly in corporate loans and project finance


Loan Balance of Overseas Branches
(Managerial Accounting Basis)
(USD Bn)
Japanese
Non-Japanese
60
40
20
0
Mar. 02
Mar. 03
Mar. 04
Mar. 05
Mar. 06


Overseas Profits (Gross Profits)
(Managerial Accounting Basis)
(USD M)
Japanese
Non-Japanese
1,000
800
600
400
200
0
FY02
FY03
FY04
FY05

Improve Asset Efficiency

Expand the Market-Oriented Indirect Financing Model

- **Increase product-related revenues (MBOs, etc.)**
  - MBO revenues in Europe increased by almost 90% compared to FY2004, marking a new historical high
  - Expand MBO business into other regions such as Asia
  - Accelerate expansion of asset management business (CLO structuring & distribuiting)
- **Develop CLO and other securitization schemes**
  - Expand new deal flow given the prospects for sustainable growth in the overseas non-Japanese business by facilitating balance sheet turnover

Expand Operating Network

- **Expand network through opening new offices**

<FY2005>

Asia Corporate Banking Division (May 05), Americas Credit Investment & Management Division (Oct. 05), Houston Rep. (Aug. 05), Atlanta Rep. (Feb. 06)

<FY2006(plan)>

New Delhi Branch (May 06), Wuxi Branch (scheduled for 1H FY06), Ho Chi Minh City Branch (scheduled for Oct. 06)
Look to expand network in Asia including China, and Europe

Mizuho Securities: Status in the League Table

Domestic Equity League Table
(Total of IPOs, POs, CBs, REITs, FY2005)

Rank	Company	Amount (JPY Bn)	Share (%)
1	Nomura	1,092.9	23.3
2	Daiwa SMBC	1,048.9	22.3
3	Nikko Citigroup	712.4	15.2
4	Mizuho Securities	370.3	7.9
6	Shinko Securities	167.0	3.6
8	Mizuho Investors Securities	68.5	1.5

M&A Advisory Ranking
(Completed deals; January to December, 2005)

Rank	Company	Deals	Share (%)
1	Nomura	131	8.5
2	Mitsubishi UFJ Financial Group	130	8.4
3	Mizuho Financial Group	96	6.2
4	Nikko Cordial	73	4.7

(Japanese target, any acquirer nation)

Straight Bond League Table (Underwritten amount, FY2005)

Rank	Company	Amount (JPY Bn)	Share (%)
1	Mizuho Securities	1,831.2	19.3
2	Nomura	1,817.8	19.1
3	Daiwa SMBC	1,523.1	16.0

(Includes Samurai bonds and local gov't bonds, but excludes bank debentures, self issue, and retail targeted)

ABS Bookrunner League Table (FY2005)

Rank	Company	Amount (JPY Bn)	Share (%)
1	Mizuho Financial Group	752.5	22.5
2	Daiwa SMBC	722.6	21.7
3	Nomura	473.1	14.2
4	Citigroup	410.0	12.3

(Domestic Public/Private issue + Euro Bond)

(Sources) I-N Information Systems, Thomson Financial, etc.

Mizuho Trust & Banking: Real Estate Business & Asset Finance Business

Real Estate Business

■ Increase profits by providing a wide range of real estate solutions

Real Estate Securitization Business



Owners of Real Estate
Sale of beneficiary right
SPV/J-REIT
Trusted buildings
Trusted lands
Trust beneficiary rights
Borrowings (non-recourse loans, corporate bonds, etc.)
Investments
Capital
Investments, loans, corporate bonds
Investors
Entrustment of real-estate management
Accounting, transfer agency, asset safekeeping (in the case of J-REIT)
Investments, loans, corporate bonds
Securitization arrangements, investment advice
Mizuho Trust & Banking

⇨ Increase profit-earning opportunities as the real estate securitization market expands

■ Proactive investment in sales force and enhancement of sales capability
- Increase staff to the Real Estate Unit and strengthen the functions of the real estate sales subsidiary

Real Estate Transactions



(JPY Bn)
800
600
400
0
FY2002
FY2003
FY2004
FY2005

Asset Finance Business

■ In light of favorable conditions in the CLO and financial receivables market, strengthen new products development and expand fund business by actively investing management resources

Balance of Monetary Claim Trusts



(JPY Bn)
7,000
5,000
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

■ Active sale of asset finance products
- Balance of "Chochiku-no-Tatsujin" (individuals-targeted financial product) surpassed JPY 600Bn

Sales of Asset Finance Products



(JPY Bn)
1,200
1,000
800
600
400
200
0
"Chochiku-no-Tatsujin"
Mar. 2005
Mar.2006
Mar.2007 (Plan)

Mizuho Trust & Banking: Private Banking Business, Pension Trust Business, and Stock Transfer Agency Business

Private Banking Business

■ Expand business related to testamentary trusts and asset management in line with expansion of the trust banking agency functions

Testamentary Trusts


(Transactions)
12,000
10,000
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

■ Increase new counterparties, such as trust banking agency agreements with Mizuho Investors Securities

■ Provide trust products and services to high-net worth customers
- —Develop and increase sales of products that meet asset management needs of high-net worth customers across the group, such as Mizuho Private Wealth Management (see below)

Balance of Investment Trusts & Individual Annuities (for individuals)


(JPY Bn)
600
400
0
Mar.2005
Mar.2006
Mar.2007(Plan)

Mizuho Private Wealth Management (started operations in Nov. 2005)
- —As Japan's first fully-fledged private banking company, provide "comprehensive and integrated services" similar to those of companies in Europe and the U.S.
- —Strengthening its consulting functions through the "Integrated Asset & Liabilities Management Reports"

Pension Trust Business

■ Seize opportunities for entrusted assets and increase custody of pension management business, by fully utilizing trust banking agency functions and expanding its product lineup

Balance of Defined Contribution Pensions

(including agreements directly with Trust & Custody Services Bank)


(JPY Bn)
800
600
400
200
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

Stock Transfer Agency Business

■ Promote listed companies to change their trust arrangements to Mizuho, and increase new trust arrangements for companies which are not yet listed, in anticipating induction of the stock certificates non-issuance system (scheduled for 2009)

Clients of Stock Transfer Agency Business

(excluding foreign stock)


(Companies)
1,200
1,000
0
Mar.2005
Mar.2006
Mar.2007 (Plan)

Shinko Securities: Performance & Business Plan

Results for FY2005

Substantial increase in profits mainly due to an increase in brokerage fees, sales of investment trusts and foreign bonds resulting from favorable market conditions

Ordinary Profits (Non-consolidated)



(JPY Bn)
40
30
20
10
0
FY03
FY04
FY05

Fourth Medium-term Business Plan (to March 2009)

(Medium-term Targets)
Assets Under Management: more than JPY 20Tn
Ordinary Profits: more than JPY 50Bn
ROE: more than 10%
Credit rating higher than "A"

- **Retail Division**
  - Retail assets under management: JPY 12Tn (Mar. 2006: JPY 8.2Tn)
- **Corporate Division**
  - IPO: top level lead arranger
  - Corporate finance: top 3 lead arranger (targeting companies with total market capitalization of less than JPY 100Bn)
  - M&A business: top 10 advisor for deals completed
  - Investment management business: earnings growth through a new investment business model
  - Expansion of the fund management business
- **Products Division**
  - Establishment of market presence (Share of stock basket/block transactions / OTC bond transactions: 5%)

Long-term Ratings as of May 29, 2006: BBB (R&I), BBB+ (JCR)

Steady Strengthening of Earnings Base other than Equity-related Business

- **Strong sales of investment trusts and foreign bonds**
  - Enhance product lineup centered around equity investment trusts

Sales of Equity Investment Trusts



(JPY Bn)
600
400
200
0
FY03
FY04
FY05

Sales of Foreign Bonds



(JPY Bn)
300
200
100
0
FY03
FY04
FY05

- **Increase Wrap Accounts (Shinko Asset Management Wrap)**
  - Accumulated number of accounts: 2,912
  - Accumulated sales amount: JPY 75.9Bn (as of Mar. 2006)
- **Underwriting performance: ranked 3rd in retail-targeted corporate bonds, and 6th in IPOs and POs**

Pursuit of Group Synergies

- **Mizuho Corporate Bank**
  - Investment Banking Business: restructure the organizational network and strengthen coordination with the bank's regional sales units
  - Securities Brokerage Business: alliance with regional financial institutions via sale of privately placed structured bonds
- **Mizuho Bank**
  - Two joint branches (Marunouchi-Chuo and Umeda branches)
  - Promotion of market consultation business*
  - Commencement of provision of Japan's first Wrap Account through securities brokerage business service (May 2006)

* Business whereby a bank introduces a client company, which is planning to raise funds in the market, to a securities company, and the securities company pays a portion of the underwriting commission to the bank

Group Synergies in FY2005 (Examples)

Mizuho Bank

Mizuho Corporate Bank	Deals with Japanese customers in overseas markets ➢ 2,070 (+50%)
Mizuho Trust & Banking	Testamentary trust contracts and processing ➢ 1,120 (+90%) Real estate related business (including securitization) contracts ➢ 1,540 (+5%)
Mizuho Investors Securities	Referral contracts of investment products for corporate and retail customers ➢ 11,520 (+6%) Referral contracts of fund raising by corporate customers ➢ 500 (approx. 4.7 times)
Mizuho Capital	Investment deals ➢ 180
UC Card	New member stores acquired ➢ 750

Mizuho Corporate Bank

Mizuho Bank	Retail products for employees of corporate customers (accounts for payrolls, housing loans for employees, etc.) ➢ 1,070 companies (+20%)
Mizuho Trust & Banking	Real estate related business (including securitization) contracts ➢ 510 (+30%)
Mizuho Securities	Deals with lead manager status in equity-related products ➢ 18 (-7deals) Deals with lead manager status in debt-related products ➢ 116 (+19deals)
Shinko Securities	Underwriting fees and securities sales commissions ➢ +20% from FY2004
Asset Management Companies	Companies introduced to investment or investment trust business ➢ 420 companies (approx. twice)

Figures are number of deals, figures in ( ) indicate changes in percentage or the number of transactions from FY2004

Appendix C.
Financial Data

■ Financial Results for FY2005

■ Risk Management - Asset Quality/Stock and Bond Portfolio

Overview of Financial Results for FY2005

- Consolidated Gross Profits increased 7.4% from FY2004, excluding the disposition of unrealized losses on bond portfolios in March 2006 (JPY 138.5Bn). This is due to steady increases in income from Customer Groups, including the retail banking segment and solid increase in profits from our group companies
- Consolidated Net Income amounted to JPY 649.9Bn, an increase of approximately JPY 330Bn if the special factor* of the previous fiscal year is excluded. This increase can be attributed mainly to Reversal of Reserves for Possible Losses on Loans and the recording of Net Gains related to Stocks, as well as the favorable profit performance of Customer Groups *The effect of the JPY 308.4Bn Supreme Court judgment regarding the Japan Housing Loan, Inc.
- Consolidated BIS Capital Ratio was secured at a sufficient level of 11.62% as a result of the recording of Net Income, the secondary offering of treasury stock and the issuance of preferred securities, even after repayment of public funds of JPY 866.4Bn on an issue-price basis

(Reference)

(JPY Bn)	Consolidated	Change from FY2004	3 Banks	Change from FY2004
Gross Profits	2,002	9	* 1,698	72
Net Interest Income	1,062	-43	1,112	83
Net Fee & Commission Income and Fiduciary Income	634	98	* 456	78
Net Trading Income	204	39	33	-10
Net Other Operating Income (including Net Gains Related to Bonds)	100	-85	96	-79
General & Administrative Expenses	-1,095	-3	-810	18
Net Business Profits*	922	9	* 889	89
Credit Costs	53	147	63	125
Net Gains related to Stocks	231	21	199	5
Ordinary Profits	921	263	* 789	371
Net Extraordinary Gains	59	-226	146	-234
Net Income	649	22	* 732	150
ROE**	14.9%	+ 6.4%		

* Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other consolidation adjustments

ROE = Net Income* / ((Opening Shareholders' Equity + Closing Shareholders' Equity) / 2)
*** Excluding a special factor (the effect of Supreme Court's judgment)

* Includes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization

	Consolidated	Change from FY2004	3 Banks	Change from FY2004
Disclosed Claims under the FRL (bank accounts + trust accounts)	1,087	-509	1,052	-442
Net Deferred Tax Assets	295	-707		
BIS Capital Ratio (Preliminary)	11.62%	- 0.29%		

Analysis of Changes (Consolidated)

<Business Results> (Changes from FY2004)

➢ Net Interest Income **Decreased 43.7Bn**
- Decreased from FY2004 mainly as a result of decline in the interest margins as well as decrease in the average balance of domestic loans including claims against Watch Obligors

➢ Net Fee and Commission Income, Fiduciary Income **Increased 98.8Bn**
- Increased in fee income related to investment trusts and individual annuities, income from the solution and overseas businesses, and profits from the trust and asset management businesses

➢ Net Trading Income + Net Other Operating Income **Decreased 45.7Bn**
- Disposition of Unrealized Losses on bond portfolios (2H of FY2005: -JPY 138.5Bn*)
  * Breakdown of losses: BK: -JPY 75.4Bn, CB: -JPY 58.4Bn, TB: -JPY 4.6Bn

➢ Credit Costs **Decreased 147.1Bn**
- Net gains of JPY 53.2Bn as a result of Reversal of Reserves by asset quality improvement

➢ Net Gains related to Stocks
- Gains of JPY 44.2Bn on sale of stocks associated with credit and alternative investments and gains related to preferred stocks acquired in corporate revitalization deals
- Gains on sales of a part of Mizuho Trust & Banking stocks (1H of FY2005: JPY 42.4Bn)

➢ Other Expenses
- Losses due to the bond portfolio restructuring (1H of FY2005: -JPY 85.3Bn)

<NPLs & DTAs> (Changes from Mar. 2005)

➢ Balance of Non-Performing Loans (NPLs) **Decreased 509.2Bn**
- NPL ratio decreased to 1.41% and net NPL ratio also decreased to 0.47% (3 Banks)

➢ Net Deferred Tax Assets (DTAs) **Decreased 707.1Bn**
- Ratio of Net DTAs to Consolidated Tier 1 fell to 6.4%

Overview of Financial Results of Other Major Group Companies

- **The variance of Net Business Profits between Consolidated and 3 Banks: JPY 153.2Bn* (increase of JPY 40.7Bn from FY2004)**
  (of which the Group securities companies accounted for approx. +JPY 102Bn)
  This reflects the Group's comprehensive profitability, centering on the Group securities companies
  * Excludes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization

Group Securities Companies (Non-Consolidated)

Ordinary Profits reached record-high levels as a result of strengthening of group synergies and substantial increases in trading income, reflecting the favorable market environment

Mizuho Securities

Ordinary Profits reached a record high, mainly due to the significant increase in commission income backed by a strengthened cooperation with Mizuho Corporate Bank, and the increase in trading income supported by the favorable market environment. Net Income, however, decreased as a result of recording Extraordinary Losses of JPY 40.7Bn associated with the placement of the erroneous order.

(JPY Bn)

	FY2005	Change from FY2004
Net Op. Income	127	34
G&A Expenses	-66	-13
Ordinary Profits	62	22
Net Income	13	-10

Mizuho Investors Securities

As a result of favorable sales of structured bonds and the increase in commission income, owing to synergy effects with Mizuho Bank, Net Income increased by JPY 19.2Bn to JPY 24.9Bn. On the back of this strong performance, it eliminated its deficit carried forward and plans to resume payment of dividends.

	FY2005	Change from FY2004
Net Op. Income	83	38
G&A Expenses	-50	-13
Ordinary Profits	32	24
Net Income	24	19

Shinko Securities

(An affiliate under equity method, equity ratio under equity method: approx. 15%)

Net Income increased 4.6 times since its level of FY2004 to reach JPY 31.4Bn. This increase was attributed to the realization of group synergies in investment banking and securities brokerage, and to increase in stock brokerage commission, reflecting the good market environment.

	FY2005	Change from FY2004
Net Op. Income	140	37
G&A Expenses	-103	-9
Ordinary Profits	39	27
Net Income	31	24

Breakdown of the Variance of Net Business Profits between Consolidated and 3 Banks

(Excludes JPY 120Bn in dividends from the financial subsidiaries for corporate revitalization)

Consolidated Net Business Profits



(JPY Bn)
900
700
0
912.5
922.5
800.0
769.2
3 Banks
FY2004
FY2005

Major Factors of Variance (JPY 153.2Bn)
(Change from FY2004: +JPY 40.7Bn)

- **Group Securities Companies**
  (3 companies on the left column):
  approx. +JPY 102Bn
  (approx. +JPY 53Bn from FY2004)
- **Mizuho Credit Guarantee**
  (credit guarantee business):
  approx. +JPY 35Bn
  (approx. +JPY 4Bn from FY2004)
- **Mizuho Information & Research Institute (information processing services):**
  approx. +JPY 12Bn
  (approx. -JPY 1Bn from FY2004)
- **UC Card:**
  approx. +JPY 6Bn
  (approx. -JPY 16Bn* from FY2004)
  * effect of transferring card issuing business to Credit Saison
- **Profits of other subsidiaries and elimination of intra-group dividends**

Performance of each Global Group by Business Segment (1)

(JPY Bn)

Consolidated Net Business Profits	FY2005 (Actual)	Change from FY2004
Gross Profits	1,431.8	+39.9
G&A Expenses	-666.7	+2.0
Customer Groups	765.1	+41.8
Gross Profits	※ 268.4	+31.3
G&A Expenses	-144.1	+16.1
Trading & Others	※ 124.2	+47.3
Gross Profits	※ 1,700.2	+71.0
G&A Expenses	-810.9	+18.1
3 Banks (incl. revitalization subs.)	※ 889.2	+89.2
Ordinary Profits (2 Securities Subs)	95.4	+47.0
3 Banks + 2 Securities Subs	※ 984.6	+136.2
Variance between Consolidated and 3 Banks	※ 33.2	-79.2
Consolidated Net Business Profits	922.5	+9.9

※ Include JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

<Global Retail Group>

	FY2005 (Actual)	Change from FY2004
Gross Profits	282.5	-6.6
G&A Expenses	-201.4	+5.1
Retail Banking	81.1	-1.5
Gross Profits	552.2	+26.4
G&A Expenses	-253.7	+10.3
Corporate Banking	298.5	+36.7
Gross Profits	48.2	-36.9
G&A Expenses	-62.1	+16.5
Trading & Others	-13.8	-20.3
Gross Profits	882.9	-17.1
G&A Expenses	-517.2	+31.9
MHBK Net Business Profits (including revitalization subsidiary)	365.7	+14.8
MHIS Ordinary Profits	32.6	+24.3
MHBK Consolidated Net Business Profits	439.7	+44.8

Overview

- [Customer Groups] Despite the positive turnaround in the balance of domestic loans in the latter part of the first half, domestic loan interest income decreased from FY2004. This was mainly due to the decrease in loan spreads caused by tougher competition and the decrease in the balance of claims against Watch Obligors. However, this decrease was more than offset by the considerable increase in Non-Interest Income (domestic and international) such as fee income from the growing retail banking sector, solutions and overseas businesses, and trust & asset management business of MHTB, in addition to the increase in overseas interest income. As a result, Net Business Profits increased by approximately JPY 42Bn from FY2004.
- [Trading & Others] Earnings have built up steadily in the credit investments and trading business. A loss resulted from the disposition of unrealized losses on bond portfolios, in this March in light of the movements in domestic and U.S. interest rates (BK & CB total: JPY 133.8Bn). If this loss is excluded, earnings increased virtually compared to weak results of FY2004. In addition to the loss resulting from the disposition of unrealized losses on bond portfolios (negative effect), if the one-off special factor of JPY 120Bn dividends from the financial subsidiaries for corporate revitalization (positive effect) is also excluded, overall Net Business Profits for the "Trading & Others" increased compared to FY2004.
- [Consolidated Net Business Profits] In addition to the above, reflecting the good performances of securities subsidiaries, Consolidated Net Business Profits increased by about JPY 10Bn from FY2004. When the effects from the disposition of unrealized losses on bond portfolios in the second half are subtracted, Consolidated Net Business Profits increased **virtually by about JPY 150Bn**. (Note: The effect of the dividends received from the financial subsidiaries for corporate revitalization (JPY 120Bn) has been eliminated as part of a consolidation process.)

Mizuho Bank (MHBK)

- [Retail Banking] While movement in the housing loan balance was moderate, it did shift to a positive trend. Origination amounts for the "Flat 35," in alliance with the Government Housing Loan Corp., and for "Captive Loans," in alliance with Orico, also increased steadily. In addition, sales of investment products are expanding strongly, especially in investment trusts and individual annuities. As a result, if the special factor, namely the gain from the securitization of housing loans in the previous fiscal year (JPY 15.9Bn), is excluded, Net Business Profits increased virtually by about JPY 14Bn from FY2004.
- [Corporate Banking] With respect to lending, although the loan balance to targeted Middle Credit Risk Corporations increased, overall loan interest income decreased, mainly as a result of the decline in loan spreads caused by tougher competition. However, this decrease was more than offset by the increase in Non-Interest Income, which is mainly attributed to the solutions business and foreign exchange and derivatives. Helped further by the benefits of cost cutting, Net Business Profits increased by about JPY 37Bn from FY2004.
- [Trading & Others] In addition to the good performance of the trading income, credit investments also contributed steadily to earnings. Benefits were also realized through cost cutting. If the loss resulting from disposition of unrealized losses on bond portfolios in this March in light of the movements in domestic and U.S. interest rates is excluded (JPY 75.4Bn), Net Business Profits in "Trading & Others" increased, virtually, from FY2004.

Mizuho Investors Securities (MHIS)

- As a result of a larger underwriting business and favorable sale of structured bonds, especially foreign bonds, owing to the realization of synergies with MHBK, Ordinary Profits increased by about JPY 24Bn to reach a level approximately four times that of FY2004.
  On the back of this strong performance, MHIS eliminated its deficit carried forward and plans to resume the payment of dividends.

Performance of each Global Group by Business Segment (2)

(JPY Bn)

<Global Corporate Group>

	FY2005 (Actual)	Change from FY2004
Gross Profits	318.7	-24.2
G&A Expenses	-82.0	-1.3
Domestic Corporate Banking	236.7	-25.5
Gross Profits	112.0	+26.0
G&A Expenses	-51.7	-5.5
International Banking	60.3	+20.5
Gross Profits	※ 220.2	+68.3
G&A Expenses	-82.0	-0.4
Trading & Others	※ 138.1	+67.9
Gross Profits	※ 650.9	+70.1
G&A Expenses	-215.7	-7.2
MHCB Net Business Profits (including revitalization subsidiaries)	※ 435.1	+62.9
MHSC Ordinary Profits	62.7	+22.7
MHCB Consolidated Net Business Profits	※ 366.4	-25.2

※ Include JPY 120Bn of dividends from the financial subsidiaries for corporate revitalization (as intra-company dividends)

<Global Asset & Wealth Management Group>

	FY2005 (Actual)	Change from FY2004
Gross Profits	166.3	+18.0
G&A Expenses	-77.9	-6.5
MHTB Net Business Profits (including revitalization subsidiary)	88.3	+11.5
Group Companies' Ordinary Profits (※※), etc.	12.2	+5.3
Global Asset & Wealth Management Group Total	100.5	+16.8

※※ Trust & Custody Services Bank, 3 Asset Management Companies, Mizuho Private Wealth Management

Mizuho Corporate Bank (MHCB)

- [Domestic Corporate Banking] Although the decreasing loan balance bottomed out during FY2005, loan interest income continued to decrease significantly, mostly as a result of the decrease in loan spreads caused by tougher competition. In addition, due to the sluggish growth in fee income from syndicated loan arrangements, Non-Interest Income remained virtually on par with FY2004. As a result, Net Business Profits were down by about JPY 25Bn from FY2004.
- [International Banking] In addition to the growth in income from business with Japanese corporations, there was a significant increase in income from non-Japanese corporations (both interest and non-interest income), especially from MBOs in Europe. As a result, Net Business Profits increased substantially by about JPY 20Bn from FY2004, an increase in excess of 50%.
- [Trading & Others] While sources of profits continued to diversify thanks to credit investments such as securitization products, a loss from the disposition of unrealized losses on bond portfolios was recognized in light of the movements in domestic and U.S. interest rates (JPY 58.4Bn) in the second half of FY2005. If this loss (negative factor) is excluded, and if the JPY 120Bn dividends received from the financial subsidiaries for corporate revitalization (positive factor) are also excluded, overall Net Business Profits in "Trading & Others" were virtually on par with FY2004.

Mizuho Securities (MHSC)

- On the back of strengthened synergy effects with MHCB, and mostly as a result of excellent equity-related income, Ordinary Profits increased substantially by about JPY 23Bn from FY2004, an increase of in excess of 50%.

Mizuho Trust & Banking (MHTB)

- While Gross Profits in the banking business increased only slightly from FY2004, there was a significant increase in income from the focused trust and asset management business, including pension and asset management and the real estate businesses, where synergy with the other Mizuho Group companies is being pursued. (The share of the trust and asset management business in the overall Gross Profits increased to 58.4%.) As a result, while there was a slight increase in G&A Expenses, Net Business Profits increased by JPY 11.5Bn from FY2004. However, if we take the special factors for FY2005 into consideration, namely the recording of gains on sales of loan assets in the loan trust account (+JPY 11.5Bn), the loss from the disposition of unrealized losses on bond portfolios in the second half (-JPY 4.6Bn), and the effect of the change in the accounting treatment for accrued fiduciary income (+JPY 2.1Bn), the increase from FY2005, virtually, is JPY 2.5Bn.

Notes

1. Data included in the figures on P.61 and P.62 are based on the internal management data and are the aggregates for each described segment in accordance with the FY2005 management accounting rules. Consequently, some of the figures for FY2004 may be different from previously disclosed figures.
2. "3 Banks + 2 Securities Subs" in the "Consolidated Net Business Profits" is a simple aggregate.
3. "Customer Groups" for 3 Banks in the "Consolidated Net Business Profits" represents the sum of MHBK's "Retail Banking" and "Corporate Banking," MHCB's "Domestic Corporate Banking" and "International Banking" and MHTB.
4. MHBK's results for "Retail Banking" in FY2004 include the gain of JPY 15.9Bn from securitization of housing loans. MHCB's results for "Trading & Others" in FY2005 include the dividends of JPY 120Bn from the financial subsidiaries for corporate revitalization. MHTB's results for FY2005 include the affected amount of JPY 2.1Bn due to change in the accounting treatment for accrued fiduciary income, and gains on sales of loan assets in the loan trust account of JPY 11.5Bn. Furthermore, a loss from the disposition of unrealized losses on bond portfolios in March 2006 (JPY 138.5Bn) is included in MHBK's "Trading & Others" (JPY 75.4Bn), MHCB's "Trading & Others" (JPY 58.4Bn) and MHTB (JPY 4.6Bn), respectively. Each of these is also included in the figures for the corresponding sector in the "Consolidated Net Business Profits."
5. "Total" in "Global Asset & Wealth Management Group" is a simple aggregate of MHTB's "Consolidated Net Business Profits" and the "Ordinary Profits" of TCSB, the three asset management companies and MHPW (without applying equity method, etc.).

Analysis of Profit and Loss Statement

(JPY Bn)

	FY2005	Change	FY2004
Consolidated Gross Profits	2,002.4	9.3	1,993.0
Net Interest Income	1,062.6	-43.7	1,106.4
Fiduciary Income	78.8	15.5	63.2
Credit Costs for Trust Accounts	-1.4	1.3	-2.7
Net Fee and Commission Income	555.9	83.3	472.6
Net Trading Income	204.9	39.8	165.0
Net Other Operating Income	100.0	-85.6	185.7
General and Administrative Expenses	-1,095.2	-3.8	-1,091.3
Consolidated Net Business Profits *	922.5	9.9	912.5
Expenses related to Portfolio Problems + Provision for General Reserve for Possible Losses on Loans	-84.7	147.2	-231.9
Losses on Write-offs of Loans	-37.1	124.2	-161.4
Net Gains related to Stocks	231.5	21.1	210.3
Equity in Income from Investment in Affiliates	9.1	7.7	1.4
Other	-142.1	82.0	-224.1
Ordinary Profits	921.0	263.6	657.4
Net Extraordinary Gains	59.0	-226.5	285.5
Reversal of Reserves for Possible Losses on Loans, etc.	139.3	-1.3	140.7
Income before Income Taxes and Minority Interests	980.1	37.0	943.0
Income Taxes - Current	-64.0	-44.2	-19.8
- Deferred	-185.0	50.1	-235.2
Minority Interests in Net Income	-81.1	-20.5	-60.6
Net Income	649.9	22.5	627.3

* Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other Consolidation adjustments

	FY2005	Change	FY2004
Credit-related Costs (including Credit Costs for Trust Accounts)	53.2	147.1	-93.9

Analysis of Changes

➢ Net Interest Income
- Decreased from FY2004 due to decline in interest margins caused by tougher competition in lending businesses and decrease in the average balance of our domestic loans including those against Watch Obligors.

➢ Fiduciary Income
- Increased due to the effect of the change in accounting standards for recording Fiduciary Income (JPY 2.0Bn), and recorded gains on sales from the securitization of loans in the Loan Trust Account (JPY 11.5Bn)

➢ Net Fee and Commission Income
- Increased in areas such as syndicated loans, other solution business-related, and investment trusts and individual annuities resulting from the enhancement of our sales force

➢ Net Other Operating Income
- Disposed unrealized losses on bond portfolios (2H of FY2005: -JPY 138.5Bn)

➢ General and Administrative Expenses
- Increased in line with the expanded operations of the securities subsidiaries (Simple aggregation of Mizuho Securities and Mizuho Investors Securities: +JPY 26.9Bn)

➢ Net Gains related to Stocks
- Gains on sales of stocks associated with credit and alternative investments (JPY 44.2Bn)
- Gains on sales of a part of Mizuho Trust & Banking stocks (JPY 42.4Bn)

➢ Other (Net Non-recurring Gains (Losses))
- FY2004: Write-offs of deferred hedge losses (-JPY 67.0Bn), Valuation losses on investments in overseas subsidiaries (expenses for realizing foreign currency translation losses related to Yen-based capital in overseas subsidiaries) (-JPY 59.6Bn), Expenses on IT Systems Integration and losses on disposal of software (-JPY 55.5Bn)
- Disposition of unrealized losses due to bond portfolio restructuring (1H of FY2005: -JPY 85.3Bn)

➢ Net Extraordinary Gains
- FY2004: A special factor associated with the Supreme Court judgment regarding the Japan Housing Loan, Inc. (including Reversal of Reserve for Contingencies (JPY 233.2Bn))
- A loss resulting from the placement of erroneous order (Mizuho Securities: -JPY 40.7Bn)
- A loss on a decline in the value in use of software as a result of revising system strategies (TB, etc.: -JPY 18.9Bn)
- Losses on Impairment of Fixed Assets (+JPY 44.7Bn)
  - Losses on Impairment of Fixed Assets in FY2005: -JPY 22.3Bn
  - Losses resulting from early adoption of accounting for Impairment of Fixed Assets in FY2004: -JPY 67.1Bn
- Adjustment related to the review of the method used to calculate Employee Retirement Benefits (-JPY 14.4Bn)

Non-Consolidated

Analysis of Profit and Loss Statement of Mizuho Financial Group, Inc. (Holding Company)

(JPY Bn)

	FY2005	Change	FY2004
Operating Income	128.9	102.4	26.4
Cash Dividend Received from Subsidiaries and Affiliates	112.5	98.7	13.7
Fees and Commission Received from Subsidiaries and Affiliates	16.4	3.7	12.7
Operating Expenses	-13.4	-1.6	-11.7
Operating Profits	115.5	100.8	14.6
Non-Operating Income	0.2	0.1	0.1
Rent Received	0.0	0.0	0.0
Other Non-Operating Income	0.2	0.1	0.0
Non-Operating Expenses	-2.3	-1.7	-0.5
Interest Expenses	-0.2	-0.2	0.0
Interest on Commercial Paper	0.0	0.1	-0.1
Interest on Short-term Bonds	-1.6	-1.6	0.0
Amortization of Start-Up Costs	-0.3	0.0	-0.3
Other Non-Operating Expenses	0.0	0.0	0.0
Ordinary Profits	113.4	99.1	14.3
Extraordinary Gains	682.9	609.3	73.5
Gains on Disposal of Investments in Subsidiaries	679.0	605.4	73.5
Other Extraordinary Gains	3.9	3.9	0.0
Extraordinary Losses	-6.1	50.2	-56.4
Losses on Disposal of Investments in Subsidiaries	0.0	56.1	-56.1
Other Extraordinary Losses	-6.1	-5.9	-0.2
Income Before Income Taxes	790.2	758.7	31.4
Current	0.0	0.0	0.0
Deferred	0.0	0.5	-0.5
Total Income Taxes	0.0	0.5	-0.5
Net Income	790.2	759.3	30.8
Retained Earnings Brought Forward from Previous Fiscal Year	108.6	-1.3	110.0
Cancellation of Treasury Stock	-75.9	-75.9	0.0
Unappropriated Retained Earnings	822.9	681.9	140.9

Analysis of Changes

- **Cash Dividend Received from Subsidiaries and Affiliates (Operating Income)**
  - Increased in dividends due to strong performances of subsidiaries and affiliates
- **Operating Expenses**
  - Increased in advertising costs, etc.
- **Interest Expenses / Interest on Short-term Bonds (Non-operating Expenses)**
  - Increased due to increase in Short-term borrowings and Short-term Bonds which was used for the purchase of subsidiaries' shares to carry out organizational restructuring and repayment of public funds (JPY 965Bn of borrowings from BK and CB)
- **Gains on Disposal of Investments in Subsidiaries (Extraordinary Gains)**
  - Gains on sales of stocks of Mizuho Financial Strategy and Mizuho Trust & Banking
- **Other Extraordinary Losses**
  - Expenses related to preparation for a planned listing on the New York Stock Exchange (-JPY 4.8Bn)

Variance Analysis between Consolidated and 3 Banks

(JPY Bn)

	Consolidated (A)	3 Banks (B)	(A)-(B)	(A)-(B) excluded dividends from the revitalization subsidiaries
Consolidated Gross Profits / Gross Profits	2,002.4	*1,698.8	303.5	423.5
Net Interest Income	1,062.6	*1,112.0	-49.4	70.5
Fiduciary Income	78.8	77.9	0.8	0.8
Credit Costs for Trust Accounts	-1.4	-1.4	-	-
Net Fee and Commission Income	555.9	378.4	177.5	177.5
Net Trading Income	204.9	33.4	171.4	171.4
Net Other Operating Income	100.0	96.9	3.0	3.0
General and Administrative Expenses / General and Administrative Expenses (excluding Non-recurring Losses)	-1,095.2	-810.9	-284.2	-284.2
Consolidated Net Business Profits ** / Net Business Profits (before Reversal of General Reserve for Possible Losses on Loans)	922.5	* 889.2	33.2	153.2
Credit-related Costs	53.2	63.9	-10.7	-10.7
Net Gains related to Stocks	231.5	199.7	31.8	31.8
Ordinary Profits	921.0	* 789.4	131.6	251.6
Net Extraordinary Gains	59.0	146.1	-87.0	-87.0
Reversal of Reserves for Possible Losses on Loans, etc.	139.3	180.5	-41.1	-41.1
Net Income	649.9	* 732.9	-83.0	36.9

* Dividends from the revitalization subsidiaries of JPY120.0Bn for FY2005 are included due to the simple aggregation of 3 Banks

**Consolidated Net Business Profits = Consolidated Gross Profits - General and Administrative Expenses (excluding Non-recurring Losses) + Equity in Income from Investments in Affiliates and other Consolidation adjustments

Major Factors for the Variance

➢ **Net Interest Income**
- Loan guarantee subsidiaries (Mizuho Credit Guarantee), etc.
- Adjustment of intra-group transactions such as dividends received

➢ **Net Fee and Commission Income**
- Mizuho Information & Research Institute, Mizuho Investors Securities, Mizuho Securities, etc.

➢ **Net Trading Income**
- Mizuho Securities Group, Mizuho Investors Securities, etc.

➢ **General and Administrative Expenses**
- Mizuho Information & Research Institute, Mizuho Securities Group, etc.
- Difference in accounting rules for personnel expenses (Non-recurring Losses), such as amortization of Unrecognized Net Obligation (expenses related to Employee Retirement Benefits classified as G&A expenses on a consolidated basis, but as Net Non-recurring Gains (Losses) on a 3 Banks non-consolidated basis)

➢ **Credit Costs**
- Mizuho Credit Guarantee, etc.

➢ **Net Gains related to Stocks**
- Gains on sales of Mizuho Trust & Banking stock (JPY 42.4Bn)

➢ **Net Extraordinary Gains (Losses)**
- Decrease in Net Extraordinary Gains on a consolidated basis mainly due to differences in classification for Reversal of Reserves for Possible Losses on Loans versus on a non-consolidated basis

Analysis of Gross Profits

Gross Profits

(JPY Bn)

	FY2005	Change	FY2004
Gross Profits	1,698.8	72.4	1,626.4
Domestic Gross Profits	1,358.0	143.3	1,214.7
Net Interest Income	957.1	90.9	866.2
Fiduciary Income	77.9	15.1	62.8
Net Fee and Commission Income	308.8	51.7	257.0
Net Trading Income	70.8	54.1	16.7
Net Other Operating Income	-56.7	-68.6	11.9
International Gross Profits	340.7	-70.9	411.6
Net Interest Income	154.8	-6.9	161.8
Net Fee and Commission Income	69.5	11.5	58.0
Net Trading Income	-37.3	-64.5	27.1
Net Other Operating Income	153.7	-10.8	164.5

* Dividends from the revitalization subsidiaries of JPY120.0Bn for FY2005 are included due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

Analysis of Changes

<Domestic Gross Profits>

➢ **Net Interest Income (excluding dividends of JPY 120.0Bn from revitalization subsidiaries: -JPY 29.0Bn)**
- Decline in interest margins caused by tougher competition in lending businesses
  Domestic Operations: Loan and Deposit Rate Margin decreased 0.12% compared to FY2004 (2 Banks excluding revitalization subsidiaries)
- Decrease in the average balance of our domestic loans including that against Watch Obligors

➢ **Net Fee and Commission Income + Fiduciary Income**
- Solution business-related: approx. +JPY 20Bn
- Trust and asset management businesses of TB: approx. +JPY 16Bn
- Investment trusts and individual annuities: approx. +JPY 12Bn

➢ **Net Other Operating Income**
- Decreased due to disposition of unrealized losses on bond portfolios

<International Gross Profits>

➢ **Net Interest Income**
- Slightly decreased mainly due to increases in funding costs such as rising U.S. interest rates, despite increases in Interest and Dividends on Securities and in Interest on Loans centering on increase in loans of overseas branches

➢ **Net Trading Income**
- Partly affected by the increase in unrealized gains on currency swaps (the same value is recorded as income under "Net Other Operating Income (gains on foreign exchange transactions)" resulting from a forward exchange cover)

➢ **Net Other Operating Income**
- Decreased due to disposition of unrealized losses on bond portfolios

<Ratio of Non-interest Income to Gross Profits> *1

	FY2005 *2		Change		FY2004
Mizuho Bank *3	35.4%	(40.5%)	2.0%	(7.1%)	33.4%
Mizuho Corporate Bank *3	29.0%	(36.1%)	-4.2%	(2.7%)	33.3%
Mizuho Trust & Banking *3	72.5%	(73.2%)	0.5%	(1.3%)	71.9%
3 Banks	37.2%	(42.2%)	0.3%	(5.3%)	36.8%

*1: Calculated as (Gross Profits - Net Interest Income) / Gross Profits. Includes Credit Costs for Trust Accounts, and excludes dividends of JPY 120 Bn from revitalization subsidiaries in FY2005.
*2: Figures in ( ) exclude the disposition of unrealized losses on bond portfolios in 2H of FY2005.
*3: Aggregate figures of revitalization subsidiaries.

Expenses, Employees and Branches

G&A Expenses

3 Banks

(JPY Bn)

	FY2005	Change	FY2004
General and Administrative Expenses (Excluding Non-recurring Losses)	-810.9	18.1	-829.1
Personnel Expenses	-243.7	1.9	-245.7
Non-Personnel Expenses	-518.9	12.3	-531.3
Premium for Deposit Insurance	-53.4	-1.7	-51.7
Miscellaneous Taxes	-48.2	3.8	-52.1

Analysis of Changes

➢ **Personnel Expenses: JPY 1.9Bn decrease**
(Base Expenses)
- Reduction in expenses related to employee retirement benefits: -JPY 6.4Bn
- Other (head count reduction, etc.): -JPY 5.9Bn

(Strategic Expenses)
- Increased personnel in strategic areas (financial consultants, etc.), and enhanced incentives: +JPY 10.4Bn

➢ **Non-Personnel Expenses: JPY 12.3Bn decrease**
(Base Expenses)
- Effect of IT systems integration: -JPY 25.2Bn
- Other (consolidation of domestic branch network, etc.): -JPY 10.6Bn

(Strategic Expenses)
- Implementation of retail banking strategies, etc.: +JPY 23.5Bn

➢ **Taxes: JPY 3.8Bn decrease**
- Reduced property tax as the result of the consolidation of domestic branch network, etc.

of Employees

* Excluding financial subsidiaries for corporate revitalization

3 Banks*

	March 2006	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
Employees (excluding Executive Officers)	25,689	-472	242	26,161	25,447

of Branches

* Excluding financial subsidiaries for corporate revitalization

3 Banks*

	March 2006	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
Head Offices and Domestic Branches	419	-35	-110	454	529
	419	*-33*	*-42*	*452*	*461*
Overseas Branches	21	-	-	21	21
Domestic Sub-Branches	76	-15	-24	91	100
	76	*-15*	*-23*	*91*	*99*

* Figures in italics denote number of branches when counting multiple branches operating at the same location as one.

Use & Source of Funds and Interest Margins

Use & Source of Funds (Domestic Operations)

(JPY Bn)

	FY2005	Change	FY2004
	Average Balance	Average Balance	Average Balance
Use of Funds	88,004.3	-1,706.1	89,710.5
Loans	51,663.5	-715.4	52,379.0
Securities	30,109.8	1,192.2	28,917.6
Source of Funds	91,611.2	-1,874.1	93,485.4
Deposits	58,132.7	1,765.1	56,367.6
NCDs	9,229.5	-848.8	10,078.4
Debentures	7,332.0	-1,339.8	8,671.8
Call Money	6,816.4	-1,492.8	8,309.2

Interest Margins (Domestic Operations)

(%)

			FY2005	Change	FY2004
1	Return on Interest-Earning Assets		1.12	0.11	1.01
2	Return on Loans and Bills Discounted		1.29	-0.14	1.44
3	Return on Securities		0.94	0.49	0.45
4	Cost of Funding (including Expenses)		0.77	-0.03	0.81
5	Cost of Deposits and Debentures (including Expenses)		0.90	-0.06	0.96
6	Cost of Deposits and Debentures		0.08	-0.02	0.10
7	Cost of Other External Liabilities		0.15	-0.04	0.19
8	Net Interest Margin	(1)-(4)	0.35	0.15	0.20
9	Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	0.39	-0.08	0.48
10	Loan and Deposit Rate Margin	(2)-(6)	1.21	-0.12	1.33

*Deposits and Debentures include NCDs.

(Reference) After excluding Loans to Deposit Insurance Corporation of Japan, government, and other

			FY2005	Change	FY2004
11	Return on Loans and Bills Discounted		1.41	-0.15	1.57
12	Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	0.51	-0.09	0.61
13	Loan and Deposit Rate Margin	(11)-(6)	1.32	-0.13	1.46

* Excluding financial subsidiaries for corporate revitalization

Analysis of Changes

➢ **Changes in the average balance of funds**

- While the domestic loans bottomed out in 1H of FY2005, the average balance (including claims against Watch Obligors) decreased from FY2004.
- Average balance of securities increased from FY2004 mainly due to the diversification of investment (including credit investments).
- Average balance of debentures continued to decrease

Mizuho Bank: Ceased selling certificated debentures in Sep. 2003, and will suspend over-the-counter sales in Mar. 2007

Mizuho Corporate Bank: Suspended the issuance of five-year coupon debentures in Mar. 2006, and started issuing straight bonds from Apr. 2006

➢ **Loan and Deposit Rate Margins** (Line 10 & 13)

- Decreased from FY2004 as a result of a decline in loan spreads caused by tougher competition and a decline in the balance of claims against Watch Obligors, which has relatively higher margins

Housing and Consumer Loans / Loans to Both Small / Medium-Size Companies and Individual Clients / Deposits

Balance of Housing and Consumer Loans

(JPY Bn)

3 Banks	March 2006	Change from September 2005	Change from March 2005	September 2005	March 2005
Housing and Consumer Loans	11,774.1	103.0	-58.8	11,671.1	11,833.0
Housing Loans for owner's residential housing	** *9,225.6*	** *153.7*	** *85.1*	*9,071.9*	*9,140.4*

* Above figures are aggregated banking and trust account amounts.

** At Mizuho Trust & Banking, the balance of consumer loans decreased JPY 84.2 Bn in 1H of FY2005. This was due to the loan trust account housing loans being converted to beneficiary rights, in preparation for discontinuing the acceptance of new loan trust applications. (Transfer from loans and bills discounted to monetary claims.)

Loans to Both Small / Medium-Size Companies and Individual Clients

(%, JPY Bn)

3 Banks	March 2006	Change from September 2005	Change from March 2005	September 2005	March 2005
Percentage of Loans to Both Small and Medium-size Enterprises and Individual Customers, of Total Domestic Loans	65.1	3.5	2.6	61.6	62.4
Loans to Both Small and Medium-size Enterprises and Individual Customers	39,531.7	2,854.9	2,223.8	36,676.7	37,307.8

*Loans as of March 2006 include loans to MHFG of JPY 965.0Bn from MHBK (JPY 623.0Bn) and MHCB (JPY 342.0Bn).

Breakdown of Deposits (Domestic Offices)

(JPY Bn)

3 Banks*	March 2006	Change from September 2005	Change from March 2005	September 2005	March 2005
Deposits	65,731.8	-1,654.0	646.5	67,385.8	65,085.3
Individual Deposits	31,710.2	439.4	782.1	31,270.8	30,928.1
Corporate Deposits	28,527.6	-316.3	-87.2	28,843.9	28,614.9
Financial/Government Institutions	5,493.8	-1,777.1	-48.3	7,271.0	5,542.2

* Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

Breakdown of Deposits of Mizuho Bank

Deposit Balances by Deposit Type (Domestic Operations)

(JPY Bn)

	March 2006	Change from March 2005	Change from March 2004	March 2005	March 2004
Total Deposits	51,464.1	1,637.7	2,066.1	49,826.4	49,398.0
Liquid Deposits	32,779.9	1,676.8	1,952.3	31,103.0	30,827.6
Proportion of Liquid Deposits	63.6%	1.2%	1.2%	62.4%	62.4%

* Yen denominated deposits of domestic branches excluding Yen-denominated non-resident deposits and Offshore deposits
Liquid deposits = Current deposits + Ordinary deposits + Savings deposits + Deposits at notice

Deposit Balances by Depositor (Domestic Offices)

(JPY Bn)

	March 2006	Change from March 2005	Change from March 2004	March 2005	March 2004
Total Deposits	52,321.6	1,393.5	1,839.3	50,928.0	50,482.2
Individual Deposits	29,945.9	841.1	1,407.5	29,104.7	28,538.3
Corporate Deposits	19,281.6	260.0	443.5	19,021.6	18,838.1
Financial / Governmental Institutions	3,094.0	292.4	-11.6	2,801.5	3,105.6
Proportion of Individual Deposits	57.2%	0.0%	0.7%	57.1%	56.5%

* Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

Breakdown of Deferred Tax Assets (DTAs)

Deferred Tax Assets

Net DTAs further decreased by JPY 729.5Bn from Mar. 2005

(JPY Bn)

		March 2006	March 2005	Change
Reserves for Possible Losses on Loans	1	328.7	283.4	45.3
Devaluation of securities	2	468.9	1,097.6	- 628.6
Net Unrealized Losses on Other Securities	3	-	-	-
Reserve for Employee Retirement Benefits	4	8.1	6.4	1.6
Tax Losses Carried Forward	5	1,757.6	1,497.7	259.9
Other	6	411.1	398.5	12.5
Total Deferred Tax Assets	7	2,974.6	3,283.8	- 309.1
Valuation Allowance	8	- 1,563.1	- 1,661.1	98.0
Sub Total (= 7 + 8)	9	1,411.4	1,622.6	- 211.1
Amount related to Retirement Benefits Accounting	10	- 237.5	- 240.2	2.6
Unrealized Profits related to Lease Transactions	11	-	-	-
Net Unrealized Gains on Other Securities	12	- 857.3	- 347.7	- 509.6
Other	13	- 41.5	- 30.0	- 11.4
Total Deferred Tax Liabilities	14	- 1,136.4	- 618.0	- 518.4
Net Deferred Tax Assets (= 7 + 8 + 14)	15	275.0	1,004.5	- 729.5

* Amount related to Retirement Benefits Accounting includes Deferred Tax Liabilities related to gains from establishment of retirement benefits trust of -JPY138.0Bn.

Analysis of Changes

<1, 2, 5 & 6>

Acceptance of the "Tax Losses Carried Forward etc." by BK, CB, and TB from their financial subsidiaries for corporate revitalization
→ Increase in Deferred Tax Assets

<2 & 8>

Elimination of "Temporary Differences" related to investments to the financial subsidiaries for corporate revitalization of BK, CB, and TB
→ Decrease in Deferred Tax Assets related to Devaluation of securities, and decrease in the Valuation Allowance

<5>

Decrease in Tax Losses Carried Forward in line with recording taxable income (Total of 3 Banks excluding revitalization subsidiaries: approx. JPY 358Bn)
→ Decrease in Deferred Tax Assets

<8>

More conservative estimates of future taxable income
→ Increase in Valuation Allowance

<12>

Increase in unrealized gains on stocks
→ Increase in Deferred Tax Liabilities

* Excluding financial subsidiaries for corporate revitalization

BIS Capital Ratio

(%, JPY Bn)

	March 2006 (Preliminary)	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
(1) Capital Adequacy Ratio	11.62	0.89	-0.29	10.73	11.91
Tier I Capital Ratio	5.89	0.45	-0.30	5.44	6.19
(2) Tier I Capital	4,555.9	693.4	383.8	3,862.4	4,172.0
Common Stock and Preferred Stock	1,540.9	-	-	1,540.9	1,540.9
Capital Surplus	411.1	341.4	-611.4	69.6	1,022.5
Retained Earnings	1,417.5	94.7	444.9	1,322.7	972.5
Minority Interests in Consolidated Subsidiaries	1,280.5	166.4	201.3	1,114.1	1,079.2
Preferred Stock Issued by Overseas SPCs	*1,095.7*	*152.8*	*167.7*	*942.8*	*927.9*
Unrealized Losses on Other Securities	-	-	-	-	-
Treasury Stock	-46.8	88.0	347.7	-134.8	-394.5
Foreign Currency Translation Adjustments	-47.4	2.7	1.2	-50.1	-48.6
Goodwill Equivalent	-0.0	0.0	0.0	-0.0	-0.0
Consolidation Differences Equivalent	-	-	-	-	-
(3) Tier II Capital	4,554.0	514.8	597.5	4,039.2	3,956.4
Amount included in Capital	*4,554.0*	*691.5*	*597.5*	*3,862.4*	*3,956.4*
45% of Unrealized Gains on Other Securities	994.6	404.7	568.6	589.8	426.0
45% of Revaluation Reserve for Land	131.0	-10.3	-19.6	141.4	150.7
General Reserve for Possible Losses on Loans	615.7	65.4	-21.5	550.3	637.3
Debt Capital	2,812.5	55.0	70.1	2,757.5	2,742.3
Perpetual Subordinated Debt and Other Debt Capital	*776.3*	*-50.8*	*-77.9*	*827.1*	*854.3*
Subordinated Debt and Redeemable Preferred Stock	*2,036.2*	*105.8*	*148.1*	*1,930.3*	*1,888.0*
(4) Deductions from Capital	116.7	1.5	8.4	115.1	108.2
(5) Capital (2)+(3)-(4)	8,993.2	1,383.4	973.0	7,609.8	8,020.2
(6) Risk-adjusted Assets	77,338.3	6,463.4	10,013.3	70,874.8	67,324.9

➢ Major factors for changes in Capital (Since Mar. 2005: +JPY 973.0Bn, of which changes in Tier 1: +JPY 383.8Bn)
- Repayment of public funds preferred shares: -JPY 943.6Bn (issue price basis: -JPY 866.4Bn)
  → Capital surplus decreased by the same amount due to repurchase and cancellation
- Net Income: +JPY 649.9Bn
- Sale of common shares of MHFG held by the subsidiary (Mizuho Financial Strategy Co,. Ltd.): +JPY 531.6Bn
- Issuance of preferred securities: approx. +JPY 140Bn
- Increase in amounts equivalent to 45% of unrealized gains on securities (Tier II), due to the rise in the stock market: +JPY 568.6Bn

➢ Major factors for increase in Risk-adjusted Assets (Since Mar. 2005: + JPY 10,013.3Bn): Increase in assets such as loans and credit investments resulting from an enhanced risk-taking capability
- On-balance sheet items (Since Mar. 2005: +JPY 7,207.6Bn) Increase in loans: approx. +JPY 2.8Tn; Credit investments etc. : approx +JPY 3.2Tn; Investment in shares (market price): approx. +JPY 1.2Tn
- Off-balance sheet items (Since Mar. 2005: +JPY 1,924.1Bn) Increase in commitment lines: approx. + JPY 1.2Tn

Earnings Estimates for FY2006

Consolidated

(JPY Bn)

	FY 2006 (Estimates)	
		Change from FY2005 *2
Consolidated Net Business Profit *1	1,200.0	277.4 (138.9)
Credit-related Costs	-90.0	-143.2
Net Gains related to Stocks	40.0	-191.5
Ordnary Profits	1,120.0	198.9
Net Income	720.0	70.0

*1: Consolidated Gross Profits - General and Administrative Expenses (Excluding Non-recurring Losses)
+ Equity in Income from Investments in Affiliates and other consolidation adjustments

*2: Figures in ( ) indicate the figures excluding the effect of the disposition of Unrealized Losses on bond portfolios in the 2H of FY2005.

3 Banks

(JPY Bn)

	FY 2006 (Estimates)			
	Aggregated Figures of the 3 Banks	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Net Business Profits (before Provision for General Reserve for Possible Losses on Loans)	1,015.0	525.0	410.0	80.0
Credit-related Costs	-69.0	-60.0	0.0	-9.0
Ordinary Profit	910.0	405.0	435.0	70.0
Net Income	645.0	270.0	330.0	45.0

* Net Business Profits (before Provision for General Reserve for Possible Losses on Loans) of MHTB exclude the amounts of Credit Costs for Trust Accounts.

Mizuho Financial Group, Inc. (Holding Company) Non-Consolidated

(JPY Bn)

	FY 2006 (Estimates)	
		Change from FY2005
Operating Income	1,250.0	1,121.0
Ordinary Profits	1,220.0	1,106.5
Net Income	1,230.0	439.7

Overview of Disclosure of NPLs

(March 2006) (JPY Bn)

1. SELF-ASSESSMENT

Obligor \ Categorization	Non-Category	Category II	Category III	Category IV (Non-Collateralized)
Bankrupt and Substantially Bankrupt Obligors 130.8	130.8 (Collateral, Guarantees, etc. : 117.0; Reserves for Possible Losses : 13.8)		Reserve Ratio 100%	Direct Write-offs
Intensive Control Obligors 355.2	311.8 (Collateral, Guarantees, etc. : 194.6; Reserves for Possible Losses : 117.2)		43.4 Reserve Ratio 72.9%	
Watch Obligors — Special Attention Obligors — Claims for Special Attention 566.6	Reserve Ratio against Uncovered Portion 33.9% (Collateral, Guarantees, etc. : 200.1; Reserves for Possible Losses: 124.5)			
Watch Obligors — Other Watch Obligors				
Normal Obligors				
Total 74,190.4				

Reserve Ratio against Total Claims
- Other Watch Obligors 11.35%
- Normal Obligors 0.11%

2. Disclosed Claims under the Financial Reconstruction Law

Disclosed Claims under the Financial Reconstruction Law	
Claims against Bankrupt and Substantially Bankrupt Obligors 130.8	Coverage Ratio 100%
Claims with Collection Risk 355.2	Coverage Ratio 87.7%
Claims for Special Attention (Note1) 566.6	Coverage Ratio 57.2%
Total 1,052.8	Total Coverage Ratio 72.8%

3. Non-Accrual, Past Due & Restructured Loans

Non-Accrual, Past Due & Restructured Loans
Loans to Bankrupt Obligors 28.7
Non-Accrual Delinquent Loans 432.5
25.1 (Note 2)
Loans Past Due for 3 Months or More 13.9
Restructured Loans 552.3
Total 1,027.6

Amount of Partial Direct Write-offs (Banking Account + Trust Account)

Disclosed Claims under the Financial Reconstruction Law: 725.0

Non-Accrual, Past Due & Restructured Loans: 703.5

(Note 1) Claims for Special Attention is denoted in individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
(Note2) The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents claims other than loans included in Disclosed Claims under the FRL.

Claims against Special Attention Obligors (Banking Account)

Coverage Ratio: 59.5%

Reserve Ratio for Uncovered Portion: 34.3%

Reserve Ratio against Entire Claim: 21.1%

* Banking Account

NPL Balance and Coverage & Reserve Ratios

NPLs under FRL

Reduced Net NPL Ratio to 0.4% range

(Banking Account + Trust Account)

(JPY Bn)

	March 2006	Change from Sep. 2005	Change from Mar. 2005	September 2005	March 2005
Claims against Bankrupt and Substantially Bankrupt Obligors	130.8	-30.6	-78.6	161.4	209.5
Claims with Collection Risk	355.2	-347.4	-450.5	702.7	805.8
Claims for Special Attention	566.7	133.4	86.4	433.2	480.2
Total	1,052.8	-244.6	-442.8	1,297.5	1,495.6

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	725.0	-59.1	-140.4	784.1	865.4

(%)

NPL Ratio	1.41	-0.43	-0.74	1.85	2.16
Net NPL Ratio	0.47	-0.10	-0.28	0.58	0.75

Coverage & Reserve Ratios

Continued conservative reserves and maintained high ratios

(Banking Account)

(%)

Coverage Ratio	72.8	- 7.7	- 3.7	80.6	76.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	87.7	- 0.2	2.7	88.0	84.9
Claims against Special Attention Obligors	59.5	- 4.9	5.5	64.5	54.0

Reserve Ratio against Non-collateralized Claims

Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	-	-	100.0	100.0
Claims with Collection Risk	72.9	- 8.5	- 2.4	81.5	75.4
Claims against Special Attention Obligors	34.3	- 0.8	2.4	35.1	31.9

(Reference) Reserve Ratio

Claims against Special Attention Obligors	21.11	1.87	- 0.44	19.24	21.56
Claims against Watch Obligors excluding Special Attention Obligors	11.35	1.57	3.06	9.77	8.28
Claims against Normal Obligors	0.11	- 0.00	0.00	0.12	0.11

Results of Final Disposals

Progress in Removal of NPLs from the Balance Sheet
(Accumulated Removal Amount and Removal Ratio)

(Banking Account + Trust Account) (JPY Bn) (%) (%)

	Amount	Balance at March 2006	Accumulated Removal Amount	Accumulated Removal Ratio(%)	Modified Accumulated Removal Ratio*
As of September 2002	6,630.3	49.7	6,580.6	99.2	99.4
2H of FY2002	809.5	24.6	784.8	96.9	97.6
1H of FY2003	390.3	11.4	378.8	97.0	97.8
2H of FY2003	525.9	17.3	508.5	96.7	97.4
1H of FY2004	515.7	35.5	480.2	93.1	96.0
2H of FY2004	674.1	114.8	559.3	82.9	85.0
1H of FY2005	148.9	81.6	67.2	45.1	53.3
2H of FY2005	150.8	150.8			
Total	9,845.8	486.1	9,359.7		

* Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

Breakdown of Accumulated Amount Removed from the Balance Sheet

(JPY Bn)

(Banking Account + Trust Account)	Amount Removed							Accumulated Removed Amount from 2H of FY2000
	Up to 2H of FY2002(*)	In 1H of FY2003	In 2H of FY2003	In 1H of FY2004	In 2H of FY2004	In 1H of FY2005	In 2H of FY2005	
Liquidation	-962.2	-20.6	-129.5	-27.3	-160.3	-28.5	-40.7	**-1,369.4**
Restructuring	-994.5	-46.4	-320.8	-139.5	-98.6	-12.5	-55.8	**-1,668.4**
Improvement in Business Performance due to Restructuring	-121.2	-6.4	-43.9	-0.5	-2.9	-1.0	-3.1	**-179.4**
Securitization	-2,637.6	-116.0	-411.9	-254.1	-502.5	-153.2	-47.6	**-4,123.3**
Direct Write-off	1,761.8	19.3	519.6	128.6	363.0	99.2	45.8	**2,937.6**
Other	-2,605.8	-332.6	-438.1	-428.7	-520.0	-203.8	-427.3	**-4,956.6**
Debt recovery		-224.2	-313.7	-160.7	-291.4	-148.5	-217.0	
Improvement in Business Performance		-108.3	-124.4	-267.9	-228.6	-55.2	-210.2	
Total	-5,559.7	-502.9	-824.7	-721.7	-921.6	-300.0	-528.9	**-9,359.7**

* From 2H of FY2000 to 2H of FY2002.

Disclosed Claims under FRL and Coverage Ratios by Industry

(JPY Bn, %)

(Banking Account + Trust Account)	March 2006						September 2005		March 2005	
			Change from September 2005		Change from March 2005					
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,002.3	73.0	-234.0	-8.5	-423.5	-4.3	1,236.4	81.5	1,425.8	77.3
Manufacturing	95.3	73.7	-1.0	-12.3	-20.9	-4.9	96.3	86.0	116.2	78.7
Agriculture	0.4	85.3	-0.1	-9.2	-0.2	-7.6	0.5	94.6	0.7	93.0
Forestry	0.0	100.0	-	-	0.0	-	0.0	100.0	-	-
Fishery	0.0	72.3	0.0	-27.6	0.0	-27.6	0.0	100.0	0.0	100.0
Mining	0.0	100.0	-0.0	-	0.0	-	0.0	100.0	-	-
Construction	46.7	73.4	-40.4	-9.7	-50.7	-8.7	87.2	83.2	97.5	82.2
Utilities	0.1	100.0	-0.6	-	-0.8	-	0.7	100.0	1.0	100.0
Communication	6.0	70.1	-1.9	-4.0	-5.7	1.7	8.0	74.2	11.8	68.4
Transportation	217.9	67.4	83.5	-4.6	141.1	-1.1	134.3	72.0	76.8	68.5
Wholesale & Retail	177.8	61.4	-59.6	-12.7	-157.3	-7.6	237.4	74.1	335.1	69.1
Finance & Insurance	4.9	55.6	-1.6	-8.6	-3.3	-20.5	6.6	64.3	8.3	76.1
Real Estate	176.0	85.9	-80.3	-4.5	-118.7	0.1	256.3	90.4	294.7	85.7
Service Industries	129.7	63.8	-108.8	-14.2	-146.2	-5.0	238.5	78.1	275.9	68.9
Local Government	-	-	-	-	-	-	-	-	-	-
Other	147.1	88.2	-22.9	-0.1	-60.3	-2.3	170.1	88.3	207.5	90.5
Overseas Total (including Loans Booked Offshore)	50.4	69.7	-10.5	10.1	-19.2	7.9	61.0	59.5	69.7	61.8
Governments	2.9	17.5	-5.3	-0.2	-7.5	-6.8	8.3	17.8	10.5	24.4
Financial Institutions	7.5	93.4	6.8	-6.5	6.9	-6.5	0.6	100.0	0.6	100.0
Other	39.9	69.1	-12.0	3.4	-18.6	1.0	52.0	65.7	58.5	68.0
Total	1,052.8	72.8	-244.6	-7.6	-442.8	-3.7	1,297.5	80.6	1,495.6	76.6

*Trust account denotes trust accounts with contracts indemnifying the principal amounts.

Status of Loans by Nationality of Borrowers

Loans to Restructuring Countries

(Banking Account + Trust Account)

(JPY Bn, number of countries)

	March 2006	Change from September 2005	Change from March 2005	September 2005	March 2005
Loan amount	33.8	-9.0	-17.5	42.9	51.4
Number of Restructuring Countries	5	-1	-1	6	6

Loans by Nationality of Borrowers

(Banking Account + Trust Account)

(JPY Bn)

	March 2006		Change from September 2005		Change from March 2005		September 2005		March 2005	
	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*	Outstanding Loans	*Non-Accrual, Past Due and Restructured Loans*
Asia	1,872.6	14.4	253.6	-8.4	536.8	-11.5	1,619.0	22.9	1,335.8	26.0
China	*348.5*	*2.3*	*32.5*	*-2.8*	*79.5*	*1.8*	*315.9*	*5.1*	*268.9*	*0.4*
Thailand	*273.2*	*1.6*	*53.5*	*0.0*	*61.5*	*-3.2*	*219.6*	*1.5*	*211.6*	*4.8*
Hong Kong	*323.1*	*1.4*	*70.4*	*-1.3*	*119.1*	*-0.9*	*252.7*	*2.7*	*204.0*	*2.3*
Central and South America	1,156.9	0.7	138.1	-0.9	253.1	-2.1	1,018.8	1.6	903.8	2.9
North America	1,894.6	36.1	296.5	0.0	349.9	-2.4	1,598.1	36.0	1,544.7	38.6
Eastern Europe	29.1	-	-36.2	-	-10.2	-	65.3	-	39.4	-
Western Europe	1,836.2	8.9	618.2	0.2	903.1	1.4	1,218.0	8.7	933.0	7.5
Other	550.4	1.3	75.1	-7.9	148.4	-25.2	475.3	9.3	401.9	26.5
Total	7,340.1	61.6	1,345.4	-17.1	2,181.2	-40.0	5,994.7	78.7	5,158.9	101.7

Consolidated

Gains & Losses on Securities

Net Gains (Losses) on Securities

(JPY Bn)

	FY2005	Change	FY2004
Net Gains (Losses) related to Bonds	-118.7	-126.4	7.7
Gains on Sales and Others	70.8	-29.3	100.1
Losses on Sales and Others	-104.9	-38.4	-66.4
Devaluation	-75.8	-74.5	-1.3
Reversal of (Provision for) Reserve for Possible Losses on Investments	3.2	6.6	-3.4
Gains (Losses) on Derivatives other than for Trading	-11.9	9.2	-21.2

* Above figures don't include losses of JPY85.3Bn related to Japanese Bonds etc., resulting from a review of the bond portfolio (included in Non-recurring Losses).
* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

	FY2005	Change	FY2004
Net Gains related to Stocks	231.5	21.1	210.3
Gains on Sales	272.9	-3.8	276.7
Losses on Sales	-7.7	9.2	-16.9
Devaluation	-29.9	18.8	-48.7
Reversal of (Provision for) Reserve for Possible Losses on Investments	-0.0	0.9	-0.9
Gains (Losses) on Derivatives other than for Trading	-3.6	-4.0	0.3

* Above figures include Reversal of Reserve for Possible Losses on Investments (included in Extraordinary Gains)

Unrealized Gains / Losses on Other Securities

(JPY Bn)

	March 2006			September 2005	March 2005
	Unrealized Gains (Losses)	Change from Sep. 2005	Change from Mar. 2005	Unrealized Gains (Losses)	Unrealized Gains (Losses)
Other Securities	2,201.4	897.9	1,258.7	1,303.4	942.6
Stocks	2,462.3	986.4	1,352.7	1,475.8	1,109.6
Bonds	-234.4	-96.3	-104.1	-138.0	-130.2
Japanese Government Bonds	-230.6	-93.5	-95.3	-137.1	-135.3
Other	-26.4	7.8	10.1	-34.3	-36.6

Analysis of changes

➢ **Net Gains related to Bonds (-JPY 126.4Bn from FY2004)**
- Disposed unrealized losses on bond portfolios in light of such factors as current trends in interest rates (2H FY2005: -JPY 138.5Bn)

➢ **Net Gains related to Stocks (+JPY 21.1Bn from FY2004)**
- Gains on sales of stocks associated with credit and alternative investments (JPY 44.2Bn)
- Gains on sales of a part of Mizuho Trust & Banking stock (1H FY2005: JPY 42.4Bn)
- Recorded net gains related to the preferred stock acquired through the corporate revitalization project

➢ **Reduction of the book value of Stock Portfolio**

·FY2005 JPY 96.7Bn
of which was sold to Banks' Shareholdings Purchase Corporation JPY 8.1Bn

➢ **Unrealized Gains on Other Securities (the base amount to be recorded directly to Shareholders' Equity after tax and other necessary adjustment) (JPY 2,201.4Bn)**

(Stocks) Increased by JPY 1,352.7Bn from Mar. 2005 due to favorable performances in the stock market

* Nikkei 225: JPY 11,809 (Mar. 2005 month average)
→ JPY16,311 (Mar. 2006 month average)

(Bonds) Declined by JPY 104.1Bn from Mar. 2005 due to rise in long-term interest rates despite disposing unrealized losses on bond portfolios (full year: JPY 223.8Bn)

- of which, net unrealized losses on floating-rate bonds: -JPY 90.8Bn (-JPY 90.4Bn from Mar. 2005)

* 10-year JGB: 1.32% (Mar. 2005) → 1.77% (Mar. 2006)
10-year UST: 4.55% (Mar. 2005) → 4.85% (Mar. 2006)

Projected Redemption of Other Securities

■The projected redemption schedule for securities classified as Bonds Held to and Other Securities with maturities is as follows:

(JPY Bn)

3 Banks

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	10,678.2	11,802.0	7,874.2	7,304.4	3,154.5	3,635.1	1,526.5	1,485.3		
Japanese Government Bonds	10,367.2	11,551.2	5,919.6	5,575.3	2,699.5	3,238.0	1,273.8	1,270.0	1,402.2	1,282.1
Japanese Local Government Bonds	3.5	2.8	95.3	97.1	68.3	40.8	8.7	9.6		
Japanese Corporate Bonds	307.4	247.9	1,859.3	1,631.8	386.6	356.2	243.9	205.7		
Other	458.8	593.7	3,000.5	3,914.8	1,372.5	1,324.8	3,050.6	2,271.8		

Mizuho Bank

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	9,084.4	10,285.3	5,799.7	4,690.2	2,004.5	2,094.3	670.6	585.6		
Japanese Government Bonds	8,884.5	10,191.3	4,233.8	3,369.9	1,664.3	1,801.8	629.7	552.2	628.0	512.9
Japanese Local Government Bonds	1.7	1.4	84.2	85.1	61.7	35.6	-	-		
Japanese Corporate Bonds	198.1	92.5	1,481.6	1,235.1	278.4	256.8	40.9	33.4		
Other	51.6	44.0	1,217.8	954.9	220.0	271.7	798.4	254.5		

Mizuho Corporate Bank

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	1,366.2	1,243.0	1,776.7	2,311.5	933.3	1,434.2	546.2	546.5		
Japanese Government Bonds	1,282.7	1,099.8	1,487.4	2,014.0	842.7	1,341.6	334.4	364.7	370.3	370.3
Japanese Local Government Bonds	1.4	1.2	2.7	3.5	2.2	2.3	8.7	9.6		
Japanese Corporate Bonds	82.0	141.8	286.5	293.9	88.2	90.2	203.0	172.2		
Other	394.5	357.9	1,697.1	2,781.8	1,066.2	989.5	2,252.1	2,017.2		

Mizuho Trust & Banking

	Within 1 year		1 - 5 years		5 - 10 years		Over 10 years		Floating rate bonds included in the left table	
	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005	March 2006	September 2005
Japanese Bonds Total	227.6	273.6	297.7	302.6	216.6	106.5	309.6	353.1		
Japanese Government Bonds	199.9	259.9	198.3	191.4	192.3	94.5	309.6	353.1	403.9	398.9
Japanese Local Government Bonds	0.4	0.1	8.3	8.3	4.3	2.8	-	-		
Japanese Corporate Bonds	27.2	13.4	91.1	102.8	20.0	9.1	-	-		
Other	12.5	191.7	85.5	178.0	86.3	63.5	-	-		

* Excluding financial subsidiaries for corporate revitalization

Stock Portfolio by Industry

Mizuho's Stock Portfolio vs. TOPIX
(As of March 31, 2006)


Mizuho's Portfolio
TOPIX
16%
14%
12%
10%
8%
6%
4%
2%
0%
Fishery & Forestry
Mining
Construction
Food
Fabric
Paper/Pulp
Chemical
Generic Drug
Coal & Oil
Rubber
Glass & Debris
Steel
Non-steel
Metal Product
Machine
Electrical Apparatus
Transport Machinery
Precision Machinery
Other Product
Utilities
Surface Transportation
Marine Transportation
Air Transportation
Warehouse & Transportation
Communication
Wholesale
Retail
Bank
Securities
Insurance
Other Finance
Real Estate
Service

* Excluding financial subsidiaries for corporate revitalization

Conservative Accounting Measures

Steady Decrease in the Balance of Net Deferred Tax Assets (DTAs)

Balance of Net DTAs



(Consolidated)
Net DTAs
Net DTAs/Tier 1 Ratios (right axis)
(JPY Tn)
(%)
2.5
2.0
1.5
1.0
0.5
0.0
60
50
40
30
20
10
0
60.8%
33.8%
24.0%
-0.7
6.4%
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006

- Continued conservative estimation of future taxable income
  - (If the decrease in the valuation allowance, caused by the merger of the revitalization subsidiaries – deferred tax assets and compensating balance – is excluded) the valuation allowance has, in effect, been built up
- Recorded taxable income (aggregate estimation of 3 Banks excluding revitalization subsidiaries: JPY 358Bn)

DTAs decreased steadily

Change in Net DTAs

(JPY Bn, 3 Banks excluding revitalization subsidiaries)

	Mar. 06	Mar. 05	Change	
Net DTAs (1)+(2)+(4)	**275.0**	**1,004.5**	**-729.5**	
Total Deferred Tax Assets (1)	2,974.6	3,283.8	-309.1	
Devaluation of Securities	468.9	1,097.6	-628.6	(A)
Tax Losses Carried Forward	1,757.6	1,497.7	259.9	(B)
Total Deferred Tax Liabilities (2)	-1,136.4	-618.0	-518.4	
Net Unrealized Gains on Other Securities (3)	-857.3	-347.7	-509.6	(C)
Valuation Allowance (4)	-1,563.1	-1,661.1	98.0	(A) (D)
(Ref.) Net DTAs excluding Net Unrealized Gains on Other Securities (1)+(2)+(4)-(3)	1,132.4	1,352.3	-219.8	

(Major Factors)

Merger of financial subsidiaries for corporate revitalization into BK, CB, and TB (A), (B)

- Elimination of the "Temporary Differences" related to the investment in the financial subsidiaries for corporate revitalization under BK, CB, and TB: (A)
  ⇒ Decrease in DTAs related to Devaluation of Securities and in Valuation Allowance
- Acceptance of "Tax Losses Carried Forward, etc." from the financial subsidiaries for corporate revitalization under BK, CB, and TB: (B)
  ⇒ Increase in deferred tax assets

Increase in unrealized gains on stockholdings (C)

⇒ Increase in deferred tax liabilities

Further conservative estimation of future taxable income (D)

⇒ Increase in valuation allowance

Consolidation of Funds (Limited Liability Partnerships)

- Reviewed standards on control with reference to the U.S. standards, ahead of the revisions to Japan's accounting rules
  (Consolidate if fund-managing subsidiaries hold executory authority for the fund)

Number of subsidiaries consolidated: +13
Assets (consolidated basis): +Approx. JPY 30Bn

Employee Retirement Benefits

- **Unrecognized Actuarial Losses disappeared* due to considerable increase in Expected Return on Plan Assets associated with favorable market conditions**

  ⇨ **Estimate the recording of Amortization of Actuarial Gains forFY2006**

- **Recorded JPY 14.4Bn in Extraordinary Losses resulting from a review of the method used to calculate Employee Retirement Benefits at the beginning of the fiscal year**

(JPY Bn)

		FY2005	Change	FY2004
Projected Benefit Obligation	(A)	1,129.2	11.3	1,117.9
Fair Value of Plan Assets	(B)	1,849.5	468.1	1,381.3
Unrecognized Net Obligation	(C)	* -174.6	-462.2	287.6
Prepaid Pension Cost	(D)	584.2	-3.9	588.2
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	38.6	1.4	37.1

(Reference)

	FY2005	Change	FY2004
Service Cost	-21.9	2.0	-23.9
Interest Cost	-27.5	0.6	-28.2
Expected Return on Plan Assets	50.6	3.9	46.6
Amortization of Actuarial Gains (Losses)	-44.2	-4.3	-39.9
Amortization of Net Obligation by the Change of Acounting Policy	-	24.5	-24.5
Amortization of Prior Service Cost	0.4	-2.9	3.4
Others	-22.1	-17.0	-5.1
Expenses related to Employee Retirement Benefits	-64.9	6.8	-71.7

Further Improvements in Credit Ratings

■ Credit Ratings has improved significantly over the past two years

Agency	Rating	Mizuho (Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking) (Mar.31, 2004)	(Mar.31, 2005)	(Mar.31, 2006)	Mizuho (Mar.31, 2006)	SMBC (Mar.31, 2006)	BTMU (Mar.31, 2006)
Moody's	Long-term Ratings	A3*1 →	A1 →	A1	A1	A1	A1
	Bank Financial Strength Ratings	E*2 →	D- →	D+	D+	D	D+
S&P	Long-term Ratings	BBB →	A- →	A	A	A	A
Fitch	Long-term Ratings	BBB+ →	A- →	A	A	A-	A-
	Individual Ratings	E →	D →	C	C	C/D	C/D
R&I	Long-term Ratings	A- →	A →	A+	A+	A	A+
JCR	Long-term Ratings	A*3 →	A+*4 →	AA-*5	AA-*5	A+	AA

Note: Credit Ratings of Mizuho Trust & Banking are as follows *1: Baa1、*2: E+、*3: A-、*4: A、*5: A+

Recent Actions by Rating Agencies on Mizuho's Credit Ratings

- Mar.31, 2006 R&I raised Long-term Ratings of the 3 banks (A ➔A+)
- Feb.8, 2006 Fitch raised Individual Ratings of Mizuho Bank (C/D ➔ C)
- Nov.24, 2005 Moody's raised Bank Financial Strength Ratings of the 3 banks (D- ➔ D+)
- Aug.12, 2005 JCR raised Long-term Ratings of the 3 banks (A+ ➔ AA- (Mizuho Trust & Banking: A ➔ A+))
- Jul.28, 2005 Fitch raised Long-term and Individual Ratings of the 3 banks (Long-term: A- ➔ A, Individual: D ➔ C (Mizuho Bank: D ➔ C/D))
- Jun.8, 2005 S&P raised Long-term Ratings of the 3 banks (A- ➔ A)

Preferred Shares and Fully Diluted Outstanding Shares of Common Stock

As of the end of March 2006

Status	Type	Commencement Date of Conversion Period	Mandatory Conversion Date	Average Outstanding Shares (FY2005)	Term-end Outstanding Shares (a)	Issued Price (b) (JPY Thousand)	(a)*(b) (JPY Bn)	Average Increasing Shares of Common Stock for Dilutive Securities (FY2005)	Repurchase Date
Repaid	First Series Class I	Jul 01, 1998	Aug 01, 2005	0	0	3,000	0.0	0 thousand	Aug 31, 2004
Repaid	Second Series Class II	Aug 01, 2004	Aug 01, 2006	25,232	0	2,000	0.0	77 thousand	Aug 29, 2005
Repaid	Third Series Class III	Aug 01, 2005	Aug 01, 2008	41,905	0	2,000	0.0	125 thousand	Aug 29, 2005
	Fourth Series Class IV	-	-	150,000	150,000	2,000	300.0	—	
	Sixth Series Class VI	-	-	150,000	150,000	2,000	300.0	—	
Repaid	Seventh Series Class VII	Oct 01, 2006	Feb 01, 2011	66,438	0	2,000	0.0	255 thousand	Oct 12, 2005
Repaid	Eighth Series Class VIII	Oct 01, 2004	Feb 01, 2009	24,369	0	2,000	0.0	90 thousand	Aug 29, 2005
Repaid	Ninth Series Class IX	Sep 01, 2003	Sep 01, 2009	0	0	1,250	0.0	0 thousand	Mar 07, 2005
Repaid	Tenth Series Class X	Jul 01, 2003	Sep 01, 2009	57,534	0	1,250	0.0	158 thousand	Aug 29, 2005
	Eleventh Series Class XI	Jul 01, 2008	Jul 01, 2016	943,740	943,740	1,000	943.7	1,861 thousand	
Converted	Twelfth Series Class XI	Jul 01, 2003	Jul 01, 2011	0	0	1,000	0.0	0 thousand	
	Thirteenth Series Class XIII	-	-	36,690	36,690	1,000	36.6	—	
						Total	1,580.4	2,569 thousand (A)	

Shaded Preferred Shares were repaid or converted to common stocks.

Average Outstanding Shares of Common Stock (FY2005,Consolidated) 11,172 thousand B

Fully Diluted Outstanding Shares of Common Stock (FY2005, Consolidated) 13,741 thousand A+B

The increase in shares of common stock for dilutive securities calculated by the term-end outstanding shares (a) and stock price (JPY 963,000 as of March 31, 2006): 980 thousand

Diluted Net Income per Share of Common Stock

$$= \frac{\text{Net Income - Amount Not Available to Common Shareholders *1 + Adjustments}}{\text{Average Outstanding Shares of Common Stock During the Term *2 + Increasing Shares of Common Stock for Dilutive Securities *3}}$$

= **JPY 46,234.51**

*1 Dividends on Preferred Stock and other
*2 Treasury Stock is excluded from shares of Common Stock
*3 Increasing Shares of Common Stock for Dilutive Securities is calculated under the assumption that dilutive options regarding dilutive securities are exercised at the beginning of the term, in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated below
- The reference price is the average price of daily closing prices (including closing bid or offered prices) of Common Stocks as reported by the Tokyo Stock Exchange (the "TSE") for the 30 consecutive trading days (excluding trading days on which no closing prices, closing bid or offered prices are reported) commencing on the 45th trading day prior to April 1, 2005.
The reference price under this calculation: JPY506,900

Tier 1 / Tier 2 Securities (Public Offerings)

Tier 1 Securities

Overseas Offerings

[Overseas SPC of Mizuho Financial Group, Inc.]

Issuer	Issue Amount	Dividend	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's・S&P・Fitch)
Mizuho Capital Investment (USD) 1 Limited	US$600M	6.686% p.a. for the first 10 years, floating rate thereafter	None	13 Mar. 2006	Perpetual	On each dividend payment date from June 2016 at five-year intervals*	Baa2/BBB/A-
Mizuho Capital Investment (EUR) 1 Limited	Euro500M	5.02% p.a. for the first 5 years, floating rate thereafter	None	13 Mar. 2006	Perpetual	On each dividend payment date from June 2011 at five-year intervals*	Baa2/BBB/A-

[Overseas SPC of Mizuho Corporate Bank, Ltd.]

Issuer	Issue Amount	Dividend	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's・S&P)
Mizuho Preferred Capital Company L.L.C.	US$1,000M	8.79% p.a. for the first 10 years, floating rate thereafter	+150bps from June 2008	23 Feb. 1998	Perpetual	On each dividend payment date after June 2008*	Baa1/BBB+
Mizuho JGB Investment L.L.C.	US$1,600M	9.87% p.a. for the first 10 years, floating rate thereafter	+150bps from June 2008	16 Mar. 1998	Perpetual	On each dividend payment date after June 2008*	Baa1/BBB+

* Subject to prior approval of relevant authorities

Tier 2 Securities

Overseas Offerings

[Overseas SPC of Mizuho Financial Group, Inc.]

Issuer	Issue Amount	Coupon	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's・S&P・Fitch)
Mizuho Financial Group (Cayman) Limited	US$1,500M	5.79% p.a.	None	8 Mar. 2004	15 Apr. 2014	None	A2/A-/A-
	Euro750M	4.75% p.a. for the first 5 years, floating rate thereafter	+150bps from Apr. 2009	8 Mar. 2004	15 Apr. 2014	On each interest payment date after Apr. 2009*	A2/A-/A-
	US$1,500M	8.375% p.a.	None	27 Jan. 2004	Perpetual	On each interest payment date after Apr. 2009*	A2/—/—

* Subject to prior approval of relevant authorities

Domestic Offerings

Issuer	Issue Amount	Coupon	Step-up	Issue Date	Maturity	Redemption at Issuer's option	Rating (Moody's・R&I・JCR)
Mizuho Bank, Ltd.							
Unsecured Subordinated Bonds No.1	JPY 60Bn	1.7% p.a.	None	4 Feb. 2005	3 Feb. 2015	None	A2/A/A+
Unsecured Subordinated Bonds No.2	JPY 40Bn	1.67% p.a.	None	9 Aug. 2005	7 Aug. 2015	None	A2/A/A+
Unsecured Subordinated Bonds No.3	JPY 10Bn	2.04% p.a.	None	9 Aug. 2005	7 Aug. 2020	None	A2/A/A+
Unsecured Subordinated Bonds No.4	JPY 30Bn	1.81% p.a.	None	30 Jan. 2006	29 Jan. 2016	None	A2/A/A+
Unsecured Subordinated Bonds No.5	JPY 20Bn	2.49% p.a.	None	30 Jan. 2006	30 Jan. 2026	None	A2/A/A+
Mizuho Corporate Bank, Ltd.							
Unsecured Subordinated Bonds No.1	JPY 60Bn	2.1% p.a.	None	13 Feb. 2004	12 Feb. 2014	None	A2/A/A+
Unsecured Subordinated Bonds No.2	JPY 60Bn	2.18% p.a.	None	6 Aug. 2004	5 Aug. 2014	None	A2/A/A+
Mizuho Trust & Banking, Ltd.							
Unsecured Subordinated Bonds No.1	JPY 30Bn	1.91% p.a.	None	20 Dec. 2005	21 Dec. 2015	None	A2/A/A
Unsecured Subordinated Bonds No.2	JPY 10Bn	2.24% p.a.	None	20 Dec. 2005	21 Dec. 2020	None	A2/A/A

Ratings as of May 29, 2006